Form 20-F
Hotel101 Global Holdings Corp.
filed 2025-07-07
CIK 2054507

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: June 30, 2025

Commission File Number: 001-42727

Hotel101 Global Holdings Corp.
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

20 Cecil Street #04-03
Plus Building
Singapore 049705
(Address of principal executive offices)

Marriana Henares Yulo
Hotel101 Global Holdings Corp.
20 Cecil Street #04-03
Plus Building
Singapore 049705
+65 6513 8565
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.0001 per share	HBNB	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 234,152,398 ordinary shares as of July 7, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non accelerated filer	☒
				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

- i -

EXPLANATORY NOTE

On June 30, 2025 (the “Closing Date”), Hotel101 Global Holdings Corp., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of DoubleDragon Corporation (the “Company” or “HBNB”), consummated the previously announced business combination pursuant to the agreement and plan of merger, dated as of April 8, 2024 (and as amended on September 3, 2024, the “Merger Agreement”), by and among HBNB, Hotel of Asia, Inc., a company with limited liability incorporated under the laws of the Philippines (“HOA”), DoubleDragon Corporation, a company incorporated under the laws of the Philippines and listed on the Philippine Stock Exchange, Inc. (“DoubleDragon”), DDPC Worldwide Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore and a wholly-owned subsidiary of DoubleDragon (“DDPC”), Hotel101 Worldwide Private Limited, a private company limited by shares incorporated under the laws of Singapore (“Hotel101 Worldwide,” and together with DDPC and DoubleDragon, the “Principal Shareholders”), Hotel101 Global Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore (“Hotel101 Global”), HGHC 4 Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore and a wholly-owned subsidiary of HBNB (“Merger Sub 1”), HGHC 3 Corp., a British Virgin Islands business company and a wholly-owned subsidiary of HBNB (“Merger Sub 2”) and JVSPAC Acquisition Corp., a British Virgin Islands business company (“JVSPAC”).

The Business Combination was consummated on June 30, 2025 (the “Closing”). The transaction was unanimously approved by JVSPAC’s board of directors and was approved at the extraordinary general meeting of JVSPAC’s shareholders held on June 24, 2025 (the “Extraordinary General Meeting”). JVSPAC’s shareholders also voted to approve all other proposals presented at the Extraordinary General Meeting.

Pursuant to the Merger Agreement, among other things, the following transactions occurred as part of Closing: (a) on June 30, 2025, Hotel101 Global and Merger Sub 1 amalgamated (the “Amalgamation”), with Hotel101 Global being the surviving entity and a direct wholly-owned subsidiary of HBNB, (b) on June 30, 2025 (the “SPAC Merger Effective Time”) Merger Sub 2 merged with and into JVSPAC (the “SPAC Merger,” and together with the Amalgamation and the other transactions contemplated by the Merger Agreement, the “Business Combination”) pursuant to a plan of merger (the “Plan of Merger”), with JVSPAC being the surviving entity and a wholly-owned subsidiary of HBNB, and (c) on June 30, 2025, each issued and outstanding class A ordinary share, with no par value, of JVSPAC and each issued and outstanding class B ordinary share, with no par value, of JVSPAC (other than treasury shares, validly redeemed shares or dissenting shares) were converted into one ordinary share of HBNB.

As a result of the Business Combination, Hotel101 Global and JVSPAC have become wholly-owned subsidiaries of HBNB.

On July 1, 2025, HBNB’s ordinary shares (“HBNB Ordinary Shares”) commenced trading on the Nasdaq Capital Market (“Nasdaq”), under the ticker symbol “HBNB.”

Except as otherwise indicated or required by context, references in this Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) to “the Company,” “our” or “HBNB” refer to Hotel101 Global Holdings Corp., an exempted company with limited liability incorporated under the laws of the Cayman Islands, and its consolidated subsidiaries.

Certain amounts that appear in this Report may not sum due to rounding.

- ii -

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Report and the information incorporated by reference include certain “forward-looking statements” within the meaning of securities laws of certain jurisdictions, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this Report, including statements regarding HBNB’s future financial position, business strategy, plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, HBNB’s expectations concerning the outlook for its business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of HBNB as set forth in the sections of this Report. Forward-looking statements also include statements regarding the expected benefits of the Business Combination between HBNB and JVSPAC. These forward-looking statements are based on the beliefs and assumptions of the management of HBNB. Although HBNB believes that such plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, HBNB cannot assure you that such plans, intentions or expectations will be achieved or realized.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	maintain the listing of HBNB Ordinary Shares on Nasdaq;

●	implement current plans and operations, as may be affected by the consummation of the Business Combination;

●	realize the benefits expected from the Business Combination and the transactions contemplated thereby;

●	HBNB and HOA may not be able to successfully manage, execute and implement their respective growth or expansion strategies;

●	joint venture partners, including owners of pre-sold condotel units in Hotel101 hospitality projects (“Unit Owners”) may have interests different from and may take actions that adversely affect HBNB and HOA;

●	HBNB and HOA are exposed to risks associated with offering deferred payment schemes, including the risk of customer default;

●	competition for the acquisition of land for new projects and risks relating to the management of its land bank may adversely affect HBNB’s and HOA’s business;

●	the hospitality industry is highly competitive and failure to effectively compete could limit HBNB’s and HOA’s ability to maintain or increase market share and profitability;

●	HBNB and HOA are vulnerable to decline or disruption in the travel and hospitality industries or economic downturn;

●	the cash ratio of Hotel101 Global, HBNB’s subsidiary, is less than 1.0, which exposes Hotel101 Global to liquidity risk;

●	HBNB and HOA face project cost and completion risks, including generating sufficient cash flow from presales and other funding sources to support its operations and plans, substantial sales cancellations, and reputational risk and damage to the Hotel101 brand if projects or hotels do not meet customers’ requirements;

- iii -

●	HBNB and HOA have multiple related-party transactions with affiliated companies, and transactions with certain affiliates constitute a substantial percentage of HOA’s revenues;

●	rights and titles over land owned by the subsidiaries of HBNB and HOA may be contested by third parties and certain short-term leases may not be renewed;

●	HBNB and HOA rely on a third-party contractor for HBNB’s websites and its global application (the “Hotel101 App”);

●	insurance may not cover all damage or other potential losses;

●	real estate development and marketing activities and hotel operation and management activities are subject to a wide variety of laws and regulations;

●	HBNB and HOA may be subject to regulatory inquiries, investigations, litigation, and other disputes, including potential construction defects and other building-related claims;

●	risks related to the Philippines in relation to HOA’s business and operations; and

●	other factors discussed under the section titled “Risk Factors” in the proxy statement and prospectus (the “Proxy Statement/Prospectus”) that is part of HBNB’s Registration Statement on Form F-4, as amended (File No. 333-287130) (the “Form F-4”), which section is incorporated herein by reference.

The foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should any of HBNB’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. HBNB cautions you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this Report. HBNB does not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that HBNB will make additional updates with respect to that statement, related matters or any other forward-looking statements.

Market and industry data incorporated by reference in this Report is based on the good faith estimates of HBNB’s management, which in turn are based upon HBNB’s management’s review of internal surveys, independent industry surveys and publications and other third-party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While HBNB is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in the Proxy Statement/Prospectus under the sections titled “Risk Factors,” “Hotel101 Global’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “HOA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated herein by reference.

- iv -

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

The directors and executive officers of HBNB upon the consummation of the Business Combination are set forth in the Proxy Statement/Prospectus under the section titled “Directors and Officers After the Transactions” and is incorporated herein by reference.

The business address for each of HBNB’s directors and executive officers is 20 Cecil Street #04-03, Plus Building Singapore 049705.

B. Advisers

Milbank (Hong Kong) LLP acted as counsel for HBNB with respect to U.S. law, and will act as counsel to HBNB upon and following the consummation of the Business Combination as to matters of U.S. law. The address of Milbank (Hong Kong) LLP is 30/F Alexandra House, 18 Chater Road, Hong Kong.

Appleby acted as counsel for HBNB with respect to Cayman Islands law, and will act as counsel to HBNB upon and following the consummation of the Business Combination as to matters of Cayman Islands law. The address of Appleby is Suites 3505-06, 35/F, Two Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong.

C. Auditors

Marcum LLP acted as the independent registered public accounting firm for the consolidated financial statements of HBNB as of December 31, 2024 and for the period from March 13, 2024 (date of inception) to December 31, 2024, as well as the consolidated financial statements of Hotel101 Global as of and for the years ended December 31, 2024 and 2023. The address of Marcum LLP is 730 Third Avenue, 11th Floor. New York, NY 10017.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. [Reserved]

B. Capitalization and Indebtedness

The following table sets forth the capitalization of HBNB on an unaudited pro forma combined basis as of December 31, 2024, after giving effect to the Business Combination.

As of December 31, 2024	Pro Forma Combined (Unaudited) ($ thousands)

Cash and cash equivalents	9,503
HBNB Class A ordinary shares, $0.0001 par value	23
Additional paid-in capital	36,172
Retained earnings (accumulated losses)	(24,395)
Foreign currency translation reserve	(166)
Total Equity	11,634
Total indebtedness	286
Total capitalization	11,920

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors related to the business and operations of HBNB are described in the Proxy Statement/Prospectus under the section titled “Risk Factors” and is incorporated herein by reference.

Item 4. Information on the Company

A. History and Development of the Company

The Company’s legal and commercial name is “Hotel101 Global Holdings Corp.” and is commonly known as “HBNB” or “Hotel101.” HBNB is an exempted company with limited liability incorporated under the laws of the Cayman Islands on March 13, 2024. HBNB was incorporated for the purpose of effectuating the Business Combination. HBNB’s registered office is located at 71 Fort Street, PO Box 500, George Town, Grand Cayman, KY1-1106, Cayman Islands. HBNB’s principal executive office is located at 20 Cecil Street #04-03, Plus Building Singapore 049705 and its telephone number is +65 6513 8565.

See “Explanatory Note” in this Report for additional information regarding HBNB and the Business Combination. This history and development of HBNB and the material terms of the Business Combination are described in the Proxy Statement/Prospectus under the sections titled “Summary of the Proxy Statement/Prospectus,” “Proposal No. 1—The SPAC Merger Proposal,” “Information about HBNB and Hotel101 Global,” and “Description of HBNB Ordinary Shares,” which are incorporated herein by reference.

HBNB is subject to certain of the informational filing requirements of the Exchange Act. Since HBNB is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of HBNB are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of HBNB Ordinary Shares. In addition, HBNB is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, HBNB is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

HBNB’s website address is https://hotel101global.com/. The information contained on, or accessible through, the website does not form part of, and is not incorporated by reference into, this Report.

B. Business Overview

Prior to the Business Combination, HBNB did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Merger Agreement, such as the making of certain required securities law filings and the establishment of certain subsidiaries. Upon the closing of the Business Combination, HBNB became the direct parent of, and conducts its business through, Hotel101 Global.

A description of our business is included in the Proxy Statement/Prospectus under the sections titled “Information about HBNB and Hotel101 Global,” “Hotel101 Global’s Investment in HOA,” “Hotel101 Global’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “HOA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated herein by reference.

Recent Developments

On May 28, 2025, Hotel101 Global signed an agreement with a member of Saudi Arabia’s Horizon Group to, subject to additional contract, establish a joint venture for the development of up to 10 Hotel101 projects in the Kingdom of Saudi Arabia.

On June 6, 2025, Hotel101 Global entered into a 10-year partnership agreement with an affiliate of MATCH Hospitality AG, the official hospitality provider for the Formula 1 Spanish Grand Prix, to become an “Official Hotel” partner for the Formula 1 Spanish Grand Prix. The agreement would allow Hotel101-Madrid, once completed, to provide accommodation for attendees of the 2026 Formula 1 Spanish Grand Prix and beyond.

C. Organizational Structure

Upon consummation of the Business Combination, Hotel101 Global and JVSPAC became wholly-owned subsidiaries of HBNB. The following chart depicts a simplified organizational chart of the main subsidiaries, branches, representative offices and material associate of HBNB as of the date of this Report.

Hotel101 Global Holdings Corp.
Cayman Islands
(Listed on Nasdaq. Ticker symbol "HBNB")
100%
Hotel101 Global Pte. Ltd.
Singapore
100%
Hotel101 Marketing Pte. Ltd. (Formerly: Hotel101 Sales Pte. Ltd.)
Singapore
Hotel101 Sales Pte. Ltd. - Dubai Branch - Representative Office
Dubai
100%
Hotel101 Marketing Japan GK
Japan
100%
Hotel101 Marketing HK Limited
Hong Kong
100%
H101 Marketing Mexico, S.A. de C.V.
Mexico
Hotel101 Sales Pte. Ltd. Taiwan Representative Office
Taiwan
100%
Hotel101 EU SARL
Luxembourg
100%
Hotel101 Madrid SLU
Spain
100%
Hotel101 Spain Management SLU
Spain
100%
Hotel101 LA Holdings LLC
United States
100%
Hotel101 Los Angeles LLC
United States
100%
Hotel101 Japan Management Kabushiki Kaisha
Japan
100%
Hotel101 Japan One Pte. Ltd.
Singapore
100%
Hotel101 Japan Two Pte. Ltd.
Singapore
Hotel101 Japan Two Pte. Ltd. - Japan Branch
Preferred Shares - 50.1%
Preferred Shares - 49.9%
100%
Tokutei Mokuteki Kaisha Hotel101 Niseko
Japan
40%
Hotel of Asia, Inc.
Philippines
100%
Hotel101 Worldwide Private Limited
Singapore
100%
Hotel101 Management Corp.
Philippines
49.98%
CSI Hotels Incorporated
Philippines
40%
Contemporain Development Corp.
Philippines

D. Property, Plants and Equipment

HBNB’s property, plants and equipment are held through Hotel101 Global. Information regarding the Hotel101 Global’s property, plants and equipment is described in the Proxy Statement/Prospectus under the headings “Information about HBNB and Hotel101 Global” and “Hotel101 Global’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which information is incorporated herein by reference.

Item 4A. Unresolved Staff Comments

None / Not applicable.

Item 5. Operating and Financial Review and Prospects

Following and as a result of the Business Combination, the business of HBNB is conducted through Hotel101 Global, its direct, wholly-owned subsidiary. The discussion and analysis of the financial condition and results of operations of Hotel101 Global is included in the Proxy Statement/Prospectus under the section titled “Hotel101 Global’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is incorporated herein by reference.

On January 21, 2025, pursuant to the Merger Agreement, Hotel101 Global acquired a 40% interest in HOA. Hotel101 Global’s 40% interest in HOA is accounted for using the equity method and is not consolidated in Hotel101 Global’s financial statements. The discussion and analysis of the financial condition and results of operations of HOA, Hotel101 Global’s material associate, is included in the Proxy Statement/Prospectus under the section titled “HOA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is incorporated herein by reference.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The directors and executive officers of HBNB are set forth in the Proxy Statement/Prospectus under the section titled “Directors and Officers After the Transactions,” which is incorporated herein by reference.

B. Compensation

Information pertaining to the compensation of the directors and executive officers of HBNB is set forth in the Proxy Statement/Prospectus under the sections titled “Directors and Officers After the Transactions—Board of Directors,” “Directors and Officers After the Transactions—Aggregate Compensation of Executive Officers and Directors” and “Directors and Officers After the Transactions—Key Executive Shares,” which are incorporated herein by reference.

On June 30, 2025, HBNB entered into restricted share subscription agreements with certain key executives and/or employees of HBNB and/or its affiliates (the “Restricted KES Subscribers”) with respect to an aggregate of 34,170,000 Key Executive Shares (“Restricted KES”). On June 30, 2025, HBNB issued the Restricted KES to the relevant Restricted KES Subscribers at $0.0642 per share. The Restricted KES will vest according to the following schedule (the “Vesting Schedule”) from June 30, 2025.

Number of Months from June 30, 2025	Percentage of Restricted KES
18	5.00%
30	10.00%
42	15.00%
54	20.00%
66	50.00%

In case of resignation or termination of a Restricted KES Subscriber from his or her role with HBNB and/or its affiliates while any of such Restricted KES Subscriber’s Restricted KES remain unvested, such Restricted KES Subscriber’s unvested Restricted KES shall be returned to HBNB through a buyback. Such Restricted KES Subscriber shall have zero net benefit in case the buyback results in any gains and HBNB shall be entitled to receive all benefits and gains of such buyback.

On June 30, 2025, HBNB entered into share subscription agreements (each, a “Share Subscription Agreement”) with certain consultants and/or employees of HBNB and/or its affiliates (the “KES Subscribers” and together with the Restricted KES Subscribers, the “Key Executives”) with respect to an aggregate of 330,000 Key Executive Shares (“Subscribed KES”). On June 30, 2025, HBNB issued the Subscribed KES to the relevant KES Subscribers at $0.0642 per share. On July 2, 2025, HBNB entered into an amendment to each Share Subscription Agreement (each, an “Amendment”) with each Share Subscriber pursuant to which all but 100 of each Share Subscriber’s Subscribed KES (the “Locked-up KES”) are subject to the following lock-up period schedule (each, a “Lock-up Period” and such Locked-up KES subject to a Lock-up Period, “Lock-up Shares”):

Lock-up Period
Start	End	Lock-up Shares
July 2, 2025	Date that is 18 months after June 30, 2025	100.00% of Locked-up KES
July 2, 2025	Date that is 30 months after June 30, 2025	95.00% of Locked-up KES
July 2, 2025	Date that is 42 months after June 30, 2025	85.00% of Locked-up KES
July 2, 2025	Date that is 54 months after June 30, 2025	70.00% of Locked-up KES
July 2, 2025	Date that is 66 months after June 30, 2025	50.00% of Locked-up KES

In case of resignation or termination of a KES Subscriber from his or her role with HBNB and/or its affiliates while any of such KES Subscriber’s Locked-up KES remain subject to a Lock-up Period, such KES Subscriber’s Lock-up Shares shall be returned to HBNB through a buyback. Such KES Subscriber shall have zero net benefit in case the buyback results in any gains and HBNB shall be entitled to receive all benefits and gains of such buyback.

C. Board Practices

Information pertaining to HBNB’s Board of Directors’ practices is set forth in the Proxy Statement/Prospectus under the section titled “Directors and Officers After the Transactions,” which is incorporated herein by reference.

D. Employees

Information pertaining to HBNB’s employees is set forth in the Proxy Statement/Prospectus under the section titled “Information about HBNB and Hotel101 Global—Employees,” which is incorporated herein by reference.

E. Share Ownership

Ownership of HBNB’s shares by its directors and executive officers upon consummation of the Business Combination is set forth in Item 7.A of this Report.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

On June 30, 2025, HBNB’s Board of Directors approved a policy for recovery of erroneously awarded compensation (the “Clawback Policy”) providing for HBNB’s recoupment of recoverable incentive-based compensation that is received by covered officers of HBNB under certain circumstances, in compliance with Section 10D of the Exchange Act, Rule 10D-1 promulgated thereunder and Nasdaq Listing Rule 5608. See Exhibit 97.1 to this Report.

HBNB has not recouped compensation, or attempted to recoup compensation, from any employee to date.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of HBNB Ordinary Shares as of the date of this Report by:

●	each person known by HBNB to be the beneficial owner of more than 5% of outstanding HBNB Ordinary Shares;

●	each of HBNB’s directors and executive officers; and

●	all of HBNB’s directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if that person possesses sole or shared voting or investment power over that security. A person is also deemed to be a beneficial owner of securities if that person has a right to acquire within 60 days, including, without limitation, through the exercise of any option, warrant or other right or the conversion of any other security. Such securities, however, are deemed to be outstanding only for the purpose of computing the percentage beneficial ownership of that person but are not deemed to be outstanding for the purpose of computing the percentage beneficial ownership of any other person. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

The calculations in the table below are based on 234,152,398 HBNB Ordinary Shares issued and outstanding as of the date of this Report.

Unless otherwise indicated, HBNB believes that all persons named in the table below have sole voting and investment power with respect to all shares of voting shares beneficially owned by them. To HBNB’s knowledge, no HBNB Ordinary Shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Unless otherwise indicated, the address of each person named below is 20 Cecil Street #04-03, Plus Building, Singapore 049705.

	Number of HBNB Ordinary Shares	% of HBNB Ordinary Shares
Greater than Five Percent Holders
DDPC(1)	137,456,660	58.7%
DoubleDragon(1)	195,510,000	83.5%
Hotel101 Worldwide(1)	27,107,777	11.6%
Edgar J. Sia II(1)(2)	215,059,984	91.8%
Tony Tan Caktiong(1)(2)	198,960,004	85.0%

Directors and Executive Officers
Marriana Henares Yulo	3,450,004	1.5%
Rodolfo Ma. Allena Ponferrada	120,000	*
Jacy Ryan Tan Chua	100,000	*
Earl Ericson King Tanmantiong	100,000	*
Gary Emerson Po Cheng	—	—
Rene De Jesus Buenaventura	—	—
Victoria R. Tamayao	—	—
Ng Kwang Hong Dennis	100,000	*
Catherine Ying Sau Chan	100,000	*
All directors and executive officers of HBNB as a group (9 individuals)	3,970,004	1.7%

Notes:

*	Represents beneficial ownership of less than 1%.

(1)	DDPC and Hotel101 Worldwide are subsidiaries of, and are controlled by, DoubleDragon. The address of the principal business offices of DoubleDragon, DDPC and Hotel101 Worldwide is DD Meridian Park, EDSA Extension Boulevard cor. Macapagal Avenue, Bay Area, Pasay City, Metro Manila, Philippines 1302.

(2)	Includes shares held in the name of DoubleDragon, DDPC and Hotel101 Worldwide, whose beneficial ownership are attributable to Edgar J. Sia II and Tony Tan Caktiong as DoubleDragon is controlled by Edgar J. Sia II and Tony Tan Caktiong. The address of the principal business offices of Edgar J. Sia II and Tony Tan Caktiong is DD Meridian Park, EDSA Extension Boulevard cor. Macapagal Avenue, Bay Area, Pasay City, Metro Manila, Philippines 1302.

As of the date of this Report, HBNB has one class of ordinary shares, and each holder of HBNB Ordinary Shares is entitled to one vote per share. HBNB’s major shareholders do not have different voting rights from other shareholders.

As of the date of this Report, DoubleDragon beneficially owns 83.5% of the total outstanding HBNB Ordinary Shares and is HBNB’s controlling shareholder. As of the date of this Report, HBNB is not aware of any arrangements which may at a subsequent date result in a change in control of HBNB.

Based on a review of the information provided by HBNB’s transfer agent, as of close of business on July 1, 2025, a total of 1,804,897 HBNB Ordinary Shares, representing approximately 0.0077% of the total outstanding HBNB Ordinary Shares, were held by two record holders with registered addresses in the United States. These numbers are not representative of the number of beneficial holders of HBNB Ordinary Shares nor is it representative of where such beneficial holders reside since many of these HBNB Ordinary Shares were held of record by brokers or other nominees.

B. Related Party Transactions

Information pertaining to HBNB’s related party transactions is set forth in the Proxy Statement/Prospectus under the section titled “Certain HBNB, Hotel101 Global and HOA Relationships and Related Person Transactions,” which is incorporated herein by reference.

C. Interests of Experts and Counsel

None / Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

Consolidated financial statements have been filed as part of this Report. See Item 18 “Financial Statements.”

Legal Proceedings

Information regarding legal or arbitration proceedings are described in the Proxy Statement/Prospectus under the sections titled “Information about HBNB and Hotel101 Global—Legal Proceedings” and “Hotel101 Global’s Investment in HOA—Legal Proceedings,” which are incorporated herein by reference.

Dividend Policy

Information regarding HBNB’s policy on dividend distributions is described in the Proxy Statement/Prospectus under the section titled “Description of HBNB Ordinary Shares—Ordinary Shares—Dividends,” which is incorporated herein by reference.

B. Significant Changes

A discussion of significant changes since December 31, 2024 is provided under Item 4 of this Report and is incorporated herein by reference.

Item 9. The Offer and Listing

A. Offer and Listing Details

The HBNB Ordinary Shares are listed on Nasdaq under the ticker symbol “HBNB.” Holders of HBNB Ordinary Shares should obtain current market quotations for their securities. There can be no assurance that the HBNB Ordinary Shares will remain listed on Nasdaq. If HBNB fails to comply with the Nasdaq listing requirements, the HBNB Ordinary Shares could be delisted from Nasdaq. A delisting of the HBNB Ordinary Shares will likely affect the liquidity of the HBNB Ordinary Shares and could inhibit or restrict the ability of HBNB to raise additional financing.

Information regarding lock-up restrictions applicable to the HBNB Ordinary Shares held by the Principal Shareholders, JVSPAC’s sponsor, certain key executives and/or employees and/or consultants of HBNB and/or its affiliates is set forth in the Proxy Statement/Prospectus under the sections titled “HBNB Ordinary Shares Eligible for Future Sale—Lock-up Periods” and “Directors and Officers After the Transactions—Key Executive Shares,” which are incorporated herein by reference, and Item 6.B of this Report.

B. Plan of Distribution

Not applicable.

C. Markets

The HBNB Ordinary Shares are listed on Nasdaq under the ticker symbol “HBNB.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

The authorized share capital of HBNB is $50,000 divided into 500,000,000 shares of a par value of $0.0001 each, consisting of 500,000,000 Ordinary Shares.

As of the date hereof, subsequent to the consummation of the Business Combination, there are 234,152,398 HBNB Ordinary Shares with par value of $0.0001 per share that are outstanding and issued.

As of the date hereof, no HBNB Ordinary Shares are held by or on behalf of HBNB or any of its subsidiaries.

Information regarding HBNB’s share capital is described in the Proxy Statement/Prospectus under the heading “Description of HBNB Ordinary Shares,” which is incorporated herein by reference.

B. Memorandum and Articles of Association

HBNB is an exempted company with limited liability incorporated under the laws of the Cayman Islands. HBNB’s amended and restated memorandum and articles of association provides that HBNB has full power and authority to carry out any object that is not prohibited by any law of the Cayman Islands.

Information regarding certain material provisions of HBNB’s amended and restated memorandum and articles of association is described in the Proxy Statement/Prospectus under the sections titled “Description of HBNB Ordinary Shares—Ordinary Shares” and “Comparison of Your Rights as a Holder of JVSPAC’s Shares and Your Rights as a Potential Holder of HBNB Ordinary Shares—HBNB,” which are incorporated herein by reference.

C. Material Contracts

Material Contracts Relating to HBNB’s Operations

Information pertaining to certain of HBNB’s material contracts is set forth in the Proxy Statement/Prospectus under the sections titled “Information about HBNB and Hotel101 Global,” “Risk Factors—Risks Related to the Business and Operations of HBNB, Hotel101 Global and HOA” and “Certain HBNB, Hotel101 Global and HOA Relationships and Related Person Transactions,” which are incorporated herein by reference.

Material Contracts Relating to the Business Combination

Business Combination Agreement

The description of the Merger Agreement in the Proxy Statement/Prospectus under the section titled “Proposal No. 1—The SPAC Merger Proposal—Merger Agreement” is incorporated herein by reference.

Related Agreements

The description of the material provisions of certain additional agreements entered into or to be entered into pursuant to the Merger Agreement in the Proxy Statement/Prospectus under the section titled “Proposal No. 1—The SPAC Merger Proposal—Additional Agreements” is incorporated herein by reference.

D. Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions.

E. Taxation

Information regarding certain material U.S. federal income tax considerations for owning and disposing of HBNB Ordinary Shares is set forth in the Proxy Statement/Prospectus under the section titled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations,” which is incorporated herein by reference.

F. Dividends and Paying Agents

Information regarding HBNB’s policy on dividends is described in the Proxy Statement/Prospectus under the section titled “Description of HBNB Ordinary Shares—Ordinary Shares—Dividends,” which is incorporated herein by reference. HBNB has not identified a paying agent.

G. Statement by Experts

The audited consolidated financial statements of Hotel101 Global Holdings Corp. as of December 31, 2024 and for the period from March 13, 2024 (date of inception) to December 31, 2024, are incorporated in this Report on Form 20-F by reference to the Registration Statement on Form F-4 (File No. 333-287130) initially filed on May 9, 2025. Such consolidated financial statements have been incorporated by reference herein in reliance on the report of Marcum LLP, independent registered public accounting firm, incorporated by reference herein, given upon their authority as experts in accounting and auditing.

The audited consolidated financial statements of Hotel101 Global Pte. Ltd. as of and for the years ended December 31, 2024 and 2023, are incorporated in this Report on Form 20-F by reference to the Registration Statement on Form F-4 (File No. 333-287130) initially filed on May 9, 2025. Such consolidated financial statements have been incorporated by reference herein in reliance on the report of Marcum LLP, independent registered public accounting firm, incorporated by reference herein, given upon their authority as experts in accounting and auditing.

The audited consolidated financial statements of HOA as of and for the years ended December 31, 2024 and 2023 are incorporated in this Report on Form 20-F by reference to the Registration Statement on Form F-4 (File No. 333-287130) initially filed on May 9, 2025. Such consolidated financial statements have been incorporated by reference herein in reliance upon the report of R.G. Manabat & Co., independent auditors, incorporated by reference herein, given on the authority of said firm as experts in accounting and auditing.

The audited financial statements of JVSPAC as of and for the years ended December 31, 2024 and 2023, are incorporated in this Report on Form 20-F by reference to the Registration Statement on Form F-4 (File No. 333-287130) initially filed on May 9, 2025. Such consolidated financial statements have been incorporated by reference herein in reliance on the report (which contains an explanatory paragraph relating to substantial doubt about the ability of JVSPAC Acquisition Corp. to continue as a going concern, as described in Note 1 to the financial statements) of Marcum Asia CPAs LLP, independent registered public accounting firm, incorporated by reference herein, given on their authority as experts in accounting and auditing.

H. Documents on Display

HBNB is subject to certain of the informational filing requirements of the Exchange Act. Since HBNB is a “foreign private issuer” under the Exchange Act, HBNB is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of HBNB are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of HBNB’s ordinary shares. In addition, HBNB is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, HBNB is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC maintains a website at http://www.sec.gov that contains reports and other information that HBNB files with or furnishes electronically with the SEC. You may read and copy any report or document that HBNB files, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

The HBNB Ordinary Shares are quoted on Nasdaq. Information about HBNB is also available on HBNB’s website at https://hotel101global.com/. The information contained on, or accessible through, the website does not form part of, and is not incorporated by reference into, this Report and you should not rely on any such information in making your decision whether to purchase HBNB Ordinary Shares.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Following and as a result of the Business Combination, the business of HBNB is conducted through Hotel101 Global, its direct, wholly-owned subsidiary. Information regarding quantitative and qualitative disclosure about Hotel101 Global’s market risk is included in the Proxy Statement/Prospectus under the section titled “Hotel101 Global’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure of Market Risk,” which is incorporated herein by reference.

On January 21, 2025, pursuant to the Merger Agreement, Hotel101 Global acquired a 40% interest in HOA. Hotel101 Global’s 40% interest in HOA is accounted for using the equity method and is not consolidated in Hotel101 Global’s financial statements. Information regarding quantitative and qualitative disclosure about HOA’s market risk is included in the Proxy Statement/Prospectus under the section titled “HOA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure of Market Risk,” which is incorporated herein by reference.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Not applicable.

Item 16. [Reserved]

Not applicable.

Item 16A. Audit Committee Financial Expert

Not applicable.

Item 16B. Code of Ethics

Not applicable.

Item 16C. Principal Accountant Fees and Services

Not applicable.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

On November 1, 2024, CBIZ CPAs P.C. (“CBIZ CPAs”) acquired the attest business of Marcum LLP (“Marcum”). As a result of the acquisition of the Marcum attestation business, on June 11, 2025, HBNB was notified by Marcum that Marcum will resign effective immediately. On July 2, 2025, HBNB, with the approval of the HBNB’s Board of Directors has engaged CBIZ CPAs as the HBNB’s independent registered public accounting firm for the fiscal year ending December 31, 2025.

The report of Marcum regarding the HBNB’s financial statements from March 13, 2024 (date of inception) through the year ended December 31, 2024 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

From March 13, 2024 (date of inception) through the year ended December 31, 2024, and through June 11, 2025, there were (a) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) with Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Marcum, would have caused Marcum to make reference to such disagreement in its report and (b) no “reportable events” (as defined in Item 16F(a)(1)(v) of Form 20-F and the related instructions, except for the material weaknesses in the HBNB’s internal control over financial reporting related to lack of evidence of review for certain key controls (financial statements review and approval of related party transactions)). In addition, there were material weaknesses in Hotel101 Global’s internal control over financial reporting for the years ended December 31, 2024 and 2023 relating to (1) improper use of incremental borrowing rate; (2) improper use of exchange rate in translating reporting currency to functional currency; (3) improper cutoff of vendor payables; (4) improper capitalization of development costs; (5) lack of evidence of review for certain key controls (financial statements review, approval of related party transactions, review of leases, and bank reconciliation review); and (6) improper use of discount rate related to the calculation of significant financing component. Once HBNB reports a period that includes June 30, 2025, the historical financial statements of Hotel101 Global will be presented as the financial statements of HBNB.

HBNB has provided Marcum with a copy of the above disclosures prior to this filing with the Securities and Exchange Commission (the “Commission”). A letter to the Commission, dated July 7, 2025, from Marcum regarding its concurrence or disagreement with the statements made by the HBNB in this current report concerning the resignation of Marcum as HBNB’s independent registered public accounting firm is attached as Exhibit 16.1 hereto.

From March 13, 2024 (date of inception) through the year ended December 31, 2024, the subsequent interim periods thereto, and through July 2, 2025, neither HBNB nor anyone acting on its behalf consulted with CBIZ CPAs with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the HBNB’s financial statements, and neither a written report nor oral advice was provided to the HBNB that CBIZ CPAs concluded was an important factor considered by HBNB in reaching a decision as to the accounting, auditing or financial reporting issues; or (ii) any matter that was the subject of a disagreement or a reportable event set forth in Item 16F (a)(1)(iv) and (v), respectively, of Form 20-F promulgated under the Exchange Act of 1934.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The audited financial statements of JVSPAC as of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023 contained in the Form F-4 between pages F-2 and F-23 are incorporated herein by reference.

The unaudited condensed financial statements of JVSPAC as of March 31, 2025 and the three months ended March 31, 2025 contained in the Form F-4 between pages F-24 and F-46 are incorporated herein by reference.

The audited financial statements of Hotel101 Global as of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023 contained in the Form F-4 between pages F-47 and F-80 are incorporated herein by reference.

The audited consolidated financial statements of HOA as of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023 contained in the Form F-4 between pages F-81 and F-139 are incorporated herein by reference.

The audited consolidated balance sheet of HBNB as of December 31, 2024 and for the period from March 13, 2024 (date of inception) to December 31, 2024 contained in the Form F-4 between pages F-140 and F-150 is incorporated herein by reference.

The unaudited pro forma condensed combined financial information of JVSPAC and Hotel101 Global is attached as Exhibit 15.1 to this Report.

Item 19. Exhibits

HBNB has filed the following documents as exhibits to this Report:

Exhibit Number	Description of Exhibit
1.1*	Amended and Restated Memorandum of Association and Articles of Association of HBNB.
2.1*	Specimen Class A Ordinary Share Certificate of HBNB.
2.2*	Assignment, Assumption and Amendment Agreement, dated as of June 30, 2025, by and among Hotel101 Global Holdings Corp., JVSPAC Acquisition Corp. and Winky Investments Limited.
4.1**†	Agreement and Plan of Merger, dated as of April 8, 2024, by and among HBNB, HOA, DoubleDragon, DDPC, Hotel101 Worldwide, JVSPAC, Hotel101 Global, Merger Sub 1 and Merger Sub 2 (incorporated by reference to Annex A-1 to the Registration Statement on Form F-4 (Registration No. 333-287130) initially filed with the SEC on May 9, 2025).
4.2**†	First Amendment to Agreement and Plan of Merger, dated as of September 3, 2024 by and among HBNB, HOA, DoubleDragon, DDPC, Hotel101 Worldwide, JVSPAC, Hotel101 Global, Merger Sub 1 and Merger Sub 2 (incorporated by reference to Annex A-2 to the Registration Statement on Form F-4 (Registration No. 333-287130) initially filed with the SEC on May 9, 2025).
4.3*	BVI Articles of Merger (including the Plan of Merger), dated June 30, 2025, entered into by and between, JVSPAC and Merger Sub 2.
4.4*	Transfer Agreement, dated December 30, 2024, by and among DDPC and Hotel101 Global in respect of 20 Cecil Street #04-03 and #04-04 Singapore 049705 in relation to the Property Transfer.
4.5*	Deed of Exchange, entered into on January 21, 2025, by and among DoubleDragon and Hotel101 Global in relation to the Share Transfer.
4.6*	Form of indemnity agreement by and among HBNB and JVSPAC and certain individuals that were directors, officers or employees of JVSPAC.
4.7*	Form of non-compete, non-solicitation agreements between HBNB and each of JVSPAC, Hotel101 Worldwide, DDPC and DoubleDragon.
4.8*††	Form of Restricted Share Subscription Agreement by and among Hotel101 Global Holdings Corp. and certain key executives and/or employees of Hotel101 Global Holdings Corp. and/or its affiliates with respect to an aggregate of 34,170,000 HBNB Ordinary Shares issued to such individuals.
4.9*††	Form of Share Subscription Agreement by and among Hotel101 Global Holdings Corp. and certain consultants and/or employees of Hotel101 Global Holdings Corp. and/or its affiliates with respect to an aggregate of 330,000 HBNB Ordinary Shares issued to such individuals.
4.10*††

Form of Amendment to Share Subscription Agreement by and among Hotel101 Global Holdings Corp. and certain consultants and/or employees of Hotel101 Global Holdings Corp. and/or its affiliates with respect to an aggregate of 330,000 HBNB Ordinary Shares issued to such individuals.

4.11	Form of Lock-up Agreement by and among Hotel101 Global Holdings Corp. and certain shareholders of Hotel101 Global Pte. Ltd., and for limited purposes, Winky Investments Ltd (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-4 (Registration No. 333-287130) initially filed with the SEC on May 9, 2025).
4.12	Form of Lock-up Agreement by and among Winky Investments Ltd. and Hotel101 Global Holdings Corp (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-4 (Registration No. 333-287130) initially filed with the SEC on May 9, 2025).
4.13	Real Estate Sales Contract by and among Kabushikigaisha Izumikyo, Hotel101 Worldwide Private Limited and DDPC Worldwide Pte. Ltd dated June 30, 2022 (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 (Registration No. 333-287130) initially filed with the SEC on May 9, 2025).
4.14	Memorandum on Assignment of Contractual Status and Rights Under Contract for a Real Estate Sales Contract by and among Hotel101 Worldwide Private Limited, DDPC Worldwide Pte Ltd, TMK Hotel101 Niseko and Kabushikigaisha Izumicho dated September 2, 2022 (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 (Registration No. 333-287130) initially filed with the SEC on May 9, 2025).

Exhibit Number	Description of Exhibit
4.15	Real Estate Purchase and Sale Contract between Maruyoshi Kabushikigaisha and TMK Hotel101 Niseko dated June 12, 2023 (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 (Registration No. 333-287130) initially filed with the SEC on May 9, 2025).
4.16	Construction Contract between TMK Hotel101 Niseko and Iwata Chizaki Construction Co., Ltd. dated August 26, 2023(incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 (Registration No. 333-287130) initially filed with the SEC on May 9, 2025).
4.17	English translation of Deed of Sale of Property between Metrovacesa S.A. and Hotel101 Madrid, S.L.U. dated October 27, 2023 (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 (Registration No. 333-287130) initially filed with the SEC on May 9, 2025).
4.18	English translation of Contract for Works and Materials for the Construction of a Hotel between Hotel101 Madrid, S.L.U. and Ferrovial Construcción, S.A. dated March 13, 2024 (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-4 (Registration No. 333-287130) initially filed with the SEC on May 9, 2025).
4.19	Standard Offer, Agreement and Escrow Instructions for Purchase of Real Estate by and among DBF IDGT W. 2ND STREET LLC, DBF LT W. 2ND STREET LLC, RAF IDGT W. 2ND STREET LLC, RAF LT W. 2ND STREET LLC, HOTEL101 LOS ANGELES LLC and Chicago Title Company dated September 27, 2023 (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4 (Registration No. 333-287130) initially filed with the SEC on May 9, 2025).
4.20	First Amendment to Standard Offer, Agreement and Escrow Instructions for Purchase of Real Estate by and among DBF IDGT W. 2ND STREET LLC, DBF LT W. 2ND STREET LLC, RAF IDGT W. 2ND STREET LLC, RAF LT W. 2ND STREET LLC and HOTEL101 LOS ANGELES LLC dated November 13, 2023 (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 (Registration No. 333-287130) initially filed with the SEC on May 9, 2025).
4.21	Second Amendment to Standard Offer, Agreement and Escrow Instructions for Purchase of Real Estate by and among DBF IDGT W. 2ND STREET LLC, DBF LT W. 2ND STREET LLC, RAF IDGT W. 2ND STREET LLC, RAF LT W. 2ND STREET LLC and HOTEL101 LOS ANGELES LLC dated November 21, 2023 (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 (Registration No. 333-287130) initially filed with the SEC on May 9, 2025).
4.22	Third Amendment to Standard Offer, Agreement and Escrow Instructions for Purchase of Real Estate by and among DBF IDGT W. 2ND STREET LLC, DBF LT W. 2ND STREET LLC, RAF IDGT W. 2ND STREET LLC, RAF LT W. 2ND STREET LLC and HOTEL101 LOS ANGELES LLC dated November 12, 2024 (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4 (Registration No. 333-287130) initially filed with the SEC on May 9, 2025).
8.1*	List of subsidiaries of HBNB.
15.1*	Unaudited Pro Forma Consolidated Financial Information of HBNB.
15.2*	Consent of Marcum LLP, independent registered public accounting firm for HBNB.
15.3*	Consent of Marcum LLP, independent registered public accounting firm for Hotel101 Global.
15.4*	Consent of R.G. Manabat & Co., independent auditors for HOA.
15.5*	Consent of Marcum Asia CPAs LLP, independent registered public accounting firm for JVSPAC.
16.1*	Letter from Marcum LLP to the Securities and Exchange Commission dated July 7, 2025.
97.1*	Clawback Policy of HBNB

*	Filed herewith.
**	Previously filed.
†	Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.
††	Indicates a management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

HOTEL101 GLOBAL HOLDINGS CORP.

By:	/s/ Marriana Henares Yulo
Name:	Marriana Henares Yulo
Title:	Director

By:	/s/ Rodolfo Ma. Allena Ponferrada
Name:	Rodolfo Ma. Allena Ponferrada
Title:	Director

Date:	July 7, 2025

[Signature Page to Form 20-F]