Form 20-F
period 2025-12-31
Hotel101 Global Holdings Corp.
filed 2026-04-30
CIK 2054507

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report__________

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual company report: 234,032,386 ordinary shares as of December 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

CONVENTIONS AND FREQUENTLY USED TERMS

Unless otherwise indicated or unless the context otherwise requires in this annual report on Form 20-F (“Annual Report”):

“ACRA” means the Singapore Accounting and Corporate Regulatory Authority.

“Business Combination” means the Company Amalgamation together with the SPAC Merger and other transactions as contemplated by the Merger Agreement.

“CASBEE” means Comprehensive Assessment System for Built Environment Efficiency, which is a Japanese framework for evaluating the environmental performance of buildings and built environments.

“Cayman Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“CBIZ CPAs” means CBIZ CPAs P.C., an independent registered public accounting firm.

“Closing” means the consummation of the Business Combination, which occurred on June 30, 2025.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” means HBNB.

“Company Amalgamation” means the amalgamation between Hotel101 Global and Merger Sub 1, with Hotel101 Global being the surviving entity and a direct wholly-owned subsidiary of HBNB.

“Continental” means Continental Stock Transfer & Trust Company, LLC, being HBNB’s transfer agent.

“DDPC” means DDPC Worldwide Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore and a wholly-owned subsidiary of DoubleDragon.

“development margin” means the development gross profit divided by total real estate sales. Development gross profit is calculated as real estate sales less cost of real estate sales (see “Item 4.B. The HBNB Group—Competitive Strengths—Business Strategies—Partner with other real estate developers” for detailed definition).

“DoubleDragon” means DoubleDragon Corporation, a company incorporated under the laws of the Philippines and listed on the Philippine Stock Exchange, Inc.

“Dr. Tan Caktiong” means Tony Tan Caktiong.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Group” means Hotel101 Global Holdings Corp. and its subsidiaries.

“HBNB” means Hotel101 Global Holdings Corp., an exempted company with limited liability incorporated under the laws of the Cayman Islands, or, as the context requires, Hotel101 Global Holdings Corp. and its subsidiaries.

“HBNB Group” means Hotel101 Global Holdings Corp. and its subsidiaries.

“HBNB Ordinary Shares” means the ordinary shares, with par value of $0.0001 each, of HBNB.

“HOA” means Hotel of Asia, Inc., a company with limited liability incorporated under the laws of the Philippines, or, as the context requires, Hotel of Asia, Inc. and its subsidiaries. HOA is HBNB’s associate. HBNB’s 40% interest in HOA is accounted for using the equity method and HOA is not consolidated in HBNB’s financial statements.

“Hotel101” means the Hotel101-branded operations of HBNB and HBNB’s associate, HOA. HBNB’s 40% interest in HOA is accounted for using the equity method and HOA is not consolidated in HBNB’s financial statements.

“Hotel101 App” means HBNB’s global application, which is available on iOS and Android.

“Hotel101 Global” means Hotel101 Global Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore and a wholly-owned subsidiary of HBNB.

“Hotel101 Worldwide” means Hotel101 Worldwide Private Limited, a private company limited by shares incorporated under the laws of Singapore.

“IFRS” means the International Financial Reporting Standards.

“IRS” means U.S. Internal Revenue Service.

“JOBS Act” means the U.S. Jumpstart Our Business Startups Act of 2012, as amended.

“JVSPAC” means JVSPAC Acquisition Corp., a British Virgin Islands business company and a wholly-owned subsidiary of HBNB.

“LEED” means Leadership in Energy and Environmental Design.

“Merger Agreement” means the agreement and plan of merger agreement, dated as of April 8, 2024, by and among HBNB, Hotel101 Global, DoubleDragon, DDPC, Hotel101 Worldwide, HOA, Merger Sub 1, Merger Sub 2 and JVSPAC, as amended by the first amendment to the agreement and plan of merger agreement, dated as of September 3, 2024.

“Merger Sub 1” means HGHC 4 Pte. Ltd.

“Merger Sub 2” means HGHC 3 Corp.

“Mr. Sia” means Edgar J. Sia II.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Nasdaq Listing Rules” means the Listing Rules adopted by Nasdaq, as the same may be amended from time to time.

“PFIC” means passive foreign investment company.

“Philippines” means the Republic of the Philippines.

“RSU” means restricted share units.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” or “Securities and Exchange Commission” means the U.S. Securities and Exchange Commission.

“Second Amended HBNB Articles” means HBNB’s second amended and restated memorandum and articles of association adopted by way of a special resolution passed on April 22, 2026.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Singapore” means the Republic of Singapore.

“SPAC Merger” means the merger of Merger Sub 2 with and into JVSPAC, with JVSPAC surviving the merger as a wholly-owned subsidiary of HBNB.

“Unit Owners” means owners of pre-sold condotel units in the hospitality projects of HBNB and HBNB’s associate, HOA. Unit Owners include a wide range of real estate purchasers that may purchase one or multiple condotel units in Hotel101’s hospitality projects.

“Unit Owners’ Yield” means the total of the unit owner’s share in room revenue in a given period, typically a calendar year, divided by the original unit selling price.

“U.S.” or “United States” means the United States of America, its territories and its possessions.

“U.S. GAAP” means United States generally accepted accounting principles.

This Annual Report contains translations of certain amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Euro amounts and Japanese yen amounts, as the case may be, represent such U.S. dollar amounts or could be, or could have been, converted into U.S. dollars at the rates indicated or at all. Unless otherwise indicated, all translations from Euro to U.S. dollars have been made at a rate of €1.1736 = $1.00 and all translations from Japanese yen amounts to U.S. dollars have been made at a rate of ¥156.8000 = $1.00, being the noon buying rates on December 31, 2025 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board dated January 5, 2026.

References to “U.S. Dollars,” “USD,” “US$” and “$” in this Annual Report are to United States dollars, the legal currency of the United States. References to “JPY,” “Yen” and “¥” in this Annual Report are to Japanese yen, the legal currency of Japan. References to “SGD” and “S$” in this Annual Report are to Singaporean dollars, the legal currency of the Republic of Singapore. References to “EUR,” “Euro” and “€” in this Annual Report are to the currency of the member states participating in the European Monetary Union. References to “A$” in this Annual Report are to Australian dollars, the lawful currency of the Commonwealth of Australia. Certain amounts may not sum due to rounding. Certain monetary amounts, percentages and other figures included in this Annual Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report includes certain “forward-looking statements” within the meaning of securities laws of certain jurisdictions, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this Annual Report, including statements regarding the HBNB Group’s future financial position, business strategy, plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, HBNB’s expectations concerning the outlook for the HBNB Group’s business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the HBNB Group as set forth in the sections of this Annual Report. These forward-looking statements are based on the beliefs and assumptions of the management of HBNB. Although HBNB believes that such plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, HBNB cannot assure you that such plans, intentions or expectations will be achieved or realized.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	maintaining the listing of HBNB Ordinary Shares on Nasdaq;

●	implementing current plans and operations;

●	the HBNB Group may not be able to successfully manage, execute and implement its growth or expansion strategies;

●	disagreements or disputes with the HBNB Group’s joint venture partners, including Unit Owners, or the failure of such joint venture partners to perform their obligations could adversely affect the HBNB Group;

●	the HBNB Group is exposed to risks associated with offering deferred payment schemes, including the risk of customer default;

●	competition for the acquisition of land for new projects and risks relating to the management of its land bank may adversely affect the HBNB Group’s business;

●	the hospitality industry is highly competitive and failure to effectively compete could limit the HBNB Group’s ability to maintain or increase market share and profitability;

●	the HBNB Group is vulnerable to decline or disruption in the travel and hospitality industries or economic downturn;

●	the cash ratio of HBNB is less than 1.0, which exposes HBNB to liquidity risk;

●	the HBNB Group faces project cost and completion risks, including generating sufficient cash flow from presales and other funding sources to support its operations and plans, substantial sales cancellations, and reputational risk and damage to the Hotel101 brand if projects or hotels do not meet customers’ requirements;

●	HBNB has multiple related-party transactions with affiliated companies;

v

●	rights and titles over land owned by the subsidiaries of HBNB may be contested by third parties and certain short-term leases may not be renewed;

●	the HBNB Group relies on a third-party contractor for the HBNB Group’s websites and its global application (the “Hotel101 App”);

●	insurance may not cover all damage or other potential losses;

●	real estate development and marketing activities and hotel operation and management activities are subject to a wide variety of laws and regulations;

●	the HBNB Group may be subject to regulatory inquiries, investigations, litigation, and other disputes, including potential construction defects and other building-related claims; and

●	other factors discussed under the section titled “Item 3. Key Information—D. Risk Factors” in this Annual Report.

The foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should any of HBNB’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. HBNB cautions you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this Annual Report. HBNB does not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that HBNB will make additional updates with respect to that statement, related matters or any other forward-looking statements.

Market and industry data incorporated by reference in this Report is based on the good faith estimates of HBNB’s management, which in turn are based upon HBNB’s management’s review of internal surveys, independent industry surveys and publications and other third-party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While HBNB is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in this Annual Report under the sections titled “Item 3. Key Information—D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects—HBNB’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS MEASURES

This Annual Report contains references to real estate development margin, EBITDA and EBITDA margin which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of real estate development margin, EBITDA and EBITDA margin used by other entities. HBNB believes that real estate development margin, EBITDA and EBITDA margin are useful supplemental measures that may assist investors in understanding and evaluating our operating performance in the same manner as it helps our management. None of real estate development margin, EBITDA and EBITDA margin should be considered as the sole measure of HBNB’s performance and should not be considered in isolation from, or as a substitute for, analysis of HBNB’s financial statements prepared in accordance with IFRS.

A reconciliation of each of real estate development margin, EBITDA and EBITDA margin to their most directly comparable IFRS financial measures is presented in Item 5.A “Operating and Financial Review and Prospects.”

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

The following summarizes certain principal factors that make an investment in HBNB speculative or risky, which are more fully described under “Item 3. Key Information—D. Risk Factors.” This summary should not be relied upon as an exhaustive summary of the material risks facing the HBNB Group’s business. Additional risks not presently known to HBNB or that HBNB currently deems immaterial may also impair the HBNB Group’s business, financial condition and results of operations.

Risks Related to the Business and Operations of the HBNB Group

●	The HBNB Group may not be able to successfully manage, execute and implement its growth or expansion strategies.

●	Disagreements or disputes with the HBNB Group’s joint venture partners, including Unit Owners, or the failure of such joint venture partners to perform their obligations could adversely affect the HBNB Group.

●	The HBNB Group is exposed to risks associated with offering deferred payment schemes, including the risk of customer default.

●	Competition for the acquisition of land for new projects and risks relating to land bank management may adversely affect the HBNB Group’s business.

●	The hospitality industry is highly competitive and failure to effectively compete could limit the HBNB Group’s ability to maintain or increase market share and profitability.

●	The HBNB Group is vulnerable to decline or disruption in the travel and hospitality industries or economic downturn.

●	HBNB’s cash ratio is less than 1.0, which exposes HBNB to liquidity risk.

●	The HBNB Group faces project cost and completion risks, including generating sufficient cash flow from presales and other funding sources to support its operations and plans, substantial sales cancellations, and reputational risk and damage to the Hotel101 brand if projects or hotels do not meet customers’ requirements.

●	HBNB has multiple related-party transactions with affiliated companies.

●	Titles over land owned by the subsidiaries of HBNB may be contested by third parties.

●	The HBNB Group relies on a third-party contractor for the HBNB Group’s websites and its global application (the “Hotel101 App”).

●	Insurance may not cover all damage or other potential losses.

●	Real estate development and marketing activities and hotel operation and management activities are subject to a wide variety of laws and regulations.

●	The HBNB Group’s global expansion plans may expose the HBNB Group to certain risks with respect to the HBNB Group’s contractual counterparties, including risks related to sanctions.

●	The HBNB Group may be subject to regulatory inquiries, investigations, litigation, and other disputes, including potential construction defects and other building-related claims.

Risks Related to the HBNB Ordinary Shares

●	The market price and trading volume of the HBNB Ordinary Shares may be volatile and could decline significantly.

●	Failure to meet Nasdaq’s continued listing requirements could result in a delisting of HBNB’s securities.

●	If HBNB is characterized as a passive foreign investment company for U.S. federal income tax purposes, its U.S. shareholders may suffer adverse tax consequences.

●	HBNB is an “emerging growth company,” as defined under the federal securities laws, and HBNB cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the HBNB Ordinary Shares less attractive to investors.

●	HBNB is a “foreign private issuer” and a “controlled company” within the meaning of the Nasdaq corporate governance rules. As a “controlled company,” HBNB relies on exemptions from the requirements (i) that a majority of the board of directors must be independent directors; (ii) for an annual performance evaluation of the nominating, corporate governance and compensation committees; and (iii) to establish a nominating and corporate governance committee and a compensation committee, each composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Shareholders of HBNB will not have the same protections afforded to shareholders of companies subject to all Nasdaq corporate governance requirements. In addition, the interests of certain significant shareholders of HBNB may not be the same as those of other shareholders.

●	HBNB is incorporated under Cayman Islands law, and investors may face difficulties protecting their rights in the U.S. and under U.S. law.

●	HBNB has identified material weaknesses in its internal control over financial reporting. If HBNB is unable to remedy its material weaknesses or fails to establish and maintain effective internal controls, HBNB may be unable to produce timely and accurate financial statements, and may conclude that its internal control over financial reporting is not effective, which could adversely impact investors’ confidence and HBNB’s share price.

Risks Related to the Business and Operations of the HBNB Group

The HBNB Group may not be able to successfully manage, execute and implement its growth or expansion strategies.

On June 30, 2022, DDPC and Hotel101 Worldwide entered into a real estate sales contract with a seller for the acquisition of a parcel of land of approximately 9,000 sq.m. in Hokkaido Prefecture, Japan. The real estate sales contract was subsequently assigned by DDPC and Hotel101 Worldwide to TMK Hotel101 Niseko on September 2, 2022. The purchase price under the real estate sales contract was paid on September 30, 2022. The HBNB Group expects to develop the first international Hotel101-branded development, named Hotel101-Niseko, on such acquired land. On October 31, 2023, Hotel101 Global, through Hotel101 Madrid, S.L.U., fully paid for the acquisition of the 6,593 sq.m. parcel of land in Madrid, Spain and received all the pertinent executed land purchase documents in relation thereto. The HBNB Group developed the first Hotel101-branded development in Europe, named Hotel101-Madrid, on such acquired land. Hotel101-Madrid commenced operations and officially opened in March 2026. On September 27, 2023, Hotel101 Global, through Hotel101 Los Angeles LLC, entered into a Standard Offer, Agreement and Escrow Instructions for Purchase of Real Estate (as amended, the “Los Angeles Property Acquisition Agreement”) for the acquisition of a 3,647 sq.m. lot of land in the Westlake North District of Los Angeles, California, U.S. (the “Los Angeles Property”), which was amended on November 13, 2023, November 21, 2023 and November 12, 2024. On December 4, 2024, Hotel101 Los Angeles LLC fully paid for and acquired the Los Angeles Property pursuant to the Los Angeles Property Acquisition Agreement. The HBNB Group expects to develop the third international Hotel101-branded development, named Hotel101-Los Angeles, on such acquired land. In November 2025, HBNB announced a joint venture with definitive binding agreements signed for the development of Hotel101-Milan, expected to have 429 rooms, in San Donato Milanese, Milan, Italy. On January 20, 2026, HBNB announced the signing of definitive binding agreements for the development of Hotel101-Melbourne, expected to have 766 rooms, in Melbourne, Victoria, Australia. For further details, see “Item 4. Information on the Company—B. Business Overview—The HBNB Group—Hotels—Hotels Under Construction,” “Item 4. Information on the Company—B. Business Overview—The HBNB Group—Hotels—Hotels Under Planning and Development” and “Item 4. Information on the Company—B. Business Overview—The HBNB Group—Hotels—Sites with Definitive Agreements.” The location, expected number of rooms and expected commencement of operations of all of the HBNB Group’s hotels under construction and in the planning and development stage and all sites with definitive agreements are based on the estimation of HBNB as of December 31, 2025 and are subject to change.

In addition, completion of any binding agreements signed in relation to the HBNB Group’s sites with definitive agreements is subject to the satisfaction of the conditions precedent set out in the relevant definitive agreements. There can be no assurance that these conditions will be satisfied in a timely manner, or at all. The development of any such sites is also subject to obtaining customary regulatory approvals from the relevant national, regional, municipal, federal, state and local authorities, among others. Such approvals may be delayed, conditioned, or denied, and any failure to obtain, or delays in obtaining, required approvals could materially and adversely affect the timing, costs or feasibility of these projects, and could have a material adverse effect on the HBNB Group’s business, financial condition, results of operations and prospects.

While HBNB believes that the HBNB Group has the ability and resources to create a market-leading business model by leveraging DoubleDragon’s end-to-end capabilities as a real estate developer and owner, encompassing site identification, master planning, development, marketing, leasing, business events and client relationship management, there can be no assurance that, in the course of implementing the growth strategy for the Hotel101 business, the HBNB Group will not experience capital constraints, delays in obtaining relevant licenses and permits, construction delays, operational difficulties at new operational locations or difficulties in operating existing businesses and training personnel to manage and operate the expanded business.

The HBNB Group also has a limited track record of developing real estate and hotels globally, and may face unexpected costs, unique challenges and difficulties in jurisdictions such as Japan, the U.S., Italy and Australia, as well as the jurisdictions of additional Hotel101 sites. There can be no assurance that the HBNB Group’s global ventures will be successful. Although the HBNB Group aims to develop its global hospitality projects where Filipinos have historically visited to leverage its brand equity, there may be fewer than expected local and international tourist arrivals in these jurisdictions. Furthermore, the successful implementation of the HBNB Group’s growth and expansion strategies may increase the operating complexity of the HBNB Group’s business, the responsibilities of the HBNB Group’s management and the demands placed on the HBNB Group’s employees and systems. The ability of the HBNB Group to achieve future growth will depend on its ability to continue to identify and acquire land sites and to complete its projects successfully and on schedule. The ability of the HBNB Group to identify and acquire suitable land sites is dependent on a variety of factors which the HBNB Group cannot control, including the land policies of the governments in the jurisdictions where it operates, the overall economic conditions, the availability of capital and competition for such land. There can be no assurance that the HBNB Group’s market assessments will turn out to be accurate, that the projects that the HBNB Group develops will meet its projections in terms of profitability or rental yield or that the successful operation of the HBNB Group’s business will continue.

The HBNB Group may also experience delays resulting from independent contractors who are not able to complete projects on time due to various factors, including a lack of available manpower. See “Item 3. Key Information—D. Risk Factors—Risks Related to the Business and Operations of the HBNB Group—Independent contractors, partners or other third parties may not always be available, and once hired by the HBNB Group, may not be able to meet the HBNB Group’s quality standards or to complete projects on time and within budget.” Any inability or failure to adapt effectively to growth or to become a predominantly recurring income company, including constraints on management and logistics, could result in losses or development costs that are not recovered as quickly as anticipated, if at all. Further, there is no assurance that the HBNB Group will be able to generate enough cash flows to service, or otherwise not default on, any of its existing loan payables or any of its future debt obligations. Any such default may trigger cross defaults and/or subject the HBNB Group to litigation and other proceedings filed by its lenders. These could have a material adverse effect on the reputation and on the business, financial condition, and results of operations of the HBNB Group.

The expansion of the business of the HBNB Group will also require the HBNB Group to manage additional relationships with third parties such as potential purchasers, suppliers and contractors, including local contractors at each of the HBNB Group’s international hospitality projects. For example, the HBNB Group may have insufficient experience in dealing with topics associated with its global hospitality projects, such as applicable laws relating to the environment as well as different construction, operational and marketing requirements in each jurisdiction where it develops additional Hotel101 projects. There can be no assurance that the HBNB Group will be able to successfully implement its growth and expansion plans with respect to its Hotel101 brand globally. There can also be no assurance that there will be a market for the hospitality projects of the HBNB Group in the geographies into which the HBNB Group has expansion plans or intends to expand. As a result, the decision of the HBNB Group to pursue such expansion plans could have a material adverse effect on the Hotel101 brand and reputation and business of the HBNB Group. See “Item 4. Information on the Company—B. Business Overview—The HBNB Group—Business Strategies” for more information.

Disagreements or disputes with the HBNB Group’s joint venture partners, including Unit Owners, or the failure of such joint venture partners to perform their obligations could adversely affect the HBNB Group.

Several subsidiaries of HBNB have entered into joint venture agreements with unaffiliated third parties and several of the HBNB Group’s hotels are under or are expected to enter into joint venture arrangements with landowners, Unit Owners or other entities. Joint venture arrangements involve inherent risks, including the risk that disagreements or disputes may arise between the HBNB Group and its current or future joint venture partners, which may result in delays in the development or operation of a project and, in certain cases, the termination of the joint venture arrangement.

In addition, the HBNB Group or its joint venture partners may seek to amend the terms of the relevant joint venture agreements over time in order, among other things, to adjust the respective roles of the HBNB Group and its joint venture partners as circumstances change. The interests of the HBNB Group and its joint venture partners, including Unit Owners, may not always be aligned including, for example, where a joint venture partner is significantly larger than the HBNB Group or where such partner or its affiliates operate or invest in competing businesses or properties. These circumstances may give rise to conflicts or disagreements on matters that the HBNB Group may not be able to resolve on favorable terms, or at all, which could adversely affect the relevant joint venture arrangement or project.

A joint venture partner, including a Unit Owner, may also fail to perform its obligations under the applicable joint venture or related agreements. Disagreements or disputes between any member of the HBNB Group and its joint venture partners may arise after significant capital investments have already been made in a project, which could result in the loss of some or all of the HBNB Group’s investment in such project. The HBNB Group’s reliance on its joint venture arrangements could therefore have a material adverse effect on its business, financial condition and results of operations.

The HBNB Group is exposed to risks associated with offering deferred payment schemes, including the risk of customer default.

The HBNB Group provides deferred payment schemes to purchasers of units in its Hotel101 projects, typically during the construction period. As a result, and particularly during periods of rising unemployment or declining overseas remittances to the Philippines, the HBNB Group faces greater customer default risk, which would require the HBNB Group to incur expenses relating to sales cancellations and delinquent accounts, disrupt cash inflows, hold additional inventory on its balance sheet and reduce its finance income. As of December 31, 2025, the HBNB Group had two ongoing projects under construction, namely Hotel101-Niseko and Hotel101-Madrid, for presale.

Deferred payment schemes are typically offered during the construction period and buyers are given a grace period and appropriate notices to update their payments in accordance with the law. The inability of the HBNB Group to collect the lump sum balance of the sales contract upon turnover, or any payment when it falls due, could have a material adverse effect on the business, financial condition, and results of operations of the HBNB Group.

Since its inception, the HBNB Group has relied on cash advances from its affiliate (DDPC), its ultimate holding company (DoubleDragon) and its other related parties to finance its expansion. HBNB aims to fund all other projects under planning and development stage with cash generated from the sale proceeds of its current projects under construction or future fundraising activities, including through the HBNB Group’s access to the public capital markets. However, to the extent a shortfall arises due to defaults on these deferred payment schemes and external funding is unavailable, the HBNB Group expects to continue to receive cash advances and borrow funds from related parties in the future, subject to the willingness and ability of such related parties to lend such funds and/or provide such cash advances. Any unwillingness or inability of the HBNB Group’s related parties to lend such funds and/or provide such cash advances may result in construction delays for its Hotel101 projects, which may in turn have a material adverse effect on the business, financial condition, and results of operations of the HBNB Group.

Competition for the acquisition of land for new projects and risks relating to land bank management, including fluctuations in demand and prices, may adversely affect the HBNB Group’s business.

The HBNB Group’s future growth and development is dependent on its ability to acquire additional tracts of land suitable for its future hospitality projects. The HBNB Group will need to identify land globally to develop its global hospitality projects.

When the HBNB Group attempts to locate sites for development, it may experience difficulty locating parcels of land of suitable size in locations and at prices acceptable to the HBNB Group, particularly parcels of land located in urban areas globally. Furthermore, land acquired by the HBNB Group may have pre-existing tenants or obligations that prevent immediate commencement of new developments. In the event the HBNB Group is unable to acquire suitable land at prices and in locations that are attractive to the HBNB Group, or at all, its growth prospects could be limited, and its business and results of operations could be adversely affected.

The hospitality industry is highly competitive, and any inability to effectively compete could limit the HBNB Group’s ability to maintain or increase its market share and profitability.

The HBNB Group has several hospitality projects under various stages of construction and planning and development globally. The HBNB Group has also signed definitive binding agreements for certain of its projects. The HBNB Group expects to be subject to significant competition in the hotel development markets of additional Hotel101 sites. Ongoing completion of new hotels and renovations of older competing hotels are increasing the number of hotel rooms available in the markets in which the HBNB Group operates. In addition, competition from non-traditional hospitality providers, such as Airbnb, presents an additional form of competition for hotel operators in the markets in which the HBNB Group operates and markets of additional Hotel101 sites. This increased competition could lead to a decrease in room rates and overall revenue, adversely affecting the HBNB Group’s business, financial condition and results of operations.

The hospitality industry is characterized by rapidly changing technology, evolving industry standards, consolidation, frequent new offering announcements, introductions and enhancements and changing consumer demands and preferences. The HBNB Group’s future success will depend on its ability to adapt to evolving industry standards and guest preferences and to continually innovate and improve the performance, features and reliability of the Hotel101 platform and services in response to competitive offerings and guests’ evolving demands. As a result, the HBNB Group may be required to spend significant resources maintaining, developing and enhancing its technologies and the Hotel101 platform; however, such efforts may be more costly than expected and may not be successful. For example, inadequate investments in new technologies by the HBNB Group could materially adversely affect its business, results of operations and financial condition. Furthermore, technological innovation often results in unintended consequences such as bugs, vulnerabilities and other system failures. Any such bug, vulnerability or failure, especially in connection with a significant technical implementation or change, could result in lost business, harm to the Hotel101 brand or the HBNB Group’s reputation, consumer complaints and other adverse consequences, any of which could materially adversely affect the HBNB Group’s business, results of operations and financial condition.

Many of the HBNB Group’s current and potential competitors enjoy substantial competitive advantages over the HBNB Group, such as greater name and brand recognition, longer operating histories, larger marketing budgets, loyalty programs and substantially greater financial and technical resources. In addition, the HBNB Group’s current or potential competitors may have access to larger user bases and inventory for accommodations and may provide multiple travel products, including flights. As a result, the HBNB Group’s competitors may be able to provide consumers with more comprehensive product offerings and respond more quickly and effectively than the HBNB Group to new or changing opportunities, technologies, standards or guest requirements or preferences. The global travel industry has experienced significant consolidation, and HBNB expects this trend may continue as companies attempt to strengthen or hold their market positions in a highly competitive industry. Consolidation amongst the HBNB Group’s competitors will result in increased scale, enhanced capacity, abilities and resources and lower cost structures. In addition, emerging start-ups may innovate and develop new products or services faster than the HBNB Group and may foresee consumer need for new offerings or technologies before the HBNB Group.

Some of the HBNB Group’s competitors or potential competitors have more established or varied relationships with consumers than the HBNB Group and they may use these advantages in ways that could affect the HBNB Group’s competitive position, including by entering the travel and accommodations businesses. For example, certain competitors or potential competitors are creating “super-apps” where consumers are able to access multiple online services without leaving one company’s app. This trend is particularly felt in markets where e-commerce transactions are conducted primarily through apps on mobile devices. If any of these platforms are successful in offering services similar to the HBNB Group’s services to consumers, the HBNB Group’s customer acquisition efforts could be less effective and the HBNB Group’s customer acquisition costs, including its brand and performance marketing expenses, could increase, which could materially adversely affect the HBNB Group’s business, results of operations, and financial condition. The HBNB Group also faces increasing competition from search engines, including Google. The manner in which Google presents travel search results (including practices concerning search rankings), its promotion of its own travel meta-search services, such as Google Travel and Google Vacation Rental Ads, and similar actions from other search engines could decrease the HBNB Group’s search traffic, increase traffic acquisition costs and/or disintermediate the Hotel101 platform. These platforms may also offer their own comprehensive travel planning and booking tools or refer leads directly to suppliers, other favored partners or themselves, which could also disintermediate the Hotel101 platform. In addition, if Google or Apple uses their own mobile operating systems or app distribution channels to favor their own or other preferred travel service offerings or impose policies that effectively disallow the HBNB Group to continue its full product offerings in those channels, the HBNB Group’s ability to engage with guests who access the Hotel101 platform via mobile apps or search may be materially and adversely affected.

Any decline or disruption in the travel and hospitality industries or any economic downturn could materially and adversely affect the HBNB Group’s business, results of operations and financial condition.

The financial performance of the HBNB Group is dependent on the strength of the travel and hospitality industries. Events beyond the HBNB Group’s control, including unusual or extreme weather or natural disasters, such as earthquakes, hurricanes, fires, tsunamis, floods, severe weather, droughts and volcanic eruptions, and travel-related health concerns, including pandemics and epidemics such as COVID-19, Ebola, Zika and Middle East Respiratory Syndrome, restrictions related to travel, trade or immigration policies, geopolitical tensions and pressures, wars, including the ongoing Russia-Ukraine conflict, the conflict in the Israel-Gaza region and the conflict between the United States and Iran, as well as hostilities in and around Iran and retaliatory missile strikes impacting multiple nations in the Middle East, terrorist attacks, sources of political uncertainty, protests, foreign policy changes, regional hostilities, imposition of taxes or surcharges by regulatory authorities, changes in regulations, policies or conditions related to sustainability, including climate change, work stoppages, labor unrest or travel-related accidents, can disrupt travel globally or otherwise result in declines in travel demand, including as a result of higher airfare due to increasing fuel prices. As these events and concerns, as well as the full impact of their effects, are largely unpredictable, they may dramatically and suddenly affect travel behavior by consumers and therefore demand for the Hotel101 platform and the services of the HBNB Group, which would materially and adversely affect the HBNB Group’s business, results of operations and financial condition. Events such as sudden outbreaks, escalations or expansions or prolonged periods of wars or regional instability may give rise to safety concerns, closure of airspace and flight disruptions and lead to a large number of localized cancellations, which in turn would negatively impact the HBNB Group’s business and its relationships with Unit Owners and guests. In addition, increasing awareness around the impact of air travel on climate change and the impact of over-tourism may adversely impact the travel and hospitality industries and demand for the Hotel101 platform and the services of the HBNB Group.

The HBNB Group’s financial performance is also subject to global political and economic conditions and their impact on levels of discretionary consumer spending. Factors that have an impact on discretionary consumer spending include general political and economic conditions, worldwide or regional recession, unemployment, consumer debt, reductions in net worth, fluctuations in exchange rates, residential real estate and mortgage markets, taxation, volatility in energy and commodity prices, including a result of conflicts in the Middle East that disrupt or threaten the use of key transit routes such as the Strait of Hormuz, inflation, interest rates, consumer confidence, tariffs and other macroeconomic factors. Consumer preferences tend to shift to lower-cost alternatives during recessions and other periods during which disposable income is adversely affected, which may lead to a decline in the bookings and prices for stays on the Hotel101 platform and an increase in cancellations. Travel demand, including leisure travel, is influenced by discretionary consumer spending levels. Historical downturns in worldwide and regional economic conditions have led to a general decrease in leisure travel and travel spending and similar downturns in the future may materially and adversely impact demand for the Hotel101 platform and services. Such a shift in consumer behavior would materially and adversely affect the HBNB Group’s business, results of operations and financial condition.

HBNB’s cash ratio is less than 1.0, which exposes HBNB to liquidity risk.

HBNB recorded current liabilities of $126,800,431 as of December 31, 2025. The current liabilities were primarily attributable to amounts due to holding companies and related parties, which amounted to $109,345,726 as of December 31, 2025. HBNB recorded cash and cash equivalents of $14,670,545 as of December 31, 2025. As of December 31, 2025, HBNB’s cash ratio (i.e., cash and cash equivalents divided by current liabilities) was 0.12x and the ratio of HBNB’s cash and cash equivalents to amounts due to holding companies and related parties amounted to 0.13x. The depressed level of HBNB’s cash ratio and its ratio of cash and cash equivalents to amounts due to the holding companies and related parties exposes HBNB to liquidity risk. Payment of HBNB’s accounts payable and other liabilities as when they become due and implementation of HBNB’s capital expenditure plans primarily depend on HBNB’s ability to maintain adequate cash generated from operating activities and adequate external financing. In addition, if the HBNB Group encounters any future liquidity issues, the HBNB Group may curtail or defer its business expansion plans based on the availability of sufficient funds. In addition, the rising interest rate environment globally and global economic uncertainty may make it more challenging for all companies globally, including the HBNB Group, to refinance existing debt obligations in the future, or obtain additional financing, whether at acceptable interest rates or at all, to address any potential and future funding requirements.

The HBNB Group expects to derive substantially all of its revenue from a single product.

The HBNB Group sells individual condotel units in its hospitality projects, its uniform signature Hotel101 “happy room” hotel units, prior to construction completion and opening of the relevant hospitality project. The Unit Owners receive individual condominium titles and are able to receive income share from the relevant hotel’s revenues. The HBNB Group manages the relevant hotel upon commencement of operations and shares a portion of the gross revenue with the Unit Owners in accordance with the respective management agreements. This business model allows the HBNB Group to generate revenue and income twice from each project, first from the pre-selling of the signature Hotel101 “happy room” hotel units and second from the long-term recurring revenue from hotel operations after the project’s completion. As such, the continued growth in market demand for and market acceptance of the Hotel101 “happy room” hotel unit is critical to the HBNB Group’s growth and success. Demand for the Hotel101 “happy room” hotel unit is affected by a number of factors, many of which are beyond the HBNB Group’s control, such as evolving guest expectations, preferences and loyalty, new offerings and initiatives from the HBNB Group’s competitors, price changes by the HBNB Group, price and product changes by the HBNB Group’s competitors, technological changes and developments within the markets in which the HBNB Group has operations or intends to have operations, growth, contraction and rapid evolution of the markets in which the HBNB Group has operations or intends to have operations, changes in residency by investment schemes and policies within the markets in which the HBNB Group has operations or intends to have operations, Unit Owner returns and rooms growth and general economic conditions and trends. Changes in preferences of hotel guests may have a disproportionately greater impact on the HBNB Group than competitors who offer multiple products. If demand for the Hotel101 “happy room” hotel unit declines for any reason, the HBNB Group’s business, results of operations and financial condition could be materially adversely affected.

There is no assurance that the HBNB Group’s cash flows from pre-sales and other funding sources will be sufficient to cover all project development costs and the HBNB Group’s ability to obtain additional financing may be adversely affected by deposit requirements, credit supply control and disruptions of capital markets. The inability of the HBNB Group’s customers and contractors to obtain financing for their purchases may also adversely affect the HBNB Group.

The HBNB Group’s business is capital intensive. Although land costs vary by project size, location and infrastructure status, HBNB expects the HBNB Group to have significant funding needs to complete its planned and future projects and to grow its business. The majority of the HBNB Group’s initial cash requirements for hotel development arise out of land acquisition and construction fees. The HBNB Group’s cash flow used to fund its hotel development projects and carry out its day-to-day activities is derived from several sources, including a combination of cash flows from pre-sales in accordance with applicable laws and regulations, cash advances from DoubleDragon Corporation, dividends from its subsidiaries and bank borrowings. Any prolonged decline in the performance of HBNB’s subsidiaries, including Hotel101 Global, may negatively impact their ability to pay dividends to HBNB and any prolonged decline in the performance of HOA, which is 40%-owned by HBNB through its wholly-owned subsidiary, Hotel101 Global, and is accounted for using the equity method, may negatively impact Hotel101 Global’s ability to pay dividends to HBNB. The performance of HBNB’s subsidiaries may be affected by a variety of factors, including adverse weather and natural conditions. In addition, instruments governing debt incurred by any of HBNB’s subsidiaries presently or in the future may restrict such subsidiary’s ability to pay dividends or make other distributions to HBNB. These factors may negatively impact the HBNB Group’s liquidity position, ability to fund business operations and financial results. There is no assurance that the HBNB Group will be able to adequately cover its project costs in the future.

The HBNB Group may need to obtain additional capital and secure external financing in the future. Future changes in laws, regulations or government policies that may restrict or limit the HBNB Group’s ability to sell its projects on a pre-sale basis and finance its projects through cash flows from those pre-sales may require the HBNB Group to finance substantial portions of its projects through other sources, such as bank loans. The HBNB Group’s ability to obtain adequate financing for land acquisition and property development on terms which will allow it to achieve an acceptable return is dependent on a number of factors that are beyond its control, such as general economic conditions, credit availability from financial institutions, market disruption risks, monetary policies in the regions in which it has operations or intends to have operations and regulations relating to the real estate and hospitality sectors in the jurisdictions in which it has operations or intends to have operations. Changes in interest rates may affect the HBNB Group’s financing costs. There can be no assurance that financing will be made available on a timely basis or commercially reasonable terms acceptable to the HBNB Group, or at all, or that any additional financing will not be dilutive to HBNB’s shareholders. Disruptions, volatility or uncertainty of the credit markets or capital markets could limit the HBNB Group’s ability to borrow funds or raise financing. The HBNB Group will incur interest expense on any indebtedness that it incurs, and any indebtedness that it incurs may reduce its financial flexibility.

The inability of third parties, such as potential purchasers of condotels in the HBNB Group’s hospitality projects, contractors or subcontractors, to obtain financing may also adversely affect the HBNB Group. Many potential purchasers of condotels in the HBNB Group’s hospitality projects rely on mortgage financing and other bank loans to finance their initial and instalment payments. Construction contractors and subcontractors may also rely on loans or letters of credit to partially finance their operations. The HBNB Group’s business may be adversely affected by a decrease in consumer or commercial lending in the regions in which it has operations or intends to have operations, including due to factors beyond its control. For example, an increase in lending interest rates may adversely impact consumer demand for the HBNB Group’s projects and changes in laws, regulations or bank lending policies that restrict access to mortgages may result in fewer customers being able to meet the HBNB Group’s instalment payment requirements or pre-pay larger portions of the purchase price for its projects. In addition, governments and commercial banks may increase down-payment requirements, impose other conditions or otherwise change the regulatory framework in a manner that would make mortgage financing unavailable or unattractive or less available or less attractive to potential property purchasers. These types of events may adversely affect the HBNB Group’s cash flows, business, financial condition and results of operations.

The HBNB Group faces risks relating to project cost and completion, including its ability to generate sufficient cash flow to support its operations. Furthermore, the real estate industry in the jurisdictions where the HBNB Group has operations, has expansion plans or intends to expand into is capital intensive, and the HBNB Group may be unable to readily raise necessary amounts of funding to acquire new land or complete existing projects.

Construction of property projects may take a year or longer before generating positive net cash flow through sale or management fees. As a result, the HBNB Group’s cash flows and results of operations may be significantly affected by its project development schedules and any changes to those schedules. Any delay in the HBNB Group’s project development schedules, or any inability of any of its projects to generate its expected level of cash flows, may adversely affect its business, financial condition and results of operations.

Several of the HBNB Group’s projects are currently under construction and the HBNB Group has relied on cash advances from DoubleDragon, its ultimate parent company, to finance its expansion for the past three fiscal years. See also “Item 3. Key Information—D. Risk Factors—Risks Related to the Business and Operations of the HBNB Group–– Each member of the HBNB Group has multiple related-party transactions with affiliated companies.” For the year ended December 31, 2025, the HBNB Group’s net cash used in operating activities amounted to $42,242,451 while its net cash provided by financing activities amounted to $42,688,983. Any delay in the HBNB Group’s project development schedules or any inability of the HBNB Group’s projects to generate the expected level of cash flows may adversely affect the HBNB Group’s business, financial condition and results of operations.

Other factors that may adversely affect the time and the costs involved in completing the development and construction of the HBNB Group’s respective projects include:

●	construction risks, including delays in construction and cost overruns, whether from variation to original design plans or any other reason, infrastructure failures or latent design flaws;

●	natural catastrophes and adverse weather conditions. For example, construction works are unable to proceed as scheduled at the site of Hotel101-Niseko during periods of snowfall;

●	the outbreak, or threatened outbreak, of any severe communicable disease or the resurgence of any pandemics or epidemics;

●	changes in market conditions, economic downturns, unemployment rate and decreases in business and consumer sentiment in general;

●	delays in obtaining necessary zoning, land use, building, development and other required government licenses, approvals and permits;

●	changes in city zoning and plot ratios;

●	shortages of contractors and skilled labor, whether as a result of delays in completing prior projects or otherwise;

●	changes in laws or in government priorities;

●	timing of commencement of the projects;

●	relocation of existing residents and/or demolition of existing constructions;

●	shortages of or increases in the cost of construction and building materials and equipment as a result of rising commodity prices, inflation, supply chain disruptions or otherwise;

●	geopolitical pressures, tensions or conflicts;

●	labor disputes with contractors and subcontractors, work stoppages or strikes;

●	construction accidents;

●	errors in judgement on the selection and acquisition criteria for potential sites;

●	disputes with consultants or contractors over the quality of work and general performance, the need to take any remedial action so as to ensure the HBNB Group’s projects are delivered to specification and consultants or contractors experiencing financial or other difficulties causing delay in performance of their work in relation to the HBNB Group’s projects;

●	financial difficulties by counterparties to a construction or construction-related contract;

●	unforeseen engineering, environmental or geological problems;

●	defective materials or building methods;

●	quality control issues; and

●	uncertainties as to market demand or loss of market demand by potential purchasers of condotel units in the HBNB Group’s hospitality projects after construction work has begun, whether resulting from a global or local economic downturn, a change in the surrounding environment of the project, including the location or operation of transportation hubs or attractiveness as a tourist destination, or otherwise.

Any of these factors could result in project delays and cost overruns, which may harm the HBNB Group’s reputation as a hotel developer or lead to cost overruns or loss of or delay in recognizing revenues and lower margins. Sales and resulting profits from a particular development may not be recognized in the originally expected year, which in turn would adversely affect the HBNB Group’s results of operations for that year. Any failure by the HBNB Group to complete construction of a project to its planned specifications or schedule may result in contractual liabilities to purchasers and lower returns. If a pre-sold project is not completed on time, the HBNB Group’s standard contract terms provide for (i) in the event of a force majeure event, an automatic extension of the relevant completion deadline by an additional 12 months; or (ii) purchaser of the pre-sold units having the right to terminate the pre-sale agreements and seek refund of all prior payments without interest. There can be no assurance that the HBNB Group will not experience any significant delays in completion or delivery of its projects in the future or that it will not be subject to any liabilities for any such delays, which may materially adversely affect its business, financial condition and results of operations.

The HBNB Group’s operations require the HBNB Group to interact with regulatory bodies regarding matters such as land clearance, project approvals and other construction matters. The HBNB Group may need to allocate additional resources and management time to its interactions with regulatory bodies. If a disagreement with a regulatory body arises in the future, the development of the relevant HBNB Group project(s) may be delayed during resolution of the issue. Any project delays may materially adversely affect the HBNB Group’s business, financial condition and results of operations.

Furthermore, the hotel development industry in the jurisdictions in which the HBNB Group has expanded into or intends to expand into is capital intensive, and market players are required to incur significant expenditures to acquire land for development, complete existing projects and commence construction on new developments. For the year ended December 31, 2025, the HBNB Group incurred capital expenditures of $66,913,560.

Historically, the HBNB Group has funded a significant portion of its capital expenditure requirements as well as steady growth from intercompany loans or advances from DoubleDragon. There can be no assurance that, in order to complete its planned projects or satisfy its other liquidity and capital resources requirements, the HBNB Group will be able to obtain sufficient funds from related party transactions or external sources of financing at acceptable rates to fund its capital expenditure requirements or at all. Failure to obtain the requisite funds may delay or prevent the acquisition of land, completion of existing projects or commencement of new projects and materially and adversely affect the HBNB Group’s business, financial condition and results of operations.

Each member of the HBNB Group has multiple related-party transactions with affiliated companies.

The companies controlled by DoubleDragon have multiple commercial transactions with the HBNB Group, which primarily consist of advances and reimbursements of expenses. See the section titled “Item 7. Major Shareholders and Related Party Transactions” and the notes to HBNB’s audited consolidated financial statements for further details. HBNB expects that the HBNB Group will continue to enter into transactions with companies directly or indirectly controlled by or associated with DoubleDragon. These transactions may involve potential conflicts of interest, which could be detrimental to HBNB and/or its stakeholders. Conflicts of interest may also arise between the HBNB Group, on the one hand, and DoubleDragon, on the other hand, in a number of other areas relating to their respective businesses, including:

●	business combinations involving HBNB and/or any of its subsidiaries;

●	plans to develop the business of HBNB and/or its subsidiaries; and

●	business opportunities that may be attractive to DoubleDragon, on the one hand, and the HBNB Group, on the other hand.

There can be no assurance that the related-party transactions of the HBNB Group will not have a material adverse effect on the business or results of operations of the HBNB Group.

In addition, the HBNB Group has received cash advances and borrowed funds from related parties on favorable terms and HBNB expects the HBNB Group to continue to do so in the future, subject to the willingness and ability of its related parties to lend such funds and/or provide such cash advances. If the HBNB Group instead obtains a greater portion of its financing from unrelated third parties in the future, its costs of borrowing may increase. There can be no assurance that the HBNB Group’s arrangements with its related parties will continue on their historical or current terms, particularly if the interests of the HBNB Group diverge from those of its related parties in the future. If any such arrangements were to be terminated or modified in an unfavorable manner, there is no assurance that the HBNB Group would be able to find replacement liquidity in a timely manner or at all or that it would be able to enter into contracts on as favorable terms as those previously entered into with its related parties, which could materially and adversely affect its business, financial condition and results of operations.

Certain of HBNB’s executive officers or directors also hold roles at HBNB’s affiliates, namely DoubleDragon and MerryMart Consumer Corp., and there is no requirement for such individuals to dedicate all of their time and effort to HBNB, which could materially and adversely affect the HBNB Group’s business, financial condition and results of operations.

Titles over land owned by the subsidiaries of HBNB may be contested by third parties.

HBNB, through its subsidiaries, owns land in Hokkaido Prefecture, Japan, in Madrid, Spain and in California, U.S. in connection with its hospitality projects. The title over such land may be contested by third parties.

While the HBNB Group conducts due diligence on land it intends to acquire and land owned by its joint venture partners, to the extent that it underestimates or fails to identify relevant risks and liabilities, including title or other defects, irregularities or imperfections, non-compliance with applicable laws, regulations, restrictions on use and other similar encumbrances or any other issues affecting the land, it may be subject to legal claims and disputes, need to take remedial and rectification action and/or potentially lose its rights to the affected land, any of which could cause significant disruption to its hospitality operations on such land. In addition, the value of any such land may also be adversely impacted. Any of the foregoing circumstances could have a material adverse effect on the HBNB Group’s business, financial condition and results of operations, as well as on its business reputation and the reputation of Hotel101 brand.

Disruptions in the financial markets could adversely affect the HBNB Group’s ability to raise additional financing, including equity financing.

Any disruptions in the global financial markets and resulting liquidity contractions in the global and regional credit markets may make it difficult and costly for companies to raise additional financing, including equity financing. In the event of such conditions, it may be difficult for the HBNB Group to obtain additional financing on acceptable terms or at all, which may prevent the HBNB Group from completing its existing projects and future development projects and have an adverse effect on the HBNB Group’s results of operations and business plans. If, due to general economic conditions, the HBNB Group is unable to obtain sufficient funding to complete its projects in a manner acceptable to the HBNB Group, or if management decides to abandon certain projects, all or a portion of the HBNB Group’s investments to date on its existing projects could be lost, which could have a material adverse effect on the HBNB Group’s business, financial condition and results of operations.

The HBNB Group has one operational hotel and the rest of the HBNB Group’s projects are under construction or planning and development. The HBNB Group has also signed definitive binding agreements for certain of its projects. The HBNB Group has relied on cash advances and intercompany loans from DoubleDragon to finance its operations for the past three fiscal years. Any inability of the HBNB Group to procure short-term or long-term financing, whether from related parties or external sources, to fund its operations or the development of its projects, or any delay in its project schedules or any failure of its projects to generate expected cash flows may adversely affect the HBNB Group’s financial condition and results of operations, including its ability to repay or refinance its existing indebtedness. See “Item 3. Key Information—D. Risk Factors—Risks Related to the Business and Operations of the HBNB Group—The HBNB Group faces risks relating to project cost and completion, including its ability to generate sufficient cash flow to support its operations. Furthermore, the real estate industry in the jurisdictions where the HBNB Group has expansion plans or intends to expand into is capital intensive, and the HBNB Group may be unable to readily raise necessary amounts of funding to acquire new land or complete existing projects.”

The incurrence of additional debt to finance the HBNB Group’s planned development projects could also impair the HBNB Group’s business, financial condition and results of operations. The HBNB Group may need to incur additional debt to finance its expansion projects and future development projects. This indebtedness could have important consequences for the HBNB Group. For example, it could:

●	make it more difficult for the HBNB Group to satisfy its debt obligations as they become due;

●	increase the HBNB Group’s vulnerability to general adverse economic and industry conditions;

●	impair the HBNB Group’s ability to obtain additional financing in the future for working capital needs, capital expenditures, development projects, acquisitions or general corporate purposes;

●	require the HBNB Group to dedicate a significant portion of its cash flow from operations to the payment of principal and interest on its debt, which would reduce the funds available for the HBNB Group’s working capital needs, capital expenditures or dividend payments;

●	limit the HBNB Group’s flexibility in planning for, or reacting to, changes in the business, the jurisdictions and the industry in which it operates;

●	require the HBNB Group to comply with financial and other covenants that could impose significant restrictions on the HBNB Group’s existing and future business and operations;

●	place the HBNB Group at a competitive disadvantage compared to its competitors that have less debt; and

●	subject the HBNB Group to higher interest expense in the event of increases in interest rates.

Any of the above could have a material adverse effect on the HBNB Group’s business, financial condition and results of operations.

Environmental laws applicable to the HBNB Group’s projects and hotels and enforcement by regulators of environmental regulations and policies could have a material adverse effect on its business, financial condition and results of operations.

The HBNB Group is subject to various environmental laws and regulations relating to the protection of the environment, health and human safety in jurisdictions globally in which it has operations and hospitality projects under development, such as Spain, Japan and the U.S., as well as the jurisdictions of its sites with definitive agreements and additional Hotel101 sites. These include laws and regulations governing air emissions, water and wastewater discharges, odor emissions, and the management and disposal of, and exposure to, hazardous materials. For example, generally, operators of hotels in Spain are required to obtain applicable environmental permits and authorizations and comply with waste management, wastewater discharge and energy efficiency requirements under applicable national and regional law. There can be no assurance that current or future environmental laws and regulations applicable to the HBNB Group will not increase the costs of conducting its business above currently projected levels or require future capital expenditures. In addition, if a violation of an applicable environmental permit or authorization occurs in relation to the HBNB Group’s hotel in Spain, any of its future hotels that become operational or any of its projects under development or if environmental hazards on land where the HBNB Group’s hotel or projects are located cause damage or injury to buyers or any third party, the HBNB Group may be required to pay a fine, to incur costs in order to cure the violation and/or to compensate its buyers and any affected third parties.

The HBNB Group cannot predict what environmental legislation or regulations will be amended or enacted in the future, how existing or future laws or regulations will be enforced, administered or interpreted, or the amount of future expenditures that may be required to comply with these environmental laws or regulations or to respond to environmental claims.

The introduction or inconsistent application of, or changes in, laws and regulations applicable to the HBNB Group’s business could have a material adverse effect on its business, financial condition and results of operations.

The HBNB Group’s reputation and the Hotel101 brand will be adversely affected if projects are not completed on time or if projects or hotels do not meet customers’ requirements and may be adversely affected by other factors over which the HBNB Group has no control.

If any of the HBNB Group’s projects experience construction or infrastructure failures, design flaws, significant project delays, or quality control issues, this could have a negative effect on its reputation and the Hotel101 brand and make it more difficult to attract potential purchasers of condotels in its hospitality projects and new potential guests to its new and existing projects and hotels. Any of the HBNB Group’s hotel or projects may also be subject to random acts of terrorism, violence or other mishaps involving its guests or third parties which may adversely affect its reputation and the Hotel101 brand. Any negative effect on the HBNB Group’s reputation or the Hotel101 brand could also affect its ability to pre-sell condotels in its hospitality projects under development or its ability to retain existing and attract potential guests to its operational hotel. This would impair the HBNB Group’s ability to reduce its inventory and working capital requirements, which in turn may affect its cash flows and expected profitability and adversely affect its ability to raise external financing. There can be no assurance that such events will not occur in a manner that would adversely affect the HBNB Group’s business, financial condition and results of operations.

The HBNB Group relies on a third-party contractor for the HBNB Group’s websites and the Hotel101 App.

The HBNB Group outsources the development, operation, update and maintenance of its websites and the Hotel101 App to a third-party contractor, whose ability to continue to provide services is subject to technical and operational uncertainties that are beyond the HBNB Group’s control. If the HBNB Group experiences problems with such third-party contractor, there could be disruption to the operation of the HBNB Group’s websites and the Hotel101 App, which may affect the HBNB Group’s ability to engage with guests and Unit Owners who access the Hotel101 platform via the HBNB Group’s websites and the Hotel101 App. Upon expiration or termination of the HBNB Group’s agreement with such third-party contractor, the HBNB Group may not be able to replace the services and/or technology provided to it in a timely manner or on terms and conditions, including service levels and cost, that are favorable to the HBNB Group and a transition from one contractor to another contractor may subject the HBNB Group to operational delays and inefficiencies. The HBNB Group’s reliance on such third-party contractor may affect its ability to develop, operate, update and maintain the Hotel101 website and the Hotel101 App, which may adversely impact its competitive position and results of operations.

Independent contractors, partners or other third parties may not always be available, and once hired by the HBNB Group, may not be able to meet the HBNB Group’s quality standards or to complete projects on time and within budget.

The HBNB Group relies on independent contractors to provide various services, including land clearing, infrastructure development and various construction projects including building and property fit-out. There can be no assurance that the HBNB Group will be able to find or engage a suitable independent contractor for any particular project or find a suitable contractor that is willing to undertake a particular project within its budget and schedule (including as a result of a lack of manpower due to a shortage of available and qualified workers), which could result in cost increases or project delays.

Furthermore, there can be no assurance that the services rendered by any of the HBNB Group’s independent contractors will always be satisfactory or match the HBNB Group’s requirements for quality and timing. The HBNB Group’s business may be adversely affected if any of its independent contractors or partners (i) terminates or suspends its agreement or arrangement with the HBNB Group; (ii) causes delays; (iii) fails to meet its contractual obligations; (iv) fails to maintain adequate control over outsourced services or delegates services to unauthorized third parties; or (v) compromises the HBNB Group’s data security or confidential information due to inadequate cybersecurity measures. Contractors may also experience financial or other difficulties or become insolvent, and shortages or increases in the price of construction materials or labor may occur, any of which could delay the completion or increase the cost of certain development projects, and the HBNB Group may incur additional costs as a result. Any of these factors could have a material adverse effect on the HBNB Group’s business, financial condition and results of operations.

Purchasers of condotels and other third parties may assert construction defects and other building-related claims against the HBNB Group.

As a hotel developer and operator, the HBNB Group is exposed to the risk of litigation or claims by purchasers of condotels in its hospitality projects, visitors, contractors and workers of its projects and hotel customers. The HBNB Group may be held responsible for hidden (i.e., latent or non-observable) defects in its projects. Claims against the HBNB Group may arise for a variety of other reasons, including by purchasers for breaches of warranties under their sales agreements, by visitors for accidents or injuries that they may suffer while on the premises of the HBNB Group, by contractors or workers for accidents or injuries which may result in the course of conducting routine cleaning and other services or renovation works at the premises of the HBNB Group or by its hotel customers. Disputes may also arise in connection with construction or other contracts or agreements entered into with contractors, purchasers of condotels in the HBNB Group’s hospitality projects, hotel customers or other third parties.

For example, in Spain, the HBNB Group is required to obtain “Seguro Decenal,” a mandatory 10-year structural warranty insurance policy that is designed to protect buyers of the HBNB Group’s hotel units against construction defects. The insurance policy covers issues with the building’s foundations, structures, and other core elements that affect the property’s stability and habitability.

There can be no assurance that the HBNB Group will not be held liable for damages, the cost of repairs and/or the expense of litigation surrounding possible claims or that claims will not arise out of uninsurable events, such as landslides or earthquakes, or circumstances not covered by its insurance and not subject to effective indemnification agreements with its contractors. Neither can there be any assurance that the contractors hired by the HBNB Group will be able to either correct any such defects or indemnify the HBNB Group for costs incurred by the HBNB Group to correct such defects. Any substantial number of claims arising from structural or construction defects may have a material adverse effect on the Hotel101 brand and on the HBNB Group’s business, financial condition and results of operations.

Damage to, or other potential losses involving, the HBNB Group’s assets may not be covered by insurance.

While the HBNB Group requires its construction contractors to have appropriate construction insurance and obtains property insurance upon completion of each project, design, construction or other latent property or equipment defects or deficiencies may require additional capital expenditure, special repair or maintenance expenses or the payment of damages or other obligations to third parties that may not be covered by insurance. Furthermore, certain types of losses, such as terrorist acts, the outbreak of infectious disease or any resulting losses, may be uninsurable or the required insurance premiums may be too expensive to justify obtaining insurance. In addition, in the event of a substantial loss, the insurance carried by the HBNB Group may be insufficient to cover the full market value or replacement cost of the lost investment or could result in certain losses being uninsured. Accordingly, the HBNB Group could lose some or all of its invested capital in a property, as well as the anticipated future revenue from that property, while remaining obligated for guarantees, debt or other financial obligations related to such property.

Moreover, the scope of insurance coverage that the HBNB Group can obtain at reasonable rates may be limited and such insurance is subject to periodic renewals and negotiations. There is no assurance that adequate insurance coverage will be available on commercially reasonable terms or at all in the future. Any material increase in insurance rates, decrease in available coverage or any failure to maintain adequate insurance in the future could adversely affect the HBNB Group’s business, financial condition and results of operations.

If the HBNB Group is not successful in protecting the Hotel101 brand image, its intellectual property or its data, the HBNB Group’s business, results of operations and financial condition could be materially adversely affected.

The HBNB Group’s intellectual property assets and rights are essential to its business and maintaining the reputation of its brand names, including the Hotel101 brand and Hotel101 trademarks is critical to its success. The HBNB Group relies on the strength of these brand names and trademarks to, among other things, attract purchasers and hotel customers, attract third party partners and maintain and improve its standing in the communities in which it has operations or intends to expand into. Substantial erosion in the value of these brand names and trademarks due to construction delays or defects, customer complaints, adverse publicity, legal action or other factors may have an adverse effect on the HBNB Group’s business, financial condition and results of operations. HOA, an affiliate of the HBNB Group, is the owner of certain trademarks used by the HBNB Group, including the Hotel101 logo, which has been registered as a trademark in the Philippines and was subsequently registered as an international trademark; however, there can be no assurance that any steps that have been taken to secure these trademarks or other intellectual property will be sufficient or that third parties will not infringe or challenge such rights. If the HBNB Group’s protection of its intellectual property rights and data or HOA’s protection of intellectual property rights used by the HBNB Group in the conduct of its business is inadequate to prevent unauthorized use or misappropriation by third parties, the value of the HBNB Group’s brands, including the Hotel101 brand, and other intangible assets may be diminished. Even if the HBNB Group or HOA detects violations, misappropriations or infringements and enforces its rights, enforcement efforts (including litigation) may be time-consuming and expensive, require management’s attention and result in an outcome that is unfavorable to the HBNB Group. If the HBNB Group fails to protect its intellectual property and data or HOA fails to protect intellectual property used by the HBNB Group in the conduct of its business in a cost-effective and meaningful manner, the HBNB Group’s competitive standing could be adversely impacted; its Unit Owners, guests, other consumers, and corporate and community partners could devalue the content of the Hotel101 platform; and its brand image, including the Hotel101 brand, and its reputation, business, financial conditions and result of operations may be adversely affected.

The HBNB Group relies on its hotel guests to provide trustworthy reviews and ratings that potential guests may rely upon to help decide whether to book a particular listing and that the HBNB Group may use to enforce quality standards. Potential guests may be less likely to rely on reviews and ratings if they believe that the HBNB Group’s review system does not generate trustworthy reviews and ratings. If the HBNB Group’s guests do not provide reliable reviews and ratings, potential guests may disregard those reviews and ratings, which could damage the HBNB Group’s brands, including the Hotel101 brand, and reputation, and could materially adversely affect the HBNB Group’s business, results of operations and financial condition.

The HBNB Group’s business and operations are dependent upon key executives.

The HBNB Group’s key executives and members of management have greatly contributed to its success with their experience, knowledge, business relationships and expertise. Furthermore, the HBNB Group’s senior management team has a proven track record in developing, investing in, managing and enhancing commercial real estate. The HBNB Group’s senior management team possesses, in the aggregate, decades of experience in the Philippine real estate and commercial sectors, covering the entire value chain of the business, including asset development and enhancement, asset management and commercial operations. If the HBNB Group is unable to fill any vacant key executive or management positions with qualified candidates, the HBNB Group’s business, operating efficiency and financial performance may be adversely affected.

Any deterioration in the HBNB Group’s relations with employees, contractors and other third-party agents and business partners could materially and adversely affect the HBNB Group’s operations.

The HBNB Group’s success depends on its ability and the ability of its business partners, contractors and third-party agents, including sales, marketing and brokerage agents, to maintain productive workforces. Any strikes, work stoppages, work slowdowns, grievances, complaints or claims of unfair practices or other deterioration in any of the HBNB Group’s or its business partners’, contractors’ or agents’ employee relations, which is beyond its control, could have a material and adverse effect on its financial condition and results of operations. Furthermore, in addition to complying with the minimum compensation standards mandated by law, the HBNB Group has historically made supplemental benefits, such as health insurance, car plans and bonuses, available to qualified personnel.

The HBNB Group is subject to a variety of national and local laws and regulations, including those relating to labor. Any actions that may be taken by labor unions or federations having the HBNB Group’s employees as members could adversely affect its operations and/or costs. Any changes in labor laws and regulations could result in the HBNB Group incurring substantial additional costs to comply with increased minimum wage and other labor laws. The occurrence of any of these events could be disruptive to the HBNB Group’s operations and materially and adversely affect the HBNB Group’s business, financial condition and results of operations.

There can be no assurance that the HBNB Group will not suffer from substantial sales cancellations.

The HBNB Group sells individual condotel units in its hospitality projects prior to construction completion and opening of the relevant hospitality project. There can be no assurance that the HBNB Group will not experience a material number of cancellations in the future, particularly during slowdowns or downturns in the global economy. In the event the HBNB Group does experience a material number of cancellations, the HBNB Group may not have enough funds on hand to pay the necessary cash refunds to buyers or may have to incur indebtedness in order to pay such cash refunds. The HBNB Group may also experience losses relating to such cancellations. In addition, there can be no assurance that the HBNB Group would be able to re-sell the same property or re-sell it at an acceptable price. Any of the foregoing events would have a material adverse effect on the HBNB Group’s business, financial condition and results of operations.

While HBNB is not aware of applicable laws that provide statutory buyer protections in connection with instalment sales of residential real estate in respect of the HBNB Group’s hotel projects under development as of the date of this Annual Report, there can be no assurance that the jurisdictions in which the HBNB Group has operations or intends to have operations do not have or will not introduce similar laws, rules, regulations and/or policies. If the jurisdictions in which the HBNB Group has operations or intends to have operations has or introduces laws, rules, regulations and/or policies that have the effect of providing statutory buyer protections in connection with instalment sales of residential real estate in respect of its hotel projects, the HBNB Group’s business, results of operations, and financial condition could be materially and adversely affected. In addition, general consumer protection laws are applicable to the HBNB Group’s operations, which may also materially and adversely affect the HBNB Group’s business, results of operations, and financial condition.

Furthermore, in the event the HBNB Group experiences a material number of sales cancellations, its historical revenues would have been overstated because such historical revenue would not have accurately reflected subsequent customer defaults or sales cancellations. There is no assurance that the HBNB Group will not incur losses and there is no assurance that the HBNB Group’s historical income statements will be accurate indicators of its future revenue or profits.

Because the HBNB Group recognizes revenue upon check-in and not at booking, upticks or downturns in bookings are not immediately reflected in the HBNB Group’s results of operations.

The HBNB Group experiences, with respect to its operational hotel, Hotel101-Madrid, and expects to experience, with respect to its future operational hotels, a difference in timing between when a booking is made and when revenue is recognized, which occurs upon check-in. The effect of significant downturns in bookings in a particular period may not be fully reflected in the HBNB Group’s results of operations until future periods because of this timing in revenue recognition.

If the HBNB Group fails to provide high-quality stays, the HBNB Group’s businesses, results of operations and financial condition would be materially adversely affected.

The HBNB Group’s business depends on engaging in practices that encourage guests to book listings on the Hotel101 platform, including increasing the available number of nights for booking, responding timely to guest inquiries, offering a variety of desirable and differentiated listings at competitive prices that meet guest expectations and offering exceptional hospitality, services and experiences to guests. If the HBNB Group does not establish or maintain a sufficient number of listings and availability for listings on the Hotel101 platform and the occupancy rate declines for a particular period or the room rate charged by the HBNB Group declines, its revenues would decline and its business, results of operations and financial condition would be materially adversely affected.

If the HBNB Group is not able to effectively deploy professional tools, application programming interfaces and payment processes, work with third-party channel managers and develop effective sales and account management teams to attract prospective guests to the Hotel101 platform and generate bookings from a large number of guests, their respective businesses, results of operations and financial condition would be materially adversely affected.

If the HBNB Group fails to retain existing guests or attract new guests, the HBNB Group’s business, results of operations and financial condition would be materially and adversely affected.

The HBNB Group’s success depends on existing guests continuing to book and attracting new guests to book its available rooms. The HBNB Group’s ability to attract and retain guests could be materially and adversely affected by a number of factors, including:

●	events beyond the HBNB Group’s control, such as the COVID-19 pandemic, other pandemics and health concerns, increased or continuing restrictions on travel, immigration, trade disputes, escalations in security situations, closure of airspaces, economic downturns, and the impact of climate change on travel, including fires, floods, severe weather and other natural disasters, and the impact of climate change on seasonal destinations;

●	increased competition and use of the HBNB Group’s respective competitors’ platforms and services;

●	the HBNB Group failing to provide an adequate supply of stays at competitive prices;

●	the HBNB Group’s failure to provide offerings or features that guests value;

●	declines or inefficiencies in the HBNB Group’s marketing efforts;

●	negative associations with, or reduced awareness of, the Hotel101 brand; and

●	macroeconomic and other conditions outside of the HBNB Group’s control affecting travel and hospitality industries generally.

In addition, if the Hotel101 platform is difficult to navigate, guests have an unsatisfactory sign-up, search, booking or payment experience on the Hotel101 platform, the listings and other content provided on the Hotel101 platform is not displayed effectively to guests, the HBNB Group is not effective in engaging guests or fails to provide an experience in a manner that meets rapidly changing demand, the HBNB Group could fail to convert first-time guests and fail to engage with existing guests, which would materially adversely affect the HBNB Group’s business, results of operations and financial condition.

The HBNB Group’s real estate development and marketing activities are subject to a wide variety of laws and regulations.

The HBNB Group has an operational hotel in Spain and hospitality projects under development in Japan, the U.S., Italy and Australia and aims to establish a global footprint in 100 countries over the long term, with an initial 25 identified priority countries for the medium term. There are laws and regulations in each of these jurisdictions at the national and local level that relate to or affect the HBNB Group’s business, including many that are typically applicable to real estate development activities, such as laws relating to zoning, entitlement, permitting, land use restrictions, environmental regulation, title transfers, title insurance, taxation and eminent domain. Failure to comply with the laws could result in legal liability or result in substantial costs related to environmental or other remediation.

Furthermore, the HBNB Group’s marketing and sale of Hotel101 units is subject to regulation in most of the jurisdictions where it conducts marketing activities, including under anti-fraud laws, telemarketing laws, securities laws (including the Securities Act), consumer privacy laws, consumer protection laws and consumer credit laws. Many jurisdictions where the HBNB Group conducts business have generally enacted extensive regulations relating to direct marketing and telemarketing. While the HBNB Group has taken steps designed to achieve compliance with applicable regulations, these steps are expected to continue to increase its marketing costs and may not prevent failures in compliance. Additionally, adoption of new laws regulating marketing and solicitation, and changes to existing laws, could adversely affect current or planned marketing activities and cause the HBNB Group to change its marketing strategy. If this occurs, the HBNB Group may not be able to develop adequate alternative marketing strategies, which could affect the amount and timing of its unit sales. The HBNB Group cannot predict the impact that these legislative initiatives or any other legislative measures that may be proposed or enacted in the future may have on its marketing strategies and results.

In addition, the HBNB Group may be required to incur significant costs to resolve complaints against it by consumers or enter into consents with regulators regarding its activities, including requiring the refund of all or a portion of the purchase price paid by customers for their Hotel101 units. If the HBNB Group is found to have not complied with applicable laws and regulations, such violations may have adverse implications on the HBNB Group, including rendering its Hotel101 unit sales contracts void or voidable, negative publicity, negatively affect its business reputation and the reputation of the Hotel101 brand, potential litigation and regulatory fines or other sanctions. The expense, negative publicity and potential sanctions associated with any failure to comply with applicable laws or regulations could have a material adverse effect on the HBNB Group’s business, results of operations or financial position.

The HBNB Group’s hotel operation and management activities are subject to a wide variety of laws and regulations.

The HBNB Group aims to establish a global footprint in 100 countries over the long term, with an initial 25 identified priority countries for the medium term, and to increase its rooms under management to become one of the top hotel brands globally in the long term. The HBNB Group has one operational hotel in Spain and hospitality projects under development in Japan, the U.S., Italy and Australia. The laws and regulations of each jurisdiction in which the HBNB Group operates or intends to establish operations in or expand into are distinct and may result in inconsistent or ambiguous interpretations among local, regional or national laws or regulations applicable to its business. Compliance with laws and regulations of different jurisdictions imposing varying standards and requirements is burdensome, imposes added cost and increases potential liability to the HBNB Group’s business, and may make it difficult to realize business efficiencies and economies of scale. For example, the HBNB Group is required to comply with requirements of jurisdictions and cities that have disparate requirements around tax collection, tax reporting, urban planning-related restrictions on use and purpose of hotel units in its hospitality projects and other regulations, each of which would require it to dedicate significant resources to meet these legal requirements and for it to fulfill any obligations it may have. The requirement to comply with the large number of disparate requirements can lead to compliance gaps if the HBNB Group’s internal resources cannot keep up with the pace of regulatory change and new requirements imposed on its platform, or if its platform does not work as intended or has errors or bugs.

It may be difficult or impossible for the HBNB Group to investigate or evaluate laws or regulations in all cities, countries, and regions in which it may establish hospitality operations. The application of existing laws and regulations to the HBNB Group’s business and platform are subject to change, as governments or government agencies seek to apply legacy systems of laws or adopt new laws to new online business models in the travel and accommodations industries, including the HBNB Group’s. Uncertain and unclear application of such laws and regulations to the HBNB Group’s platform could reduce supply and demand for Hotel101 hotel units and the HBNB Group’s platform and services, increase the costs of compliance with such laws and regulations, and increase the threat of litigation or enforcement actions related to its platform, all of which would materially adversely affect its business, results of operations and financial condition.

In addition to the laws that apply to the HBNB Group, there are also laws that apply to the Unit Owners and/or hotel guests. While the HBNB Group requires Unit Owners and guests to comply with their own independent legal obligations under the sales and purchase agreements, hotel management agreements, management by-laws and similar agreements entered into or consented to, as the case may be, and the HBNB Group’s terms of service, the HBNB Group has limited means of enforcing or ensuring the compliance of Unit Owners and guests with all applicable legal requirements. Governments may try to hold the HBNB Group responsible for laws that apply to Unit Owners and/or hotel guests. Whether applicable to the HBNB Group, Unit Owners and/or hotel guests, the related consequences arising out of such laws and regulations, including penalties for violations of and costs to maintain compliance with such laws and regulations, may have a material adverse effect on the Hotel101 brand and the HBNB Group’s reputation, business, results of operations and financial condition.

In addition to the aforementioned laws and regulations, the HBNB Group is subject to laws and regulations governing its business practices, the Internet, e-commerce and electronic devices, including those relating to taxation, privacy, data protection, pricing, content, advertising, discrimination, consumer protection, protection of minors, copyright, distribution, messaging, mobile communications, electronic device certification, electronic waste, electronic contracts, communications, Internet access, competition and unfair commercial practices. The HBNB Group is also subject to laws and regulations governing the provision of online payment services, the design and operation of its platform, and the operations, characteristics and quality of its platform and services.

The HBNB Group is also subject to laws regulating employment, employee working conditions, including wage and hour laws, employment dispute and employee bargaining processes, collective and representative actions and other employment compliance requirements.

There is increased governmental interest in regulating technology companies in areas such as privacy, tax, data localization and data access, algorithm-based discrimination and competition. In addition, climate change and greater emphasis on sustainability could lead to regulatory efforts to address the carbon impact of housing and travel. As a result, governments may enact new laws and regulations and/or view matters or interpret laws and regulations differently than they have in the past, and in a manner that could materially adversely affect the HBNB Group’s business, results of operations and financial condition.

Any new or existing laws and regulations applicable to existing or future business areas, including amendments to or repeal of existing laws and regulations, or new interpretations, applications or enforcement of existing laws and regulations, could expose the HBNB Group to substantial liability, including significant expenses necessary to comply with such laws and regulations, and materially adversely impact bookings on their respective platforms, thereby materially adversely affecting their respective businesses, results of operations and financial condition.

The HBNB Group’s global expansion plans may expose the HBNB Group to certain risks with respect to the HBNB Group’s contractual counterparties, including risks related to sanctions imposed by the United States, the European Union, the United Kingdom and other countries.

The HBNB Group conducts customary “know-your-customer” and onboarding procedures for its counterparties in accordance with its internal policies. However, the HBNB Group may receive incorrect, inaccurate or misleading information during these procedures. If, notwithstanding such “know-your-customer” and onboarding procedures, the HBNB Group transacts with a person or entity that is, or may subsequently become, subject to sanctions imposed by the U.S., the European Union, the United Kingdom or other relevant jurisdictions, the Hotel101 brand and the HBNB Group’s reputation, business, results of operations and financial condition may be materially and adversely affected.

As previously reported on a Form 6-K furnished to the SEC on August 20, 2025, HBNB, through its subsidiary Hotel101 Global, entered into framework agreements with each of Canopy Sands Development Co., Ltd. (“CSD”) and Bay of Lights Resorts Development Co., Ltd. (“BLRD”) on August 20, 2025 in relation to the development of two Hotel101 projects in Cambodia. HBNB became aware that, on October 14, 2025, the U.S. Department of Justice unsealed an indictment charging Cambodian national Chen Zhi, the founder and chairman of Prince Holding Group, a multinational business conglomerate based in Cambodia, with wire fraud conspiracy and money laundering conspiracy for directing Prince Holding Group’s operation of forced-labor scam compounds across Cambodia. On the same date, the U.S. Department of the Treasury designated Prince Holding Group as a transnational criminal organization and announced sanctions against Chen Zhi and multiple associated individuals and entities, including CSD, and such individuals and entities were added to the U.S. Department of the Treasury’s Office of Foreign Assets Control’s (“OFAC”) Specially Designated Nationals List. OFAC also issued General License No. 1 Authorizing the Wind Down of Transactions Involving Certain Persons Blocked on October 14, 2025, which authorized through 12:01 a.m. eastern standard time, November 13, 2025, all transactions ordinarily incident and necessary to the wind down of any transaction involving one or more of the following blocked entities: (1) Prince Holding Group; (2) Prince Bank Plc.; (3) Prince Huan Yu Real Estate Cambodia Group Co., Ltd; or (4) any entity in which one or more of the above persons own, directly or indirectly, individually or in the aggregate, a 50 percent or greater interest. Following consultation with legal counsel, on November 13, 2025, Hotel101 Global issued a notice of lapse and non-proceeding to each of CSD and BLRD with respect to the relevant framework agreement and have ceased to conduct any dealings with the respective group.

Existing sanctions and new or expanded future sanctions may negatively impact the revenue and profitability of the HBNB Group, have impeded or could further impede its ability to effectively execute expansion and growth plans and could impede its ability to raise funding from international financial institutions or the international capital markets. Any failure to successfully comply with applicable sanctions may expose the HBNB Group to negative legal and business consequences, including penalties, government investigations and reputational harm.

The HBNB Group may be subject to regulatory inquiries, investigations, litigation, and other disputes, which could materially adversely affect its business, results of operations and financial condition.

The HBNB Group may, from time to time, be involved in various legal and regulatory claims, litigation or pre-litigation disputes, investigations and proceedings arising in the normal course of business, including with various parties involved in the construction and operation of its properties such as agents, contractors, suppliers or construction workers or as the target of property damage or personal liability claims. Regardless of the outcome, these disputes may lead to legal or other proceedings and may result in substantial costs, delays in the HBNB Group’s development schedule and the diversion of resources and management’s attention. The HBNB Group may also have disagreements with regulatory bodies in the course of its operations, which may subject it to administrative proceedings and unfavorable decisions that result in penalties or delay the development of its projects. For example, the HBNB Group has obtained authorization from the State Aviation Safety Agency of Spain regarding aeronautical easements for the expansions and the operations near the Adolfo Suárez Madrid-Barajas Airport. Such authorization is subject to strict compliance with operational conditions and reporting requirements. Any failure to comply with these conditions could result in immediate revocation of the HBNB Group’s authorization and trigger liability under Spain’s Air Safety Law (Law 21/2003), potentially subjecting the HBNB Group to disciplinary proceedings and penalties. In addition, certain jurisdictions may view the HBNB Group’s business model and its arrangement with Unit Owners as collective investment schemes, resulting in the HBNB Group dedicating additional resources to comply with relevant laws and regulations, including addressing regulatory inquiries. In such cases, the HBNB Group’s business, financial condition and results of operations may be materially and adversely affected. The number and significance of these claims, disputes, investigations and proceedings may increase as the HBNB Group grows larger, the number of bookings on its platforms increases, brand awareness increases and the scope and complexity of its business expands.

In addition, in the ordinary course of business, disputes may arise if any member of the HBNB Group is alleged to have infringed third parties’ intellectual property or in which any member of the HBNB Group agrees to provide indemnification to third parties with respect to certain matters, or where the HBNB Group makes other contractual commitments to third parties. HBNB also has indemnification agreements with certain of its directors, executive officers, and certain other employees that require HBNB, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The HBNB Group may be subject to litigation stemming from the aforementioned obligations.

Adverse results in any regulatory inquiry, litigation, legal proceedings or claims may include awards of potentially significant monetary damages, including statutory damages for certain causes of action in certain jurisdictions, penalties, fines, injunctive relief, royalty or licensing agreements or orders preventing the HBNB Group from offering certain services. Moreover, many regulatory inquiries, litigation, legal proceedings or claims are resolved by settlements that can include both monetary and nonmonetary components. Adverse results or settlements may result in changes in the HBNB Group’s business practices in significant ways, increased operating and compliance costs and a loss of revenue. In addition, litigation or pre-litigation claims against the HBNB Group, whether or not meritorious, may be time consuming, require substantial expense and result in the diversion of significant operational resources. The HBNB Group uses various software platforms that in some instances have limited functionality which may impede its ability to fully retrieve records in the context of a governmental inquiry or litigation. In addition, the HBNB Group’s insurance may not cover all potential claims to which it is exposed and may not be adequate to indemnify the HBNB Group for all liability that may be imposed. As the HBNB Group continues to grow, regulatory inquiries, litigation, legal proceedings and other claims may consume significant company resources and adverse results in future matters could materially adversely affect its business, results of operations and financial condition.

If the HBNB Group is unable to manage the risks presented by the Hotel101 business model globally, the HBNB Group’s business, results of operations and financial condition would be materially adversely affected.

The HBNB Group aims to establish a global footprint in 100 countries over the long term, with an initial 25 identified priority countries for the medium term, and to increase Hotel101 rooms under management to become one of the top hotel brands globally in the long term. As of the date of this Annual Report, the HBNB Group has one operational hotel in Spain (Hotel101-Madrid), two hospitality projects under construction and planning and development globally, and two sites with signed definitive agreements globally. The HBNB Group expects to continue to make investments to expand its global operations. Managing a global organization is difficult, time consuming, and expensive, and requires significant management attention and careful prioritization, and any global expansion efforts that the HBNB Group may undertake may not be successful. In addition, conducting global operations subjects the HBNB Group to risks including:

●	operational and compliance challenges caused by distance, language and cultural differences;

●	the cost and resources required to localize the HBNB Group’s platform and services, which often requires the translation of the HBNB Group’s platform into foreign languages and adaptation for local practices and regulatory requirements;

●	unexpected, more restrictive, differing and conflicting laws and regulations, including those laws governing tourism, taxes, licensing, payments processing, messaging, marketing activities, registration and/or verification of guests, ownership of intellectual property, content, data collection and privacy, security, data localization, data transfer and government access to personal information and other activities important to the HBNB Group’s business;

●	uncertainties regarding the interpretation of national and local laws and regulations, uncertainty in the enforceability of legal rights and uneven application of laws and regulations to businesses;

●	competition with companies that understand local markets better than the HBNB Group does, or that have a local presence and pre-existing relationships with potential guests in those markets;

●	uncertain resolutions of litigation or regulatory inquiries;

●	variations in payment forms for Unit Owners and guests, increased operational complexity concerning payments and inability to offer local payment forms such as cash or country-specific digital forms of payment;

●	lack of familiarity and the burden of complying with a wide variety of laws, legal standards and regulatory requirements, which are complex, sometimes inconsistent and subject to unexpected changes;

●	potentially adverse tax consequences, including resulting from the complexities of foreign corporate income tax systems, value added tax (“VAT”) regimes, tax withholding rules, hotel taxes and other indirect taxes, tax collection or remittance obligations, and restrictions on the repatriation of earnings;

●	difficulties in managing and staffing international operations, including due to differences in legal, regulatory and collective bargaining processes;

●	fluctuations in currency exchange rates;

●	regulations governing the control of local currencies and impacting the ability to collect and remit funds to Unit Owners in those currencies;

●	oversight by foreign government agencies whose approach to privacy or human rights may be inconsistent with that taken in other countries;

●	increased financial accounting and reporting burdens, and complexities and difficulties in implementing and maintaining adequate internal controls in an international operating environment;

●	political, social and economic instability abroad, terrorist attacks and security concerns in general;

●	operating in countries that are more prone to crime or have lower safety standards;

●	operating in countries that have higher risk of corruption; and

●	reduced or varied protection for the HBNB Group’s intellectual property rights in some countries.

Increased operating expenses, decreased revenue, negative publicity, negative reactions from the HBNB Group’s guests and other stakeholders or other adverse impacts from any of the above factors or other risks related to the HBNB Group’s global operations could materially adversely affect its brand, reputation, business, results of operations and financial condition.

If the HBNB Group fails to comply with applicable laws relating to privacy and data protection, the HBNB Group may face potentially significant liability, negative publicity and increased regulatory scrutiny, which could materially and adversely affect its business, results of operations and financial condition.

Privacy and data protection laws, rules and regulations are complex, and their interpretation is rapidly evolving, making implementation and enforcement, and thus compliance requirements, ambiguous, uncertain and potentially inconsistent. Compliance with such laws may require changes to the HBNB Group’s data collection, use, transfer, disclosure, processing and other related business practices and may thereby increase compliance costs or have other material and adverse effects on its business. As part of purchaser and guest registration and business processes, the HBNB Group collects and uses personal data, such as names, dates of birth, email addresses, phone numbers and identity verification information (for example, government-issued identification or passport), as well as credit card or other financial information provided by purchasers and guests. The laws of many jurisdictions require businesses that maintain such personal data to implement reasonable measures to keep such information secure and otherwise restrict the ways in which such information can be collected and used.

HBNB is incorporated under the laws of the Cayman Islands and has one operational Hotel101-branded hotel in Spain, Hotel101-Madrid. Certain subsidiaries of HBNB are incorporated in Singapore, the British Virgin Islands, Delaware, Luxembourg, Japan, Spain, Hong Kong and Mexico. In addition, the HBNB Group has (i) hospitality projects under development in Japan and the U.S., (ii) executed definitive agreements for sites in Italy and Australia and (iii) marketing offices in Singapore, the Philippines, Madrid (Spain), Dubai (UAE), Hong Kong, Taipei (Taiwan) and Mexico City (Mexico) and one marketing facility in Niseko (Japan). Accordingly, HBNB and its subsidiaries is or will be subject to the applicable privacy and data protection laws, rules and regulations of such jurisdictions, including the Cayman Islands Data Protection Act (as revised), Act on the Protection of Personal Information (Act No. 57 of 2003) of Japan, the EU General Data Protection Regulation (“GDPR”), Organic Law 3/2018, of 5 December, on the Protection of Personal Data and the Guarantee of Digital Rights of Spain, Legislative Decree No. 196/2003 as amended by Legislative Decree No. 101/2018 on the Protection of Personal Data of Italy, Law of 1 August 2018 on the Organization of the National Commission for Data Protection and the General Data Protection Framework of Luxembourg, Virgin Islands Data Protection Act, 2019 of the British Virgin Islands, Personal Data Protection Act 2012 of Singapore, Privacy Act 1988 (Cth) of Australia as amended by the Privacy and Other Legislation Amendment Act 2024, Personal Data (Privacy) Ordinance (Cap. 486 of the Laws of Hong Kong), Personal Data Protection Act of the Republic of China (Taiwan), Federal Law on the Protection of Personal Data Held by Private Parties (Ley Federal de Protección de Datos Personales en Posesión de los Particulares) of Mexico (2025), Republic Act No. 10173 (Data Privacy Act of 2012) of the Philippines, Federal Decree-Law No. 45 of 2021 on the Protection of Personal Data of the United Arab Emirates, and United States federal law, such as the Gramm-Leach-Bliley Act of 1999 and its implementing regulations, and state level data privacy laws and regulations, such as the California Consumer Privacy Act.

Such privacy and data protection laws, rules and regulations have resulted and will continue to result in significantly greater compliance burdens and costs for companies to which such laws apply. For example, the GDPR regulates collection, control, processing, sharing, disclosure and other use of data that can directly or indirectly identify a living individual (i.e., personal data), and imposes stringent data protection requirements with significant penalties, and the risk of civil litigation, for noncompliance.

Failure to comply with the GDPR may result in substantial fines and may also lead to civil litigation, with the risks of damages or injunctive relief, or regulatory orders adversely impacting on the ways in which the infringing business can use personal data. Many large geographies, including a number of which the HBNB Group intends to expand into, have passed or are in the process of passing comparable or other robust data privacy legislation or regulation, which may require the HBNB Group to modify its data processing practices and policies and to incur substantial costs and potential liability to comply with such legislation or regulation.

Additionally, the HBNB Group is subject to applicable laws, rules and regulations regarding cross-border transfers of personal data, including laws relating to transfer of personal data outside the European Economic Area (“EEA”). Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States and other jurisdictions. These recent developments may require the HBNB Group to review and amend the legal mechanisms by which it makes and/or receives personal data transfers to the United States and other jurisdictions. As data protection regulators issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used, and/or start taking enforcement action, the HBNB Group could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if the HBNB Group is otherwise unable to transfer personal data between and among countries and regions in which the HBNB Group operates, it could affect the manner in which the HBNB Group provides its services, the geographical location or segregation of its relevant systems and operations, and could adversely affect its financial results.

Various other governments and consumer agencies around the world have also called for new regulation and changes in industry practices and many have enacted different and often contradictory requirements for protecting personal information collected and maintained electronically. Compliance with numerous and contradictory requirements of different jurisdictions is particularly difficult and costly for a property technology business such as the HBNB Group, which collects personal information from purchasers, guests and other individuals in multiple jurisdictions. If any jurisdiction in which the HBNB Group operates adopts news laws or changes its interpretation of its laws, rules or regulations relating to data residency or localization such that the HBNB Group is unable to comply in a timely manner or at all, the HBNB Group could risk losing its rights to operate in such jurisdictions. Many applicable privacy and data protection regulations expose the HBNB Group to the possibility of material penalties, significant legal liability, changes in how the HBNB Group operates or offers its products and interruptions or cessation of the HBNB Group’s ability to operate in key geographies, any of which could materially adversely affect the HBNB Group’s business, results of operations and financial condition.

When the HBNB Group is required to disclose personal data pursuant to demands from government agencies, including tax authorities, state and city regulators, law enforcement agencies and intelligence agencies, Unit Owners, guests and privacy regulators could perceive such disclosure as a failure by the HBNB Group to comply with privacy and data protection policies, notices and laws, which could result in proceedings or actions against the HBNB Group in the same or other jurisdictions. Conversely, if the HBNB Group does not provide the requested information to government agencies due to a disagreement on the interpretation of the law, the HBNB Group may face enforcement action from such government, engage in litigation, face increased regulatory scrutiny and experience an adverse impact on its relationship with governments or its ability to offer its products and services within certain jurisdictions. Any of the foregoing could materially and adversely affect the HBNB Group’s brands, including the Hotel101 brand, and the HBNB Group’s reputation, business, results of operations and financial condition.

The HBNB Group’s business may also increasingly rely on artificial intelligence and automated decision making to improve its services and tailor its interactions with its customers. Usage of these methods has come under increased regulatory scrutiny in recent years. New laws, guidance and/or decisions in this area may require the HBNB Group to make changes to its operations that may decrease its operational efficiency, result in an increase to operating costs and/or hinder its ability to improve its services.

Any failure or perceived failure by the HBNB Group to comply with privacy and data protection policies, notices, laws, rules and regulations could result in proceedings or actions against the HBNB Group by individuals, consumer rights groups, government agencies or others. The HBNB Group could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to its business. Furthermore, such proceedings and any subsequent adverse outcomes may subject the HBNB Group to significant negative publicity and an erosion of trust. If any of these events were to occur, the HBNB Group’s business, results of operations and financial condition could be materially and adversely affected.

If the HBNB Group fails to prevent data security breaches, there may be damage to its brands, including the Hotel101 brand, and reputation, material financial penalties and legal liability, along with a decline in use of its platform, which would materially and adversely affect its business, results of operations and financial condition.

The HBNB Group uses many types of technology to operate its platform, including mobile apps such as the Hotel101 App, available on both iOS and Android platforms, and third-party payment processing providers, and collaborates with third parties who may need to process Unit Owner or guest data or have access to its infrastructure. As a result, there are risks of security breaches both on and off each of these systems. The evolution of technology systems introduces ever more complex security risks that are difficult to predict and defend against. An increasing number of companies, including those with significant online operations, have recently disclosed breaches of their security, some of which involved sophisticated tactics and techniques allegedly attributable to criminal enterprises or nation-state actors. The techniques used by bad actors to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are unknown until launched against a target. As such, the HBNB Group may be unable to anticipate these tactics and techniques or to implement adequate preventative measures.

Furthermore, with a growing geographically disparate employee base, the HBNB Group is not immune from the possibility of a malicious insider compromising its information systems and infrastructure. Companies in the hospitality industry have dealt with incidents involving such insiders exfiltrating the personal data of customers, stealing corporate trade secrets and key financial metrics and illegally diverting funds. No series of measures can fully safeguard against a sufficiently determined and skilled insider threat.

In addition, bad actors may target any of the HBNB Group’s Unit Owners and guests directly with attempts to breach the security of their email accounts or management systems, such as through phishing attacks where a third party attempts to infiltrate the HBNB Group’s systems or acquire information by posing as a legitimate inquiry or electronic communication, which are fraudulent identity theft schemes designed to appear as legitimate emails from the HBNB Group or from the HBNB Group’s guests, partners or vendors. Bad actors may also employ other schemes aimed at defrauding the HBNB Group’s Unit Owners or guests in ways that the HBNB Group may not anticipate or be able to adequately guard against. Even if phishing and spamming attacks and other fraud schemes are not carried out through the HBNB Group’s systems, victims may nevertheless seek recovery from the HBNB Group. Though it is difficult to determine what, if any, harm may directly result from any specific scheme or attack, any failure to maintain performance, reliability, security and availability of the HBNB Group’s offerings, services and technical infrastructure to the satisfaction of the HBNB Group’s Unit Owners and guests may harm the HBNB Group’s ability to retain existing guests and its reputation and ability to attract new potential purchasers of condotels in the HBNB Group’s hospitality projects. The ability of fraudsters to directly target the HBNB Group’s Unit Owners and guests with fraudulent communications, or cause an account takeover, exposes the HBNB Group to significant financial fraud risk, including costly litigation, which is difficult to fully mitigate.

If there is a breach of the HBNB Group’s computer systems and the HBNB Group knows or suspects that certain personal data has been exfiltrated, accessed or used inappropriately, the HBNB Group may be obligated to inform the Unit Owner or guest whose data was stolen, accessed or used and may be subject to significant fines, penalties and/or damages. The HBNB Group’s information technology infrastructure may be vulnerable to computer viruses or physical or electronic intrusions that its security measures may not detect. Any circumvention of the HBNB Group’s security measures could result in the misappropriation of confidential or proprietary information, interrupt the HBNB Group’s operations, result in financial loss, damage the HBNB Group’s computers or those of the HBNB Group’s Unit Owners and/or guests or otherwise cause damage to the HBNB Group’s reputation and business. Furthermore, the ability to bypass the HBNB Group’s information security controls could degrade the HBNB Group’s trust and safety programs, which could expose individuals to a risk of physical harm or violence.

The HBNB Group relies on third-party service providers, including marketing and sales agents and financial institutions, to process the HBNB Group’s data and that of purchasers and guests, including payment information, and any failure by such third parties to prevent or mitigate security breaches or improper access to, or disclosure of, such information could have adverse consequences for the HBNB Group, similar to an incident directly on the HBNB Group’s systems.

The HBNB Group may be required to expend significant resources to protect against security-related incidents and address problems caused by such incidents. Even if more resources were expended, regulators and complainants may not deem the HBNB Group’s efforts sufficient and, regardless of the expenditure, the risk of security-related incidents cannot be fully mitigated. Any actual or alleged security breaches or alleged violations of federal, state or foreign laws or regulations relating to privacy and data security could result in mandated user notifications, litigation, government investigations, significant fines and expenditures; divert management’s attention from operations; deter people from using the HBNB Group’s platform; damage the HBNB Group’s brand, including the Hotel101 brand, and reputation; force the HBNB Group to cease operations for some length of time; and materially and adversely affect the HBNB Group’s business, results of operations and financial condition. Defending against claims or litigation based on any security breach or incident, regardless of their merit, will be costly and may cause reputation harm. The successful assertion of one or more large claims against the HBNB Group that exceed available insurance coverage, denial of coverage as to any specific claim or any change or cessation in the HBNB Group’s insurance policies and coverages, including premium increases or the imposition of large deductible requirements, could have a material adverse effect on the HBNB Group’s business, results of operations and financial condition.

The HBNB Group relies on third-party payment service providers to process payments made by guests and payments made to Unit Owners on its platforms. If these third-party payment service providers become unavailable or the HBNB Group is subject to increased fees, the HBNB Group’s business, results of operations and financial condition could be materially and adversely affected.

The HBNB Group relies on several third-party payment service providers, including payment card networks, banks, payment processors and payment gateways, to link it to payment card and bank clearing networks to process payments made by guests and to remit payments to Unit Owners on its platforms. If these companies become unwilling or unable to provide these services to the HBNB Group on acceptable terms or at all, the HBNB Group’s business may be disrupted, the HBNB Group would need to find an alternate payment service provider and the HBNB Group may not be able to secure similar terms or replace such payment service provider in an acceptable time frame. If the HBNB Group is forced to migrate to other third-party payment service providers for any reason, the transition would require significant time and management resources, and may not be as effective, efficient or well-received by Unit Owners and/or guests. Any of the foregoing could cause the HBNB Group to incur significant losses, which could materially and adversely affect the HBNB Group’s business, results of operations and financial condition.

In addition, the software and services provided by the HBNB Group’s third-party payment service providers may fail to meet the HBNB Group’s expectations, contain errors or vulnerabilities, be compromised or experience outages. Any of these risks could cause the HBNB Group to lose its ability to accept online payments or other payment transactions or make timely payments to Unit Owners on its platform, which could make the HBNB Group’s platform less convenient and desirable to users and adversely affect the HBNB Group’s ability to attract Unit Owners and attract and retain guests.

If the HBNB Group fails to invest adequate resources into the payment processing infrastructure on the HBNB Group’s platform or if the HBNB Group’s investment efforts are unsuccessful or unreliable, the HBNB Group’s payments activities may not function properly or keep pace with competitive offerings, which could adversely impact their usage. Further, the HBNB Group’s ability to expand its payments activities into additional countries is dependent upon the third-party providers the HBNB Group uses to support these activities. As the HBNB Group expands the availability of its payments activities to additional geographies or offers new payment methods to its Unit Owners and guests in the future, it may become subject to additional regulations and compliance requirements and exposed to heightened fraud risk, which could lead to an increase in its operating expenses.

For certain payment methods, including credit and debit cards, the HBNB Group pays interchange and other fees, and such fees result in significant costs. Payment card network costs have increased and may continue to increase in the future. The interchange fees and assessments that payment card networks charge for each transaction that accesses their networks may also increase, and payment card networks may impose special fees or assessments on any such transaction. The HBNB Group’s payment card processors have the right to pass any increases in interchange fees and assessments on to the HBNB Group. Credit card transactions result in higher fees to the HBNB Group than transactions made through debit cards. Any material increase in interchange fees in the geographies where the HBNB Group operates, including as a result of changes in interchange fee limitations imposed by law in some geographies, or other network fees or assessments, or a shift from payment with debit cards to credit cards could increase the HBNB Group’s operating costs and materially and adversely affect the HBNB Group’s business, results of operations and financial condition.

HBNB is exposed to the risk of a VAT tax inspection related to input VAT claims, which may materially and adversely affect its financials and result in operational challenges.

HBNB is exposed to the risk of a tax inspection concerning input VAT. As of December 31, 2025, input VAT and other taxes of the HBNB Group amounted to $57,983.This amount primarily relates to the acquisition of land, construction and associated expenses net of any applications to output VAT. There is a possibility of a tax audit or inspection by relevant tax authorities, particularly when HBNB initiates the process of offsetting or requesting a refund for the input VAT. Any such inspection may result in delays, additional administrative costs, or challenges in substantiating the input VAT claim. Any failure to provide adequate supporting documents, such as invoices, contracts, receipts, or other relevant records, may lead to the rejection of the input VAT claim by the tax authorities. Furthermore, if certain documents are unavailable or deemed non-compliant, HBNB may be required to forgo the input VAT claim for those specific transactions.

Consequently, a tax inspection could lead to adverse findings, impose additional liabilities on HBNB, and have a material adverse effect on the HBNB Group’s financial condition, results of operations or cash flows.

Risks Related to the HBNB Ordinary Shares

A market for HBNB’s securities may not develop or be sustained.

The price of the HBNB Ordinary Shares may fluctuate significantly due to general market and economic conditions, HBNB’s general business condition and the release of HBNB’s financial reports. While there is currently an active trading market for the HBNB Ordinary Shares, it may not be sustained. Additionally, if HBNB’s securities become delisted from Nasdaq and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange), the liquidity and price of HBNB’s securities may be more limited than if HBNB was quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

HBNB has identified material weaknesses in its internal control over financial reporting. If HBNB is unable to remedy its material weaknesses, or if HBNB fails to establish and maintain effective internal controls, HBNB may be unable to produce timely and accurate financial statements, and HBNB may conclude that its internal control over financial reporting is not effective, which could adversely impact investors’ confidence and HBNB’s share price.

The Sarbanes-Oxley Act requires, among other things, that HBNB maintain effective disclosure controls and procedures and internal control over financial reporting. HBNB is continuing to develop and refine its disclosure controls, internal control over financial reporting and other procedures that are designed to ensure that information required to be disclosed by it in the reports that it will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to HBNB’s principal executive and financial officers.

HBNB’s current controls and any new controls that it develops may become inadequate because of changes in conditions in its business. Further, weaknesses in HBNB’s internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could adversely affect HBNB’s operating results or cause it to fail to meet its reporting obligations and may result in a restatement of HBNB’s financial statements for prior periods. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations. Since HBNB is an “emerging growth company,” as defined in the Securities Act, as modified by the JOBS Act, it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in HBNB’s reported financial and other information.

HBNB’s material weakness relates to (1) improper use of exchange rate in translating reporting currency to functional currency; (2) improper cutoff of vendor payables; (3) improper capitalization of development costs; (4) lack of evidence of review for certain key controls (financial statements review, review of leases and bank reconciliation review); and (5) lack of expertise in accounting for complex financial transactions such as the business combination and reverse recapitalization.

In order to maintain and improve the effectiveness of its disclosure controls and procedures and internal control over financial reporting, HBNB has expended and anticipates that it will continue to expend significant resources, including accounting-related costs, and provide significant management oversight. Any failure to maintain the adequacy of its internal controls, or consequent inability to produce accurate financial statements on a timely basis, could increase HBNB’s operating costs and could materially and adversely affect its ability to operate its business. In the event that HBNB’s internal controls are perceived as inadequate or that it is unable to produce timely or accurate financial statements, investors may lose confidence in HBNB’s operating results and the stock price of HBNB may decline. In addition, if HBNB is unable to continue to meet these requirements, it may not be able to maintain listing on Nasdaq.

HBNB’s independent registered public accounting firm is not required to formally attest to the effectiveness of its internal control over financial reporting until after HBNB is no longer an emerging growth company. At such time, HBNB’s independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which HBNB’s controls are documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on HBNB’s business and operating results.

HBNB’s financial statements as of December 31, 2025 included a liquidity footnote.

HBNB sustained losses in 2025 which resulted in accumulated losses of $35,589,078 as of December 31, 2025. The losses were mainly due to the high start-up costs for HBNB as HBNB continues to expand globally and the loss from the Business Combination. As of December 31, 2025, HBNB’s cash and cash equivalents amounted to $14,670,545. These factors raise significant doubt about HBNB’s ability to continue as a going concern for at least twelve months from the end of the reporting period. The significant doubt is alleviated, however, as the ultimate holding company has undertaken to provide the necessary financial support to enable HBNB to continue its operations as a going concern and to meet its liabilities as and when they fall due. The ultimate holding company also pledged not to enforce its right to collect from HBNB any advances made and working capital loans extended until such time that HBNB has the ability to repay them. The consolidated financial statements of HBNB have been prepared on a going concern basis.

The market price and trading volume of the HBNB Ordinary Shares may be volatile and could decline significantly in the future.

The stock markets, including Nasdaq on which the HBNB Ordinary Shares are listed, have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market is sustained for the HBNB Ordinary Shares, the market price of the HBNB Ordinary Shares may be volatile and could decline significantly. In addition, the trading volume in the HBNB Ordinary Shares may fluctuate and cause significant price variations to occur. If the market price of the HBNB Ordinary Shares declines significantly, you may be unable to resell HBNB Ordinary Shares at or above the market price of the HBNB Ordinary Shares as of the date that they were acquired. HBNB cannot assure you that the market price of the HBNB Ordinary Shares will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

●	the realization of any of the risk factors presented in this Annual Report;

●	actual or anticipated differences in HBNB’s estimates, or in the estimates of analysts, for HBNB’s revenues, earnings, results of operations, level of indebtedness, liquidity or financial condition;

●	additions and departures of key personnel;

●	failure to comply with the requirements of Nasdaq;

●	failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

●	future issuances, sales, resales or repurchases or anticipated issuances, sales, resales or repurchases, of HBNB’s securities including due to the expiration of contractual lock-up agreements;

●	changes in HBNB’s capital structure, such as future issuances of securities or the incurrence of debt;

●	changes in the industries in which HBNB operates;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by HBNB or HBNB’s competitors;

●	announcements of new expansions by HBNB or HBNB’s competitors;

●	changes in laws and regulations affecting HBNB’s business;

●	variations in HBNB’s operating performance and the performance of its competitors in general;

●	actual or anticipated fluctuations in HBNB’s operating results;

●	publication of research reports by securities analysts about HBNB or its competitors or its industry;

●	the public’s reaction to HBNB’s press releases, posts on social media, its other public announcements and its filings with the SEC;

●	actions by holders in respect of any of their HBNB Ordinary Shares;

●	the performance and market valuations of other similar companies;

●	failure of securities analysts to initiate or maintain coverage of HBNB, changes in financial estimates by any securities analysts who follow HBNB or HBNB’s failure to meet these estimates or the expectations of investors;

●	new laws, regulations, subsidies or credits or new interpretations of existing laws applicable to HBNB;

●	commencement of, or involvement in, litigation or regulatory investigations involving HBNB;

●	broad disruptions in the financial markets, including sudden disruptions in the credit markets;

●	speculation in the press or investment community;

●	adverse publicity about the HBNB Group, the HBNB Group’s products or industry;

●	actual, potential or perceived control, accounting or reporting problems;

●	changes in accounting principles, policies and guidelines;

●	the volume of HBNB Ordinary Shares available for public sale; and

●	general economic and political conditions and other events or factors, including those resulting from infectious diseases, health epidemics and pandemics (including any resurgence of the COVID-19 pandemic), recessions, volatility in the markets, interest rates, local and national elections, fuel prices, international currency fluctuations, corruption, political instability, acts of war or terrorism, natural disasters or responses to any of these conditions and events.

Any of these factors may result in large and sudden changes in the volume and price at which the HBNB Ordinary Shares trade. The sale of a significant number of the HBNB Ordinary Shares or other equity securities in the public market, or the perception that such sales may occur, could materially and adversely affect the market price of the HBNB Ordinary Shares. Moreover, the price of the HBNB Ordinary Shares can vary due to general economic conditions and forecasts, the HBNB Group’s general business condition and the release of the HBNB Group’s financial reports. These factors could also materially impair the HBNB Group’s ability to raise capital through equity offerings in the future.

Furthermore, on Closing of the Business Combination, HBNB issued an aggregate of 34,500,000 HBNB Ordinary Shares (the “Key Executive Shares”) to certain key executives and other employees of HBNB and/or its affiliates (the “Key Executives”). In addition, on October 24, 2025, HBNB adopted the 2025 Equity Incentive Plan (the “2025 EIP”), under which HBNB may grant employees of HBNB and its subsidiaries, directors of HBNB and consultants engaged by HBNB or any of its subsidiaries (collectively, “Service Providers”) equity awards. Sales of HBNB Ordinary Shares by the Key Executives after the vesting of Key Executive Shares or end of applicable lock-up periods or by Service Providers granted equity awards under the 2025 EIP, as the case may be, could also cause the price of the HBNB Ordinary Shares to fall. An aggregate of 23,403,239 HBNB Ordinary Shares have been reserved for issuance under the 2025 EIP. For further details, see the section titled “Item 6. Directors, Senior Management and Employees—B. Compensation—2025 Equity Incentive Plan.”

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the market price of their shares. This type of litigation could result in substantial costs and divert HBNB’s management’s attention and resources, which could have a material adverse effect on HBNB. Any such litigation, whether or not successful, could harm HBNB’s reputation and restrict HBNB’s ability to raise capital in the future. In addition, if a claim is successfully made against HBNB, HBNB may be required to pay significant damages, which could have a material adverse effect on the HBNB Group’s business, financial condition, results of operations, cash flows and prospects.

Market volatility could impact the stock price and trading volume of the HBNB Ordinary Shares.

The trading market for the HBNB Ordinary Shares could be impacted by market volatility. While HBNB does not believe that it is more likely to be affected by market volatility than other public companies, recent stock run-ups, divergences in valuation ratios relative to those seen during traditional markets, high short interest or short squeezes, and strong and atypical retail investor interest in the markets may impact the demand for the HBNB Ordinary Shares.

A possible “short squeeze” due to a sudden increase in demand of HBNB Ordinary Shares that largely exceeds supply may lead to price volatility in the HBNB Ordinary Shares. Investors may purchase HBNB Ordinary Shares to hedge existing exposure or to speculate on the price of the HBNB Ordinary Shares. Speculation on the price of HBNB Ordinary Shares may involve both long and short exposures. To the extent aggregate short exposure exceeds the number of HBNB Ordinary Shares available for purchase, investors with short exposure may have to pay a premium to repurchase HBNB Ordinary Shares for delivery to lenders. Those repurchases may in turn, dramatically increase the price of the HBNB Ordinary Shares. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in the HBNB Ordinary Shares that are not directly correlated to the operating performance of HBNB.

HBNB may issue additional HBNB Ordinary Shares or other equity or convertible debt securities without approval of the public holders of HBNB Ordinary Shares, which would dilute existing ownership interests and may depress the market price of HBNB Ordinary Shares.

HBNB will continue to require significant capital investment to support its business, and HBNB may issue additional HBNB Ordinary Shares or other equity or convertible debt securities of equal or senior rank in the future without approval of the holders of the HBNB Ordinary Shares in certain circumstances.

Furthermore, HBNB has adopted the 2025 EIP, under which HBNB may grant of a broad range of equity awards, including stock options, share appreciation rights, restricted share awards, restricted share units and other share-based awards, to eligible Service Providers in order to attract, retain and incentivize such individuals. The holders of the HBNB Ordinary Shares will experience additional dilution when any such equity awards and purchase rights become vested and settled or exercised, as applicable, for the HBNB Ordinary Shares. For further details, see the section titled “Item 6. Directors, Senior Management and Employees—B. Compensation—2025 Equity Incentive Plan.” Sales of HBNB Ordinary Shares by holders after the vesting of awards or holders of options who have exercised their options under any incentive plan that HBNB may in the future implement could also cause the price of the HBNB Ordinary Shares to fall.

HBNB’s issuance of additional HBNB Ordinary Shares or convertible debt securities of equal or senior rank would have the following effects: (i) the proportional ownership of HBNB’s existing shareholders in HBNB may decrease; (ii) the amount of cash available per HBNB Ordinary Share, including for payment of dividends in the future, may decrease; (iii) the relative voting power of each previously outstanding HBNB Ordinary Share may be diminished; and (iv) the market price of HBNB Ordinary Shares may decline.

If securities or industry analysts do not publish or cease publishing research or reports about HBNB, its business or its market, or if they change their recommendations regarding the HBNB Ordinary Shares adversely, then the price and trading volume of the HBNB Ordinary Shares could decline.

The trading market for the HBNB Ordinary Shares is influenced by the research and reports that industry or financial analysts publish about its business. HBNB does not control these analysts, or the content and opinions included in their reports. As a new public company, HBNB may be slow to attract research coverage and the analysts who publish information about the HBNB Ordinary Shares will have relatively little experience with HBNB, which could affect their ability to accurately forecast HBNB’s results and make it more likely that HBNB fails to meet their estimates. HBNB may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage of HBNB, or if these securities or industry analysts are not widely respected within the general investment community, the demand for HBNB Ordinary Shares could decrease, which might cause its price and trading volume to decline significantly. In the event HBNB obtains industry or financial analyst coverage, if any of the analysts who cover HBNB issues an inaccurate or unfavorable opinion regarding it, HBNB’s share price would likely decline. In addition, the share prices of many companies in the property industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If HBNB’s financial results fail to meet, or significantly exceed, its announced guidance or the expectations of analysts or public investors, analysts could downgrade the HBNB Ordinary Shares or publish unfavorable research about it. If one or more of these analysts cease coverage of HBNB or fail to publish reports on it regularly, HBNB’s visibility in the financial markets could decrease, which in turn could cause its share price or trading volume to decline.

HBNB’s failure to meet the continued listing requirements of Nasdaq could result in a delisting of its securities.

As of the date of this Annual Report, the HBNB Ordinary Shares are listed and traded on the Capital Market tier of Nasdaq. HBNB is required to meet certain continued listing requirements for the HBNB Ordinary Shares to remain listed. If HBNB fails to satisfy the continued listing requirements of Nasdaq, including the corporate governance requirements, the minimum number of public holders requirement, the minimum market value of publicly held shares requirement and the minimum closing bid price requirement, Nasdaq may take steps to delist its securities. Such a delisting would likely have a negative effect on the price of the securities and would impair your ability to sell or purchase the securities when you wish to do so.

In October 2025, HBNB established its 2025 EIP without prior shareholder approval required under Nasdaq Listing Rule 5635(c) because such shareholder approval is not required under the Company’s home country law, which is Cayman Islands law. In March 2026, HBNB provided notification to Nasdaq under Nasdaq Listing Rule 5625 together with a written statement from HBNB’s independent Cayman Islands counsel certifying that under Cayman Islands law, shareholder approval was not required for the establishment or adoption of the 2025 EIP and HBNB’s reliance on Cayman Islands home country practice in lieu of Nasdaq Listing Rule 5635(c) is not prohibited under Cayman Islands law promptly after HBNB became aware that it had not provided such certification to Nasdaq as required under Nasdaq Listing Rule 5615(a)(3). As of the date of this Annual Report, HBNB has not received any further correspondence from Nasdaq.

If the HBNB Ordinary Shares are delisted from trading on Nasdaq, HBNB and HBNB’s shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for the HBNB Ordinary Shares;

●	reduced liquidity for HBNB Ordinary Shares;

●

a determination that the HBNB Ordinary Shares are a “penny stock,” which will require brokers trading in such securities to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for HBNB Ordinary Shares;

●	a limited amount of news and analyst coverage for HBNB;

●	a decreased ability to issue additional securities or obtain additional financing in the future; and

●	HBNB Ordinary Shares would not be “covered securities” under the National Securities Markets Improvement Act of 1996, which is a federal statute that prevents or pre-empts the states from regulating the sale of certain securities, including securities listed on Nasdaq, in which case HBNB Ordinary Shares would be subject to regulation in each state where HBNB offers and sells HBNB Ordinary Shares.

In the event of a delisting, HBNB can provide no assurance that any action taken by it to restore compliance with listing requirements would allow its securities to become listed again, stabilize the market price or improve the liquidity of its securities, prevent its securities from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s continued listing requirements. Additionally, if HBNB’s securities are delisted from Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of HBNB’s securities may be more limited than if it were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

The requirements of being a public company may strain HBNB’s resources, divert HBNB management’s attention and affect HBNB’s ability to attract and retain qualified board members.

HBNB is subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, Nasdaq listing requirements and other applicable securities rules and regulations. As such, HBNB is required to incur significant legal, accounting and other expenses. These expenses may increase even more if HBNB no longer qualifies as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that HBNB file annual and current reports with respect to its business and operating results. The Sarbanes-Oxley Act requires, among other things, that HBNB maintains effective disclosure controls and procedures and internal control over financial reporting. HBNB may need to hire more employees post-Business Combination or engage outside consultants to comply with these requirements, which will increase its post-Business Combination costs and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. HBNB expects these laws and regulations to increase its legal and financial compliance costs after the Business Combination and to render some activities more time-consuming and costly, although HBNB is currently unable to estimate these costs with any degree of certainty.

Many members of HBNB’s management team have limited experience managing a publicly traded company in the U.S., interacting with public company investors and complying with the increasingly complex laws pertaining to public companies in the U.S. HBNB’s management team may not successfully or efficiently manage the transition to being a public company in the U.S. subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company in the U.S. may divert management’s attention from implementing HBNB’s growth strategy, which could prevent HBNB from improving its business, financial condition and results of operations. Furthermore, HBNB expects these rules and regulations to make it more difficult and more expensive for HBNB to obtain director and officer liability insurance, and consequently HBNB may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on HBNB’s business, financial condition, results of operations and prospects. These factors could also make it more difficult for HBNB to attract and retain qualified members of its board of directors, particularly to serve on HBNB’s audit committee, and to attract and retain qualified executive officers.

As a result of disclosure of information in this Annual Report and in filings required of a public company in the U.S., HBNB’s business and financial condition will become more visible, which HBNB believes may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, HBNB’s business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in HBNB’s favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on its business, financial condition, results of operations, prospects and reputation.

Changes in tax laws or exposure to additional income tax liabilities could affect HBNB’s future profitability and reduce net returns to HBNB’s shareholders.

HBNB’s tax treatment is subject to changes in tax laws, regulations, and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration, and the practices of tax authorities in jurisdictions in which HBNB operates. The income and other tax rules in the jurisdictions in which HBNB operates are constantly under review by taxing authorities and other governmental bodies. Changes to tax laws (which changes may have retroactive application) could adversely affect HBNB or its shareholders. HBNB is unable to predict what tax proposals may be proposed or enacted in the future or what effect such changes would have on HBNB’s business, but such changes, to tax legislation, regulations, policies or practices, could affect HBNB’s financial position and overall or effective tax rates in the future in countries where HBNB has operations and where HBNB is organized or resident for tax purposes, and increase the complexity, burden and cost of tax compliance. Investors are urged to consult with their legal and tax advisers regarding the implication of potential changes in tax laws on an investment in HBNB Ordinary Shares.

If HBNB is characterized as a passive foreign investment company for U.S. federal income tax purposes, its U.S. shareholders may suffer adverse tax consequences.

If HBNB or any of its subsidiaries is a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for any taxable year, or portion thereof, that is included in the holding period of a U.S. Holder of the HBNB securities, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. There is no assurance that HBNB or its subsidiaries will not be currently PFICs for U.S. federal income tax purposes for the taxable year of the Business Combination or for foreseeable future taxable years. If HBNB determines it is a PFIC for any taxable year, upon written request, HBNB will use commercially reasonable efforts to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a “qualified electing fund” election.

HBNB is an “emerging growth company,” as defined under the federal securities laws, and HBNB cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the HBNB Ordinary Shares less attractive to investors.

HBNB is an “emerging growth company,” as defined in the Securities Act, and HBNB avails of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, among other things, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding shareholder advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, holders of HBNB Ordinary Shares may not have access to certain information that they may deem important.

HBNB will remain an emerging growth company until the earlier of (i) December 31, 2030 or (ii) the last day of the fiscal year (a) in which HBNB has total annual gross revenues of at least $1.235 billion or (b) in which HBNB is deemed to be a large accelerated filer, which means the market value of HBNB’s shares that is held by non-affiliates exceeds $700 million as of the last business day of HBNB’s prior second fiscal quarter, and (ii) the date on which HBNB issued more than $1.0 billion in non-convertible debt during the prior three-year period.

HBNB cannot predict if investors will find HBNB Ordinary Shares less attractive because it relies on these exemptions. If some investors find HBNB Ordinary Shares less attractive as a result, there may be a less active trading market for HBNB Ordinary Shares and the price of HBNB Ordinary Shares may be more volatile. Further, there is no guarantee that the exemptions available to HBNB under the JOBS Act will result in significant savings. To the extent that HBNB chooses not to use exemptions from various reporting requirements under the JOBS Act, it will incur additional compliance costs, which may impact HBNB’s financial condition.

HBNB is a “foreign private issuer” and a “controlled company” within the meaning of the Nasdaq corporate governance rules and as a result qualifies for, and intends to rely on, exemptions from certain corporate governance requirements that provide protection to shareholders of other companies. In addition, the interests of certain significant shareholders of HBNB may not be the same as those of other shareholders.

Under the Nasdaq corporate governance rules, a foreign private issuer may elect to follow the practice of its home country in lieu of certain Nasdaq corporate governance requirements. In addition, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a “controlled company” and is exempt from complying with certain Nasdaq corporate governance requirements.

Out of the aggregate 234,032,386 HBNB Ordinary Shares issued and outstanding as of December 31, 2025, (i) DDPC, Hotel101 Worldwide and DoubleDragon hold an aggregate of 195,510,000 HBNB Ordinary Shares; and (ii) the Key Executives (of HBNB and DoubleDragon), including Mr. Sia and Dr. Tan Caktiong, hold an aggregate of 34,380,000 HBNB Ordinary Shares. DoubleDragon is controlled by Mr. Sia and Dr. Tan Caktiong while DDPC and Hotel101 Worldwide are subsidiaries of, and are controlled by, DoubleDragon. Therefore, Mr. Sia beneficially owns 215,059,984 HBNB Ordinary Shares, constituting 91.8% of the aggregate outstanding HBNB Ordinary Shares, and 91.8% of the voting power of the HBNB Ordinary Shares voting together as a single class. Likewise, Dr. Tan Caktiong beneficially owns 198,960,004 HBNB Ordinary Shares, constituting 85.0% of the aggregate outstanding HBNB Ordinary Shares, and 85.0% of the voting power of the HBNB Ordinary Shares voting together as a single class. As such, HBNB qualifies as a “controlled company” within the meaning of the Nasdaq corporate governance rules and is exempt from complying with certain Nasdaq corporate governance requirements, including an exemption from the requirements (i) that a majority of the board of directors must be independent directors; (ii) for an annual performance evaluation of the nominating, corporate governance and compensation committees; and (iii) to establish a nominating and corporate governance committee and a compensation committee, each composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. HBNB intends to rely on such “controlled company” exemptions and may continue to rely on all or some of these “controlled company” exemptions for as long as HBNB remains a “controlled company.”

In addition, as a foreign private issuer, HBNB may elect to follow the practice of the Cayman Islands in lieu of certain Nasdaq corporate governance requirements, including, without limitation, (i) to adopt a formal written audit committee charter that specifies the matters set out in Listing Rule 5605(c)(1) of the Nasdaq Listing Rules, (ii) for independent directors to have regularly scheduled meetings at which only independent directors are present, (iii) for the company’s by-laws to provide for a quorum of at least 33 1/3 percent of the outstanding shares of the company’s common voting stock, (iv) to adopt a code of conduct applicable to all directors, officers and employees, which shall be publicly available, (v) to hold annual shareholder meetings, (vi) to solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq, (vii) to obtain shareholder approval prior to certain issuances of securities, including in connection with the acquisition of the stock or assets of another company, equity compensation arrangements and certain non-public issuances and (viii) to distribute annual and interim financial reports to shareholders, and (ix) to comply with Nasdaq voting rights protections applicable to domestic issuers. For further details, see “Item 16G. Corporate Governance.” HBNB intends to elect to follow the practice of the Cayman Islands for all of these requirements for as long as HBNB remains a “foreign private issuer.” Accordingly, shareholders of HBNB will not have the same protections afforded to shareholders of companies that are subject to all to the Nasdaq corporate governance requirements.

In addition, if the interests of DoubleDragon, Mr. Sia and Dr. Tan Caktiong conflict with the interests of other shareholders of HBNB, there can be no assurance that DoubleDragon, Mr. Sia and Dr. Tan Caktiong will not cause HBNB to take action in a manner which might differ from the interests of other shareholders.

HBNB is a foreign private issuer and, as a result, it is not subject to U.S. proxy rules but will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.

HBNB reports under the Exchange Act as a non-U.S. company with foreign private issuer status. Because HBNB qualifies as a foreign private issuer under the Exchange Act and is exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including: (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act imposing liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers will be required to file their annual report on Form 20-F by 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though HBNB intends to make interim reports available to HBNB’s shareholders, copies of which HBNB is required to furnish to the SEC on a Form 6-K, and even though HBNB is required to furnish to the SEC reports on Form 6-K whatever information HBNB has made or is required to make public pursuant to Cayman Islands law or distribute to HBNB’s shareholders and that is material to HBNB, the information HBNB is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by United States domestic issuers and, as a result, you may not have the same protections afforded to shareholders of companies that are United States domestic issuers.

HBNB may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, HBNB is a foreign private issuer, and therefore HBNB is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to HBNB on June 30, 2026. In the future, HBNB would lose its foreign private issuer status if (1) more than 50% of its outstanding voting securities are owned by U.S. residents and (2) a majority of its directors or executive officers are U.S. citizens or residents, or if HBNB fails to meet additional requirements necessary to avoid loss of foreign private issuer status. If HBNB loses its foreign private issuer status, HBNB will be required to file with the SEC, as frequently or as promptly as U.S. domestic issuers, periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. HBNB will also have to mandatorily comply with U.S. federal proxy requirements, and its officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, HBNB will lose its ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, HBNB would incur significant additional legal, accounting and other expenses that HBNB will not incur as a foreign private issuer, which could have a material adverse effect on HBNB’s results of operations.

As an exempted company incorporated in the Cayman Islands, HBNB is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to holders of HBNB Ordinary Shares than they would enjoy if HBNB complied fully with Nasdaq corporate governance listing standards.

HBNB is an exempted company incorporated in the Cayman Islands and is listed on Nasdaq. Nasdaq market rules permit a foreign private issuer like HBNB to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is HBNB’s home country, may differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies.

Among other things, HBNB is not required to have: (i) a majority of the board of directors consist of independent directors; (ii) a compensation committee consisting of independent directors; (iii) a nominating committee consisting of independent directors; or (iv) regularly scheduled executive sessions with only independent directors each year.

To the extent HBNB chooses to follow home country practice with respect to corporate governance matters, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq applicable to U.S. domestic public companies. See the section entitled “Item 16G. Corporate Governance.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because HBNB is incorporated under the law of the Cayman Islands, HBNB conducts a substantial portion of its operations outside of the United States and a majority of its directors and executive officers reside outside of the United States.

HBNB is an exempted company limited by shares incorporated under the laws of the Cayman Islands and conducts a substantial portion of its operations through Hotel101 Global outside the United States. A substantial portion of HBNB’s assets is located outside of the United States. A majority of HBNB’s officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against HBNB or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the jurisdictions that comprise the Southeast Asian region may render you unable to enforce a judgment against HBNB’s assets or the assets of HBNB’s directors and officers.

In addition, HBNB’s corporate affairs are governed by the Second Amended HBNB Articles, the Cayman Companies Act and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of HBNB’s ordinary shareholders and the fiduciary duties of HBNB’s directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

Shareholders of Cayman Islands exempted companies like HBNB have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. HBNB’s directors have discretion under the Second Amended HBNB Articles to determine whether or not, and under what conditions, HBNB’s corporate records may be inspected by its shareholders, but HBNB is not obliged to make them available to the shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder to motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is HBNB’s home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent HBNB chooses to follow home country practice with respect to corporate governance matters, its shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See the section entitled “Item 16G. Corporate Governance.”

As a result of all of the above, HBNB’s shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Item 4. Information on the Company

A. History and Development of the Company

General

The Company’s legal and commercial name is “Hotel101 Global Holdings Corp.” and is commonly known as “HBNB” or “Hotel101.” HBNB is an exempted company with limited liability incorporated under the laws of the Cayman Islands on March 13, 2024. HBNB was incorporated for the purpose of effectuating the Business Combination.

Recent Developments

Share Capital Redesignation, Creation of Preferred Shares and Adoption of Amended Articles

On April 22, 2026, HBNB held an extraordinary general meeting of shareholders (the “2026 EGM”), through which its shareholders passed resolutions approving the following, among others (the “Corporate Actions”):

(1) as an ordinary resolution, the redesignation of HBNB’s authorized share capital, such that the authorized share capital of HBNB be changed from $50,000 divided into 500,000,000 Class A ordinary shares of par value $0.0001 each (the “Class A Ordinary Shares”) to $50,000 divided into 500,000,000 ordinary shares of par value $0.0001 each, and (i) all the currently issued and outstanding Class A Ordinary Shares held by the shareholders of the Company will be redesignated as issued and outstanding HBNB Ordinary Shares with the same rights of Class A Ordinary Shares and (ii) all the remaining authorized but unissued Class A Ordinary Shares of the Company will be redesignated as authorized but unissued HBNB Ordinary Shares with the same rights of Class A Ordinary Shares (the “Share Redesignation”);

(2) as an ordinary resolution, the increase of HBNB’s authorized share capital from $50,000 divided into 500,000,000 HBNB Ordinary Shares of par value $0.0001 each to $100,050,000 divided into: (i) 500,000,000 HBNB Ordinary Shares of par value $0.0001 each and (ii) 100,000,000 preferred shares of par value $1.00 each (the “Preferred Shares”), with the Preferred Shares constituting a separate class of shares, the rights, preferences, privileges and restrictions of which shall be determined by the board of directors of HBNB in accordance with the Second Amended HBNB Articles;

(3) as an ordinary resolution, the delegation of authority to the board of directors of HBNB, in its sole and absolute discretion, to issue one or more classes or series of Preferred Shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of Preferred Shares then outstanding); and

(4) as a special resolution, adoption of the Second Amended HBNB Articles to reflect, among other matters: (i) the change in the authorized share capital; (ii) the authority of the board of directors of HBNB, without further approval of the shareholders, to issue one or more classes or series of Preferred Shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of Preferred Shares then outstanding); (iii) the general rights, preferences, privileges and restrictions attaching to the Preferred Shares; (iv) the removal of the annual general meeting requirement and, accordingly, the duty of HBNB to report its financials to the shareholders at the annual general meeting; (v) the removal of shareholders’ power to determine the maximum number of directors and inclusion of the right (if any) of holders of Preferred Shares to elect additional directors under specified circumstances; (vi) subject to the Nasdaq Listing Rules, the removal of the compulsory requirement to appoint an auditor for HBNB and (vii) the ability of HBNB to give notice to the shareholders by publishing it on HBNB’s website.

The Share Redesignation, the Second Amended HBNB Articles and the increase in authorised share capital by the creation of Preferred Shares took effect from close of the 2026 EGM.

Hotel101-Madrid

On March 10, 2026, HBNB officially opened Hotel101-Madrid, its first hotel project in Europe. The 680-room property, located in the Valdebebas district of Madrid near Adolfo Suárez Madrid-Barajas International Airport, the Ciudad Real Madrid training complex and the new Formula 1 Madrid Grand Prix circuit, commenced operations and began accepting bookings through the Hotel101 App and third-party booking platforms. Hotel101-Madrid is one of the five largest hotels in Spain by room count and features Hotel101’s standardized “HappyRoom” units and amenities, including swimming pools, function rooms, a business center, a gym and on-site dining. The opening marks a significant milestone in HBNB’s international expansion strategy and the hotel is expected to contribute recurring operating revenues going forward. For further details, see the section titled “Item 4. Information on the Company—B. Business Overview—The HBNB Group—Hotels—Hotel101—Hotels Under Construction.”

Hotel101-Melbourne

On January 20, 2026, HBNB announced the signing of definitive binding agreements for the development of Hotel101-Melbourne, expected to have approximately 766 rooms, at 540 Flinders Lane, Melbourne, Victoria, Australia, located in the heart of Melbourne’s Central Business District along the iconic Flinders Lane, a prime area renowned for its laneways, street art, boutique shopping, world-class dining and proximity to major attractions such as Federation Square, Flinders Street Station, the Yarra River and Southbank entertainment precinct. Hotel101-Melbourne is expected to generate approximately A$323.6 million in sales revenue once fully sold and is expected to be completed by 2029, forming part of HBNB’s global expansion strategy. The development of Hotel101-Melbourne is subject to customary federal, state and local regulatory approvals. For further details, see the section titled “Item 4. Information on the Company—B. Business Overview—The HBNB Group—Hotels—Hotel101—Sites with Definitive Agreements.”

History

The key milestones of the HBNB Group are set out below:

●	On July 28, 2022, Hotel101 Global was incorporated and registered in Singapore primarily to operate as a real estate developer, including the acquisition, investment and development of real estate properties and ventures and engaging in real estate activities on a fee or commission basis. Hotel101 Global holds all international investments of Hotel101 outside the Philippines.

●	On June 30, 2022, Hotel101 Global acquired the site for its first international Hotel101 development, named Hotel101-Niseko, in Hokkaido Prefecture, Japan.

●	On April 27, 2023, Hotel101 Global acquired the site for its second international Hotel101 development, named Hotel101-Madrid, in Madrid, Spain. On January 23, 2024, Formula 1 announced that the Spanish Grand Prix will be held in Madrid from 2026 to 2035, following an agreement with IFEMA MADRID to build a 5.47-kilometer circuit around IFEMA Exhibition Centre, and also revealed a map of the circuit, a portion of which will be in close proximity to Hotel101-Madrid.

●	In the second half of 2023, Hotel101 Global secured the site for its third international Hotel101 development, named Hotel101-Los Angeles, in Los Angeles, California, U.S. See “— Hotels — Hotel101 — Hotels Under Planning and Development — Hotel101 — Hotel101-Los Angeles” for further details.

●	On March 13, 2024, HBNB was incorporated as a Cayman Islands company, formed for the purpose of making acquisitions and investments, with the objective of acting as the publicly traded holding company for its investee entities.

●	On March 13, 2024, Hotel101-Madrid progressed with two milestone activities on the same day as it conducted its groundbreaking ceremony and signed a construction contract with Ferrovial Construction, one of the largest construction companies in Spain.

●	On March 14, 2024, Hotel101-Madrid opened a marketing office in Calle de Lagasca, Barrio Salamanca, Madrid, Spain to launch pre-sales of units in Hotel101-Madrid to the European market.

●	On April 8, 2024, HBNB and Hotel101 Global signed a definitive merger agreement with JVSPAC, among others, which was subsequently amended pursuant to the first amendment to the agreement and plan of merger agreement dated as of September 3, 2024.

●	On April 19, 2024, Hotel101 Global, in partnership with its engineering firms, Kamita Sekkei and Technocrew, and its contractor, Iwata Chizaki Inc., signed a commitment to create an environmentally forward Hotel101-Niseko that not only meets eco-efficient operational standards but also sets a benchmark for sustainability in the region. The structure of Hotel101-Niseko is designed to promote sustainability through green-inspired architecture and the use of technology that supports efficient and eco-friendly operations.

●	On August 9, 2024, Hotel101-Niseko became the first hotel project in Niseko, Hokkaido Prefecture, Japan to secure a Comprehensive Assessment System for Built Environment Efficiency (“CASBEE”) certification, which is a Japanese framework for evaluating the environmental performance of buildings and built environments. CASBEE-certified projects are projects that have met specific standards on sustainability and efficiency. Through Hotel101-Niseko, Hotel101 Global aims to provide an eco-friendly hospitality experience that aligns with the environmental values of guests and meets the rigorous sustainability standards set by the local community.

●	On September 18, 2024, Hotel101 Global, through Hotel101 Sales Pte. Ltd., Dubai Branch, entered into a lease agreement for the marketing showroom located at shop G04 in Bay Square-09 in Bay Square, Business Bay, Dubai. See “— Marketing and Sales — Pre-Sales” and “— Properties — Other Properties” for further details.

●	On October 16, 2024, Hotel101 Marketing HK Limited entered into a lease agreement for the marketing showroom located at shop B on the ground floor of Lucky Building, No. 39 Wellington Street, Central, Hong Kong. See “— Marketing and Sales — Pre-Sales” and “— Properties — Other Properties” for further details.

●	On November 12, 2024, Hotel101 Los Angeles LLC entered into the Third Amendment to the Standard Offer, Agreement and Escrow Instructions for Purchase of Real Estate in relation to the land on which Hotel101 Global expects to develop its third international Hotel101-branded development, named Hotel101-Los Angeles. On December 4, 2024, Hotel101 Los Angeles LLC paid for and fully acquired such land. See “— Hotels — Hotel101 — Hotels Under Planning and Development — Hotel101 — Hotel101-Los Angeles” for further details.

●	On December 1, 2024, Hotel101 Global, through Hotel101 Marketing Pte. Ltd. (formerly known as Hotel101 Sales Pte. Ltd.), entered into a lease agreement for the marketing showroom located on the first floor of No. 520-3, Section 4, Ren’ai Road, Xinyi District, Taipei City, Taiwan. See “— Marketing and Sales — Pre-Sales” and “— Properties — Other Properties” for further details.

●	In December 2024, Hotel101-Madrid received Leadership in Energy and Environmental Design (“LEED”) pre-certification.

●	On December 30, 2024, DDPC transferred the ownership of the 205.97 sq.m. corporate office space located at #04-03 and #04-04 Plus Building, 20 Cecil Street, Singapore 049705 to Hotel101 Global pursuant to the terms of the Merger Agreement (the “Property Transfer”).

●	On January 21, 2025, DoubleDragon transferred 216,000 common shares of HOA, representing 40% of the share capital of HOA, to Hotel101 Global pursuant to the terms of the Merger Agreement (the “Share Transfer,” and together with the Property Transfer, the “Restructuring”).

●	On March 10, 2025, Hotel101 Sales Pte. Ltd. changed its name to Hotel101 Marketing Pte. Ltd. to better reflect its primary function of marketing Hotel101-branded properties globally. The change was effected pursuant to a lodgment with the ACRA, and the updated Certificate of Incorporation was issued on the same date. There were no changes to the entity’s corporate structure, registration number, or operations as a result of this name change.

●	On April 11, 2025, Hotel101-Madrid conducted its topping off ceremony.

●	On May 28, 2025, Hotel101 Global signed an agreement with a member of Saudi Arabia’s Horizon Group to, subject to additional contract, establish a joint venture for the development of up to 10 Hotel101 projects in the Kingdom of Saudi Arabia.

●	On June 6, 2025, Hotel101 Global entered into a 10-year partnership agreement with an affiliate of MATCH Hospitality AG, the official hospitality provider for the Formula 1 Spanish Grand Prix, to become an “Official Hotel” partner for the Formula 1 Spanish Grand Prix. The agreement would allow Hotel101-Madrid, once completed, to provide accommodation for attendees of the 2026 Formula 1 Spanish Grand Prix and beyond.

●	On June 30, 2025, HBNB consummated the Business Combination. For further details, see “HBNB’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments — Business Combination.”

●	On July 1, 2025, the HBNB Ordinary Shares commenced trading on the Capital Market tier of Nasdaq, under the ticker symbol “HBNB.”

●	On November 28, 2025, HBNB announced a joint venture with definitive binding agreements signed for the development of Hotel101-Milan, expected to have approximately 429 rooms, in San Donato Milanese, Milan, Italy.

●	On December 5, 2025, Hotel101-Niseko conducted its topping off ceremony.

Principal Capital Expenditures and Divestitures

A description of HBNB Group’s capital expenditures for the years ended December 31, 2023, 2024 and 2025, including current capital expenditures, distribution of such capital expenditures geographically and the methods of financing, is included in “Item 5. Operating and Financial Review and Prospects—HBNB’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Expenditures.”

There were no principal divestitures (including interests in other companies) by the HBNB Group for the years ended December 31, 2023, 2024 and 2025.

Public Takeover Offers

HBNB is not aware of any indication of public takeover offers by third parties in respect of the HBNB Ordinary Shares during the years ended December 31, 2024 and 2025.

HBNB has not made any public takeover offers in respect of another company’s shares during the years ended December 31, 2024 and 2025.

Corporate Information

HBNB’s registered office is located at Suite 210, 2nd Floor, Windward III, Regatta Office Park, PO Box 500, Grand Cayman KY1-1106, Cayman Islands. HBNB’s principal executive office is located at 20 Cecil Street #04-03, Plus Building Singapore 049705 and its telephone number is +65 6513 8565.

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

HBNB’s website address is https://hotel101global.com/. The information contained on, or accessible through, the website does not form part of, and is not incorporated by reference into, this Annual Report.

B. Business Overview

References in this Item 4.B. to “HBNB” refer to HBNB and its subsidiaries.

HBNB is an asset-light, prop-tech hospitality platform business designed for rapid global growth. Hotel101 generates revenue twice, first in the form of upfront revenue from the sale of its standardized hotel units to global real estate unit buyers and second in the form of recurring revenues from long-term contracts for the day-to-day management and operation of these hotel units enrolled on the Hotel101 platform. HBNB believes the Hotel101 asset-light business model is unique and will allow it to efficiently redeploy capital from real estate unit sales in existing developments to new hotel expansion projects, and is designed to deliver a significant multi-year global growth plan targeting openings in 25 priority countries in the medium term. Hotel101 aims to establish a global footprint in 100 countries over the long term.

Hotel101 aims to disrupt the global hospitality sector by pairing its asset-light prop-tech business model with its signature globally standardized “one room” concept, a combination HBNB considers both pioneering and unique. Because it pre-sells the real estate units and therefore, generally does not own the underlying asset, Hotel101 earns revenue from inventory owned by third parties — similar to certain other prop-tech hospitality platforms. With its globally standardized “one room” concept, Hotel101’s current inventory is solely comprised of uniform hotel units that are efficient to build, maintain and service.

This purpose-built portfolio of standardized rooms is designed to deliver a consistent, high-value, branded hospitality experience globally and to allow Hotel101 to efficiently manage and scale its business. Its hotel units are crafted to provide simplicity and value for hotel guests — who can access identical, standardized rooms no matter where they are in the world — and is designed to contribute to rapid growth across a broad base of global real estate unit buyers.

Hotel101 intends to bring the benefits of standardization, hyper-efficiency and global brand identity enjoyed by the value-oriented businesses across industries — like budget air travel and quick-service restaurants — to create a new, scalable, profitable, high-growth model for the global hospitality industry.

Due to the size of each purpose-built hotel and the economies of scale that can be achieved through standardization, Hotel101 is able to offer facilities such as a pool, a gym and all-day dining.

As of December 31, 2025, HBNB had commenced development of its first three projects in Japan (Niseko), Spain (Madrid) and the U.S. (Los Angeles), representing the global expansion of the Hotel101 business model outside of the Philippines by DoubleDragon, its majority shareholder. On March 10, 2026, HBNB officially opened Hotel101-Madrid, its first hotel project in Europe, marking a significant milestone in HBNB’s expansion strategy.

HBNB has also entered into definitive binding joint-venture agreements for certain of its projects, including Hotel101-Milan and Hotel101-Melbourne announced in November 2025 and January 2026, respectively. Completion of these agreements and development of the projects are subject to the satisfaction of conditions precedent and the receipt of customary regulatory approvals from relevant authorities.

On January 21, 2025, DoubleDragon transferred 216,000 common shares of HOA, representing 40% of the share capital of HOA, to Hotel101 Global as part of the Restructuring.

COMPETITIVE STRENGTHS

HBNB believes its competitive strengths include the following:

Pioneering business model with stable and recurring revenue streams.

HBNB believes that its asset-light, prop-tech “condotel” business model is unique, offering global real estate unit buyers direct ownership of a Hotel101 room, similar to a condominium. The hotel units are pre-sold starting from each hotel’s construction phase, allowing HBNB to quickly redeploy its capital to new projects. Upon purchase, each owner is given the opportunity to enroll their hotel units on the Hotel101 platform (the owners of such enrolled hotel units, “Unit Owners”) in long-term management contracts. Enrollment means that, in exchange for a share of gross room revenues going to Hotel101, the hotel units are professionally managed by Hotel101 and Unit Owners are freed from the hassle of actively managing their individual hotel units. The remaining share of hotel room revenues, on a per hotel and monthly basis, is distributed to all Unit Owners in proportion to their number of enrolled units at that hotel. In addition, Unit Owners receive ten nights of free stays in Hotel101 hotels (“Free Nights”) per year per unit enrolled, of which five Free Nights may be used at any Hotel101 hotel globally and the remaining five Free Nights must be used at the hotel of the enrolled unit.

HBNB believes that the hotel industry presently has two extremes. On the one end, there are traditional branded hotels, which are professionally managed and provide reasonable predictability in terms of service offerings and consistency but require significant capital to establish. On the other end, there are unbranded accommodations, which require less investment but may face challenges in maintaining consistent service levels and operational efficiency without professional management. These unbranded accommodations, lacking the standardization of branded hotel chains, contribute to a fragmented hospitality marketplace, potentially making it difficult for consumers to compare options and predict the quality of their experience.

HBNB believes its business model is unique and combines the best of both models. Its globally standardized, signature “one room” hotel unit is designed to provide the consistency and predictability offered by traditional branded hotels, while its “condotel” business model offers prospective unit buyers the opportunity to participate in the hotel industry, allowing potential unit buyers to have significantly lower upfront capital required when compared to traditional branded hotels since most international budget hotel chains are not sold as individual unit investments.

Similar to certain other prop-tech hospitality platforms, HBNB earns revenue from third parties’ assets. However, unlike hospitality marketplaces that aggregate unbranded accommodations, HBNB believes its uniform inventory of hotel units allows it to scale its operations while delivering a consistent, high-value, branded hospitality experience globally, forming the basis of stable and recurring revenues for HBNB and Unit Owners alike.

In addition, HBNB’s business model allows it to generate revenue through pre-sales of units from each hotel’s construction phase onwards, allowing HBNB to efficiently and rapidly redeploy capital to new projects.

Signature globally standardized “one room” concept providing consistency to guests and development and operational efficiencies to Unit Owners.

HBNB believes Hotel101’s signature “happy room” unit, a globally standardized “one room” concept, contains broad appeal through its consistency. Guests are able to know almost exactly what to expect, regardless of a hotel’s location. HBNB believes this consistency and predictability lead to higher guest satisfaction and greater guest confidence, which in turn encourage repeat visitors. Management will monitor the occupancy rates of all operating hotels individually to assess room utilization rates and assess the level of demand and overall performance of the respective hotels when HBNB’s hotels become operational.

Hotel101’s “one room” concept is also designed to maximize developmental, operational and cost efficiencies, allowing for positive pricing implications. During development, the concept is designed to simplify the development process and enable procurement and installation efficiencies for furnishings, fixtures and equipment in a large-scale hotel setting. During operations, the concept is designed to allow Hotel101 to optimize operating costs through streamlined maintenance, housekeeping and inventory management. These can potentially lower development and operation costs which can provide Hotel101 with the ability to offer competitive pricing for its room rates, to create value for guests and encouraging customer loyalty. Hotel operating margin is a key performance metric that management will use to evaluate the operational efficiency and profitability of each hotel when HBNB’s hotels become operational.

Guest amenities superior to the hotel industry’s value segment.

Hotel101 hotels are designed to have an average of 500 hotel room units. HBNB believes five-star hotel chains traditionally operate at a similar scale to Hotel101’s target hotel size, while hotels in the value segment typically operate on a smaller scale of approximately 100 hotel room units. By operating at around five times the size of other value segment branded hotel chains, HBNB is an outlier and expects to gain a competitive advantage through its scale since replication would require its value-segment hotel chain competitors to construct new hotels, which is time consuming and capital intensive.

The economies of scale from standardization and the scale of each purpose-built hotel allows Hotel101 to offer its guests amenities and facilities which HBNB believes are more extensive than the typical offering in the value segment of the hotel industry. Hotel101’s guest facilities typically include in-room kitchenettes, pools, gyms, business centers, all-day dining options, function rooms, 24/7 front desks, and children’s play areas, which HBNB believes other mid-tier hotel brands are traditionally unable to economically provide.

Global marketing distribution platform.

HBNB has access to an established global marketing distribution platform, through Hotel101 Global and HBNB’s associate, HOA, with seven operational international marketing offices, one marketing facility in Niseko, Japan and a network of 129 partner agencies across key markets, including China, United Arab Emirates, Germany, Hong Kong, Indonesia, Italy, Japan, Macau, Malaysia, Mexico, New Zealand, Philippines, Singapore, Spain, Taiwan and Thailand as of December 31, 2025. HBNB believes this expansive presence enables Hotel101 to reach a broad and diverse base of potential Unit Owners.

HBNB aims to further scale up Hotel101’s global marketing footprint across all continents while significantly increasing its direct marketing force. HBNB believes that by strengthening its distribution network in these strategic locations, Hotel101 is positioned to drive international growth and adapt to regional market dynamics.

Experienced and capable leadership with strong shareholder support.

HBNB’s founders, Mr. Sia and Dr. Tan Caktiong, are seasoned entrepreneurs with proven track records in launching, scaling and maintaining successful public and private businesses, including in commercial real estate. Mr. Sia’s experience includes founding and expanding the Mang Inasal chain, which remains one of the fastest growing fast-food brands in the Philippines. Mr. Sia also owns and controls a majority stake in the Philippine consumer company, MerryMart Consumer Corp., which was listed on the Philippine Stock Exchange in 2020. In addition, Mr. Sia operates other brands, including MerryMart Grocery, MerryMart Market, MerryMart Express, MM Wholesale, M Supplies, and MBox. Likewise, co-founder Dr. Tan Caktiong is the founder of Jollibee Foods Corporation (“JFC”) which is listed on the Philippine Stock Exchange (the “PSE”) with a market capitalization of over $3.4 billion as of December 29, 2025. JFC is one of the largest quick service restaurant companies in the Philippines with an established global footprint with international business outside of the Philippines accounting for over 40% of sales. Within its portfolio, JFC also operates a variety of locations from leading global brands, including Chowking, Greenwich, Red Ribbon, Yong He King, Hong Zhuang Yuan, Mang Inasal, Highlands Coffee, Smashburger, The Coffee Bean & Tea Leaf, Milksha, Tim Ho Wan, Tortazo, Burger King, Panda Express, Yoshinoya and Common Man Coffee Roasters.

Mr. Sia and Dr. Tan Caktiong are the major shareholders of DoubleDragon, a PSE-listed Philippine real estate developer and the majority shareholder of HBNB, as well as the major shareholders of DragonFi, a web and mobile trading platform in the Philippines.

HBNB’s senior management team has a proven track record in developing, investing in, managing, and enhancing commercial real estate projects. The team covers the entire value chain of the hospitality business, including greenfield hotel development, pre-sales activities, and the operation and management of hotels.

Furthermore, HBNB enjoys the strong support of DoubleDragon, its majority shareholder. HBNB has received cash advances and intercompany loans from DoubleDragon to finance its operations in the past and expects to continue to benefit from DoubleDragon’s support in the future. As of December 31, 2025, HBNB had no indebtedness to third parties.

BUSINESS STRATEGIES

HBNB’s key strategies include the following:

Leverage asset-light model to scale exponentially through global expansion.

Due to the lack of standardization in hotel rooms across existing global hotel chains, HBNB believes there is an opportunity to disrupt the global hotel industry and, in particular, the value segment of the industry.

HBNB believes that its business model is pioneering and unique, and intends to leverage its asset-light business model and “one room” concept to scale its Hotel101 operations exponentially. HBNB intends to continue to develop purpose-built hotels at scale, offering guests amenities and facilities superior to hotels in the value segment and facilitating a consistent and predictable guest experience through standardization efficiencies, and to invest in innovation to offer guests a seamless, streamlined and personalized guest experience.

HBNB’s long-term vision is to significantly increase Hotel101 rooms under management to become one of the top hotel brands globally. HBNB has identified 25 priority countries for its medium-term expansion, with a long-term goal of establishing Hotel101’s global footprint in 100 countries. To execute on its vision, HBNB, through Hotel101 Global, has opened and intends to continue opening marketing offices and facilities in strategic countries where it has existing Hotel101 projects or intends to have Hotel101 projects at some point in the future. As of December 31, 2025, HBNB had operational marketing offices in Singapore, the Philippines, Madrid (Spain) and Hong Kong, one operational marketing facility in Niseko (Japan) and executed leases for marketing offices in Dubai (UAE), Taipei (Taiwan) and Mexico City (Mexico). The offices will act as Hotel101 distribution channels in these strategic markets and serve as venues for not only marketing events but also the orientation and onboarding of Hotel101’s agents. The marketing offices and facility are also a venue to introduce Hotel101’s business model to potential joint venture partners and franchisees, potentially contributing to the Hotel101 brand equity. Likewise, HBNB’s associate, HOA, also operates similar offices in the Philippines where marketing for HBNB’s projects also occurs.

Provide competitive returns to Unit Owners to establish a diversified and satisfied buyer population.

HBNB intends to continue to attract prospective Unit Owners through the Hotel101 value proposition of owning a professionally-managed property with recurring monthly income that is designed to offer competitive yields to prevailing alternatives. Owning a professionally-managed Hotel101 hotel unit with a freehold title, which can be re-sold or inherited, offers Unit Owners the opportunity to geographically diversify their investment property portfolio while benefiting from potential asset appreciation and passive recurring monthly income. As a result, HBNB believes that Hotel101 presents an alternative to titled property that may appeal to a wide variety of prospective unit buyers, including individuals interested in investing in the hospitality industry or owning investment property.

The original Unit Owners of Hotel101-Manila,1 the prototype of the Hotel101 concept, received a Unit Owners’ Yield of 7.59%, 7.65% and 6.93% for the years ended December 31, 2023, 2024 and 2025, respectively, based on the original unit selling price of ₱2.98 million per unit. The average Hotel101-Manila Unit Owners’ Yield, for Unit Owners of Hotel101-Manila who purchased their respective units at the original selling price of ₱2.98 million per unit, for 2017 to 2024 was 7.09% per annum. As there were several price increases effected for Hotel101-Manila units, and varying discounts based on payment schemes, Unit Owners’ Yield would also vary for buyers who have purchased post the original selling price of ₱2.98 million per unit. These Unit Owners’ Yields are calculated based on each unit’s revenue share for the corresponding period divided by such unit’s original purchase price. The Unit Owners’ share in total room revenue is 30%, which is distributed equally amongst all the Unit Owners. The Unit Owner’s Yield differs per Hotel101 development, and is determined by, amongst other factors, selling price per unit, average daily rate for hotel stays and occupancy rate of the hotel. As HBNB considers Hotel101-Manila to be a mature project given its operating history since 2016 and its weathering of the COVID-19 global pandemic, which had a significant impact on the global hospitality industry, management believes Hotel101-Manila stands as a credible proof of concept for the Hotel101 business model, which HBNB has continued to replicate through its new Hotel101 developments. HBNB believes that the attractive return received by these early investors in the first Hotel101 project ever launched demonstrates the sustainability of the Hotel101 business model over an extended period of time as well as the ability of the business model to deliver consistent returns to Unit Owners. Considering the passive nature of the unit ownership and the potential for long-term asset appreciation, HBNB believes such Unit Owners’ Yields make Hotel101-Manila unit ownership an attractive proposition for these Unit Owners when compared against prevailing alternatives such as purchasing and personally managing a residential unit. The Unit Owners’ Yield for Unit Owners of Hotel101-Fort who purchased their respective units at the original selling price of ₱4.26 million per unit was 4.29% for the year ended December 31, 2024, which is the first full year of operations of the recently-opened Hotel101-Fort, and 4.29% for the year ended December 31, 2025.2 Similarly, for the years ended December 31, 2024 and 2025, the Unit Owners’ Yield for Unit Owners of Injap Tower who purchased their respective units at the original selling price of ₱2.2 million per unit was 5.70% and 5.29%, respectively.2 However, management would like to emphasize that each Hotel101 development is unique. Therefore, the historical Unit Owners’ Yields for Hotel101-Manila and Hotel101-Fort, whether on a per annum basis or over time, should not be taken as indications of the future financial performance of HBNB’s properties that are currently under development.

[1]	Hotel101-Manila is operated by HBNB’s associate, HOA. HBNB’s 40% interest in HOA is accounted for using the equity method and HOA is not consolidated in HBNB’s financial statements.

[2]	Injap Tower and Hotel101-Fort are operated by HBNB’s associate, HOA. HBNB’s 40% interest in HOA is accounted for using the equity method and HOA is not consolidated in HBNB’s financial statements.

Furthermore, Hotel101’s unit owner ecosystem has the potential to develop into a global network of educated and satisfied buyers. HBNB believes this group has the potential to grow into a global network as HBNB expands globally, and would serve as a natural unit buyer base for Hotel101’s future hotels.

Continuously leverage and improve technology to deliver a unified global hotel management experience.

Driven by its culture of proactive problem-solving and innovation, HBNB intends to continuously improve its technology to further optimize operational efficiency and improve guest experience to adapt to ever-changing demands in the hotel industry and facilitate its expansion plans.

As part of its holistic technology-enabled approach to global hotel management, HBNB, through Hotel101 Global, developed the Hotel101 App, which is available on iOS and Android. As of March 23, 2026, the Hotel101 App had over 1,180,310 registered users. The Hotel101 App currently facilitates hotel reservations, guest services and guest satisfaction feedback via its five-point ‘stay score’ feedback system and offers promotions such as vouchers and loyalty programs, allowing Hotel101 to streamline hotel operations and enhance guest experience across its portfolio. For further details, see “Item 4. Information on the Company—B. Business Overview—The HBNB Group—Operations—Hotel101—Hotel101 App.”

Going forward, HBNB intends to expand its technology enablement and the Hotel101 App to serve as its operational backbone, linking Unit Owners, hotel guests and operations teams at each hotel in a seamless ecosystem that supports both daily management and strategic initiatives. HBNB believes the Hotel101 App has the potential to consolidate the management of thousands of Hotel101 hotel units globally, providing an efficient and scalable system that integrates guest services and property management through a single application. In addition, the Hotel101 App is envisioned to interact seamlessly with other critical systems within the Hotel101 ecosystem, including finance, workforce and property and building management, through continuously optimizing processes and improving responsiveness to both guest needs and operational demands. To efficiently manage the properties, HBNB intends to enhance the functionality of the Hotel101 App to also support real-time monitoring of room conditions and maintenance needs.

The Hotel101 App roadmap also includes customer relationship management functionality to enhance guest satisfaction. Additional upcoming features, such as in-app two-way communication, are expected to enhance response to guests needs. In addition, the Hotel101 technology platform is expected to allow guests and operations teams to adjust settings to maximize energy efficiency, aligning with HBNB’s and Hotel101 Global’s sustainability goals of energy conservation and management.

As of the date of this Annual Report, the near-term app technology roadmap includes key features such as keyless entry (to ensure smooth hotel check-ins) and in-app controls to allow guests to adjust room ambiance (including lights and temperatures) and utilize hotel services directly via their smartphones. Contactless check-in and check-out processes are expected to significantly reduce wait times, increasing guest convenience.

Partner with other real estate developers.

In addition to direct developments, HBNB intends to also expand through joint venture partnerships and franchise arrangements. HBNB believes that to attract quality partners, a real estate developer must earn development margins that are comparable to or exceed mid-scale developers in the country or city of its projects. HBNB earns some or all of this margin in the case of joint venture partnerships and direct developments, while a franchisee would earn most of the development margin in the case of a franchise arrangement. HBNB believes that it can attract development partners which could lead to rapid growth of new hotel developments given the reduced capital requirements.

OPERATIONS

As of December 31, 2025, HBNB’s operations included an aggregate of 1,589 hotel rooms under various stages of construction and planning and development comprising of (i) two hotels under construction, Hotel101-Niseko and Hotel101-Madrid, which are expected to have an aggregate of 1,162 hotel rooms, and (ii) one hotel under planning and development, Hotel101-Los Angeles, which is expected to have 427 hotel rooms. On March 10, 2026, HBNB officially opened Hotel101-Madrid, its first hotel project in Europe, marking a significant milestone in HBNB’s international expansion strategy.

HBNB has also signed definitive binding agreements for certain of its projects. In November 2025, HBNB announced a joint venture with definitive binding agreements signed for the development of Hotel101-Milan. In January 2026, HBNB announced a joint venture with definitive binding agreements signed for the development of Hotel101-Melbourne. Hotel101-Milan and Hotel101-Melbourne are expected to have an aggregate of 1,195 rooms. Completion of these definitive binding agreements is subject to the satisfaction of the conditions precedent set out therein, and the development of Hotel101-Milan and Hotel101-Melbourne is also subject to obtaining customary regulatory approvals from the relevant national, regional, municipal, federal, state and local authorities.

Below is a simplified map of Hotel101 hotels under various stages of construction, planning and development, certain sites with executed definitive agreements and HBNB’s Hotel101 marketing offices and one marketing facility in Niseko, Japan as of the date of this Annual Report.

HOTEL101

The asset light Hotel101 concept is designed to allow HBNB to generate revenue and income twice from one project, first from the pre-selling of the condotel units and second from the long term-recurring revenue from hotel management operations after the project’s completion. HBNB aims to create one standard hotel product, which is consistent and dependable, in all of HBNB’s Hotel101 hotels globally. Hotel101’s signature standardized 21 sq.m. hotel unit, named the “happy room,” is functionally designed and purpose-built to deliver all essential functions of a hotel room.

Hotel101’s signature “Happy Room”

The operations under the Hotel101 concept include:

(i)	Greenfield hotel development — This involves the greenfield development of Hotel101 hotels with uniform units, which generally involves: (a) land acquisition, including site identification, market analysis, feasibility study, and acquiring land; and (b) project construction and development, including engaging general contractors on a turn-key basis to provide construction, building and property fit-out services and landscaping for each project in accordance with HBNB’s standards and specifications for its Hotel101 projects.

The greenfield hotel developments are funded by HBNB. While pre-selling activities (see “Pre-sales” below) are conducted to partially aid in the financing of these developments, the hotel developments’ construction progress is not reliant on the timing of receipt of pre-selling proceeds. Although it is advantageous when the pre-selling proceeds exceed the construction cost, HBNB is primarily funded from shareholder advances from DoubleDragon as and when needed.

HBNB has three Hotel101 hotels globally under various stages of construction and planning and development, which include:

●	Hotel101-Niseko;

●	Hotel101-Madrid; and

●	Hotel101-Los Angeles.

HBNB has also signed definitive binding agreements for certain of its projects. In November 2025, HBNB announced a joint venture with definitive binding agreements signed for the development of Hotel101-Milan. In January 2026, HBNB announced a joint venture with definitive binding agreements signed for the development of Hotel101-Melbourne. Hotel101-Milan and Hotel101-Melbourne are expected to have an aggregate of 1,195 rooms. Completion of these definitive binding agreements is subject to the satisfaction of the conditions precedent set out therein, and the development of Hotel101-Milan and Hotel101-Melbourne is also subject to obtaining customary regulatory approvals from the relevant national, regional, municipal, federal, state and local authorities.

(ii)	Pre-sales — This involves the pre-sale of individual units in each Hotel101 hotel to Unit Owners, commencing from around the hotel’s construction phase. Since the inception of Hotel101 Global to December 31, 2025, HBNB has contracted 477 units with an equivalent value of approximately $99.7 million.

As of December 31, 2025, HBNB has sold the following Hotel101 units for its hotels under construction:

Hotel	Number of Units Sold	Total Number of Units	% of Sold Units as of December 31, 2025
Hotel101-Niseko	63	482	13.07%
Hotel101-Madrid	414	680	60.88%

As part of HBNB’s marketing and sales strategy, HBNB offers several payment options to prospective Unit Owners. These include full payment upfront as well as various deferred payment schemes. As an incentive, HBNB offers prospective buyers a discount for full upfront payment or deferred payment schemes without a lump sum payment at the end.

As of December 31, 2025, HBNB buyers have opted for the following payment schemes:

Payment Scheme Options:	Discount	Number of buyers	% of total
1. Full payment within 30 days of signing contract	7.00%	263	55.37%
2. Equal payment over 24 months	3.00%	58	12.21%
3. Other deferred payment schemes (involving varying lump sum payments between 50% – 70% on the last month) with remaining balance generally over 24 – 120 months(1)	Nil	154	32.42%
TOTAL(2)		475	100.00%

Notes:

(1)	The maximum payment period for non-employees is 96 months, while the maximum payment period for employees is 120 months.
(2)	Excludes two free units granted to two Hotel101-Madrid sales personnel under the rules of a limited-duration sales contest, pursuant to which one unit was awarded to each salesperson upon achievement of specified sales targets. The two units are assumed to have a purchase price of $0.

Management may from time to time create promotional payment schemes with extended payment terms beyond 36 months. However, regardless of the chosen payment scheme and tenor of the deferred payments, HBNB does not charge interest or premiums to its buyers.

HBNB leases marketing offices and showrooms in Singapore, the Philippines, Madrid (Spain), Dubai (UAE), Hong Kong, Taipei (Taiwan) and Mexico City (Mexico). See “— Marketing and Sales — Pre-sales” and “Item 4. Information on the Company—D. Property, Plants and Equipment—The HBNB Group” for further details.

(iii)	Hotel operation and management — HBNB’s global Hotel101 hotels will be managed by wholly-owned subsidiaries of Hotel101 Global (each, a “Hotel Operator”). For example, Hotel101-Niseko will be managed by Hotel101 Japan Management KK, a Japanese corporation, while Hotel101-Madrid will be managed by Hotel101 Spain Management, S.L.U., a Spanish limited liability company. Both companies are wholly-owned subsidiaries of Hotel101 Global.

The Unit Owners receive individual condominium titles (or equivalent property deeds) and enter into long-term agreements for the operation and management of their hotel unit(s) (the “Management Agreements”) with the relevant Hotel Operator, under which they enroll their hotel units to the Hotel Operator for inclusion in the relevant hotel’s unified operations. These agreements establish a unified management structure, under which each Hotel Operator retains exclusive control over all hotel operations, including marketing, reservations, maintenance, staffing, guest services, and ongoing improvements.

In exchange, the Hotel Operator bears all hotel operating costs and receives 70% of the monthly Net Sales, while Unit Owners collectively receive 30% of the monthly Net Sales. “Net Sales” typically refers to gross hotel room revenue of the relevant hotel after deducting applicable taxes and statutory charges, which may include VAT, occupancy or tourism taxes and other government levies, depending on the jurisdiction. The specific composition of deductions may vary slightly to comply with local laws and practices. The Unit Owner’s share is distributed equally each month across all units of the relevant hotel, regardless of actual occupancy of each unit, since all units sold and enrolled under the Management Agreements are generally uniform in size and features.

The Hotel Operator’s 70% share of Net Sales covers all operating expenses, including utilities, maintenance, insurance, staff salaries, repairs, renovations and capital expenditures. This amount also represents the Hotel Operator’s compensation for its management services, and no additional fees are charged to Unit Owners for the duration of the Management Agreements.

The Hotel Operator remits monthly payments to Unit Owners typically by the 16th of each month and is authorized to deduct real property tax and applicable withholding tax from each Unit Owner’s share. Annual financial statements are also furnished to Unit Owners upon request for transparency and reconciliation.

The Management Agreements typically run for 25 to 50 years and are renewable at the relevant Hotel Operator’s sole discretion for an additional 25 to 50 years. Unit Owners may not interfere with hotel operations or lease their units independently. This arrangement allows Unit Owners to passively earn income while benefiting from Hotel101’s brand recognition, professional management and operational expertise. The specific terms of the Management Agreements are generally uniform for the same Hotel101 project but vary across jurisdictions to ensure compliance with local regulations and market conditions.

(iv)	Hotel101 App — Available on iOS and Android, the Hotel101 App currently facilitates hotel reservations, guest services and guest satisfaction feedback via its five-point ‘stay score’ feedback system and offers promotions such as vouchers and loyalty programs, allowing Hotel101 to streamline hotel operations and enhance guest experience across its portfolio. Going forward, HBNB intends to develop the Hotel101 App to serve as its operational backbone, linking Unit Owners, hotel guests and operations teams at each hotel in a seamless ecosystem that supports both daily management and strategic initiatives. HBNB believes the Hotel101 App has the potential to consolidate the management of thousands of Hotel101 hotel units globally, providing an efficient and scalable system that integrates guest services and property management through a single application. The Hotel101 App roadmap also includes customer relationship management functionality to enhance guest satisfaction. HBNB outsources the development, operation, update and maintenance of the Hotel101 App to a third-party contractor. See “Item 3. Key Information—D. Risk Factors—Risks Related to the Business and Operations of the HBNB Group—The HBNB Group relies on a third-party contractor for the HBNB Group’s websites and the Hotel101 App.”

Hotel101 App — Contactless Check-in

Hotel101 App — My Stay Feature with Mobile Key and Room Requests

Hotel101 App — Feedback Feature Post Check-out

Hotel101 App — Unit Owner Free Stay Vouchers

HOTELS

Hotel101

The “Hotel101” brand was created primarily to be an alternative accommodation, with services and facilities that address the needs of a fast-paced leisure and business environment. Following the track record of Hotel101’s prototype “one room” Hotel101-Manila,3 with over seven years of operation in the Philippines, Hotel101 has been positioned into an asset-light, prop-tech hospitality business platform with plans to disrupt the global hospitality industry by combining its self-funding business model with its signature globally standardized “one room” concept. Because HBNB pre-sells the units and generally does not own the underlying asset, HBNB can earn revenue from inventory owned by third parties. Through its purpose-built portfolio of standardized rooms, HBNB strives to deliver a consistent, high-value, branded hospitality experience and efficiently manage and scale its businesses. HBNB has commenced the global expansion of the Hotel101 operations with its first operational Hotel101 project in Madrid, Spain, two Hotel101 projects under construction and planning and development in Niseko, Japan and Los Angeles, United States, and two sites with signed definitive agreements in Milan, Italy and Melbourne, Victoria, Australia.

[3]	Hotel101-Manila is operated by HBNB’s associate, HOA. HBNB’s 40% interest in HOA is accounted for using the equity method and HOA is not consolidated in HBNB’s financial statements.

HBNB aims to establish a global footprint in 100 countries over the long term, with an initial 25 identified priority countries for the medium term, and to increase Hotel101 rooms under management to become one of the top hotel brands globally in the long term.

Future Hotel Developments

Below is a list of hotels for future development of HBNB as of December 31, 2025.

Project	Expected Number of Rooms	Status as of December 31, 2025	Expected Commercial Operations Date/ Completion Date
Hotel101-Niseko	482	Under construction – construction was 48.69% complete	December 2026
Hotel101-Madrid(1)	680	Under construction – construction was 96.88% complete	March 2026
Hotel101-Los Angeles	427	Under planning and development	—
Hotel101-Milan(2)	429	Site with definitive agreement	—
Total (as of December 31, 2025)	2,018

		Post-December 31, 2025 Development(3)
Hotel101-Melbourne(4)	766	Site with definitive agreement	—
Total (as of the date of this Annual Report)	2,784

Notes:

(1)	Hotel101-Madrid commenced operations and opened to the public on March 10, 2026.

(2)	On November 28, 2025, HBNB announced the signing of definitive binding agreements for the development of Hotel101-Milan, in San Donato Milanese, Milan, Italy, which is expected to have 429 rooms. Completion of the definitive binding agreements are subject to the satisfaction of the conditions precedent set forth in the definitive documents and the development of Hotel101-Milan is subject to customary national, regional and municipal regulatory approvals.

(3)	The information set out under “Post-December 31, 2025 Development” reflects developments occurring after December 31, 2025 and up to the date of this Annual Report.

(4)	On January 20, 2026, HBNB announced the signing of definitive binding agreements for the development of Hotel101-Melbourne, expected to have approximately 766 rooms, in Melbourne, Victoria, Australia. Completion of the definitive binding agreements are subject to the satisfaction of the conditions precedent set forth in the definitive documents and the development of Hotel101-Melbourne is subject to customary federal, state and local regulatory approvals.

Hotels Under Construction

The table below provides the breakdown of the expected number of rooms for HBNB’s projects under construction as of December 31, 2025.

Project	Number of Rooms
Hotel101-Niseko	482
Hotel101-Madrid*	680
Total	1,162

Note:

*	Hotel101-Madrid commenced operations and opened to the public on March 10, 2026.

Hotel101-Niseko

On June 30, 2022, DDPC and Hotel101 Worldwide entered into a real estate sales contract with a seller for the acquisition of a parcel of land of approximately 9,000 sq.m. in Hokkaido Prefecture, Japan. The real estate sales contract was subsequently assigned by DDPC and Hotel101 Worldwide to TMK Hotel101 Niseko on September 2, 2022. The purchase price under the real estate sales contract was paid on September 30, 2022.

HBNB expects to develop its first international Hotel101 development, named Hotel101-Niseko on such acquired land. In August 2023, Hotel101 Global signed a construction agreement with Iwata Chizaki Inc., a major Japanese contractor that constructed Chitose International Airport in Sapporo, Hokkaido Prefecture, Japan, and is in the process of obtaining new building permits for the new development layout to maximize space usage. Hotel101-Niseko is expected to have 482 rooms, and is expected to generate pre-selling sales revenue as a hybrid condotel project as well as long term recurring revenue from the hotel operation. Hotel101-Niseko is currently under construction and is expected to be completed by December 2026. As of December 31, 2025, construction of Hotel101-Niseko was 48.69% completed. On December 5, 2025, Hotel101-Niseko conducted its topping off ceremony.

On April 19, 2024, HBNB, in partnership with its engineering firms, Kamita Sekkei and Technocrew, and its contractor, Iwata Chizaki Inc., signed a commitment to create an environmentally forward Hotel101-Niseko that not only meets eco-efficient operational standards but also sets a benchmark for sustainability in the region. The structure of Hotel101-Niseko is designed to promote sustainability through green-inspired architecture and the use of technology that supports efficient and eco-friendly operations. On August 9, 2024, Hotel101-Niseko became the first hotel project in Niseko, Hokkaido Prefecture, Japan to secure a Comprehensive Assessment System for Built Environment Efficiency (“CASBEE”) certification, which is a Japanese framework for evaluating the environmental performance of buildings and built environments. CASBEE-certified projects are projects that have met specific standards on sustainability and efficiency. Through Hotel101-Niseko, HBNB aims to provide an eco-friendly hospitality experience that aligns with the environmental values of guests and meets the rigorous sustainability standards set by the local community.

Hotel101-Niseko is located in Hokkaido Prefecture, Japan, and aims to target domestic travelers in Japan and foreign tourists from other countries, including, in particular, Filipino travelers who visit Hokkaido.

An imagined “Happy Room” in Hotel101-Niseko

Hotel101-Madrid

On October 31, 2023, Hotel101 Global, through Hotel101 Madrid, S.L.U., fully paid for the acquisition of the 6,593 sq.m. parcel of prime land in Madrid, Spain and received all the pertinent executed land purchase documents in relation thereto. HBNB expects to develop its second international Hotel101-branded development, named Hotel101-Madrid, on such acquired land, which is expected to have approximately 680 rooms. Hotel101-Madrid is expected to generate pre-selling sales revenue as a hybrid condotel project as well as long term recurring revenue from the hotel operation, and seeks to benefit from the potential for real estate investment in Madrid.

On March 13, 2024, Hotel101-Madrid progressed with two milestone activities on the same day as it conducted its groundbreaking ceremony and signed a construction contract with Ferrovial Construction, one of the largest construction companies in Spain. As of December 31, 2025, construction of Hotel101-Madrid was 96.88% completed. On April 11, 2025, Hotel101-Madrid conducted its topping off ceremony. Hotel101-Madrid officially commenced operations and opened to the public on March 10, 2026. Hotel101-Madrid is one of the largest hotels in Spain in terms of room count. In December 2024, Hotel101-Madrid received LEED pre-certification.

Hotel101-Madrid is located along Avenida Fuerzas Armadas, Valdebebas, Madrid, Spain, which is surrounded by major landmark buildings. Hotel101-Madrid is within walking distance to the Valdebebas Train Station, the IFEMA convention complex, one of the largest and busiest international trade exhibition hall in Madrid, and the Real Madrid sports center. It is within close vicinity to the new Madrid Barajas International Airport, and is expected to overlook a section of the track of the new Madrid Formula 1 circuit. Hotel101-Madrid targets domestic travelers in Spain, attendees, organizers and support staff of conferences, trade shows, exhibitions and other events held at the IFEMA convention complex and foreign tourists from other countries, including, in particular, Filipino travelers who visit Madrid.

On June 6, 2025, HBNB, through Hotel101 Global, entered into a 10-year partnership agreement with an affiliate of MATCH Hospitality AG, the official hospitality provider for the Formula 1 Spanish Grand Prix, to become an “Official Hotel” partner for the Formula 1 Spanish Grand Prix. The agreement would allow Hotel101-Madrid, once completed, to provide accommodation for attendees of the 2026 Formula 1 Spanish Grand Prix and beyond. On September 10, 2025, the GRI Institute awarded Hotel101-Madrid first place in the ‘Real Estate Destination of the Year’ category at the GRI Awards Real Estate – Europe 2025.

Hotels Under Planning and Development

As of December 31, 2025, HBNB had one hotel under the planning and development stage, namely Hotel101-Los Angeles.

Hotel101-Los Angeles

On September 27, 2023, Hotel101 Global, through Hotel101 Los Angeles LLC, entered into a Standard Offer, Agreement and Escrow Instructions for Purchase of Real Estate (the “Original Agreement”) for the acquisition of a 3,647 sq.m. lot of land in the Westlake North District of Los Angeles, California, U.S. (the “Los Angeles Property”), which was amended on November 13, 2023 (the “First Amendment Agreement”), November 21, 2023 (the “Second Amendment Agreement”) and November 12, 2024 (the “Third Amendment Agreement,” and together with the Original Agreement, the First Amendment Agreement and the Second Amendment Agreement, the “Los Angeles Property Acquisition Agreement”). On December 4, 2024, Hotel101 Los Angeles LLC fully paid for and acquired the Los Angeles Property pursuant to the Los Angeles Property Acquisition Agreement. HBNB expects to develop its third international Hotel101-branded development, named Hotel101-Los Angeles, on such land. Hotel101-Los Angeles is expected to have 427 rooms, subject to entitlement and zoning approval, and is expected to generate pre-selling sales revenue as a hybrid condotel project.

The site for Hotel101-Los Angeles is located in the Westlake North District of Los Angeles, which is a five-minute drive from downtown Los Angeles and a 20 minute-drive from the Los Angeles International Airport. Hotel101-Los Angeles is expected to target domestic travelers in the United States and foreign tourists from other countries, including, in particular, Filipino travelers who visit Los Angeles.

Sites with Definitive Agreements

On November 28, 2025 and January 20, 2026, HBNB announced the signing of definitive binding agreements for the development of Hotel101-Milan and Hotel101-Melbourne, respectively.

Hotel101-Milan

On November 28, 2025, HBNB announced a joint venture with definitive binding agreements signed for the development of HBNB’s fourth international Hotel101-branded hotel and second Hotel101-branded hotel in Europe, named Hotel101-Milan, in San Donato Milanese, Milan, Italy. Hotel101-Milan is expected to have approximately 429 rooms. Hotel101-Milan is expected to be developed on a 1.4-hectare site in the vibrant community of San Donato Milanese, home to ENI’s headquarters and located approximately 8.4 kilometers southeast of the Duomo di Milano and about a seven-minute drive from the Milan Linate Airport. HBNB believes the site offers high visibility along the Autostrada del Sole (A1), the longest motorway in Italy that links Milan to other major Italian cities such as Bologna, Florence, Rome and Naples, and positions Hotel101-Milan as an ideal gateway for leisure and business travelers seeking seamless access to Milan’s cultural and commercial hubs, complementing the existing hotel offerings in the area.

Hotel101-Milan is expected to offer modern rooms, 24/7 reception, all day dining, a 25-meter lapping pool, a full-size gym, a business center, function rooms, a children’s playground and pool, ample parking, luggage storage and other amenities and become one of the top three largest hotels in the metropolitan city of Milan, Italy in terms of room count. Hotel101-Milan is also designed to align with HBNB’s commitment to sustainable urban hospitality, incorporating energy-efficient designs, solar panels and community-integrated amenities.

Hotel101-Milan is expected to generate approximately EUR85.8 million in sales revenues once fully sold, based on an expected sale price of EUR 200,000. Hotel101-Milan is expected to be completed by 2028 and is expected to contribute to Milan’s economic growth through job creation, foreign investment and increased tourism, while attracting both local and foreign buyers under the Hotel101 unit ownership model.

Completion of the definitive binding agreements are subject to the satisfaction of the conditions precedent set forth in the definitive documents and the development of Hotel101-Milan is subject to customary national, regional and municipal regulatory approvals.

Hotel101-Melbourne

On January 20, 2026, HBNB announced the signing of definitive binding agreements for the development of its fifth international Hotel101-branded hotel, named Hotel101-Melbourne, in Melbourne, Victoria, Australia. Hotel101-Melbourne is expected to have approximately 766 rooms and to be developed at 540 Flinders Lane, Melbourne, Victoria, Australia, located in the heart of Melbourne’s Central Business District, in close proximity to Flinders Street and Southern Cross Train Stations and within walking distance to Southbank Entertainment Precinct and free tram zones. HBNB believes this location provides connectivity to key landmarks including Federation Square, the Arts Centre and the Melbourne Cricket Ground and is ideally situated to capitalize on Melbourne’s thriving tourism driven by year-round world-class annual events, including the Australian Open tennis tournament, the Formula 1 Australian Grand Prix, the Melbourne International Comedy Festival and the Melbourne Cup Carnival. This strategic site positions the property as an ideal hub for leisure and business travelers seeking seamless access to Melbourne’s cultural, commercial and sporting hubs and is expected to complement the existing hotel offerings in Melbourne’s Central Business District.

Hotel101-Melbourne is expected to generate approximately A$323.6 million in sales revenue once fully sold and is expected to be completed by 2029, forming part of Hotel101 Global’s global expansion strategy.

Hotel101-Melbourne is expected to offer 4-star amenities at affordable prices, including ample meeting spaces and a conference center tailored for business events. Guests are expected to be able to enjoy modern rooms, 24/7 reception, all day dining, swimming pool, full-size gym, business center, children’s pool, rooftop bar, ample parking, luggage storage and other amenities.

Completion of the definitive binding agreements are subject to the satisfaction of the conditions precedent set forth in the definitive documents and the development of Hotel101-Melbourne is subject to customary federal, state and local regulatory approvals.

MARKETING AND SALES

Pre-sales

HBNB is continuing to establish marketing offices and facilities globally in preparation for the pre-selling activities of its next Hotel101 projects in Niseko, Japan, and Madrid, Spain.

HBNB has opened and intends to continue opening marketing offices and facilities in strategic jurisdictions where it has existing Hotel101 projects or intends to have Hotel101 projects at some point in the future. As of December 31, 2025, HBNB had operational marketing offices in Singapore, the Philippines, Madrid (Spain), Hong Kong, Dubai (UAE), Taipei (Taiwan) and Mexico City (Mexico) and one operational marketing facility in Niseko (Japan).

HBNB also engages third-party brokers and marketing agents to promote, market and facilitate the sale of Hotel101 units. For example, H2 Christie’s International Real Estate has been appointed as the sole principal sales and marketing agency, with the ability to appoint sub-agents, for Hotel101-Niseko while multiple agents, including BAFRE Gestión y Servicios Inmobiliarios, S.L., have been appointed as non-exclusive agents for Hotel101-Madrid. In addition, individual brokers and marketing agents are appointed through Hotel101’s broker accreditation program for licensed agents and brokers, marketing partner agreements and other similar programs. These third-party brokers and marketing agents receive a sales commission for each completed sale of a hotel unit.

The marketing offices and facility of HBNB serve as venues for not only marketing events but also the orientation and onboarding of its agents. The marketing offices and facility can also serve as a venue to introduce Hotel101’s business model to potential joint venture partners and franchisees, potentially contributing to the Hotel101 brand equity.

Based on HBNB’s experience, the condotel or apartment-hotel set up is common and freely permitted in many jurisdictions. A Unit Owner’s investment is limited to their purchase of real estate, with the resulting title of their specific condo unit being delivered under their name — hence distinguishing HBNB’s business model from intangible time shares. HBNB does not collect any amounts for investment by HBNB in security instruments on behalf of the Unit Owners. Rather, their decision to enroll in the HBNB platform is akin to purchasing a traditional apartment unit and having a management group manage the leasing for short or long-term stays. Nevertheless, HBNB recognizes the offer and sale of Hotel101 units may raise securities law considerations in certain jurisdictions, including the United States, due to its qualification as an investment contract, and such jurisdictions may require HBNB to implement additional compliance procedures. As a result, HBNB typically seeks advice from legal counsel prior to entering a new jurisdiction. With respect to the United States, HBNB intends to rely on the safe harbor from registration under Rule 506(c) under the Securities Act, which permits general solicitation and advertising while restricting sales to accredited investors. HBNB intends to implement a robust accredited investor verification process, including potential third-party attestation and document review, to confirm investor eligibility. Additionally, HBNB intends to carefully review all marketing materials to avoid any misleading investment representations and ensure compliance with relevant laws. To facilitate compliance, HBNB intends to engage SEC-registered broker-dealers for securities-related transactions where required and work with licensed real estate professionals for the sale of Hotel101 units intended for residential use. HBNB is prepared to make all corresponding regulatory filings, including Form D with the SEC and any applicable state-level notice filings, to maintain full compliance. HBNB intends to rely on similar exemptions in other jurisdictions where it operates.

Hotel Operations

The marketing strategies and promotion activities of HBNB are aimed at increasing awareness and engagement with its operational hotel, driving increased traffic to the Hotel101 hotel website and Hotel101 App as well as its sales platforms across various channels, broadening guest engagement and raising the aided and non-aided awareness of Hotel101. HBNB may adapt its marketing strategies and promotion activities to attract new guests and increase its repeat guests and can leverage different marketing channels depending on its target audience.

HBNB’s marketing strategy include the following initiatives:

Strategy	Media		Description
Social media integration	●	TripAdvisor	●	Accommodation bookable direct from selected online portals such as TripAdvisor, one of the world’s largest online traveller communities.
	●	Facebook	●	Dedicated Facebook, Instagram, X and LinkedIn pages and accounts.
	●	X
	●	Instagram
	●	LinkedIn
	●	Tiktok

Booking channel marketing	●	Online travel agencies (“OTAs”)	●	Accommodation pricing is searchable on Google and other booking channels, including Agoda, Booking.com, Trip.com, and Expedia.
	●	Search engines	●	Drive brand, competitor and generic keyword search to boost traffic to own channel.
			●	Launch in-house campaigns to increase direct web/app booking.
			●	Cooperation with OTAs in co-organizing flash discounts and promotions to boost visibility and reach through search engine marketing and campaign promotions reaching international markets.

Direct website and app development and management	●	Individual hotel desktop and mobile sites	●	Information portals and platforms that provide hotel reservation services and promotional programs, including vouchers, points and loyalty perks programs.
	●	Hotel101 App

Celebrity engagement	●	Social media such as Instagram	●	To sponsor various celebrity and influencer visits to Hotel101 hotels for events or purposes such as beauty pageants, sports events, and trade conferences. Targeted celebrities are Filipino, which align with Hotel101’s target guest demographic.

Booking Channels

HBNB offers its hotel rooms directly through its hotel websites, the Hotel101 App (for Hotel101 hotel bookings), to corporate accounts, to traditional travel agents (“TTAs”), to tour operators on a wholesale basis, or to individuals. In addition, indirect hotel booking channels, such as OTA platforms and other intermediaries, are also key customer acquisition channels.

OTAs

HBNB typically receives individual bookings from international markets through OTAs, primarily Expedia, Booking.com, Agoda and Trip. These OTAs may offer a wider customer reach and effective loyalty programs, potentially allowing HBNB to benefit from the growing use of OTAs.

OTAs typically encourage collaborative promotions to boost visibility and reach through search engine marketing and campaign promotions to international markets. OTAs also tend to issue email or mobile notifications to remind customers to complete their booking or revisit their previous searches. These initiatives enable OTAs, and by extension, HBNB, to market its hotel offerings automatically under prescribed algorithms.

TTAs

TTAs are offline travel agents typically with physical retail operations. HBNB does not allocate or wholesale its hotel rooms to TTAs. Each booking through TTAs is a back-to-back order from the end-guest. The growing prevalence of OTAs in recent years has diminished the importance of TTAs, especially among the younger generation of travelers.

Direct Booking Channels

HBNB believes its direct booking channels are less susceptible to changing landscape in the tourism market as there are no outgoing commission on such bookings. HBNB also “owns” the relationships with guests that book through its direct booking platforms and such direct guest access enables HBNB to proactively respond to their needs. HBNB’s direct booking channels include the following:

●	Websites — This channel consists of bookings made on HBNB’s desktop or mobile websites, including its Hotel101 website.

●	Hotel direct — This channel consists of bookings made directly with HBNB’s hotels, including bookings from governmental agencies, corporations (such as infrastructure contractors) individuals. HBNB also receives reservations for attendees of beauty pageants, concerts, meetings, incentives, conferences, and exhibitions and banquets, through this channel. HBNB also enters into sales agreements with certain corporate customers under which HBNB offers static pricing based on seasonality.

●	Hotel101 App — This channel consists of bookings made through HBNB’s proprietary Hotel101 App. The Hotel101 App adopts dynamic pricing on its room rates similar to airline tickets where its room price moves up and down depending on the real time supply and demand on the chosen date of booking.

Bookings made through HBNB’s direct booking channels are paid prior to or upon check-out. Certain corporate customers are generally given a credit term of 30 to 60 days.

Hotel Guest Satisfaction

HBNB relies on online reviews to constantly improve its offering and services through addressing constructive guest feedback from reviews posted on online platforms, such as TripAdvisor, Facebook, Agoda, Booking.com, Trip.com, and Google reviews. HBNB also has established a complaint handling system with a dedicated customer service department to address guest concerns. Customer reviews and complaints are reported to management on a regular basis and used for staff training to avoid similar incidents in the future. HBNB also monitors the quality of its facilities and services in its hotels on a regular basis to ensure timely maintenance.

HBNB intends to establish similar guest satisfaction information systems and guest experience management processes for its hotels that become operational in the future.

COMPETITION

The hotels of HBNB are designed to cater to the mid-level value-oriented market and compete with other three-star hotels and alternative sources of accommodation, such as short-term lets of private property, within the areas where HBNB has current operations, such as Valdebebas (Madrid, Spain), and planned operations, such as, Hirafu (Niseko, Japan); Westlake North District of Los Angeles (California, United States); San Donato Milanese (Milan, Italy); Melbourne (Victoria, Australia); and other future Hotel101 sites.

The Hotel101 concept is also positioned as an alternative real estate investment to traditional rental properties. The Hotel101 concept, while similar to existing short-term apartment rental websites and application platforms in the sense that its inventory is owned by third-party Unit Owners, is distinct in the sense that Hotel101 offers uniform predictability of offering and consistency of quality.

SUPPLIERS

HBNB has a broad base of contractors, third-party brokers and marketing agents, suppliers and providers of materials and services and is not dependent on any one contractor, supplier or provider for its construction and development activities, pre-selling activities and hotel operations, as the case may be. HBNB believes that the materials and services required for its activities and operations can be easily sourced in the market, and therefore it is not, nor does it expect to be, dependent upon one or a limited number of contractors for construction and development activities, third-party brokers and marketing agents for its pre-selling activities or suppliers or providers for its essential raw materials or any other items. HBNB has adopted a policy on the accreditation and selection of suppliers and contractors through bidding.

The principal raw materials of HBNB for its construction and development activities are steel and cement. Contracts between HBNB and its contractors or suppliers contain warranties for quality and requirements for timely completion. In the event of delay or poor quality of work, the contractor or supplier may be liable to pay HBNB a penalty. HBNB has not had any material disputes with any of its contractors or suppliers. HBNB generally uses a standard form fixed-price turnkey contract for both its general and specialty construction contractors.

While HBNB, through Hotel101 Global, entered into a partnership agreement with Emma — The Sleep Company (“Emma Sleep”) in May 2023 for Emma Sleep to be the official mattress provider to all upcoming Hotel101 projects globally, HBNB believes that mattresses can be easily sourced in the market and does not expect that its hotel operations will be dependent on Emma Sleep. When practical, HBNB intends to outsource certain manpower for its hotels, such as housekeeping, janitorial, maintenance, and security services, to reputable third-party service providers on an annual contractual basis. These contracts would allow HBNB to terminate at any time, such as if the contractor fails to perform at an acceptable level.

CUSTOMERS

The customers of HBNB include (1) Unit Owners that purchase individual units in Hotel101 hotels and enter into long-term hotel management agreements with HBNB and (2) individuals, corporations and governmental agencies that purchase stays in Hotel101-Madrid and any future Hotel101 hotels of HBNB that become operational. HBNB’s customers for Hotel101-Madrid include domestic travelers in Spain and foreign tourists from other countries, including Filipino travelers familiar with the Hotel101 experience. HBNB expects its customers for Hotel101 hotels that become operational in the future will include domestic travelers in the country in which the Hotel101 hotel is located and foreign tourists from other countries, including Filipino travelers familiar with the Hotel101 experience.

EMPLOYEES

As of December 31, 2025, HBNB had a total of 60 full-time employees broken down by geography as follows:

Singapore	26
Spain	14
Dubai	4
Hong Kong	6
Taiwan	4
Japan	2
Mexico	1
Philippines	3
Total	60

As of December 31, 2025, HBNB had also engaged two contractors, one in the United States and one in the People’s Republic of China.

INTELLECTUAL PROPERTY

As of December 31, 2025, the following trademark is registered with the World Intellectual Property Organization by HOA, an affiliate of HBNB:

Trademark	Registrant	Issuing Entity	Registration Date	Expiration Date
	HOA	World Intellectual Property Organization	February 26, 2018	February 26, 2028

HBNB uses the Hotel101 trademark with the permission of HOA, its affiliate, on a royalty-free basis. As of the date of this Annual Report, there is no formal written trademark license agreement between HOA and HBNB governing the use of the Hotel101 trademark. HBNB’s use of the trademark is permitted by HOA by virtue of the affiliate relationship between the two entities, and HBNB does not pay any royalty or license fee to HOA in connection with such use.

HBNB owns the following domain names, among others: https://hotel101.com; https://hotel101global.com; and https://www.hotel101.com.ph.

HBNB believes that its operations are not materially dependent on any copyright, patent, trademark, license, franchise, concession or royalty agreement.

SEASONALITY

Due to its limited track record, HBNB has not experienced seasonality to date. Going forward, HBNB may experience seasonality in both revenue and costs, driven by travel patterns, holiday and local demand cycles. These seasonality events may cause higher or lower occupancy rates and average daily rates. Certain costs may also fluctuate as it moves with occupancy rates such as housekeeping, utilities, and guest amenities. Year end compensation, incentives or bonuses, whether required by law in certain jurisdictions, may also impact expenses.

HEALTH, SAFETY AND ENVIRONMENT

HBNB regards occupational health and safety as one of its most important corporate and social responsibilities. HBNB is subject to health, safety and environmental laws and regulations in the jurisdictions in which it operates, which generally require government permits and approvals at various project milestones and during hotel operations. HBNB maintains various environmental protection systems and conducts regular health and safety training, including quarterly evacuation drills at each hotel. For the years ended December 31, 2024 and 2025, HBNB had no incidents relating to deaths, nor serious injuries involving permanent or probationary employees.

HBNB is committed to sustainable development, which it regards as a core aspect of the Hotel101 brand. By integrating sustainable practices into both its construction and day-to-day operations, HBNB aims to protect the environment, appeal to eco-conscious guests, and reduce operational costs. Hotel101-Niseko was the first hotel project in Niseko, Hokkaido Prefecture, Japan to receive CASBEE certification, and Hotel101-Madrid has received LEED pre-certification, reflecting HBNB’s commitment to embedding sustainability standards across its properties.

CORPORATE SOCIAL RESPONSIBILITY

Environmental Sustainability

HBNB integrates sustainability into the planning and development of its hotel property developments and intends to integrate sustainability into the operation of its future hotels.

HBNB applies sustainability criteria aligned with the World Travel and Tourism Council’s Hotel Sustainability Basics and the ASEAN Green Tourism Standard to guide consistent practices across its portfolio.

As HBNB expands globally, these principles are applied to new projects. In December 2024, Hotel101-Madrid received LEED pre-certification. Hotel101-Madrid is designed to meet LEED certification standards, with a focus on energy efficiency, water conservation, sustainable materials and access to public and low-impact transport. Planned measures include rooftop solar panels, smart energy management technologies, water-efficient fixtures, waste segregation programs and reduced use of single-use plastics. On August 9, 2024, Hotel101-Niseko became the first hotel project in Niseko, Hokkaido Prefecture, Japan to secure a CASBEE certification, supporting building performance and operational efficiency. CASBEE is a Japanese framework for evaluating the environmental performance of buildings and built environments and CASBEE-certified projects are projects that have met specific standards on sustainability and efficiency.

Hotel101 continues to pursue green certifications for new projects to meet recognized environmental performance standards.

Social Impact

HBNB supports community well-being through purpose-built Hotel101 properties. As Hotel101 hotels are developed specifically for hospitality use, with hotel units offered for pre-sale, HBNB believes this model does not reduce residential housing supply.

HBNB engages in community and environmental initiatives. As HBNB expands globally, HBNB plans to prioritize local hiring and work with local service providers.

Industry Contribution

HBNB aims to contribute to the hospitality industry through operational efficiency, affordability and responsible development. Hotel101 properties are designed to provide consistent accommodations while integrating sustainability considerations from planning through operations.

Across new markets, Hotel101 focuses on efficient building systems, proximity to existing transport infrastructure and ongoing monitoring of energy, water, waste and emissions.

INSURANCE

HBNB obtains and maintains appropriate insurance coverage on its properties, assets and operations in such amounts and covering such risks as HBNB believes are usually carried by companies engaged in similar businesses and using similar properties in the same geographical areas as those in which HBNB operates. HBNB maintains insurance policies covering all risk of sudden, accidental and unforeseen, direct and physical loss, destruction of or damage to the property including but not limited to the following: comprehensive general liability; personal accident insurance for directors and officers; fire and lightning; bush fire and spontaneous combustion; windstorm, storm, typhoon, flood, tidal wave and tsunami; water damage caused by overflowing or bursting of water tanks, pipes or other apparatus and sprinkler leakage; explosion, falling aircraft, impact by road vehicles and smoke; earthquake shock and earthquake fire; volcanic eruption; subsidence, collapse and landslide; riot and strike and malicious acts; electrical injury; robbery and burglary; mechanical or electrical derangement failure or breakdown or boiler explosion; extra expense/standard charges; and third-party bodily injury and property damage, and business interruption resulting therefrom.

C. Organizational Structure

The following chart depicts a simplified organizational chart of the main subsidiaries, branches, representative offices and associates of HBNB as of the date of this Annual Report.

Note:

**	51% of Hotel101 (Cambodia) Co., Ltd. is held by a Cambodian nominee vehicle on behalf of Hotel101 Global. Hotel101 Global holds 100% of the voting rights of, and is entitled to 100% of the economic interest in, Hotel101 (Cambodia) Co., Ltd.

D. Property, Plants and Equipment

The investment properties of HBNB are stated at fair value, which has been determined based on valuations performed by an accredited independent appraiser. The fair values of the investment properties were arrived at using the market data approach for land and cost or income approach for buildings.

Hotels

The locations, descriptions and certain other information regarding the projects of HBNB under construction and planning and development as of December 31, 2025 are shown below:

Project	Address	Effective Ownership Interests	Status as of December 31, 2025
Hotel101-Niseko	Niseko, Hokkaido Prefecture, Japan	Land — 100% owned by HBNB through TMK Hotel101 Niseko	Under construction — construction was 48.69% complete
Hotel101-Madrid(1)	Madrid, Spain	Land — 100% owned by HBNB through Hotel101 Madrid, S.L.U.	Under construction — construction was 96.88% complete
Hotel101-Los Angeles	Los Angeles, U.S.	Land — 100% owned by HBNB through Hotel101 Los Angeles LLC	Planning and development

Note:

(1)	Hotel101-Madrid commenced operations and opened to the public on March 10, 2026.

HBNB has also signed definitive binding agreements for certain of its projects. In November 2025, HBNB announced a joint venture with definitive binding agreements signed for the development of Hotel101-Milan. In January 2026, HBNB announced a joint venture with definitive binding agreements signed for the development of Hotel101-Melbourne. Completion of these definitive binding agreements is subject to the satisfaction of the conditions precedent set out therein, and the development of Hotel101-Milan and Hotel101-Melbourne is also subject to obtaining customary regulatory approvals from the relevant national, regional, municipal, federal, state and local authorities.

Other Properties

HBNB, through Hotel101 Global, owns a 205.97 sq.m. corporate office space located at #04-03 and #04-04 Plus Building, 20 Cecil Street, Singapore 049705.

HBNB also leased office spaces, including the following as of December 31, 2025:

1.	the marketing office with a contracted area of 52.95 sq.m. located at #01-05 Plus Building, 20 Cecil Street, Singapore is leased by Hotel101 Global for a period of three years from July 1, 2023 to June 30, 2026;

2.	the marketing office with a contracted area of 169.64 sq.m. located at Ground Floor, Tower 4, DoubleDragon Plaza, DD Meridian Park, Philippines is leased by Hotel101 Global from DDMP REIT, Inc., an affiliate, for a period of five years from September 2, 2023 to September 1, 2028;

3.	the marketing office with a contracted area of 120 sq.m. located at Lagascas Street, 28, Local B1, Madrid, Spain is leased by Hotel101 Madrid, S.L.U. for a period of two years from February 15, 2024 to March 15, 2026. In March 2026, HBNB’s marketing office moved to Hotel101-Madrid;

4.	the marketing office located at shop G04 in Bay Square-09 in Bay Square, Business Bay, Dubai is leased by Hotel101 Sales Pte. Ltd., Dubai Branch for the period from September 18, 2024 to November 17, 2026;

5.	the marketing office located at shop B on the ground floor of Lucky Building, No. 39 Wellington Street, Central, Hong Kong is leased by Hotel101 Marketing HK Limited for a period of three years from October 16, 2024 to October 15, 2027;

6.	the marketing office located on the first floor of No. 520-3, Section 4, Ren’ai Road, Xinyi District, Taipei City, Taiwan is leased by Hotel101 Marketing Pte. Ltd. (formerly known as Hotel101 Sales Pte. Ltd.) for a period of three years from December 1, 2024 to December 14, 2027;

7.	the marketing office located at Campos Eliseos, Avenue number 295, Polanco IV Section neighborhood, Miguel Hidalgo Municipality, Mexico is leased by H101 Marketing Mexico S.A. DE C.V. for a period of five years from June 15, 2025 to June 14, 2030; and

8.	the corporate office space with a contracted area of 1,292 square feet located at #04-01/10 Plus Building, 20 Cecil Street, Singapore is leased by Hotel101 Global for a period of three years from September 1, 2025 to August 31, 2028.

In March 2026, HBNB, through its subsidiary Hotel101 Marketing Japan GK, has also leased a marketing office with a contracted area of 112.62 sq.m. located at 1F and 2F, 2-15 1-chome, Tachibana Hibiya Building, Yurakucho, Chiyoda Ward, Tokyo, Japan for a period of five years from March 1, 2026 to February 28, 2031.

The terms of the lease are for periods ranging from two to five years, generally renewable for the same period under the same terms and conditions. The rent under certain leases increases incrementally each year.

Further information regarding HBNB’s property, plants and equipment are included under the headings “Item 4. Information on the Company—B. Business Overview—The HBNB Group” and “Item 5. Operating and Financial Review and Prospects—HBNB’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Item 4A. Unresolved Staff Comments

None / Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the selected financial and operating data, the audited consolidated financial statements and related notes of HBNB as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 (“HBNB’s audited consolidated financial statements”) included elsewhere in this Annual Report. These financial statements have been prepared in accordance with IFRS, which differs in certain respects from U.S. GAAP.

Unless otherwise indicated, in this section, the information as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 are derived from HBNB’s audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

The discussion below contains forward-looking statements and reflects the current view of HBNB and its subsidiaries and associates with respect to future events and financial performance. Actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors such as those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this Annual Report.

Prior to the Business Combination, HBNB did not own any material assets and did not conduct any material business operations. Following the consummation of the Business Combination on June 30, 2025, the business of HBNB is conducted through Hotel101 Global and its subsidiaries. Unless the context otherwise requires, all references in this section to “HBNB,” “we,” “us,” or “our” refer to Hotel101 Global Pte. Ltd. and its subsidiaries prior to the consummation of the Business Combination and to Hotel101 Global Holdings Corp. and its subsidiaries following the consummation of the Business Combination.

A. Operating Results

OVERVIEW

HBNB is an exempted company with limited liability incorporated under the laws of the Cayman Islands on March 13, 2024 for the purposes of effecting the Business Combination. Hotel101 Global was incorporated in Singapore on July 28, 2022. Following the consummation of the Business Combination on June 30, 2025, the business of HBNB is conducted through Hotel101 Global and its subsidiaries. As of December 31, 2025, HBNB had two hotels under construction, namely Hotel101-Niseko and Hotel101-Madrid, and one hotel under planning and development, namely Hotel101-Los Angeles. Hotel101-Madrid commenced operations and opened to the public on March 10, 2026. HBNB has also executed definitive agreements for sites in Italy and Australia.

On January 21, 2025, pursuant to the Merger Agreement, Hotel101 Global acquired a 40% interest in HOA. Following the consummation of the Business Combination, Hotel101 Global became a direct, wholly-owned subsidiary of HBNB. HBNB’s 40% interest in HOA through Hotel101 Global is accounted for using the equity method and HOA is not consolidated in HBNB’s financial statements.

FACTORS AFFECTING RESULTS OF OPERATIONS

HBNB’s results of operations are affected by a variety of factors. Set out below is a discussion of the most significant factors that have affected HBNB’s results since its inception and which HBNB expects to affect HBNB’s financial results in the future. Factors other than those set out below could also have a significant impact on HBNB’s results of operations and financial condition in the future. See “Item 3. Key Information—D. Risk Factors.”

HBNB has a limited track record of developing real estate or hotels internationally, with its first operational hotel, Hotel101-Madrid, only recently commencing operations in March 2026. HBNB aims to develop its international hospitality projects where Filipinos have historically visited to leverage its brand equity. As of December 31, 2025, HBNB had two hotels under construction, namely Hotel101-Niseko and Hotel101-Madrid, and one hotel under planning and development, namely Hotel101-Los Angeles. HBNB has also signed definitive binding agreements for certain of its projects. In November 2025, HBNB announced a joint venture with definitive binding agreements signed for the development of Hotel101-Milan. In January 2026, HBNB announced a joint venture with definitive binding agreements signed for the development of Hotel101-Melbourne. Completion of these definitive binding agreements is subject to the satisfaction of the conditions precedent set out therein, and the development of Hotel101-Milan and Hotel101-Melbourne is also subject to obtaining customary regulatory approvals from the relevant national, regional, municipal, federal, state and local authorities. HBNB has one operational hotel as of the date of this Annual Report.

Global expansion plans

HBNB aims to be present in 25 countries and to increase its portfolio of uniform Hotel101 rooms in the medium term, which it expects to achieve primarily through joint ventures with developers abroad in other countries, or through licensing or franchising arrangements. HBNB aims to establish a global footprint in 100 countries over the long term.

HBNB’s ability to execute its global expansion plans and achieve future growth will depend on its ability to continue to identify and acquire land sites and to complete its projects successfully and on schedule, which is dependent on a variety of factors outside of HBNB’s control, including the land policies of the governments in the jurisdictions where it operates, the overall economic conditions, the availability of capital, license and permit requirements, construction challenges, and competition for such land. HBNB may also experience delays resulting from independent contractors who are not able to complete projects on time due to various factors, including a lack of available manpower. The expansion of HBNB’s businesses will also require HBNB to manage additional relationships with third parties such as potential purchasers, suppliers, and contractors, including international contractors for its international hospitality projects. For example, HBNB may have insufficient experience in dealing with matters associated with its international hospitality projects, such as applicable laws relating to the environment as well as different construction, operational and marketing requirements.

Access and costs to funding

As of December 31, 2025, HBNB’s ongoing projects under construction included Hotel101-Niseko and Hotel101-Madrid. As of December 31, 2025, the estimated cost to complete these projects, net of cash and cash equivalents, amounts to $26,408,998. Construction of hospitality projects is capital intensive and may take as long as a year or longer before generating positive net cash flow through sale or management fees.

Since its inception, HBNB has mainly relied on cash advances from its immediate holding company, DDPC, its ultimate holding company, DoubleDragon, and other related parties to finance its expansion. These advances are provided on an as or when needed basis and are due and demandable upon request. As of December 31, 2025, HBNB’s amount due to DDPC, amount due to DoubleDragon and amounts due to related parties were $24,412,418, $81,151,493 and $3,781,815, respectively. For the year ended December 31, 2025, HBNB’s net cash used in operating activities was $42,242,451.

HBNB anticipates funding all other projects under planning and development stage with cash generated from the sale proceeds of its current projects under construction or future fundraising activities, including through its access to the public capital markets. However, to the extent external funding is unavailable, HBNB expects to continue to receive cash advances and borrow funds from related parties in the future, subject to the willingness and ability of HBNB’s related parties to lend such funds and/or provide such cash advances.

Demand for ownership of HBNB’s hotel units

HBNB sells individual condotel units in its hospitality projects, its uniform signature Hotel101 “happy room” unit, prior to construction completion and opening of the relevant hospitality project. The Unit Owners receive individual condominium titles and will be able to receive income share from the hotel’s revenues once it commences operation. HBNB will manage the hotel once it becomes operational and will share a portion of the gross revenue with the Unit Owners in accordance with the respective management agreements. This business model allows HBNB to generate revenue and income twice from one project, first from the pre-selling of the signature Hotel101 “happy room” unit and second from the long term-recurring revenue from hotel operations after the project’s completion. As such, the continued growth in market demand for and market acceptance of the Hotel101 “happy room” unit is critical to HBNB’s growth and success.

Competition

HBNB faces significant competition in the locations in which it has operations and projects under construction, development and planned joint ventures, including Madrid, Spain, Niseko, Japan, Los Angeles, United States, Milan, Italy and Melbourne, Victoria, Australia, and expects to face significant competition in the hotel development markets of additional Hotel101 sites. In particular, HBNB aims to be present in 25 countries and to increase its portfolio of uniform Hotel101 rooms in the medium term and to establish a global footprint in 100 countries over the long term. As a result, HBNB competes with other developers in locating and acquiring, or entering into joint venture partnerships and franchise arrangements to develop, parcels of prime commercial property of suitable size in locations in which it intends to expand into and at attractive prices to HBNB and on terms that can yield reasonable returns. HBNB expects that competition among developers for land reserves that are suitable for development (whether through acquisitions, joint venture partnerships or franchise arrangements) will intensify and that land acquisition costs will increase as a result. Furthermore, HBNB competes with other 3-star hotels operating within the areas where HBNB has projects under construction and intends to expand into, and hospitality marketplaces that aggregate unbranded accommodations.

Laws and regulations affecting the real estate and hospitality industries in each country where HBNB operates

HBNB’s operations and growth strategy may be affected by changes in laws and regulations generally affecting the real estate and hospitality industries in the areas where HBNB has projects under construction and intends to expand into. To develop its hospitality projects, HBNB is required to obtain various permits and licenses, including environmental certificates, business permits, work-permits, construction permits, and other permits and licenses from various local governments and agencies. Furthermore, HBNB aims to be present in 25 countries and to increase its portfolio of uniform Hotel101 rooms in the medium term and to establish a global footprint in 100 countries over the long term, which would increase HBNB’s compliance burden due to differences across jurisdictions in the legal regimes governing the real estate and hospitality industries.

Business Combination

On June 30, 2025, HBNB consummated the previously announced Business Combination and SPAC Merger pursuant to the Agreement and Plan of Merger, dated April 8, 2024 (and as amended on September 3, 2024). See Note 4 “Business combination and reverse recapitalization” in the Notes to HBNB’s audited consolidated financial statements.

The Business Combination was accounted for as a capital reorganization in accordance with IFRS 2, Share-based Payments (“IFRS 2”). Under this method of accounting, JVSPAC is treated as the “acquired” company for financial reporting purposes and Hotel101 Global as the accounting “acquirer.” As such, Hotel101 Global is deemed the accounting predecessor of the combined business, and HBNB, as the parent company of the combined business, is the successor SEC registrant, meaning that Hotel101 Global’s financial statements for previous periods will be disclosed in the registrant’s periodic reports filed with the SEC.

The consolidated financial statements of the merged company will represent a continuation of the financial statements of Hotel101 Global. The historical financial statements also include HBNB since its inception as this entity was under common control in the historical period. The principles and guidance on the preparation and presentation of the consolidated financial statements will be applied as follows:

●	the assets and liabilities of Hotel101 Global and HBNB recognized and measured in the consolidated financial statements at their carrying amounts immediately prior to the Capital Reorganization;

●	the net investment of Hotel101 Global and HBNB are recognized in the consolidated financial statements at amounts immediately prior to the Capital Reorganization. Common shares and capital surplus have been adjusted retroactively to reflect the legal capital of Hotel101 Global; and

●	the comparative information presented in the consolidated financial statements are that of Hotel101 Global and HBNB.

In addition, the Merger Agreement provided that in the event that HBNB’s reported consolidated revenue for fiscal year 2025, as set forth in its annual audited consolidated financial statements filed on Form 20-F, is at least $113.25 million, then HBNB, at its option, may issue in the aggregate up to an additional 500,000 ordinary shares (the “Earnout Shares”) as a bonus to the directors, executives, managers, advisors and employees of HBNB, its subsidiaries and/or parent companies, as determined at the relevant time. As HBNB’s consolidated revenue for fiscal year 2025 was $75.9 million, no Earnout Shares will be issued by HBNB.

Recent Events

●	On November 28, 2025, HBNB announced a joint venture with definitive binding agreements signed for the development of Hotel101-Milan.

●	On January 19, 2026, the Group incorporated Horizon Hospitality HBNB Company in Saudi Arabia as a subsidiary of Hotel101 Global for its planned hotel development in Saudi Arabia.

●	In January 2026, HBNB announced a joint venture with definitive binding agreements signed for the development of Hotel101-Melbourne.

●	On March 10, 2026, Hotel101-Madrid started operations.

DESCRIPTION OF CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS LINE ITEMS

The following table sets forth details for HBNB’s consolidated statements of comprehensive loss line items for the years ended December 31, 2025, 2024 and 2023:

	For the year ended December 31,
	2025	2024*	2023*
	($)
Rental income	374,573	29,624	1,426
Real estate sales	75,210,378	5,908,234	—
Other Income	281,139	—	—
Total revenue	75,866,090	5,937,858	1,426
Cost of real estate sales	(43,416,945)	(3,364,444)	—
Gross margin	32,449,145	2,573,414	1,426
Operating expenses	(15,468,713)	(7,458,773)	(2,071,644)
Stock compensation expense	(15,550,314)	—	—
Results from operating activities	1,430,118	(4,885,359)	(2,070,218)

Equity in net income of an associate	300,639	—	—
Listing fee	(13,755,620)	—	—
Finance income	38,665	27,084	11,713
Finance costs	(7,282,159)	(1,639,174)	(174,184)
Net finance costs	(20,698,475)	(1,612,090)	(162,471)

Loss before income tax	(19,268,357)	(6,497,449)	(2,232,689)
Income tax benefit (expense)	(7,444,936)	—	28,027
Loss for the period	(26,713,293)	(6,497,449)	(2,204,662)
Other comprehensive loss for the period:
Item that is or may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(138,963)	(1,159,811)	687,401
Total comprehensive loss for the period	(26,852,256)	(7,657,260)	(1,517,261)

*	Prior year comparatives have been reclassified to reflect the impact of the reverse recapitalization. See Note 4, “Business combination and reverse recapitalization,” of HBNB’s audited consolidated financial statements for details.

Rental income

HBNB’s rental income comprises rent from leases that have been assigned to HBNB in relation to an existing structure on the lot of land on which Hotel101-Los Angeles is expected to be developed and rent from Hotel101-Niseko’s land used for parking purposes while the Hotel101-Niseko project is under construction. HBNB intends to retain the leases in the short-term as the primary purpose of such lot of land is for the construction and development of Hotel101 projects.

Real estate sales

HBNB’s real estate sales comprise revenues from the sale of development properties under the pre-completion stage, which are recognized over time during the construction period (or percentage of completion) since, based on the terms and conditions of its contracts with buyers, HBNB’s performance does not create an asset with an alternative use and HBNB has an enforceable right to payment for performance completed to date.

Other income

HBNB’s other income consists of income other than those generated from its ordinary course of business, such as transfer fees, processing fees and closing fees charged to buyers in relation to the transfer of titles and incidental services provided by HBNB to the buyers.

Cost of real estate sales

HBNB’s cost of real estate sales consists of construction and development costs, land and land development costs and cost to obtain contract, which represents commission payments to brokers and agents for the sale of Hotel101 units less any amount previously amortized as cost. Cost is recognized based on the percentage of completion and the budgeted cost of the projects.

Operating expenses

HBNB’s operating expenses comprise professional and contracted fees, other administrative expenses, travel expenses, employee benefits expense, which includes salaries, bonus and other employee benefits, selling and marketing expenses, depreciation and amortization and utilities and office expenses.

Stock compensation expense

Stock compensation expense relates to the Key Executive Shares of the Company issued as part of the Business Combination. Key Executive Shares are measured at the fair market value of the underlying shares at the grant date and the expense is recognized over the requisite service period.

Finance income

HBNB’s finance income comprises interest income from cash in bank.

Finance costs

HBNB’s finance costs comprise interest expense on amount due to DDPC that are recognized in profit or loss. Interest expense is recognized using the effective interest method. Interest expense on HBNB’s lease liabilities is based on an incremental borrowing rate. HBNB also recognizes interest expense from the Hotel101 unit sales contracts where payment is made upfront due to the mismatch between the timing of payments from the buyer and the fact that the relevant HBNB project remains under construction.

Equity in net income of an associate

HBNB’s equity in net income of an associate represents its share in net income of HOA, the developer and operator of Hotel101-branded properties in the Philippines. Hotel101 Global acquired its investment of a 40% stake in HOA in January 2025.

Listing fee

HBNB’s listing fee relates to a one-time expense in connection with the Business Combination and represents the excess fair value of the equity interests deemed to have been issued to JVSPAC shareholders as consideration over the fair value of JVSPAC’s identifiable net assets as of closing of the Business Combination.

RESULTS OF OPERATIONS

For the year ended December 31, 2025 compared to the year ended December 31, 2024

Rental income

HBNB’s rental income increased by $344,949, or 1,164%, to $374,573 for the year ended December 31, 2025, compared to $29,624 for the year ended December 31, 2024, due to rent from leases that have been assigned to Hotel101 Global in relation to an existing structure on the lot of land on which Hotel101-Los Angeles is expected to be developed. Hotel101 Global intends to retain such leases in the short-term as the primary purpose of such lot of land is for the construction and development of Hotel101-Los Angeles. HBNB acquired the Hotel101-Los Angeles lot in December 2024 and only recognized one month of rental income for 2024.

Real estate sales

HBNB’s real estate sales increased by $69,302,144, or 1,173%, to $75,210,378 for the year ended December 31, 2025, compared to $5,908,234 for the year ended December 31, 2024, due to the recognition of revenue for Hotel101-Madrid and Hotel101-Niseko based on percentage of completion of the projects. As of December 31, 2025, Hotel101-Madrid was substantially completed and Hotel101-Niseko had already topped off and progressed to interior finishing works.

Other income

HBNB recorded other income of $281,139 for the year ended December 31, 2025, compared to nil for the year ended December 31, 2024, due to transfer, processing, and closing fees earned for Hotel101-Madrid.

Cost of real estate sales

HBNB’s cost of real estate sales increased by $40,052,501, or 1,190%, to $43,416,945 for the year ended December 31, 2025, compared to $3,364,444 for the year ended December 31, 2024, due to the recognition of cost for Hotel101-Madrid and Hotel101-Niseko in line with the revenue recognized for these projects. Costs include cost to obtain contract which represents the commissions paid to brokers in relation to the sale of the units.

Operating expenses

HBNB’s operating expenses increased by $8,009,940, or 107%, to $15,468,713 for the year ended December 31, 2025, compared to $7,458,773 for the year ended December 31, 2024, primarily due to increases in employee salaries and benefits, selling and marketing expenses, travel expenses and other administrative expenses.

Stock compensation expense

HBNB recorded stock compensation expense of $15,550,314 for the year ended December 31, 2025, compared to nil for the year ended December 31, 2024. This expense relates to the Key Executive Shares issued on June 30, 2025 in connection with the Business Combination. Stock compensation expense is based on the fair value of the underlying stock at grant date, June 30, 2025, recognized over the requisite vesting period.

Equity in net income of an associate

HBNB recorded equity in net income of an associate of $300,639 for the year ended December 31, 2025, compared to nil for the year ended December 31, 2024. Equity in net income of an associate represents HBNB’s share in net income of HOA, the developer and operator of Hotel101-branded properties in the Philippines. HBNB acquired its investment of a 40% stake in HOA in January 2025.

Listing fee

HBNB recorded listing fee of $13,755,620 for the year ended December 31, 2025, compared to nil for the year ended December 31, 2024. The listing fee relates to a one-time expense on June 30, 2025 in connection with the Business Combination and represents the excess fair value of the equity interests deemed to have been issued to JVSPAC shareholders as consideration over the fair value of JVSPAC’s identifiable net assets as of closing of the Business Combination.

Finance income

HBNB’s finance income increased by $11,581, or 43%, to $38,665 for the year ended December 31, 2025, compared to $27,084 for the year ended December 31, 2024, primarily due to increases in income from cash in bank accounts.

Finance costs

HBNB’s finance costs increased by $5,642,985, or 344%, to $7,282,159 for the year ended December 31, 2025, compared to $1,639,174 for the year ended December 31, 2024, primarily due to the interest expense from advances granted by the immediate holding company and ultimate holding company bearing fixed interest per annum, interest expense from HBNB’s lease liabilities and interest expense from Hotel101 unit sales contracts related to the significant financing component.

Loss before income tax

HBNB’s loss before income tax increased by $12,770,908, or 197%, to $19,268,357 for the year ended December 31, 2025, compared to $6,497,449 for the year ended December 31, 2024.

Income tax expense

HBNB’s income tax expense increased to $7,444,936 for the year ended December 31, 2025, compared to nil for the year ended December 31, 2024. Income tax expense comprises current income tax expense of subsidiaries and deferred tax expense for Hotel101-Madrid.

Loss for the period

As a result of the foregoing, HBNB’s loss for the period increased by $20,215,844, or 311%, to $26,713,293 for the year ended December 31, 2025, compared to $6,497,449 for the year ended December 31, 2024.

For the year ended December 31, 2024 compared to the year ended December 31, 2023

Rental income

HBNB’s rental income increased by $28,198, or 1,977%, to $29,624 for the year ended December 31, 2024 compared to $1,426 for the year ended December 31, 2023, due to rent from leases that have been assigned to HBNB in relation to an existing structure on the lot of land on which Hotel101-Los Angeles is expected to be developed, which HBNB acquired and fully paid for in December 2024. HBNB intends to retain such leases in the short-term as the primary purpose of such lot of land is for the construction and development of Hotel101-Los Angeles.

Real estate sales

HBNB recorded real estate sales of $5,908,234 for the year ended December 31, 2024 compared to nil for the year ended December 31, 2023, due to the recognition of revenue for Hotel101-Madrid and Hotel101-Niseko based on percentage of completion of the projects. In 2024, Hotel101 Global executed the Hotel101 unit sales contracts with buyers and met the criteria for revenue to be recognized.

Cost of real estate sales

HBNB recorded cost of real estate sales of $3,364,444 for the year ended December 31, 2024 compared to nil for the year ended December 31, 2023, due to the recognition of cost for Hotel101-Madrid and Hotel101-Niseko in line with the revenue recognized for these projects. Costs include cost to obtain contract which represents the commissions paid to brokers in relation to the sale of the units.

Operating expenses

HBNB’s operating expenses increased by $5,387,129, or 260%, to $7,458,773 for the year ended December 31, 2024, compared to $2,071,644 for the year ended December 31, 2023, primarily due to increases in professional and contracted services, including costs related to the listing of HBNB Ordinary Shares on Nasdaq, employee salaries and benefits, selling and marketing expenses and depreciation.

Finance income

HBNB’s finance income increased by $15,371, or 131%, to $27,084 for the year ended December 31, 2024, compared to $11,713 for the year ended December 31, 2023, primarily due to an increase in interest income from banks as a result of HBNB’s higher cash position from the collections from buyers of units in Hotel101-Madrid and Hotel101-Niseko.

Finance costs

HBNB’s finance costs increased by $1,464,990, or 841%, to $1,639,174 for the year ended December 31, 2024, compared to $174,184 for the year ended December 31, 2023, primarily due to the interest expense from advances granted by DDPC, HBNB’s immediate holding company, interest expense from HBNB’s lease liabilities and interest expense from Hotel101 unit sales contracts where payment is made upfront.

Loss before income tax

HBNB’s loss before income tax increased by $4,264,760, or 191%, to $6,497,449 for the year ended December 31, 2024, compared to $2,232,689 for the year ended December 31, 2023.

Income tax benefit

HBNB did not record any income tax expense for the year ended December 31, 2024, compared with a $28,027 income tax benefit for the year ended December 31, 2023, primarily due to the non-recognition of deferred tax assets for the taxable losses of the Group in 2024.

Loss for the period

As a result of the foregoing, HBNB’s loss for the period increased by $4,292,787, or 195%, to $6,497,449 for the year ended December 31, 2024, compared to $2,204,662 for the year ended December 31, 2023.

DESCRIPTION OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION LINE ITEMS

The following table sets forth selected information from HBNB’s consolidated statements of financial position as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024*
	($)
Assets
Non-current Assets
Other assets	251,725	188,736
Property and equipment, including right-of-use assets of $1.17 million as of December 31, 2025 and $1.07 million as of December 31, 2024	7,576,802	6,821,049
Deferred tax assets	302,978	37,844
Investment in associate	15,796,421	—
Total Non-current Assets	23,927,926	7,047,629

Current Assets
Development properties	86,921,711	61,544,287
Receivables, including amounts due from holding companies and related parties of $0.39 million and $0.11 million as of December 31, 2025 and December 31, 2024, respectively	22,243,647	532,268
Prepayments and other assets	4,538,023	2,507,057
Cash and cash equivalents	14,670,545	15,043,201
Total Current Assets	128,373,926	79,626,813

Total Assets	152,301,852	86,674,442

Equity
Share capital	23,403	16,456
Accumulated losses	(35,589,078)	(8,875,785)
Additional paid-in capital	52,981,832	10,399,063
Foreign currency translation reserve	(304,421)	(165,458)
Total Equity	17,111,736	1,374,276

Non-current Liabilities
Deferred tax liabilities	7,658,381	—
Lease liabilities	731,304	683,572
Total Non-current Liabilities	8,389,685	683,572

Current Liabilities
Lease liabilities	514,018	415,466
Payables, including amounts due to holding companies and related parties of $109.34 million in 2025 and $59.71 million in 2024	126,286,413	84,201,128
Total Current Liabilities	126,800,431	84,616,594

Total Liabilities	135,190,116	85,300,166

Total Liabilities and Equity	152,301,852	86,674,442

*	Prior year comparatives have been reclassified to reflect the impact of the reverse recapitalization. See Note 4, “Business combination and reverse recapitalization,” of HBNB’s audited consolidated financial statements for details.

Other assets

HBNB’s other assets comprise long-term deposits related to construction and leases.

Property and equipment

HBNB’s property and equipment comprises right-of-use assets, leasehold improvements, office equipment and building.

Deferred tax assets and liabilities

HBNB’s deferred tax assets and liabilities mainly represent deferred tax components related to lease liabilities and right-of-use assets, cost of sales and real estate sales recognized based on percentage of completion, and tax losses recognized in profit or loss. Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets and liabilities are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized or the related tax expense will be incurred; such reductions are reversed when the probability of future results change.

Development properties

HBNB’s development properties are properties that are acquired and developed or constructed for sale in the ordinary course of business, rather than to be held for rental or capital appreciation, and represent the cost of land, construction and development of condominium hotel units for Hotel101-Niseko and Hotel101-Madrid, and the land related acquisition costs for the lot of land on which Hotel101-Los Angeles is expected to be developed.

Receivables

HBNB’s receivables comprise installment contracts receivable, amount due from related parties, amount due from DDPC and other receivables. Installment contracts receivable pertains to receivables from the sale of development properties, collectible in monthly installments over a period of one to three years or until the project is completed. The amount due from related parties pertains to receivables from HOA for the collections made by HBNB for bookings of HOA projects using HBNB’s application, which are non-trade, unsecured, non-interest bearing and repayable on demand. The amount due from DDPC pertains to reimbursables paid by HBNB, which are non-trade, unsecured, non-interest bearing and repayable on demand. Other receivables mainly pertain to the receivable from tax authorities for stamp duty refund and receivable from the property manager managing the existing structure on the lot of land where Hotel101-Los Angeles is expected to be developed.

Prepayments and other assets

HBNB’s prepayments and other assets comprise input VAT and other taxes, prepayments, advances to suppliers, costs to obtain contract — net, refundable deposits and other deposits. Input VAT represents accumulated input taxes from purchases of goods and services for business operations and purchases of materials and services for the building and leasehold construction which can be applied against future output value-added tax. Prepayments include prepaid real property taxes, rent, insurance and other prepaid expenses. Advances to suppliers pertain to payments to suppliers for services not yet delivered. Cost to obtain contract — net represents commission payments to brokers and agents for the sale of Hotel101 unit less any amount recognized as cost.

Cash and cash equivalents

HBNB’s cash and cash equivalents comprise of cash at bank, which are used by HBNB and its subsidiaries in the management of its short-term commitments.

Lease liabilities

HBNB’s lease liabilities are denominated in various currencies and have an incremental borrowing rate of between 7.00% to 8.50%. These lease liabilities have varying maturities between 2026 to 2029.

Payables

HBNB’s payables comprise trade payables, deposits, amount due to ultimate holding company, amount due to immediate holding company, amount due to related parties and accrued expenses.

Deposits represent payments to HBNB by prospective buyers of the Hotel101-Niseko and Hotel101-Madrid projects which are to be applied against the contracts receivable upon recognition of revenue.

HBNB’s amount due to ultimate holding company includes advances by DoubleDragon for working capital requirements of HBNB and expenses paid by DoubleDragon on behalf of HBNB. HBNB’s amount due to ultimate holding company is non-trade, unsecured, and repayable on demand and bears fixed interest per annum.

HBNB’s amount due to immediate holding company includes advances by DDPC for working capital requirements of HBNB and expenses paid by DDPC on behalf of HBNB. HBNB’s amount due to immediate holding company is non-trade, unsecured, repayable on demand and bears fixed interest per annum.

HBNB’s amounts due to related parties pertain to advances made by related parties and reimbursables initially paid by related parties. These amounts are non-trade, interest-free, unsecured and repayable on demand.

HBNB’s other payables represent amount due to third party suppliers including trade payables, non-trade payables, accrued expenses and taxes payable.

As of December 31, 2025 compared to December 31, 2024

Assets

HBNB’s total assets were $152,301,852 as of December 31, 2025, an increase of $65,627,410, or 76%, from total assets of $86,674,442 as of December 31, 2024.

Other assets

HBNB’s other assets were $251,725 as of December 31, 2025, an increase of $62,989, or 33%, from other assets of $188,736 as of December 31, 2024, due to the payment of long-term deposits related construction and leases.

Property and equipment

HBNB’s property and equipment was $7,576,802 as of December 31, 2025, an increase of $755,753, or 11%, from property and equipment of $6,821,049 as of December 31, 2024, due to additions in 2025 for right-of-use assets for new leases, additional leasehold improvements and office equipment, offset by depreciation for the year.

Deferred tax assets

HBNB’s deferred tax assets were $302,978 as of December 31, 2025, an increase of $265,134, or 701%, from deferred tax assets of $37,844 as of December 31, 2024, mainly due to the deferred tax component of cost of sales recognized based on percentage of completion and lease liabilities.

Investment in associate

HBNB recorded investment in associate of $15,796,421 as of December 31, 2025, compared to nil as of December 31, 2024, due to its 40% investment in HOA acquired in January 2025 less its share in the net income of HOA for 2025.

Development properties

HBNB’s development properties were $86,921,711 as of December 31, 2025, an increase of $25,377,424, or 41%, from development properties of $61,544,287 as of December 31, 2024, primarily due to the increase in construction in progress for Hotel101-Niseko and Hotel101-Madrid, which were offset by the cost of real estate sales recognized in 2025.

Receivables

HBNB’s receivables were $22,243,647 as of December 31, 2025, an increase of $21,711,379, or 4,079%, from receivables of $532,268 as of December 31, 2024, primarily due to increase in installment contracts receivable from Hotel101 unit sales contracts and amounts due from related parties. The increase in installment contracts receivable was due to the substantial completion of Hotel101-Madrid in 2025.

Prepayments and other assets

HBNB’s prepayments and other assets were $4,538,023 as of December 31, 2025, an increase of $2,030,966, or 81%, from prepayments and other assets of $2,507,057 as of December 31, 2024, primarily due to the increase in advances to suppliers and prepaid expenses.

Cash and cash equivalents

HBNB’s cash and cash equivalents were $14,670,545 as of December 31, 2025, a decrease of $372,656, or 2%, from cash and cash equivalents of $15,043,201 as of December 31, 2024, primarily due to payments for the construction of Hotel101 projects offset by advances from parent companies and collections from sales of Hotel101 projects.

Liabilities

HBNB’s total liabilities were $135,190,116 as of December 31, 2025, an increase of $49,889,950, or 58%, from total liabilities of $85,300,166.

Deferred tax liabilities

HBNB recorded deferred tax liabilities of $7,658,381 as of December 31, 2025, compared to nil as of December 31, 2024. The deferred tax liabilities were mainly due to the deferred tax component of real estate sales recognized based on percentage of completion and right-of-use assets.

Lease liabilities

HBNB’s lease liabilities — non-current portion were $731,304 as of December 31, 2025, an increase of $47,732, or 7%, from lease liabilities — non-current portion of $683,572 as of December 31, 2024, primarily due to reclassification to current lease liabilities offset by additional lease liabilities from new leases. HBNB’s lease liabilities — current portion were $514,018 as of December 31, 2025, an increase of $98,552, or 24%, from lease liabilities — current portion of $415,466 as of December 31, 2024, primarily due to the additional lease liabilities and higher current rental payables from the escalation in rental rates under certain lease agreements.

Payables

HBNB’s payables were $126,286,413 as of December 31, 2025, an increase of $42,085,285, or 50%, from payables of $84,201,128 as of December 31, 2024, primarily due to the additional advances from holding companies and related parties and increase in trade payables.

HBNB’s deposits were $3,854,630 as of December 31, 2025, a decrease of $18,688,808, or 83%, from deposits of $22,543,438 as of December 31, 2024, primarily due to the application of deposits to receivables as a result of increase in construction completion of Hotel101-Madrid and Hotel101-Niseko.

HBNB’s amount due to ultimate holding company was $81,151,493 as of December 31, 2025, an increase of $45,510,604, or 128%, from amount due to ultimate holding company of $35,640,889 as of December 31, 2024, primarily due to additional advances from DoubleDragon and unpaid interest to DoubleDragon.

HBNB’s trade payables was $9,696,361 as of December 31, 2025, an increase of $8,073,379, or 497%, from trade payables of $1,622,982 as of December 31, 2024, primarily due to higher payables for Hotel101-Madrid and Hotel101-Niseko mainly related to construction.

Key Performance Measures

We review several key performance measures, discussed below, to evaluate our business and results, measure performance, identify trends, formulate plans, and make strategic decisions. We believe that the presentation of such metrics is useful to management and counterparties and is also useful to investors in understanding and evaluating our operating performance in the same manner as it helps our management.

●	“Real estate development margin” is a non-IFRS financial measure defined as the real development gross profit divided by total real estate sales. Real estate development gross profit is calculated as real estate sales less cost of real estate sales.

●	“EBITDA” is a non-IFRS financial measure defined as net loss for the period adjusted for the following:

o	provision for income taxes

o	finance income

o	finance costs

o	depreciation and amortization;

o	non-cash stock compensation expense; and

o	one-time listing fee expense.

●	“EBITDA Margin” is a non-IFRS financial measure and is calculated as EBITDA divided by total revenue.

These non-IFRS financial measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS or as an indicator of our performance. These non-IFRS financial measures may not be comparable with similarly titled measures presented by other companies and other companies may calculate similarly titled measures differently, limiting the usefulness of such non-IFRS financial measures when analyzing our data comparatively. Accordingly, non-IFRS financial measures have limitations as analytical tools. In addition, these non-IFRS financial measures do not have any standardized meaning under IFRS or method of calculation and should not be considered in isolation or as substitutes for analysis of financial measures prepared in accordance with IFRS, such as profit/(loss) for the period.

A reconciliation is provided for each non-IFRS financial measure to the most directly comparable financial measure stated in accordance with IFRS. Investors are encouraged to review the related IFRS financial measures and the reconciliations of these non-IFRS financial measures to their most directly comparable IFRS financial measures.

We are not aware of any uniform standards for calculating these key metrics, which may hinder comparability with other companies that may calculate similarly titled metrics in a different way.

	For the year ended December 31,
	2025	2024	2023
Real estate development margin (%)(1)	42.3%	43.1%	-%
EBITDA ($)(2)	$18,054,437	$(4,301,132)	$(1,901,434)
EBITDA Margin (%)(3)	23.8%	(72.4)%	(133,340.4)%
Number of Hotel101 rooms sold (rooms)	477	265	28

Notes:

(1)	The following is the reconciliation of real estate sales to real estate development margin:

	For the year ended December 31,
	2025	2024	2023
	($)
Real estate sales	$75,210,378	$5,908,234	$-
Cost of real estate sales	$43,416,945	$3,364,444	$-
Gross development margin	$31,793,433	$2,543,790	$-
Gross development margin divided by real estate sales	42.3%	43.1%	-%

(2)	The following is a reconciliation of loss for the period to EBITDA:

	For the year ended December 31,
	2025	2024	2023
	($)
Loss for the period:	(26,713,293)	(6,497,449)	(2,204,662)
Adjusted to exclude the following:
Income taxes	7,444,936	-	(28,027)
Finance costs	7,282,159	1,639,174	174,184
Finance income	(38,665)	(27,084)	(11,713)
Depreciation and amortization	773,366	584,227	168,784
Non-cash stock compensation expense	15,550,314	-	-
One-time listing fee expense	13,755,620	-	-
EBITDA	18,054,437	(4,301,132)	(1,901,434)

(3)	EBITDA margin is calculated as EBITDA divided by total revenue.

B. Liquidity and Capital Resources.

HBNB’s principal sources of liquidity used to finance its capital requirements have been, and will continue to be, cash advances from its immediate holding company, DDPC, its ultimate holding company, DoubleDragon, and other related parties. HBNB’s liquidity has been and will continue to be influenced by a variety of factors, including: HBNB’s ability to generate cash flow from its operating activities, the willingness and ability of HBNB’s related parties to lend and/or advance funds to HBNB, changes in exchange rates which will impact HBNB’s generation of cash flows from operating activities, and HBNB’s capital expenditure requirements, as well as other factors discussed under “Item 3. Key Information—D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects—HBNB’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Results of Operations” above.

Going concern

HBNB sustained losses in 2025 and 2024 which resulted in accumulated losses of $35,589,078 and $8,875,785 as of December 31, 2025 and December 31, 2024, respectively. The losses were mainly due to the high start-up costs for the Group as the Group continues to expand globally and the loss from Business Combination. These factors raise significant doubt about HBNB’s ability to continue as a going concern for at least twelve months from the end of the reporting period. The significant doubt is alleviated, however, as the ultimate holding company has undertaken to provide the necessary financial support to enable HBNB to continue its operations as a going concern and to meet its liabilities as and when they fall due. The ultimate holding company also pledged not to enforce its right to collect from HBNB any advances made and working capital loans extended until such time that HBNB has the ability to repay them. The consolidated financial statements of the Group have been prepared on a going concern basis.

Cash Flows

The following table sets forth selected information from HBNB’s audited consolidated statements of cash flows for the years ended December 31, 2025, 2024 and 2023:

	For the year ended December 31
	2025	2024	2023
	($)
Net cash used in operating activities	(42,242,451)	(7,304,703)	(34,135,844)
Net cash used in investing activities	(986,008)	(420,182)	(480,375)
Net cash provided by financing activities	42,688,983	21,466,797	33,511,327
Net changes in cash and cash equivalents	(539,476)	13,741,912	(1,104,892)
Cash at beginning of the period	15,043,201	2,536,211	2,954,287
Effect of exchange rate fluctuations on cash held	166,820	(1,234,922)	686,816
Cash at end of the period	14,670,545	15,043,201	2,536,211

Cash flow used in operating activities

HBNB’s cash flows used in operating activities reflects the expenses related to its operations, primarily acquisition, investment and development of real estate properties and ventures for the development of Hotel101 projects, as adjusted by non-cash items such as the depreciation expense, stock compensation expense, listing fee, share in net income of an associate and finance costs. HBNB’s cash flows used in operating activities were also affected by working capital changes such as changes in receivables, development properties, prepayments and other assets and payables.

HBNB’s net cash used in operating activities increased by $34,937,748, or 478%, to $42,242,451 for the year ended December 31, 2025 compared to $7,304,703 for the year ended December 31, 2024, primarily due to the increase in payables mainly from trade payables of Hotel101-Madrid and Hotel101-Niseko and payments for the construction of Hotel101-Madrid and Hotel101-Niseko and increase in receivables mainly from the installment contracts receivable of Hotel101-Madrid.

HBNB’s net cash used in operating activities decreased by $26,831,141, or 79%, to $7,304,703 for the year ended December 31, 2024 compared to $34,135,844 for the year ended December 31, 2023, primarily due to the increase in payables mainly from contract liabilities because of collections from buyers of Hotel101-Madrid and Hotel101-Niseko, partially offset by payments for Hotel101-Los Angeles lot and payments for the construction of Hotel101-Madrid and Hotel101-Niseko.

HBNB’s net cash used in operating activities was $34,135,844 for the year ended December 31, 2023, primarily due to payments for development properties for the payment of Hotel101-Madrid lot acquisition and payments for the construction of Hotel101-Madrid and Hotel101-Niseko offset by increase in payables mainly from contract liabilities because of collections from buyers of Hotel101-Madrid and Hotel101-Niseko.

Cash flow used in investing activities

HBNB’s cash flows used in investing activities reflects the increase in other noncurrent assets and purchase of property and equipment mainly for its head office and marketing offices.

HBNB’s net cash used in investing activities increased by $565,826, or 135%, to $986,008 for the year ended December 31, 2025 compared to $420,182 for the year ended December 31, 2024, primarily due to the increase in additions to property and equipment.

HBNB’s net cash used in investing activities decreased by $60,193, or 13%, to $420,182 for the year ended December 31, 2024 compared to $480,375 for the year ended December 31, 2023, primarily due the decrease in additions to property and equipment.

HBNB’s net cash used in investing activities was $480,375 for the year ended December 31, 2023, primarily due to additions to property and equipment.

Cash flow provided by financing activities

HBNB’s cash flows provided by financing activities reflects the (payment) advances from ultimate holding company — net, advances from immediate holding company — net, advances from related parties, payment of lease liabilities, cash flows from the Business Combination, cancellation of shares and interest paid on leases.

HBNB’s net cash provided by financing activities increased by $21,222,186, or 99%, to $42,688,983 for the year ended December 31, 2025 compared to $21,466,797 for the year ended December 31, 2024, primarily due to additional advances from the ultimate holding company and related parties and proceeds from the Key Executive Shares issued in relation to the Business Combination.

HBNB’s net cash provided by financing activities decreased by $12,044,530, or 36%, to $21,466,797 for the year ended December 31, 2024 compared to $33,511,327 for the year ended December 31, 2023, primarily due to payments to related parties offset by additional advances from the parent company.

HBNB’s net cash provided by financing activities was $33,511,327 for the year ended December 31, 2023, primarily due to additional advances from the immediate parent company and related parties offset by payment of advances from ultimate holding company.

Capital Commitments

Aside from the items described in “— Capital Expenditures” below, HBNB has no other material capital commitments.

Capital Expenditures

HBNB’s capital expenditures for the years ended December 31, 2025, 2024 and 2023 was $66,913,560, $35,432,349 and $29,577,293, respectively. The table below sets forth the primary capital expenditures of HBNB for the years ended December 31, 2025, 2024 and 2023:

	For the year ended December 31,
	2025	2024	2023
	$
Land	160,962	15,071,438	25,042,314
Development properties, Construction-in-progress	65,829,579	14,937,907	4,054,604
Leasehold improvements	532,828	153,809	470,718
Equipment and showrooms	390,191	77,637	9,657
Building	—	5,191,558	—
Total capital expenditures	66,913,560	35,432,349	29,577,293

Off-balance Sheet Arrangements

As of December 31, 2025, HBNB did not have any material off-balance sheet transactions, arrangements or obligations. As of December 31, 2025, HBNB did not have any unconsolidated subsidiaries.

D. Research and Development, Patents and Licenses, etc.

See the information set forth in the sections titled “Item 4. Information on the Company—B. Business Overview—The HBNB Group—Operations—Hotel101—(iv) Hotel101 App” and “Item 4. Information on the Company—B. Business Overview—The HBNB Group—Intellectual Property.”

E. Trend Information.

A discussion of the most recent trends in HBNB’s products, sales and expenses since December 31, 2023 is set out in the section titled “Item 5. Operating and Financial Review and Prospects—HBNB’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—A. Operating Results.” In addition, a discussion of trends, uncertainties, demands, commitments or events that HBNB is aware of and believes are reasonably likely to have a material effect on HBNB’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions is set out in the sections titled “Item 3. Key Information,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

F. Critical Accounting Estimates

HBNB’s audited consolidated financial statements are prepared and presented in accordance with IFRS as issued by the International Accounting Standards Board. For a discussion of the estimates and assumptions used by HBNB in the preparation of its consolidated financial statements, see Notes 2 and 3 to HBNB’s audited consolidated financial statements included elsewhere in this Annual Report.

Significant areas where estimates are made include impairment assessment of development properties and financial instruments, valuation of financial instruments, economic lives of leased assets, valuation allowances for deferred tax assets, depreciable lives of property and equipment, expected credit losses and measurement of share-based compensation.

Impairment of development properties

HBNB impairs the costs of development properties to net realizable value whenever net realizable value becomes lower than cost due to damage, physical deterioration, obsolescence, changes in price levels or other causes. Estimates of net realizable value are based on the most reliable evidence available at the time the estimates are made of the amount the development properties are expected to be realized. These estimates take into consideration fluctuations of price or cost directly relating to events occurring after the reporting date to the extent that such events confirm conditions existing at the reporting date.

No impairment was recognized on the Hotel101’s development properties as of December 31, 2025 and 2024.

Real estate sales

HBNB’s real estate sales comprise revenues from the sale of development properties under the pre-completion stage, which are recognized over time during the construction period (or percentage of completion) since, based on the terms and conditions of its contracts with buyers, Hotel101’s performance does not create an asset with an alternative use and HBNB has an enforceable right to payment for performance completed to date.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table provides information about the directors and executive officers of HBNB as of the date of this Annual Report.

Name	Age	Position(s)
Marriana Henares Yulo	42	Director and Chief Executive Officer
Rodolfo Ma. Allena Ponferrada	49	Executive Chairman and Director
Jacy Ryan Tan Chua	41	Director and Chief Financial Officer
Earl Ericson King Tanmantiong	37	Director and Chief Technology Officer
Gary Emerson Po Cheng	61	Independent Director
Rene De Jesus Buenaventura	71	Independent Director
Victoria R. Tamayao	66	Independent Director
Catherine Ying Sau Chan	47	Chief Development Officer

Marriana Henares YULO has served as Director of HBNB since 2024 and Chief Executive Officer of HBNB since March 3, 2025. In addition, Ms. Yulo has served as Director and Chief Executive Officer of Hotel101 Global from 2022 to present, Chief Investment Officer of DoubleDragon Corporation, a company listed on the Philippine Stock Exchange and the indirect parent company of HBNB, from 2015 to present and Director and Chief Financial Officer of MerryMart Consumer Corp., a company listed on the Philippine Stock Exchange and an affiliate of HBNB, from 2009 to present. Ms. Yulo has also served as Chairman and Director of Mbox Smart Lockers Corp., an affiliate of HBNB, from 2021 to present, Director of M Supplies Corp., an affiliate of HBNB, from 2009 to present, Director of Carlos Drugs-Lucena Inc., an affiliate of HBNB, from 2002 to present, Director of Z.C. Ramthel Corporation, an affiliate of HBNB, from 2009 to present, Chief Financial Officer of Beedragon Global Corp., an affiliate of HBNB, from 2021 to present, Director and Treasurer of Mevorechet Corporation from 2012 to present, Director of CanopyProperties, Inc. from 2020 to present and Director and Chief Financial Officer of Young Focus for Education and Development Foundation, a non-profit organization, from 2018 to present. Ms. Yulo holds a bachelor of science in business administration from Palawan State University and a masters in business administration from University of St. La Salle.

Rodolfo Ma. Allena PONFERRADA has served as Executive Chairman and Director of HBNB since March 3, 2025. Atty. Ponferrada also has served as Director of PXP Energy Corporation, a company listed on the Philippine Stock Exchange, from 2024 to present and Managing Partner of Ponferrada & San Juan Law Office. Prior to joining HBNB, Atty. Ponferrada served as President of Alphaland Corporation from 2022 to 2025, and as President of Atok-Big Wedge Co., Inc., a company listed on the Philippine Stock Exchange, from 2023 to 2024. Atty. Ponferrada holds a bachelor of science in management, magna cum laude, from Ateneo de Manila University and a bachelor of laws, cum laude, from the University of the Philippines where he was class valedictorian in 2001. He is a member of the Philippine bar and is licensed to practice law.

Jacy Ryan Tan CHUA has served as Director and Chief Financial Officer of HBNB since March 3, 2025. In addition, Mr. Chua has served as Chief Financial Officer of Hotel101 Global from 2024 to present. Prior to joining Hotel101 Global, Mr. Chua served as Chief Financial Officer of Trimark Group Holdings, Inc. from 2023 to 2024, President and Chief Operating Officer of CherryMobile Communications, Inc. from 2021 to 2022, Chief Financial Officer of Cosmic Technologies, Inc. from 2016 to 2020 and Director of UBS Investments Philippines, Inc. and Associate Director of UBS AG Singapore from 2009 to 2016. Mr. Chua holds a bachelor of science in business administration from Boston University.

Earl Ericson King TANMANTIONG has served as Director and Chief Technology Officer of HBNB since March 3, 2025. In addition, Mr. Tanmantiong has served as Chief Technology Officer of Hotel101 Global since 2024. Prior to joining Hotel101 Global, Mr. Tanmantiong served as Founder and President of Earl Hotel Revenue Management Corp., a revenue management service provider for hotel chains in the Philippines. Mr. Tanmantiong holds a bachelor of science in hotel administration, cum laude, from Cornell University. Mr. Tanmantiong is the nephew of Dr. Tan Caktiong.

Gary Emerson Po CHENG has served as Independent Director of HBNB since March 3, 2025. Since 2008, Mr. Cheng has served as Managing Director at Fortman Cline Capital Markets Limited, a boutique investment bank he co-founded. Mr. Cheng also has served as Independent Director of DoubleDragon Corporation, a company listed on the Philippine Stock Exchange and the indirect parent company of HBNB, from 2014 to present and Independent Director of MerryMart Consumer Corp., a company listed on the Philippine Stock Exchange and an affiliate of HBNB, from 2020 to present. He previously served as President and CEO of Amalgamated Investment Bancorporation from 2003 to 2008 and Vice President of J.P. Morgan from 1993 to 2001. Mr. Cheng holds a bachelor of arts in philosophy and a bachelor of science in business management from Be La Salle University and a doctor of philosophy in philosophy from University of Leeds.

Rene De Jesus BUENAVENTURA has served as Independent Director of HBNB since March 3, 2025. Mr. Buenaventura also has served as President of Gramercy Holdings Inc. from 2006 to present, President of Canyon Crest Holdings Inc. from 2006 to present, President of Cliveden Management Corp. from 2007 to present, President of Pin-An Holdings, Inc. from 2007 to present, President of Hengrave Holdings Corporation from 2013 to present, Vice Chairman of Equicom Manila Holdings, inc. from 2006 to present, Vice Chairman of ALGO Leasing and Finance, Inc. from 2008 to present, Vice Chairman of Equicom Savings Bank from 2008 to present, Director of Equitable Foundation Inc. from 2002 to present, Director of Equicom Inc. from 2007 to present, Director of Equicom Property Holdings Corp. from 2007 to present, Director of Maxicare Healthcare Corporation from 2007 to present, Director of SteelAsia Manufacturing Corporation from 2016 to present, Director of SteelAsia Development Corporation and Management Corp. from 2016 to present, Director of Candelaria Steel from 2016 to present, Director of Consumer CreditScore Philippines, Inc. from 2016 to present, Independent Director of UBS Investments Philippines, Inc. from 2010 to present, Independent Director of Lorenzo Shipping Corporation, a company listed on the Philippine Stock Exchange, from 2017 to present, Independent Director of GT Capital Holdings, Inc., a company listed on the Philippine Stock Exchange, from 2018 to present, Independent Director of Maxicare Life Insurance Corporation from 2022 to present and Trustee of GO Kim Pah Foundation, Inc. from 2006 to present. In addition, Mr. Buenaventura has served as Independent Director of DDMP REIT, Inc., a company listed on the Philippine Stock Exchange and an affiliate of HBNB, from 2020 to present, Independent Director of DDMP REIT Property Managers, Inc., an affiliate of HBNB, from 2020 to present and Independent Director of DDMP REIT Fund Managers, Inc., affiliate of HBNB, from 2020 to present. Mr. Buenaventura holds a bachelor of arts in behavioral science, summa cum laude, a bachelor of science in accounting, summa cum laude, and a masters in business administration from De La Salle University. Mr. Buenaventura is a Certified Public Accountant.

Victoria R. TAMAYAO has served as Independent Director of HBNB since March 3, 2025. Atty. Tamayao also currently serves as the senior partner and managing partner of Tamayao & Affiliates, Attorneys-at-Law, a law firm she co-founded in 2006. Since 2020, Atty. Tamayao has served as an Independent Director of MerryMart Consumer Corp., a company listed on the Philippine Stock Exchange and an affiliate of HBNB, from 2020 to present. Atty. Tamayao has also served as Chairman, President and Director of Glory Facilities and Development, Inc. from 2019 to present, Director of Glory Philippines, Inc. from 1994 to present, Director of Cognizant Technology Solutions Philippines, Inc. from 2008 to present and Director and Treasurer of Victoria Regina Holdings, Inc. from 2001 to present. Atty. Tamayao previously served as Director of MediCall Philippines, Inc. from 2012 to 2024. Atty. Tamayao holds a bachelor of laws and bachelor of science in business economics, cum laude, from the University of the Philippines, Diliman. She is a member of the Philippine bar and is licensed to practice law.

Catherine Ying Sau CHAN has served as Chief Development Officer of HBNB since March 3, 2025. In addition, Ms. Chan has served as Chief Development Officer of Hotel101 Global since 2023. Prior to joining Hotel101 Global, Ms. Chan served as Vice President — Head of Branded Residences (Asia Pacific) and Global Brand Advisory Lead at Accor from 2019 to 2023 and Chief Representative and Head of Business Development at Berkeley Group from 2017 to 2019. Ms. Chan holds an MBA from IE University, a master’s degree in counseling from Monash University and a bachelor of science in industrial management and a bachelor of arts in psychology, with high honors, from Carnegie Mellon University.

B. Compensation.

HBNB’s Independent Directors are entitled to the following compensation:

●	on an annual basis, a grant of restricted stock units representing shares with a then-market value of $50,000, which shall vest in full on the first anniversary of such grant;

●	annual fee of $50,000, payable on a quarterly basis;

●	to the extent applicable, annual fee of $10,000 to serve as chair of the audit committee or $3,750 to serve as a non-chair member of the audit committee; and

●	to the extent applicable, annual fee of $7,500 to serve as chair of any board committee other than the audit committee or $2,500 to serve as a non-chair member of any board committee other than the audit committee.

Aggregate Compensation of Executive Officers and Directors

The aggregate compensation paid to HBNB’s key management and directors as a group for the years ended December 31, 2023, 2024 and 2025 was $28,299, $590,521 and $3,252,572, respectively.

2025 Equity Incentive Plan

On October 24, 2025, HBNB’s board of directors approved the 2025 EIP, under which HBNB may grant equity or other share or cash-based awards to employees of HBNB and its subsidiaries, directors of HBNB and consultants engaged by HBNB or any of its subsidiaries (collectively, “Service Providers”) in order to attract, retain and motivate such persons who make (or are expected to make) important contributions to HBNB by providing these individuals with equity ownership opportunities.

Plan Administration. The 2025 EIP is administered by HBNB’s board of directors or a committee designated by HBNB’s board of directors, whose powers or authority under the 2025 EIP may be delegated, to the extent permitted by applicable law and stock exchange rules, to one or more officers of HBNB in accordance with the 2025 EIP (the “Plan Administrator”). The Plan Administrator has the authority to make all determinations and interpretations under the 2025 EIP and set terms and conditions of all awards granted thereunder, subject to the terms of the 2025 EIP and applicable law and stock exchange rules.

Limitation on Awards and Shares Available. Up to 23,403,239 HBNB Ordinary Shares have initially been approved for issuance under the 2025 EIP. The shares that HBNB issues or delivers under the 2025 EIP may consist of authorized but unissued shares, shares purchased on the open market or treasury shares. If all or any part of an award expires, lapses or is terminated, converted into an award in respect of shares of another entity in connection with a spin-off or other similar event, exchanged or settled for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, in any case, in a manner that results in HBNB acquiring shares covered by the award at a price not greater than the price paid by the participant for such shares or not issuing any shares covered by the award, any shares subject to such award may be used again for new grants under the 2025 EIP. However, shares withheld or tendered in payment of the exercise price of an option, shares withheld or tendered to satisfy tax withholding obligations for awards other than full value awards, shares subject to a share appreciation right that are not issued in connection with the share settlement of the share appreciation right upon exercise, and shares purchased on the open market with cash proceeds from option exercises will not be used again for new grants under the 2025 EIP.

Types of Awards. Under the 2025 EIP, the Plan Administrator may grant option awards, shares appreciation rights award, restricted share awards, restricted share unit awards, performance bonus awards, performance share unit awards, dividend equivalents awards or other share or cash-based awards.

Award Agreements. All awards under the 2025 EIP will be set forth in award agreements, which will detail the terms and conditions of awards, including the exercise price, grant price, purchase price, any performance criteria, any restrictions or limitations on the award, any schedule for vesting, lapse of forfeiture restrictions or restrictions on the exercisability of an award, as determined by the Plan Administrator, subject to the limitations in the 2025 EIP.

Eligibility. Employees of HBNB and its subsidiaries, directors of HBNB and consultants engaged by HBNB or any of its subsidiaries are eligible to receive awards under the 2025 EIP, as determined from time to time by the Plan Administrator.

Duration of Options and Share Appreciation Rights. All options and share appreciation rights granted under the 2025 EIP will generally expire on the 10th anniversary of the date of grant to participants of such options, subject to earlier expiration. Unless otherwise determined by the Plan Administrator or as specified in the award agreement, (a) no portion of an option or share appreciation right which is unexercisable at a participant’s termination of service shall thereafter become exercisable and (b) the portion of an option or share appreciation right that is unexercisable at a participant’s termination of service shall automatically expire on the date of such termination of service.

Transferability. Unless otherwise approved by the Plan Administrator in accordance with the 2025 EIP, including any conditions for transfer to permitted transferees and compliance with applicable law, no award may be sold, assigned, transferred, pledged or otherwise encumbered, either voluntarily or by operation of law, except by will or the laws of descent and distribution, unless and until such award has been exercised or the shares underlying such award have been issued, and all restrictions applicable to such shares have lapsed. During the life of a participant, awards will be exercisable only by the participant. After the death of a participant, any exercisable portion of an award may, prior to the time when such portion becomes unexercisable under the plan or the applicable award agreement, be exercised by the participant’s personal representative or by any person empowered to do so under the deceased participant’s will or under the then-applicable law of descent and distribution.

Termination of Service. HBNB, in its sole discretion, shall determine the effect of all matters and questions relating to any termination of service, including, without limitation, whether a termination of service has occurred, whether a termination of service resulted from a discharge for cause and all questions of whether particular leaves of absence constitute a termination of service.

Clawback. All awards under the 2025 EIP, including any proceeds, gains, or other economic benefits received upon grant or exercise of any award or the receipt or resale of shares underlying the award, are subject to recoupment by HBNB to the extent required by applicable law or any policy of HBNB on reimbursement of incentive compensation, whether or not such policy was in place at the time of the grant.

As of the date of this Annual Report, an aggregate of 18,429 HBNB Ordinary Shares have been granted to certain directors and executive officers of HBNB, which include the following:

On January 30, 2026, an aggregate of 18,429 HBNB Ordinary Shares underlying restricted share units (“RSUs”) were granted to the following non-executive directors of HBNB pursuant to the Company’s 2025 EIP and non-executive director compensation policy:

Name	Title	RSUs Granted	Vesting Date
Gary Emerson Po Cheng	Independent Director	6,143	January 30, 2027
Rene De Jesus Buenaventura	Independent Director	6,143	January 30, 2027
Victoria Ramos Tamayao	Independent Director	6,143	January 30, 2027

Each RSU represents the right to receive one HBNB Ordinary Share upon vesting. The RSUs vest 100% on the first anniversary of the grant date (January 30, 2027), subject to the grantee’s continued service as a non-executive director through such date. No exercise price or purchase price is payable in connection with the RSUs.

The foregoing description of the 2025 EIP does not purport to be complete and is qualified in its entirety by the full text of the 2025 Equity Incentive Plan attached as Exhibit 4.11 to this Annual Report and is incorporated by reference herein.

Key Executive Shares

On June 30, 2025, HBNB entered into restricted share subscription agreements (each, a “Restricted Share Subscription Agreement”) with certain key executives and/or employees of HBNB and/or its affiliates (the “Restricted KES Subscribers”) with respect to an aggregate of 34,170,000 Key Executive Shares (“Restricted KES”). On June 30, 2025, HBNB issued the Restricted KES to the relevant Restricted KES Subscribers at $0.0642 per share. The Restricted KES will vest according to the following schedule (the “Vesting Schedule”) from June 30, 2025.

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

During the year ended December 31, 2025, HBNB completed the buyback of 120,000 Key Executive Shares from two Restricted KES Subscribers who ceased to hold their roles with HBNB.

On June 30, 2025, HBNB entered into share subscription agreements (each, a “Share Subscription Agreement”) with certain consultants and/or employees of HBNB and/or its affiliates (the “KES Subscribers” and together with the Restricted KES Subscribers, the “Key Executives”) with respect to an aggregate of 330,000 Key Executive Shares (“Subscribed KES”). On June 30, 2025, HBNB issued the Subscribed KES to the relevant KES Subscribers at $0.0642 per share. On July 2, 2025, HBNB entered into an amendment to each Share Subscription Agreement (each, an “Amendment”) with each KES Subscriber pursuant to which all but 100 of each KES Subscriber’s Subscribed KES (the “Locked-up KES”) are subject to the following lock-up period schedule (each, a “KES Lock-up Period” and such Locked-up KES subject to a Lock-up Period, “Locked-up Shares”):

Lock-up Period
Start	End	Locked-up Shares
July 2, 2025	Date that is 18 months after June 30, 2025	100.00% of Locked-up KES
July 2, 2025	Date that is 30 months after June 30, 2025	95.00% of Locked-up KES
July 2, 2025	Date that is 42 months after June 30, 2025	85.00% of Locked-up KES
July 2, 2025	Date that is 54 months after June 30, 2025	70.00% of Locked-up KES
July 2, 2025	Date that is 66 months after June 30, 2025	50.00% of Locked-up KES

In case of resignation or termination of a KES Subscriber from his or her role with HBNB and/or its affiliates while any of such KES Subscriber’s Locked-up KES remain subject to a KES Lock-up Period, such KES Subscriber’s Locked-up Shares shall be returned to HBNB through a buyback. Such KES Subscriber shall have zero net benefit in case the buyback results in any gains and HBNB shall be entitled to receive all benefits and gains of such buyback.

The foregoing description of the Restricted Share Subscription Agreement does not purport to be complete and is qualified in its entirety by the full text of the Form of Restricted Share Subscription Agreement attached as Exhibit 4.8 to this Annual Report and is incorporated by reference herein. The foregoing descriptions of the Share Subscription Agreement and the Amendment do not purport to be complete and is qualified in their entirety by the full text of the Form of Share Subscription Agreement and the Form of Amendment attached as Exhibit 4.9 and Exhibit 4.10, respectively, to this Annual Report and are incorporated by reference herein.

C. Board Practices.

Board of Directors

HBNB’s board of directors consist of seven directors. The rules of the Nasdaq Stock Market generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the rules of the Nasdaq Stock Market permit foreign private issuers such as HBNB to follow “home country practice” in certain corporate governance matters. In addition, HBNB will be a “controlled company” under Nasdaq corporate governance rules since more than 50% of the voting power for the election of HBNB’s directors will be held, directly or indirectly, by DoubleDragon. HBNB intends to rely on both the “home country practice” exception and the “controlled company” exemption and will not have a majority of independent directors serving on its board of directors.

The directors may from time to time at their discretion exercise all the powers of HBNB to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. Subject to the rules of Nasdaq Stock Market and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with HBNB is required to declare the nature of his or her interest at a meeting of HBNB’s directors if his or her interest in such contract or transaction or proposed contract or transaction is material. A general notice given to the directors by any director to the effect that he or she is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. None of HBNB’s directors has a service contract with HBNB that provides for benefits upon termination of service.

Committees of the Board of Directors

HBNB’s board of directors has established an audit committee.

Audit Committee. HBNB’s audit committee consist of Gary Emerson Po Cheng, Rene De Jesus Buenaventura and Victoria R. Tamayao, and is chaired by Gary Emerson Po Cheng. Gary Emerson Po Cheng, Rene De Jesus Buenaventura and Victoria R. Tamayao satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. HBNB has determined that Rene De Jesus Buenaventura qualifies as an “audit committee financial expert.” The audit committee will oversee HBNB’s accounting and financial reporting processes and the audits of the financial statements of HBNB.

HBNB has adopted an audit committee charter, which details the purpose and principal functions of the audit committee, including:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing major issues as to the adequacy of HBNB’s internal controls and any special audit steps adopted in light of material control deficiencies;

●	annually reviewing and reassessing the adequacy of HBNB’s audit committee charter;

●	meeting periodically with management, its internal auditors and the independent registered public accounting firm; and

●	reporting regularly to the board of directors.

Potential Conflicts of Interest

HBNB is not aware of any arrangement or understanding with major HBNB shareholders, customers, suppliers or others pursuant to which any of the executive officers or directors was selected as executive officer or director. Nevertheless, certain members of HBNB’s executive officers or directors also hold roles at HBNB’s affiliates, namely DoubleDragon and MerryMart Consumer Corp., and there is no requirement for such individuals to dedicate all of their time and effort to HBNB.

In addition, HBNB is a “controlled company” under Nasdaq corporate governance rules since more than 50% of the voting power for the election of HBNB’s directors are held by DoubleDragon, either directly or through DDPC and Hotel101 Worldwide. As a result, DoubleDragon is able to influence the selection of executive officers and directors at HBNB.

D. Employees

Information pertaining to HBNB’s employees is set forth in this Annual Report under the section titled “Item 4. Information on the Company—B. Business Overview—The HBNB Group—Employees.”

E. Share Ownership

Ownership of HBNB’s shares by its directors and executive officers is set forth in Item 7.A of this Annual Report.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

None / Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of HBNB Ordinary Shares as of the date of this Annual Report by:

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

The calculations in the table below are based on 234,032,386 HBNB Ordinary Shares issued and outstanding as of December 31, 2025.

Unless otherwise indicated, HBNB believes that all persons named in the table below have sole voting and investment power with respect to all shares of voting shares beneficially owned by them. To HBNB’s knowledge, no HBNB Ordinary Shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Unless otherwise indicated, the address of each person named below is 20 Cecil Street #04-03, Plus Building, Singapore 049705.

	Number of HBNB Ordinary Shares	% of HBNB Ordinary Shares
Greater than Five Percent Holders
DDPC(1)	137,456,660	58.7%
DoubleDragon(1)	195,510,000	83.5%
Hotel101 Worldwide(1)	27,107,777	11.6%
Edgar J. Sia II(1)(2)	215,059,984	91.9%
Tony Tan Caktiong(1)(2)	198,960,004	85.0%

Directors and Executive Officers
Marriana Henares Yulo	3,450,004	1.5%
Rodolfo Ma. Allena Ponferrada	120,000	*
Jacy Ryan Tan Chua	100,000	*
Earl Ericson King Tanmantiong	100,000	*
Gary Emerson Po Cheng	—	—
Rene De Jesus Buenaventura	—	—
Victoria R. Tamayao	—	—
Catherine Ying Sau Chan	100,000	*
All directors and executive officers of HBNB as a group (8 individuals)	3,870,004	1.7%

Notes:

*	Represents beneficial ownership of less than 1%.

(1)	DDPC and Hotel101 Worldwide are subsidiaries of, and are controlled by, DoubleDragon. The address of the principal business offices of DoubleDragon, DDPC and Hotel101 Worldwide is DD Meridian Park, EDSA Extension Boulevard cor. Macapagal Avenue, Bay Area, Pasay City, Metro Manila, Philippines 1302.

(2)	Includes shares held in the name of DoubleDragon, DDPC and Hotel101 Worldwide, whose beneficial ownership are attributable to Edgar J. Sia II and Tony Tan Caktiong as DoubleDragon is controlled by Edgar J. Sia II and Tony Tan Caktiong. The address of the principal business offices of Edgar J. Sia II and Tony Tan Caktiong is DD Meridian Park, EDSA Extension Boulevard cor. Macapagal Avenue, Bay Area, Pasay City, Metro Manila, Philippines 1302.

As of the date of this Annual Report, HBNB has one class of ordinary shares, and each holder of HBNB Ordinary Shares is entitled to one vote per share. HBNB’s major shareholders do not have different voting rights from other shareholders.

As of December 31, 2025, DoubleDragon beneficially owns 83.5% of the total outstanding HBNB Ordinary Shares and is HBNB’s controlling shareholder. As of the date of this Annual Report, HBNB is not aware of any arrangements which may at a subsequent date result in a change in control of HBNB.

Based on a review of the information provided by HBNB’s transfer agent, as of December 31, 2025, a total of 1,804,886 HBNB Ordinary Shares, representing approximately 0.77% of the total outstanding HBNB Ordinary Shares, were held by one record holder with a registered address in the United States. These numbers are not representative of the number of beneficial holders of HBNB Ordinary Shares nor is it representative of where such beneficial holders reside since many of these HBNB Ordinary Shares were held of record by brokers or other nominees.

B. Related Party Transactions

HBNB’s Related Person Transactions

Key Executive Shares

On June 30, 2025, HBNB entered into restricted share subscription agreements with the Restricted KES Subscribers with respect to an aggregate of 34,170,000 Restricted KES. On June 30, 2025, HBNB issued the Restricted KES to the relevant Restricted KES Subscribers at $0.0642 per share. The Restricted KES will vest according to Vesting Schedule from June 30, 2025. In case of resignation or termination of a Restricted KES Subscriber from his or her role with HBNB and/or its affiliates while any of such Restricted KES Subscriber’s Restricted KES remain unvested, such Restricted KES Subscriber’s unvested Restricted KES shall be returned to HBNB through a buyback. Such Restricted KES Subscriber shall have zero net benefit in case the buyback results in any gains and HBNB shall be entitled to receive all benefits and gains of such buyback.

On June 30, 2025, HBNB entered into Share Subscription Agreements with the KES Subscribers with respect to the Subscribed KES. On June 30, 2025, HBNB issued the Subscribed KES to the relevant KES Subscribers at $0.0642 per share. On July 2, 2025, HBNB entered into an Amendment with each KES Subscriber pursuant to which the Locked-up KES are subject to a KES Lock-up Period. In case of resignation or termination of a KES Subscriber from his or her role with HBNB and/or its affiliates while any of such KES Subscriber’s Locked-up KES remain subject to a KES Lock-up Period, such KES Subscriber’s Lock-up Shares shall be returned to HBNB through a buyback. Such KES Subscriber shall have zero net benefit in case the buyback results in any gains and HBNB shall be entitled to receive all benefits and gains of such buyback.

For further details, see the section titled “Item 6. Directors, Senior Management and Employees—B. Compensation—Key Executive Shares” and Note 10 to HBNB’s audited condensed consolidated financial statements included elsewhere in this Annual Report.

Key Management Personnel Compensation

The key management personnel of HBNB and its subsidiaries are those persons having the authority and responsibility for planning, directing and controlling the activities of HBNB and its subsidiaries. The directors of HBNB are considered as key management personnel of HBNB. Certain directors are not paid directly by HBNB but receive remuneration from DoubleDragon, HBNB’s ultimate holding company, in respect of their services to DoubleDragon and its subsidiaries, which includes HBNB. No apportionment has been made as the services provided by these directors to HBNB are incidental to their responsibilities to DoubleDragon and its subsidiaries. The key management personnel compensation for the years ended December 31, 2023, 2024 and 2025 for HBNB comprised short-term employee benefits amounting to $128,509, $612,026 and $3,271,589, respectively.

2025 Equity Incentive Plan

Information pertaining to HBNB’s 2025 EIP is set forth in this Annual Report under the section titled “Item 6. Directors, Senior Management and Employees—B. Compensation—2025 Equity Incentive Plan.”

Working Capital

HBNB has non-trade and unsecured payables due to DoubleDragon, DDPC (its immediate holding company) and other related parties for purposes of additional working capital.

Advances for the working capital requirements from the immediate holding company amounting to $22.22 million as of December 31, 2025 and 2024 bears a fixed interest of 8.0%. Advances for the working capital requirements from the ultimate holding company amounting to $76.63 million and $34.90 million as of December 31, 2025 and 2024, respectively, bears a fixed interest of 8.0%.

Amounts due to related parties includes payable to HOA for the collections made by Hotel101 Global for bookings of HOA projects using HBNB’s Hotel101 application, advances made by related parties and reimbursables initially paid by related parties amounting to $3.78 million and $1.43 million as of December 31, 2025 and 2024, respectively. These are non-trade, unsecured, non-interest bearing and repayable on demand.

Reimbursement Arrangement

HBNB and DoubleDragon have a reimbursement arrangement under which various operating expenses advanced by HBNB are reimbursable from DoubleDragon. These reimbursables are non-trade, unsecured, non-interest bearing and repayable on demand.

Expenses paid by the ultimate holding company on behalf of the Group amounted to $4.52 million and $737,641 as of December 31, 2025 and 2024, respectively. Expenses paid by the immediate holding company on behalf of the Group amounted to $61,260 as of December 31, 2025 and 2024.

Sale of Hotel101 Units

In 2024 and 2025, HBNB sold Hotel101 units to DoubleDragon’s related parties. The transactions are subject to the same terms and conditions as sales to third parties. As of December 31, 2025 and 2024, total instalment contracts receivable from related parties amounted to $5,190,437 and nil, respectively.

Property Transfer

As part of the Restructuring, on December 30, 2024, DDPC transferred to Hotel101 Global leasehold right over certain real estate-related properties free and clear of any encumbrances in exchange for the issuance of ordinary shares in the capital of Hotel101 Global to DDPC.

Share Transfer

As part of the Restructuring, on January 21, 2025, DoubleDragon transferred 216,000 common shares of HOA, representing 40% of the share capital of HOA, to Hotel101 Global in exchange for 1,987,239 shares in the capital of Hotel101 Global pursuant to a share purchase agreement.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

Consolidated financial statements have been filed as part of this Annual Report. See Item 18 “Financial Statements.”

Legal Proceedings

Neither HBNB nor its subsidiaries are involved in, or the subject of, any legal or arbitration proceedings which, if determined adversely to HBNB or the relevant subsidiary’s interests, would have a material effect on the business or financial position of HBNB.

Neither HBNB nor its subsidiaries are involved in any bankruptcy, receivership or similar proceedings or any governmental proceedings. HBNB is not aware of any contemplated governmental proceedings.

Dividend Policy

Since HBNB’s incorporation, HBNB has not declared or paid any dividends on the HBNB Ordinary Shares. Any determination to pay dividends in the future will be at the discretion of HBNB’s board of directors and subject to the Second Amended HBNB Articles and the Cayman Companies Act. If HBNB’s board of directors decides to declare and pay dividends, the timing, form, frequency and amount of future dividends, if any, will depend upon the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by HBNB from subsidiaries, general financial conditions, contractual restrictions and other factors deemed relevant by HBNB’s board of directors. It is expected that HBNB will retain most, if not all, of its available funds and any future earnings to fund the development and growth of its business. As a result, it is not expected that HBNB will pay any cash dividends in the foreseeable future.

B. Significant Changes

A discussion of significant changes since December 31, 2025 is provided under Item 4 of this Annual Report.

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

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Objects and Purpose

HBNB is an exempted company with limited liability incorporated under the laws of the Cayman Islands. The Second Amended HBNB Articles provide that HBNB has full power and authority to carry out any object that is not prohibited by any law of the Cayman Islands.

Directors

Directors’ interests

Subject to the Cayman Companies Act and to the Second Amended HBNB Articles, no director or intended director shall be disqualified by his office from contracting with HBNB either as vendor, purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of HBNB with any person, company or partnership of or in which any director shall be a member or otherwise interested be capable on that account of being avoided, nor shall any director so contracting or being any member or so interested be liable to account to HBNB for any profit so realized by any such contract or arrangement by reason only of such director holding that office or the fiduciary relationship thereby established, provided that such director shall, if his interest in such contract or arrangement is material, declare the nature of his interest at the earliest meeting of the board of directors of HBNB at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contracts of a specified description which may subsequently be made by HBNB.

Directors’ powers to vote on compensation

Any director may continue to be or become a director or other officer or member of any other company in which HBNB may be interested and (unless otherwise agreed between HBNB and the director) no such director shall be liable to account to HBNB or the shareholders for any remuneration or other benefits received by him as a director or other officer or member of any such other company. The directors may exercise the voting powers conferred by the shares in any other company held or owned by HBNB, or exercisable by them as directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favor of any resolution appointing themselves or any of them as directors or other officers of such company) and any director may vote in favor of the exercise of such voting rights in the manner aforesaid notwithstanding that he may be, or is about to be, appointed a director or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in the manner aforesaid.

Borrowing powers of Directors

The board of directors of HBNB may from time to time at its discretion exercise all the powers of HBNB to raise or borrow or to secure the payment of any sum or sums of money for the purposes of HBNB and to mortgage or charge its undertaking, property and uncalled capital or any part thereof.

Board vacancies and newly created directorships

The board of directors of HBNB may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the existing board.

A director shall be vacated, if the director:

(a) if he becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally; or

(b) if he dies or becomes of unsound mind as determined pursuant to an order made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs and the board of directors of HBNB resolves that his office be vacated; or

(c) if he absents himself from the meetings of the board of directors of HBNB during a continuous period of six months, without special leave of absence from the board of directors of HBNB, and his alternate director (if any) shall not during such period have attended in his stead, and the board of directors of HBNB resolves that his office be vacated; or

(d) if he becomes prohibited by any applicable law or designated stock exchange rules from acting as a director, or he ceases to be a director by virtue of any provision of any applicable law or designated stock exchange rules or is removed from office pursuant to the Second Amended HBNB Articles; or

(e) if by notice in writing delivered to HBNB at its registered office in the Cayman Islands or at the head office or tendered at a meeting of the board of directors of HBNB he resigns his office; or

(f) if he shall be removed from office by an ordinary resolution of HBNB under the Second Amended HBNB Articles; or

(g) if he shall be removed from the office by notice in writing served on him signed by not less than ¾ in number (or if that is not a round number, the nearest lower round number) of the directors (including himself) then in office.

The foregoing description of the Second Amended HBNB Articles does not purport to be complete and is qualified in its entirety by the full text of the Second Amended HBNB Articles incorporated by reference as Exhibit 1.1 to this Annual Report and is incorporated by reference herein. See also Exhibit 2.2 to this Annual Report.

C. Material Contracts

For the two years immediately preceding the date of this Annual Report, HBNB has not entered into any material contracts other than in the ordinary course of business and other than described below and in this Annual Report under the sections titled “Item 4. Information on the Company—B. Business Overview—The HBNB Group,” “Item 3. Key Information—D. Risk Factors—Risks Related to the Business and Operations of the HBNB Group” and “Item 7. Major Shareholders and Related Party Transactions—HBNB’s Related Person Transactions,” or filed or incorporated by reference as exhibits to this Annual Report or otherwise described or referenced in this Annual Report.

D. Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions.

E. Taxation

The following is a discussion of certain material U.S. federal income tax considerations for owning and disposing of HBNB Ordinary Shares.

U.S. Federal Income Tax Considerations

This section describes certain material U.S. federal income tax considerations for owning and disposing of HBNB Ordinary Shares. This discussion applies only to HBNB Ordinary Shares held as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not discuss all aspects of U.S. federal income taxation that might be relevant to holders in light of their particular circumstances or status, including alternative minimum tax and Medicare contribution tax consequences, or holders who are subject to special rules, including:

●	brokers, dealers and other investors that do not own their HBNB Ordinary Shares as capital assets;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts;

●	real estate investment trusts and regulated investment companies;

●	banks or other financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies;

●	U.S. expatriates or former long-term residents of the United States;

●	persons that own (directly, indirectly, or by attribution) 5% or more (by vote or value) of the HBNB Ordinary Shares;

●	subchapter S corporations, partnerships or other pass-through entities for U.S. federal income tax purposes, or beneficial owners of partnerships or other pass-through entities;

●	persons holding HBNB Ordinary Shares as part of a straddle, hedging or conversion transaction, constructive sale, or other arrangement involving more than one position;

●	persons required to accelerate the recognition of any item of gross income with respect to HBNB Ordinary Shares as a result of such income being recognized on an applicable financial statement;

●	persons whose functional currency for U. S. federal income tax purposes is not the U.S. dollar;

●	persons that received HBNB Ordinary Shares through the issuance of restricted stock under an incentive plan or through a tax-qualified retirement plan or otherwise as compensation for services; or

●	controlled foreign corporations or passive foreign investment companies or foreign corporations with respect to which there are one or more United States shareholders within the meaning of Treasury Regulations Section 1.367(b)-3(b)(1)(ii).

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

This discussion is based on the Code, its legislative history, existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”), published rulings by the IRS and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. This discussion is necessarily general and does not address all aspects of U.S. federal income taxation, including the effect of the U.S. federal alternative minimum tax, or U.S. federal estate and gift tax, or any state, local or non-U.S. tax laws to a holder of HBNB Ordinary Shares. There is no assurance that the IRS will not take positions that are different from those discussed below, or that any such different positions would not be sustained by a court.

ALL HOLDERS OF HBNB SECURITIES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF AND CONSIDERATIONS RELATING TO THE OWNERSHIP AND DISPOSITION OF HBNB ORDINARY SHARES, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS UNDER THEIR PARTICULAR CIRCUMSTANCES.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of HBNB Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders

Certain U.S. Federal Income Tax Considerations of Ownership and Disposition of HBNB Ordinary Shares

Distributions on HBNB Ordinary Shares

This section is subject to the discussion below under “— Passive Foreign Investment Company Rules.”

If HBNB makes a distribution of cash or other property to a U.S. Holder of HBNB Ordinary Shares, such distributions will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of HBNB’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

Distributions in excess of such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in its HBNB Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such HBNB Ordinary Shares. Because HBNB does not expect to determine its earnings and profits on the basis of U.S. federal income tax principles, any distribution paid by HBNB will generally be reported as a dividend.

With respect to non-corporate U.S. Holders, dividends will generally be taxed at preferential long-term capital gains rates only if (i) HBNB Ordinary Shares are readily tradable on an established securities market in the U.S. (such as the Nasdaq) or (ii) HBNB is eligible for the benefits of an applicable income tax treaty, in each case provided that HBNB is not treated as a PFIC in the taxable year in which the dividend was paid or in any previous year and certain other requirements are met. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for any dividends paid with respect to HBNB Ordinary Shares.

Sale, Exchange, Redemption or Other Taxable Disposition of HBNB Ordinary Shares

This section is subject to the discussion below under “— Passive Foreign Investment Company Rules.”

Upon a sale or other taxable disposition of HBNB Ordinary Shares, a U.S. Holder will generally recognize capital gain or loss. The amount of gain or loss recognized will generally be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in such shares.

Under tax law currently in effect, long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a reduced rate of tax. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

Generally. The treatment of U.S. Holders of the HBNB Ordinary Shares could be materially different from that described above if HBNB is treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. A PFIC is any foreign corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules, or (ii) 50% or more of such foreign corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. The determination of whether a foreign corporation is a PFIC is based upon the composition of such foreign corporation’s income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% (by value) of the stock), and the nature of such foreign corporation’s activities. A separate determination must be made after the close of each taxable year as to whether a foreign corporation was a PFIC for that year. Once a foreign corporation qualifies as a PFIC it is, with respect to a shareholder during the time it qualifies as a PFIC, and subject to certain exceptions, always treated as a PFIC with respect to such shareholder, regardless of whether it satisfied either of the qualification tests in subsequent years.

HBNB has not made a determination as to whether it currently is, or in the future may become, a PFIC, but there is a possibility that it may be classified as a PFIC for its current taxable year or in the future. The tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination. The fair market value of the assets of HBNB is expected to depend, in part, upon (a) the market value of the HBNB Ordinary Shares, and (b) the composition of the assets and income of HBNB. Further, because HBNB may value its goodwill based on the market value of the HBNB Ordinary Shares, a decrease in the market value of the HBNB Ordinary Shares and/or an increase in cash or other passive assets would increase the relative percentage of its passive assets. Moreover, HBNB may be classified as a PFIC as a result of interest income that HBNB earns on its deposits, which generally will be treated as passive income. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, no assurances can be provided that the IRS will not assert that HBNB is a PFIC for the taxable year that includes the date of the Business Combination or in a future year.

If HBNB is or becomes a PFIC during any year (or portion thereof) in which a U.S. Holder holds HBNB Ordinary Shares, there are three separate taxation regimes that could apply to such U.S. Holder under the PFIC rules, which are the (i) excess distribution regime (which is the default regime), (ii) qualified electing fund (“QEF”) regime, and (iii) mark-to-market regime. A U.S. Holder who holds (actually or constructively) stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of these three regimes. The effect of the PFIC rules on a U.S. Holder will depend upon which of these regimes applies to such U.S. Holder. However, dividends paid by a PFIC are generally not eligible for the lower rates of taxation applicable to qualified dividend income (“QDI”) under any of the foregoing regimes.

Excess Distribution Regime. If you do not make a QEF election or a mark-to-market election, as described below, you will be subject to the default “excess distribution regime” under the PFIC rules with respect to (i) any gain realized on a sale or other disposition (including a pledge) of your HBNB Ordinary Shares, and (ii) any “excess distribution” you receive on your HBNB Ordinary Shares (generally, any distributions in excess of 125% of the average of the annual distributions on HBNB Ordinary Shares during the preceding three years or your holding period, whichever is shorter). Generally, under this excess distribution regime:

●	the gain or excess distribution will be allocated ratably over the period during which you held your HBNB Ordinary Shares;

●	the amount allocated to the current taxable year will be treated as ordinary income; and

●	the amount allocated to prior taxable years will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution will be payable generally without regard to offsets from deductions, losses and expenses. In addition, gains (but not losses) realized on the sale of your HBNB Ordinary Shares cannot be treated as capital gains, even if you hold the shares as capital assets. Further, no portion of any distribution will be treated as QDI.

QEF Regime. A QEF election is effective for the taxable year for which the election is made and all subsequent taxable years and may not be revoked without the consent of the IRS. If a U.S. Holder makes a timely QEF election with respect to its direct or indirect interest in a PFIC, the U.S. Holder will be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC as QEF income inclusions, even if such amount is not distributed to the U.S. Holder. Thus, the U.S. Holder may be required to report taxable income as a result of QEF income inclusions without corresponding receipts of cash. HBNB shareholders that are U.S. Holders subject to U.S. federal income tax should not expect that they will receive cash distributions from HBNB sufficient to cover their respective U.S. tax liability with respect to such QEF income inclusions.

The timely QEF election also allows the electing U.S. Holder to: (i) generally treat any gain recognized on the disposition of its shares of the PFIC as capital gain; (ii) treat its share of the PFIC’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on its share of PFIC’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge on the deferred tax computed by using the statutory rate of interest applicable to an extension of time for payment of tax. In addition, net losses (if any) of a PFIC will not pass through to our shareholders and may not be carried back or forward in computing such PFIC’s ordinary earnings and net capital gain in other taxable years. Consequently, a U.S. Holder may over time be taxed on amounts that as an economic matter exceed our net profits.

A U.S. Holder’s tax basis in HBNB Ordinary Shares will be increased to reflect QEF income inclusions and will be decreased to reflect distributions of amounts previously included in income as QEF income inclusions. No portion of the QEF income inclusions attributable to ordinary income will be treated as QDI. Amounts included as QEF income inclusions with respect to direct and indirect investments generally will not be taxed again when distributed. You should consult your tax advisors as to the manner in which QEF income inclusions affect your allocable share of HBNB’s income and your basis in your HBNB Ordinary Shares.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from HBNB. If HBNB determines it or any of its subsidiaries is a PFIC for any taxable year, upon written request, HBNB will use commercially reasonable efforts to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. In addition, if HBNB holds an interest in a lower-tier PFIC (including, without limitation, in any PFIC subsidiaries), U.S. Holders will generally be subject to the PFIC rules described above with respect to any such lower-tier PFICs. There can be no assurance that a portfolio company or subsidiary in which HBNB holds an interest will not qualify as a PFIC, or that a PFIC in which HBNB holds an interest will provide the information necessary for a QEF election to be made by a U.S. Holder (in particular if HBNB does not control that PFIC).

Mark-to-Market Regime. Alternatively, a U.S. Holder may make an election to mark marketable shares in a PFIC to market on an annual basis. PFIC shares generally are marketable if: (i) they are “regularly traded” on a national securities exchange that is registered with the SEC or on the national market system established under Section 11A of the Exchange Act; or (ii) they are “regularly traded” on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock. It is expected that HBNB Ordinary Shares, which are expected to be listed on Nasdaq, will qualify as marketable shares for purposes of the PFIC rules, but there can be no assurance that HBNB Ordinary Shares will be “regularly traded” for purposes of these rules. Pursuant to such an election, you would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. You may treat as ordinary loss any excess of the adjusted basis of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years. A U.S. Holder’s adjusted tax basis in the PFIC shares will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a mark-to-market election. Any gain recognized on a disposition of HBNB Ordinary Shares will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election). A mark-to-market election only applies for the taxable year in which the election was made, and for each subsequent taxable year, unless the PFIC shares ceased to be marketable or the IRS consents to the revocation of the election. U.S. Holders should also be aware that the Code and the Treasury Regulations do not allow a mark-to-market election with respect to stock of lower-tier PFICs that is non-marketable. There is also no provision in the Code, Treasury Regulations or other published authority that specifically provides that a mark-to-market election with respect to the stock of a publicly-traded holding company (such as HBNB) effectively exempts stock of any lower-tier PFICs from the negative tax consequences arising from the general PFIC rules. We advise you to consult your own tax advisor to determine whether the mark-to-market tax election is available to you and the consequences resulting from such election.

PFIC Reporting Requirements. A U.S. Holder of HBNB Ordinary Shares will be required to file an annual report on IRS Form 8621 containing such information with respect to its interest in a PFIC as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. Holder’s taxable years being open to audit by the IRS until the form is properly filed.

Non-U.S. Holders

This section applies to you if you are a Non-U.S. Holder. For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of HBNB Ordinary Shares that is neither a U.S. Holder nor a partnership (or an entity or arrangement treated as a partnership) for U.S. federal income tax purposes, including:

●	a nonresident alien individual, other than certain former citizens and residents of the United States;

●	a foreign corporation; or

●	a foreign estate or trust;

but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition. A holder who is such an individual should consult his or her tax advisor regarding the U.S. federal income tax consequences of the sale or other disposition of HBNB Ordinary Shares.

Certain U.S. Federal Income Tax Consequences of Ownership and Disposition of HBNB Ordinary Shares

A Non-U.S. Holder of HBNB Ordinary Shares will not be subject to U.S. federal income tax or, subject to the discussion below under “— Information Reporting and Backup Withholding,” U.S. federal withholding tax on any dividends received on HBNB Ordinary Shares or any gain recognized on a sale or other disposition of HBNB Ordinary Shares (including any distribution to the extent it exceeds the adjusted basis in the Non-U.S. Holder’s HBNB Ordinary Shares) unless the dividend or gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (or, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. Holder). In addition, special rules may apply to a Non-U.S. Holder who is an individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and if certain other requirements are met. Such holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the sale or disposition of HBNB Ordinary Shares.

Dividends and gains that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States (or, under certain income tax treaties, that are attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. Holder) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder. A Non-U.S. Holder that is a corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate provided by an applicable tax treaty) on its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends received by U.S. Holders with respect to their HBNB Ordinary Shares (including constructive dividends), and the proceeds received on the disposition of HBNB Ordinary Shares effected within the United States (and, in certain cases, outside the United States), in each case, other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. Holder’s broker) or is otherwise subject to backup withholding.

Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information to the IRS relating to HBNB Ordinary Shares, subject to certain exceptions (including an exception for HBNB Ordinary Shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, to their tax return, for each year in which they hold HBNB Ordinary Shares. In addition to these requirements, U.S. Holders may be required to annually file FinCEN Report 114 (Report of Foreign Bank and Financial Accounts) with the U.S. Department of Treasury. U.S. Holders should consult with their own tax advisors regarding information reporting requirements relating to their ownership of HBNB Ordinary Shares.

Dividends paid with respect to HBNB Ordinary Shares (including constructive dividends) and proceeds from the sale or other disposition of HBNB Ordinary Shares received in the United States by a Non-U.S. Holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such Non-U.S. Holder provides to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-ECI, or otherwise establishes an exemption, and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Cayman Islands Tax Considerations

The following summary contains a description of certain Cayman Islands income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of Cayman Islands and regulations thereunder as of the date hereof, which are subject to change.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the HBNB Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws:

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to HBNB levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

No stamp duty is payable in respect of the issue of HBNB securities or on an instrument of transfer in respect of a HBNB security (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of HBNB Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of HBNB Ordinary Shares, as the case may be, nor will gains derived from the disposal of HBNB Ordinary Shares be subject to Cayman Islands income or corporation tax.

HBNB has obtained an undertaking from the Governor in Cabinet of the Cayman Islands in the following form:

The Tax Concessions Law

Undertaking as to Tax Concessions

In accordance with the Tax Concessions Law, the following undertaking is hereby given to:

HOTEL101 GLOBAL HOLDINGS CORP. “the Company”

(a)	That no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

(b)	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)	on or in respect of the shares, debentures or other obligations of the Company; or

(ii)	by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Law.

These concessions shall be for a period of THIRTY years from the 25th of March 2024.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

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

The HBNB Ordinary Shares are quoted on Nasdaq. Information about HBNB is also available on HBNB’s website at https://hotel101global.com/. The information contained on, or accessible through, the website does not form part of, and is not incorporated by reference into, this Annual Report and you should not rely on any such information in making your decision whether to purchase HBNB Ordinary Shares.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Credit Risk

Credit risk represents the risk of financial loss HBNB would incur if a customer or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the HBNB’s receivable from buyers of Hotel101 units and receivables from other related parties. HBNB has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. As of December 31, 2025, there is no significant concentration of credit risk for HBNB.

Impairment on HBNB’s receivable from related parties has been measured on a 12-month expected loss basis, which reflect the low credit risk of the exposures. The amount of the allowances on these balances is insignificant. The carrying amounts of financial assets in the statements of financial position represent HBNB’s maximum exposures to credit risk.

Please refer to Note 21(ii) HBNB’s audited consolidated financial statements included elsewhere in this Annual Report for more information on HBNB’s analysis and assessment of expected credit losses.

Liquidity Risk

Liquidity risk refers to the risk that HBNB will not be able to meet its financial obligations as they fall due. HBNB manages liquidity risk by matching its payment and receipts cycle.

Market Risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates will affect HBNB’s income or the value of its holdings of financial instruments. The objective of HBNB’s market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cashflow of our financial instruments will fluctuate because of changes in market interest rates. HBNB is not exposed to interest rate risk in respect of amount due to DDPC as it bears fixed interest rates.

Foreign currency risk

HBNB is exposed to foreign currency risk on transactions that are denominated in currencies other than the respective functional currencies of the HBNB Group’s entities. Additionally, HBNB is exposed to currency translation risk arising from net assets of subsidiaries operating in Japan, Spain and Luxembourg, which are denominated in their respective domestic currencies, which are also their functional currencies.

Please refer to Note 21(iv) of HBNB’s audited consolidated financial statements included elsewhere in this Annual Report for more information on HBNB’s exposure to foreign currency risk.

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. ‒ D. Material Modifications to the Rights of Security Holders

A description of the rights of holders of HBNB Ordinary Shares is set forth in Item 10 of this Annual Report and Exhibit 2.2 to this Annual Report, which are incorporated herein by reference.

E. Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

HBNB’s management, with the participation of its Chief Executive Officer and its Chief Financial Officer, has performed an evaluation of the effectiveness of HBNB’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, HBNB’s management has concluded that, as of December 31, 2025, HBNB’s disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by HBNB in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by HBNB in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including its Chief Executive Officer and its Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

B. Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

B. Attestation Report of Registered Public Accounting Firm

This Annual Report does not include an attestation report of HBNB’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C. Changes in Internal Control over Financial Reporting

Except as discussed above, there was no change in HBNB’s internal control over financial reporting that occurred during the year ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, HBNB’s internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

HBNB’s Audit Committee consists of Gary Emerson Po Cheng, Rene De Jesus Buenaventura and Victoria R. Tamayao. HBNB’s Board of Directors has determined that Rene De Jesus Buenaventura qualifies as an “audit committee financial expert” as such term is defined in the instruction to paragraph (a) of Item 16A of Form 20-F, is an “independent director” within the meaning of the Nasdaq Listing Rules and meets the criteria for independence set forth in Rule 10A-3(b)(1) of the Exchange Act.

Item 16B. Code of Ethics

The Company has adopted home country practice as permitted by the Nasdaq Listing Rules and is therefore not required to adopt a code of ethics.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed or accrued for professional services rendered by HBNB’s principal external auditors, CBIZ CPAs P.C. (“CBIZ CPAs”), CBIZ CPAs acquired the attest business of Marcum LLP on November 1, 2024, for the years ended December 31, 2025 and 2024.

	For the year ended December 31,
	2025	2024
	$	$
Audit Fees(1)	630,105	383,356
Tax Fees(2)	0	0
All Other Fees(3)	0	0
Total	630,105	383,356

Notes:

(1)	“Audit Fees” consist of the aggregate fees billed for professional services rendered by HBNB’s independent registered public accounting firm for the audit of HBNB’s annual financial statements, assurance and related services reasonably related to the performance of the audit or review of HBNB’s financial statements, and other audit services provided by HBNB’s independent registered public accounting firm in connection with regulatory filings to the SEC.

(2)	“Tax Fees” consist of the aggregate fees billed for professional services rendered by HBNB’s independent registered public accounting firm for tax compliance, tax advice and tax planning.

(3)	“All Other Fees” consist of the aggregate fees billed for transaction and other advisory services provided by HBNB’s independent registered public accounting firm.

Pre-approval Policies and Procedures of the Audit Committee

Under applicable SEC rules, HBNB’s Audit Committee must pre-approve audit services, audit-related services, tax services and other services to be provided by HBNB’s independent registered public accounting firm to ensure that the independence of the principal accountant under such rules is not impaired as a result of the provision of any of such services, unless the engagement is entered into pursuant to appropriate pre-approval policies established by HBNB’s Audit Committee or if such service falls within available exceptions under applicable SEC rules.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth information with respect to purchases made by or on behalf of HBNB or any ‘affiliated purchasers’ (as that term is defined in Rule 10b-18(a)(3) under the Exchange Act) of HBNB Ordinary Shares for the period from the registration of HBNB Ordinary Shares pursuant to Section 12 of the Exchange Act to December 31, 2025.

Period	Total number of HBNB Ordinary Shares purchased		Average price paid per share ($)	Total number of HBNB Ordinary Shares purchased as part of publicly announced plans or programs	Maximum number of HBNB Ordinary Shares that may yet be purchased under the plans or programs
June 30, 2025	‒		‒	‒	‒
July 2025	‒		‒	‒	‒
August 2025	20,000	(1)	0.0642	‒	‒
September 2025	100,000	(1)	0.0642	‒	‒
October 2025	‒		‒	‒	‒
November 2025	‒		‒	‒	‒
December 2025	‒		‒	‒	‒
Total	120,000		0.0642

Note:

(1)	HBNB previously disclosed in its Shell Company Report on Form 20-F filed with the SEC on July 7, 2025 that HBNB entered into restricted share subscription agreements with certain key executives and/or employees of HBNB and/or its affiliates (the “Restricted KES Subscribers”) on June 30, 2025 with respect to an aggregate of 34,170,000 HBNB Ordinary Shares (“Restricted KES”). In case of resignation or termination of a Restricted KES Subscriber from his or her role with HBNB and/or its affiliates while any of such Restricted KES Subscriber’s Restricted KES remain unvested, such Restricted KES Subscriber’s unvested Restricted KES shall be returned to HBNB through a buyback. Such Restricted KES Subscriber shall have zero net benefit in case the buyback results in any gains and HBNB shall be entitled to receive all benefits and gains of such buyback. The foregoing description of the restricted share subscription agreements does not purport to be complete and is qualified in its entirety by the full text of the Form of Restricted Share Subscription Agreement incorporated by reference as Exhibit 4.8 to this Annual Report and is incorporated by reference herein. Following the resignation of certain Restricted KES Subscribers in August and September 2025, HBNB repurchased from such Restricted KES Subscribers all of their unvested Restricted KES, which consisted of an aggregate of 120,000 HBNB Ordinary Shares, at a cost of $0.0642. HBNB cancelled such repurchased HBNB Ordinary Shares on the same date that they were repurchased.

Item 16F. Change in Registrant’s Certifying Accountant

The disclosure called for by paragraph (a) of this Item 16F was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in “Item 16F. Change in Registrant’s Certifying Accountant” of HBNB’s Shell Company Report on Form 20-F filed with the SEC on July 7, 2025.

Item 16G. Corporate Governance

The Nasdaq Listing Rules permit a foreign private issuer to follow its home country practice in lieu of certain Nasdaq corporate governance requirements. In addition, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a “controlled company” under the Nasdaq Listing Rules and is exempt from complying with certain Nasdaq corporate governance requirements.

Controlled Company Status

HBNB is a “controlled company” under the Nasdaq Listing Rules as more than 50% of the voting power is held by DoubleDragon Corporation (see Item 7.A. of this Annual Report above). Accordingly, HBNB is exempt from complying with the following Nasdaq corporate governance requirements:

●	The requirement under Listing Rule 5605(b)(1) that a company’s board of directors is to be comprised of a majority of independent directors. HBNB follows Cayman Islands practices which do not require a majority independent board. HBNB’s Board of Directors consists of seven members, including three independent directors.

●	The requirement under Listing Rule 5605(d) that a company must have a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities that is reviewed and re-assessed annually. HBNB does not have a compensation committee.

●	The requirement under Listing Rule 5605(e) that director nominees are to be selected or recommended for selection by the board in a vote in which only independent directors participate or a nominations committee comprised solely of independent directors, and that a company must have a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws. HBNB follows Cayman Islands practices which do not require it to have independent director oversight of director nominations or a formal written charter or board resolution addressing the director nominations process.

HBNB relies on such “controlled company” exemptions and intends to continue to rely on all or some of these “controlled company” exemptions for as long as HBNB remains a “controlled company.”

Foreign Private Issuer Status

As an exempted company limited by shares incorporated under the laws of the Cayman Islands, HBNB is a “foreign private issuer” under the Exchange Act and the Nasdaq Listing Rules. Pursuant to Listing Rule 5615(a)(3), HBNB has elected to follow the practice of the Cayman Islands in lieu of compliance with certain requirements of the Rule 5600 Series of the Nasdaq Listing Rules, including the following Nasdaq corporate governance requirements:

●	The requirement under Listing Rule 5605(b)(2) that independent directors must have regularly scheduled meetings at which only independent directors are present. HBNB has elected to follow the practices of its home country, the Cayman Islands, in lieu of compliance with this requirement, as Cayman Islands law does not require independent directors to meet regularly in executive sessions separate from meetings of the full board of directors.

●	The requirement under Listing Rule 5605(c)(1) that each issuer of a security listed on Nasdaq must certify that it has adopted a formal written audit committee charter that specifies the matters set out in Listing Rule 5605(c)(1) of the Nasdaq Listing Rules. While HBNB has an Audit Committee Charter, HBNB has elected to follow the practices of its home country, the Cayman Islands, in lieu of compliance with this requirement, as Cayman Islands law does not require it to have an audit committee charter that addresses the matters set out in Listing Rule 5605(c)(1) of the Nasdaq Listing Rule.

●	The requirement under Listing Rule 5610 that each company shall adopt a code of conduct applicable to all directors, officers and employees, which shall be publicly available, that such code must provide for an enforcement mechanism, that any waivers of the code for directors or executive officers must be approved by the board of directors and that companies shall publicly disclose any such waivers in accordance with Listing Rule 5610. HBNB has elected to follow the practices of its home country, the Cayman Islands, in lieu of compliance with this requirement, as Cayman Islands law does not require it to have a code of conduct.

●	The requirement under Listing Rule 5620(a) that each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. HBNB has elected to follow the practices of its home country, the Cayman Islands, in lieu of compliance with this requirement, as Cayman Islands law does not require it to hold an annual meeting of shareholders.

●	The requirement under Listing Rule 5620(b) that each company that is not a limited partnership shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq. HBNB has elected to follow the practices of its home country, the Cayman Islands, in lieu of compliance with this requirement, as Cayman Islands law does not require the solicitation of proxies, the provision of proxy statements for all meetings of shareholders or the provision of copies of such proxy solicitation to Nasdaq.

●	The requirement under Listing Rule 5620(c) that a quorum specified in a company’s by-laws for any meeting of the holders of common stock must consist of at least 33 1/3% of the outstanding shares of a company’s common voting stock. HBNB has elected to follow the practices of its home country, the Cayman Islands, and under the Second Amended HBNB Articles, the quorum at any general meeting shall be two shareholders entitled to vote and present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy representing not less than one-third (1/3) in nominal value of the total issued voting shares in HBNB throughout the meeting.

●	The requirement under Listing Rule 5635(a) that a company shall obtain shareholder approval prior to an issuance of securities in connection with the acquisition of the stock or assets of another company. HBNB has elected to follow the practices of its home country, the Cayman Islands, in lieu of compliance with this requirement, as Cayman Islands law does not require it to obtain shareholder approval in such circumstances.

●	The requirement under Listing Rule 5635(c) that a company shall obtain shareholder approval prior to an issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. HBNB has elected to follow the practices of its home country, the Cayman Islands, in lieu of compliance with this requirement, as Cayman Islands law does not require it to obtain shareholder approval for any issuances of securities in relation to the establishment or amendment of a stock option or purchase plan or any other equity compensation arrangements.

●	The requirement under Listing Rule 5635(d) that a company shall obtain shareholder approval prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement. HBNB has elected to follow the practices of its home country, the Cayman Islands, in lieu of compliance with this requirement, as Cayman Islands law does not require it to obtain shareholder approval for such issuances of securities.

●	The requirement under Listing Rule 5250(d) that, among others, each company (including a limited partnership) shall make available to shareholders an annual report containing audited financial statements of the company and its subsidiaries (which, for example, may be on Form 10-K, 20-F, 40-F or N-CSR) within a reasonable period of time following the filing of the annual report with the SEC; Nasdaq companies that distribute interim reports to shareholders should distribute such reports to both registered and beneficial shareholders; each company that is not a limited partnership and is subject to Rule 13a-13 under the Exchange Act shall make available copies of quarterly reports including statements of operating results to shareholders either prior to or as soon as practicable following the company’s filing of its Form 10-Q with the SEC; each company that is not a limited partnership and is not subject to Rule 13a-13 under the Securities Exchange Act of 1934 and that is required to file with the SEC, or other regulatory authority, interim reports relating primarily to operations and financial position, shall make available to shareholders reports which reflect the information contained in those interim reports.

HBNB follows the practice of the Cayman Islands for all of the above requirements and intends to elect to follow the practice of the Cayman Islands for all of these requirements for as long as HBNB remains a “foreign private issuer” and may in the future elect to follow the practice of the Cayman Islands with regard to other matters.

In addition, Listing Rule 5640 provides that voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Exchange Act cannot be disparately reduced or restricted through any corporate action or issuance. However, Nasdaq Interpretive Material 5640 Voting Rights Policy provides that Nasdaq will accept any action or issuance relating to the voting rights structure of a non-U.S. company that is in compliance with Nasdaq’s requirements for domestic companies or not prohibited by the company’s home country law. HBNB has elected to follow the practices of its home country, the Cayman Islands, in lieu of compliance with Listing Rule 5640, as Cayman Islands law does not prohibit any corporate action or issuance that disparately reduces or restricts the voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Exchange Act. As a result of such election, HBNB completed the re-designation of HBNB’s shares in the share capital of HBNB and the increase of the authorized share capital by creating preferred shares by way of special resolution of shareholders on April 22, 2026. For further details, see “Item 4. Information on the Company—Recent Developments.”

See “Item 3. Key Information—D. Risk Factors—Risks Related to the HBNB Ordinary Shares—HBNB is a “foreign private issuer” and a “controlled company” within the meaning of the Nasdaq corporate governance rules and as a result qualifies for, and intends to rely on, exemptions from certain corporate governance requirements that provide protection to shareholders of other companies. In addition, the interests of certain significant shareholders of HBNB may not be the same as those of other shareholders.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

HBNB has adopted an insider trading policy setting forth procedures governing the purchase, sale, and/or other dispositions of HBNB Ordinary Shares by HBNB’s directors, officers and employees that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to HBNB. HBNB’s insider trading policy is attached as Exhibit 11.1 to this Annual Report.

Item 16K. Cybersecurity

Risk Management and Strategy

HBNB has implemented various processes to assess, identify, and manage material risks from cybersecurity threats. These processes are integrated into the Company’s overall risk management framework and are overseen by senior management, which receives regular updates on the Company’s cybersecurity posture.

As of the date of this Annual Report, HBNB has not identified any cybersecurity risks arising from known cybersecurity threats, including with respect to any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect HBNB, including its operations, business strategy, results of operations or financial condition. HBNB is subject to risks from cybersecurity threats that, if realized, are reasonably likely to materially affect its operations, business strategy, results of operations or financial condition. See “Item 3. Key Information—D. Risk Factors—Risks Related to the Business and Operations of the HBNB Group—If the HBNB Group fails to comply with applicable laws relating to privacy and data protection, the HBNB Group may face potentially significant liability, negative publicity and increased regulatory scrutiny, which could materially and adversely affect its business, results of operations and financial condition.”

Governance

The Board of Directors of HBNB oversees risks from cybersecurity threats, with primary responsibility delegated to the Company’s Chief Technology Officer, Earl Tanmantiong, who serves as the Board-level principal responsible for cybersecurity matters. The Chief Technology Officer is responsible for assessing and managing material cybersecurity risks, and regularly updates the Board on the Company’s cybersecurity posture, threat landscape, and incident management readiness. Significant cybersecurity incidents are escalated to the Board in accordance with the Company’s incident response protocols.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The audited consolidated financial statements of HBNB as of December 31, 2025, 2024 and 2023.

Item 19. Exhibits

HBNB has filed the following documents as exhibits to this Annual Report:

Exhibit Number	Description of Exhibit
1.1	Second Amended and Restated Memorandum of Association and Articles of Association of HBNB (incorporated by reference to Exhibit 3.1 to the Form 6-K furnished to the SEC on April 27, 2026).
2.1	Specimen Class A Ordinary Share Certificate of HBNB (incorporated by reference to Exhibit 2.1 to the Shell Company Report on Form 20-F filed with the SEC on July 7, 2025).
2.2*	Description of Securities Registered under Section 12 of the Exchange Act
4.1**†	Agreement and Plan of Merger, dated as of April 8, 2024, by and among HBNB, HOA, DoubleDragon, DDPC, Hotel101 Worldwide, JVSPAC, Hotel101 Global, Merger Sub 1 and Merger Sub 2 (incorporated by reference to Annex A-1 to the Registration Statement on Form F-4 (Registration No. 333-287130) initially filed with the SEC on May 9, 2025).
4.2**†	First Amendment to Agreement and Plan of Merger, dated as of September 3, 2024 by and among HBNB, HOA, DoubleDragon, DDPC, Hotel101 Worldwide, JVSPAC, Hotel101 Global, Merger Sub 1 and Merger Sub 2 (incorporated by reference to Annex A-2 to the Registration Statement on Form F-4 (Registration No. 333-287130) initially filed with the SEC on May 9, 2025).
4.3	BVI Articles of Merger (including the Plan of Merger), dated June 30, 2025, entered into by and between, JVSPAC and Merger Sub 2 (incorporated by reference to Exhibit 4.3 to the Shell Company Report on Form 20-F filed with the SEC on July 7, 2025).
4.4	Transfer Agreement, dated December 30, 2024, by and among DDPC and Hotel101 Global in respect of 20 Cecil Street #04-03 and #04-04 Singapore 049705 in relation to the Property Transfer (incorporated by reference to Exhibit 4.4 to the Shell Company Report on Form 20-F filed with the SEC on July 7, 2025).
4.5	Deed of Exchange, entered into on January 21, 2025, by and among DoubleDragon and Hotel101 Global in relation to the Share Transfer (incorporated by reference to Exhibit 4.5 to the Shell Company Report on Form 20-F filed with the SEC on July 7, 2025).
4.6	Form of indemnity agreement by and among HBNB and JVSPAC and certain individuals that were directors, officers or employees of JVSPAC (incorporated by reference to Exhibit 4.6 to the Shell Company Report on Form 20-F filed with the SEC on July 7, 2025).
4.7	Form of non-compete, non-solicitation agreements between HBNB and each of JVSPAC, Hotel101 Worldwide, DDPC and DoubleDragon (incorporated by reference to Exhibit 4.7 to the Shell Company Report on Form 20-F filed with the SEC on July 7, 2025).
4.8††	Form of Restricted Share Subscription Agreement by and among Hotel101 Global Holdings Corp. and certain key executives and/or employees of Hotel101 Global Holdings Corp. and/or its affiliates with respect to an aggregate of 34,170,000 HBNB Ordinary Shares issued to such individuals (incorporated by reference to Exhibit 4.8 to the Shell Company Report on Form 20-F filed with the SEC on July 7, 2025).
4.9††	Form of Share Subscription Agreement by and among Hotel101 Global Holdings Corp. and certain consultants and/or employees of Hotel101 Global Holdings Corp. and/or its affiliates with respect to an aggregate of 330,000 HBNB Ordinary Shares issued to such individuals (incorporated by reference to Exhibit 4.9 to the Shell Company Report on Form 20-F filed with the SEC on July 7, 2025).

4.10††	Form of Amendment to Share Subscription Agreement by and among Hotel101 Global Holdings Corp. and certain consultants and/or employees of Hotel101 Global Holdings Corp. and/or its affiliates with respect to an aggregate of 330,000 HBNB Ordinary Shares issued to such individuals (incorporated by reference to Exhibit 4.10 to the Shell Company Report on Form 20-F filed with the SEC on July 7, 2025).
4.11††	2025 Equity Incentive Plan (incorporated by reference to Exhibit 4.2 of the Form S-8 filed with the SEC on December 12, 2025).
4.12*	Lock-up Agreement, dated as of June 30, 2025, by and among Hotel101 Global Holdings Corp. and DDPC, and for limited purposes, Winky Investments Ltd.
4.13*	Lock-up Agreement, dated as of June 30, 2025, by and among Hotel101 Global Holdings Corp. and DoubleDragon, and for limited purposes, Winky Investments Ltd.
4.14*	Lock-up Agreement, dated as of June 30, 2025, by and among Hotel101 Global Holdings Corp. and Hotel101 Worldwide, and for limited purposes, Winky Investments Ltd.
4.15*	Lock-up Agreement, dated as of June 30, 2025, by and among Winky Investments Ltd. and Hotel101 Global Holdings Corp.
4.16	Assignment, Assumption and Amendment Agreement, dated as of June 30, 2025, by and among Hotel101 Global Holdings Corp., JVSPAC Acquisition Corp. and Winky Investments Limited (incorporated by reference to Exhibit 2.2 to the Shell Company Report on Form 20-F filed with the SEC on July 7, 2025).
4.17	Real Estate Sales Contract by and among Kabushikigaisha Izumikyo, Hotel101 Worldwide Private Limited and DDPC Worldwide Pte. Ltd dated June 30, 2022 (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 (Registration No. 333-287130) initially filed with the SEC on May 9, 2025).
4.18	Memorandum on Assignment of Contractual Status and Rights Under Contract for a Real Estate Sales Contract by and among Hotel101 Worldwide Private Limited, DDPC Worldwide Pte Ltd, TMK Hotel101 Niseko and Kabushikigaisha Izumicho dated September 2, 2022 (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 (Registration No. 333-287130) initially filed with the SEC on May 9, 2025).
4.19	Real Estate Purchase and Sale Contract between Maruyoshi Kabushikigaisha and TMK Hotel101 Niseko dated June 12, 2023 (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 (Registration No. 333-287130) initially filed with the SEC on May 9, 2025).
4.20	Construction Contract between TMK Hotel101 Niseko and Iwata Chizaki Construction Co., Ltd. dated August 26, 2023(incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 (Registration No. 333-287130) initially filed with the SEC on May 9, 2025).
4.21#	English translation of Deed of Sale of Property between Metrovacesa S.A. and Hotel101 Madrid, S.L.U. dated October 27, 2023 (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 (Registration No. 333-287130) initially filed with the SEC on May 9, 2025).
4.22#	English translation of Contract for Works and Materials for the Construction of a Hotel between Hotel101 Madrid, S.L.U. and Ferrovial Construcción, S.A. dated March 13, 2024 (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-4 (Registration No. 333-287130) initially filed with the SEC on May 9, 2025).
4.23	Standard Offer, Agreement and Escrow Instructions for Purchase of Real Estate by and among DBF IDGT W. 2ND STREET LLC, DBF LT W. 2ND STREET LLC, RAF IDGT W. 2ND STREET LLC, RAF LT W. 2ND STREET LLC, HOTEL101 LOS ANGELES LLC and Chicago Title Company dated September 27, 2023 (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4 (Registration No. 333-287130) initially filed with the SEC on May 9, 2025).

4.24	First Amendment to Standard Offer, Agreement and Escrow Instructions for Purchase of Real Estate by and among DBF IDGT W. 2ND STREET LLC, DBF LT W. 2ND STREET LLC, RAF IDGT W. 2ND STREET LLC, RAF LT W. 2ND STREET LLC and HOTEL101 LOS ANGELES LLC dated November 13, 2023 (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 (Registration No. 333-287130) initially filed with the SEC on May 9, 2025).
4.25	Second Amendment to Standard Offer, Agreement and Escrow Instructions for Purchase of Real Estate by and among DBF IDGT W. 2ND STREET LLC, DBF LT W. 2ND STREET LLC, RAF IDGT W. 2ND STREET LLC, RAF LT W. 2ND STREET LLC and HOTEL101 LOS ANGELES LLC dated November 21, 2023 (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 (Registration No. 333-287130) initially filed with the SEC on May 9, 2025).
4.26	Third Amendment to Standard Offer, Agreement and Escrow Instructions for Purchase of Real Estate by and among DBF IDGT W. 2ND STREET LLC, DBF LT W. 2ND STREET LLC, RAF IDGT W. 2ND STREET LLC, RAF LT W. 2ND STREET LLC and HOTEL101 LOS ANGELES LLC dated November 12, 2024 (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4 (Registration No. 333-287130) initially filed with the SEC on May 9, 2025).
4.27*	Investment Structure Term Sheet for Hotel101 in the Kingdom of Saudi Arabia, dated May 28, 2025, by and between Hotel101 Global Pte. Ltd. and Horizon Business Solutions LLC.
4.28*	Formula 1 Spanish Grand Prix Special Hotel Agreement, dated June 6, 2025, by and between Byrom plc (trading as MATCH Accommodation) and Hotel101 Spain Management, S.L.U.
4.29*	Sale and Purchase Agreement for the acquisition of 100% of the corporate capital of ALNITAK S.R.L., dated November 28, 2025, by and among Hotel101 EU SARL, Lhuxor S.r.l., Sofia Real Estate S.r.l., Caterina Casale and Filippo Casale, in respect of land located in San Donato Milanese, Italy for the development of a Hotel101-branded hotel.
4.30*#	Contract of Sale of Real Estate, dated January 20, 2026, by and between TP International Pty Ltd as trustee for the TP Hotel (Flinders) Trust and Hotel101 Melbourne Pty Ltd, in respect of the property located at 539-545 Flinders Lane, Melbourne, Victoria, Australia.
4.31*#	Development Lease, dated January 20, 2026, by and among TP International Pty Ltd as trustee for the TP Hotel (Flinders) Trust, Hotel101 Melbourne Development Pty Ltd and Hotel101 Melbourne Pty Ltd, in respect of the property located at 539-545 Flinders Lane, Melbourne, Victoria, Australia.
8.1*	List of subsidiaries of HBNB.
11.1*	Insider Trading Policy.
12.1*	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification of the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of CBIZ CPAs P.C., independent registered public accounting firm for HBNB.
15.2*	Consent of Marcum LLP for HBNB.
15.3*	Consent of Marcum LLP for Hotel101 Global Pte. Ltd.
97.1	Clawback Policy of HBNB (incorporated by reference to Exhibit 97.1 to the Shell Company Report on Form 20-F filed with the SEC on July 7, 2025).
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.
†	Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.
††	Indicates a management contract or compensatory plan.
#	Certain schedules and annexures have been omitted pursuant to Regulation S-K Item 601(a)(5). The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

HOTEL101 GLOBAL HOLDINGS CORP.

By:	/s/ Marriana Henares Yulo
Name:	Marriana Henares Yulo
Title:	Director

By:	/s/ Rodolfo Ma. Allena Ponferrada
Name:	Rodolfo Ma. Allena Ponferrada
Title:	Director

Date:	April 30, 2026

[Signature Page to Form 20-F]

Hotel101 Global Holdings Corp. and its Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

Hotel101 Global Holdings Corp.

Opinion on the Financial Statements

We have audited the consolidated statement of financial position of Hotel101 Global Holdings Corp. (the "Company") as of December 31, 2025, the related consolidated statements of comprehensive loss, changes in equity and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the " financial statements"). In our opinion, based on our audit, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited the adjustments to the 2024 financial statements for the recapitalization relating to the reverse merger described in Note 4. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2024 financial statements of the Company other than with respect to the adjustments for the recapitalization relating to the reverse merger and, accordingly, we do not express an opinion or any other form of assurance on the 2024 financial statements taken as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ CBIZ CPAs P.C.

CBIZ CPAs P.C.

We have served as the Company’s auditor since 2024 (such date takes into account the acquisition of certain assets of Marcum LLP by CBIZ CPAs P.C. effective November 1, 2024).

New York, NY
April 30, 2026

PCAOB ID Number 199

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

Hotel101 Global Holdings Corp.

Opinion on the Financial Statements

We have audited, before the adjustments for the recapitalization relating to the reverse merger described in Note 4, the accompanying consolidated statement of financial position of Hotel101 Global Holdings Corp. (the “Company”) as of December 31, 2024, the related consolidated statements of comprehensive loss, changes in deficit and cash flows for the period from March 13, 2024 (date of inception) to December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audit, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the period from March 13, 2024 (date of inception) to December 31, 2024, in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We were not engaged to audit, review, or apply any procedures to the adjustments for the recapitalization related to the reverse merger described in Note 4 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor from January 14, 2025 to June 11, 2025.

New York, NY
January 31, 2025

PCAOB ID Number 688

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

Hotel101 Global Pte. Ltd.

Opinion on the Financial Statements

We have audited, before the adjustments for the recapitalization relating to the reverse merger described in Note 4, the accompanying consolidated statement of financial position of Hotel101 Global Pte. Ltd. (the “Company”) as of December 31, 2024, the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2024 and 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audits, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the years ended December 31, 2024 and 2023, in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We were not engaged to audit, review, or apply any procedures to the adjustments for the recapitalization related to the reverse merger described in Note 4 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor from 2024 to June 11, 2025.

New York, NY
May 9, 2025

PCAOB ID Number 688

Hotel101 Global Holdings Corp. and its Subsidiaries
Consolidated statements of financial position
As at December 31, 2025 and December 31, 2024

	Note	December 31, 2025		December 31, 2024*
Assets
Non-current assets
Property and equipment, including right-of-use assets of US$1.17 million and US$1.07 million at December 31, 2025 and December 31, 2024, respectively	5	US$	7,576,802	US$	6,821,049
Investment in associate	6		15,796,421		-
Deferred tax assets	16		302,978		37,844
Other assets			251,725		188,736
			23,927,926		7,047,629
Current assets
Development properties	7		86,921,711		61,544,287
Receivables, including amounts due from holding companies and related parties of US$0.39 million and US$0.11 million at December 31, 2025 and December 31, 2024, respectively	8		22,243,647		532,268
Prepayments and other assets	9		4,538,023		2,507,057
Cash and cash equivalents			14,670,545		15,043,201
			128,373,926		79,626,813
Total assets		US$	152,301,852	US$	86,674,442

Equity
Share capital	10	US$	23,403	US$	16,456
Accumulated losses			(35,589,078)		(8,875,785)
Additional paid-in capital			52,981,832		10,399,063
Foreign currency translation reserve	11		(304,421)		(165,458)
Total equity			17,111,736		1,374,276

Non-current liabilities
Lease liabilities	12		731,304		683,572
Deferred tax liability	16		7,658,381		-
			8,389,685		683,572
Current liabilities
Lease liabilities - current	12		514,018		415,466
Payables, including amount due to holding companies and related parties of US$109.34 million and US$59.71 million at December 31, 2025 and December 31, 2024, respectively	13		126,286,413		84,201,128
			126,800,431		84,616,594
Total liabilities			135,190,116		85,300,166
Total equity and liabilities		US$	152,301,852	US$	86,674,442

*	Prior year comparatives have been reclassified to reflect the impact of the reverse recapitalization. See Note 4, “Business combination and reverse recapitalization,” for details.

The accompanying notes form an integral part of these consolidated financial statements.

Hotel101 Global Holdings Corp. and its Subsidiaries
Consolidated statements of comprehensive loss
For the years ended December 31, 2025, 2024 and 2023

		For the Year ended December 31,
	Note	2025		2024*		2023*

Rental income		US$	374,573	US$	29,624	US$	1,426
Real estate sales	14		75,210,378		5,908,234		-
Other income			281,139		-		-
Total revenue			75,866,090		5,937,858		1,426

Cost of real estate sales	7,14		(43,416,945)		(3,364,444)		-
Gross margin			32,449,145		2,573,414		1,426

Operating expenses	15		(15,468,713)		(7,458,773)		(2,071,644)
Stock compensation expense	10		(15,550,314)		-		-
Results from operating activities			1,430,118		(4,885,359)		(2,070,218)

Finance income			38,665		27,084		11,713
Finance costs	12,13,14		(7,282,159)		(1,639,174)		(174,184)
Equity in net income of an associate	6		300,639		-		-
Listing fee	1,4,10		(13,755,620)		-		-
Net finance costs			(20,698,475)		(1,612,090)		(162,471)
Loss before income tax			(19,268,357)		(6,497,449)		(2,232,689)
Income tax expense	16		(7,444,936)		-		28,027
Loss for the year			(26,713,293)		(6,497,449)		(2,204,662)

Other comprehensive loss for the year:
Item that is or may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	11		(138,963)		(1,159,811)		687,401
Total comprehensive loss for the year		US$	(26,852,256)	US$	(7,657,260)	US$	(1,517,261)

*	Prior year comparatives have been reclassified to reflect the impact of the reverse recapitalization. See Note 4, “Business combination and reverse recapitalization,” for details.

The accompanying notes form an integral part of these consolidated financial statements.

Hotel101 Global Holdings Corp. and its Subsidiaries
Consolidated statement of changes in equity
For the years ended December 31, 2025, 2024 and 2023

	Share Capital		Additional paid in Capital		Accumulated Losses		Foreign currency translation reserve		Total Equity
At January 1, 2023	US$	5,223,960	US$	-	US$	(173,674)	US$	306,952	US$	5,357,238
Retroactive application of business combination (Note 4)*		(5,215,828)		5,215,828		-		-		-
At January 1, 2023, recasted		8,132		5,215,828		(173,674)		306,952		5,357,238
Total comprehensive loss for 2023		-		-		(2,204,662)		687,401		(1,517,261)
At December 31, 2023, recasted		8,132		5,215,828		(2,378,336)		994,353		3,839,977
Total comprehensive loss for 2024		-		-		(6,497,449)		(1,159,811)		(7,657,260)
Retroactive application of business combination (Note 4)*		8,324		5,183,235		-		-		5,191,559
At December 31, 2024, recasted		16,456		10,399,063		(8,875,785)		(165,458)		1,374,276
Issuance of shares related to the business combination (Note 4,10)		3,865		17,289,364		-		-		17,293,229
Cost of issuance		-		(5,741,905)		-		-		(5,741,905)
Investment in HOA		3,094		15,492,688		-		-		15,495,782
Cancellation of shares		(12)		(7,692)		-		-		(7,704)
Stock compensation expense (Note 10)		-		15,550,314		-		-		15,550,314
Total comprehensive loss for 2025		-		-		(26,713,293)		(138,963)		(26,852,256)
At December 31, 2025 (Note 4,10)	US$	23,403	US$	52,981,832	US$	(35,589,078)	US$	(304,421)	US$	17,111,736

*	Prior year comparatives have been reclassified to reflect the impact of the reverse recapitalization. See Note 4, “Business combination and reverse recapitalization,” for details.

The accompanying notes form an integral part of these consolidated financial statements.

Hotel101 Global Holdings Corp. and its Subsidiaries
Consolidated statement of cash flows
For the years ended December 31, 2025, 2024 and 2023

		For the Years ended December 31,
	Note	2025		2024*		2023*
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax for the year		US$	(19,268,357)	US$	(6,497,449)	US$	(2,232,689)
Adjustments to reconcile net loss to net cash:
Depreciation and amortization expense	5, 17		773,366		584,227		168,784
Stock compensation expense	10		15,550,314		-		-
Equity in net income of an associate	6		(300,639)		-		-
Listing fee	4		13,755,620		-		-
Finance costs	12,13,14		7,282,159		1,639,174		174,184
Changes in operating assets and liabilities:
Accounts payable and other current liabilities	13		(11,323,810)		20,786,156		2,444,010
Development properties	7		(25,377,424)		(26,476,497)		(29,096,918)
Prepayments and other assets	9		(1,931,419)		3,083,052		(5,591,419)
Receivables	8		(21,402,261)		(423,366)		(1,796)
CASH USED IN OPERATING ACTIVITIES			(42,242,451)		(7,304,703)		(34,135,844)

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in other non-current assets			(62,989)		(188,736)		-
Acquisition of property and equipment	5		(923,019)		(231,446)		(480,375)
CASH USED IN INVESTING ACTIVITIES			(986,008)		(420,182)		(480,375)

CASH FLOWS FROM FINANCING ACTIVITIES
Net cash received with the reverse recapitalization	4		788,886		-		-
Proceeds from key executive shares	4		2,214,900		-		-
Payment of issuance costs			(3,557,905)		-		-
Cancellation of shares			(1,284)		-		-
Payment of lease liabilities	17		(550,934)		(617,763)		(117,579)
Advances from ultimate holding company	13		41,510,504		33,155,965		(1,041,071)
Advances from immediate holding company – net	8,13		210,124		(11,993,357)		34,165,672
Advances from related parties - net	8,13		2,074,692		921,952		504,305
CASH PROVIDED BY FINANCING ACTIVITIES			42,688,983		21,466,797		33,511,327
Net changes in cash and cash equivalents			(539,476)		13,741,912		(1,104,892)
Cash, beginning of year			15,043,201		2,536,211		2,954,287
Effect of translation changes on cash			166,820		(1,234,922)		686,816
Cash, end of year		US$	14,670,545	US$	15,043,201	US$	2,536,211

*	Prior year comparatives have been reclassified to reflect the impact of the reverse recapitalization. See Note 4, “Business combination and reverse recapitalization,” for details.

The accompanying notes form an integral part of these consolidated financial statements.

Hotel101 Global Holdings Corp. and its Subsidiaries
Notes to the consolidated financial statements

1.	Domicile and activities

The Company’s legal and commercial name is Hotel101 Global Holdings Corp. (“the Company”) and is commonly known as “HBNB” or “Hotel101”. HBNB is an exempted company with limited liability incorporated under the laws of the Cayman Islands on March 13, 2024. HBNB was incorporated for the purpose of effectuating the Business Combination and is a holding company. HBNB’s registered office is located at 71 Fort Street, PO Box 500, George Town, Grand Cayman, KY1-1106, Cayman Islands. HBNB’s principal executive office is located at 20 Cecil Street #04-03, Plus Building Singapore 049705.

The principal activity of the Company is the acquisition, investment and development of real estate properties and ventures.

The principal activities of the subsidiaries are disclosed in Note 3.1(i).

On April 8, 2024, HBNB signed an Agreement and Plan of Merger with JVSPAC Acquisition Corp. (“JVSPAC”) and the Company’s related parties. On June 30, 2025, HBNB, a wholly-owned subsidiary of DoubleDragon Corporation (“DD”), consummated the business combination pursuant to the agreement and plan of merger, dated as of April 8, 2024 (and as amended on September 3, 2024, the “Merger Agreement”), by and among HBNB, Hotel of Asia, Inc., a company with limited liability incorporated under the laws of the Philippines (“HOA”), DD, a company incorporated under the laws of the Philippines and listed on the Philippine Stock Exchange, Inc., DDPC Worldwide Pte. Ltd. (“DDPCW), a private company limited by shares incorporated under the laws of Singapore and a wholly-owned subsidiary of DD, Hotel101 Worldwide Private Limited, a private company limited by shares incorporated under the laws of Singapore (“Hotel101 Worldwide,” and together with DDPC and DD, the “Principal Shareholders”), Hotel101 Global Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore (“Hotel101 Global”), HGHC 4 Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore and a wholly-owned subsidiary of HBNB (“Merger Sub 1”), HGHC 3 Corp., a British Virgin Islands business company and a wholly-owned subsidiary of HBNB (“Merger Sub 2”) and JVSPAC Acquisition Corp., a British Virgin Islands business company.

The Business Combination was consummated on June 30, 2025 (the “Closing”). The transaction was unanimously approved by JVSPAC’s board of directors and was approved at the extraordinary general meeting of JVSPAC’s shareholders held on June 24, 2025.

Prior to the Company Amalgamation and SPAC Merger (each as defined below) and pursuant to the terms of the Merger Agreement, DoubleDragon, DDPC and Hotel101 Global engaged in the following restructuring (the “Restructuring”):

●	On December 30, 2024, DDPC transferred to Hotel101 Global leasehold right over certain real estate-related properties free and clear of any encumbrances in exchange for the issuance of ordinary shares in the capital of Hotel101 Global to DDPC.

●	On January 21, 2025, DoubleDragon transferred 216,000 common shares of HOA, representing 40% of the share capital of HOA to Hotel101 Global in exchange for 1,987,239 Hotel101 Global shares pursuant to a Share Purchase Agreement.

Pursuant to the Merger Agreement, among other things, the following transactions occurred as part of Closing and after the Restructuring:

a)	Hotel101 Global and Merger Sub 1 amalgamated, with Hotel101 Global being the surviving entity and a direct wholly-owned subsidiary of HBNB (“Company Amalgamation”),

b)	Merger Sub 2 merged with and into JVSPAC, with JVSPAC being the surviving entity and becoming a wholly-owned subsidiary of HBNB (the “SPAC Merger,” and together with the Amalgamation and the other transactions contemplated by the Merger Agreement, the “Business Combination”)

c)	Pursuant to the terms of the Merger Agreement, the aggregate consideration of US$2,300,000,000, was paid in the form of 230,000,000 newly issued ordinary shares of HBNB at a price of US$10.00 per share consisting of (i) 195,500,000 HBNB Ordinary Shares paid to DDPC, Hotel101 Worldwide and DoubleDragon and (ii) 34,500,000 HBNB Ordinary Shares issued to certain key executives and other employees (“Key Executives”) of HBNB and DoubleDragon (the “Key Executive Shares”). The Key Executive Shares shall be subject to a vesting period starting on the 18th month up to the 66th month from the closing. If any Key Executive resigns or is terminated from their role with HBNB or DoubleDragon, as the case may be, while any of their Key Executive Shares remain under lock-up, all such shares under lock-up will revert to HBNB through a buyback arrangement. HBNB shall be the sole beneficiary in case of any gains arising from these buyback transactions, and the departing Key Executive shall not be entitled to any benefit whatsoever.

d)	HBNB issued 600,000 HBNB Ordinary Shares to Merdeka, HBNB’s financial advisor for the Business Combination.

e)	Immediately prior to the effective time of the SPAC Merger (but immediately subsequent to the effective time of the Company Amalgamation), each JVSPAC Right outstanding was cancelled and cease to exist, with every four JVSPAC Rights converting into one JVSPAC Class A Ordinary Share, with fractional shares either be rounded up or otherwise addressed in accordance with the applicable laws. Each issued and outstanding class A ordinary share, with no par value, of JVSPAC and each issued and outstanding class B ordinary share, with no par value, of JVSPAC (other than treasury shares, validly redeemed shares or dissenting shares) were converted into one ordinary share of HBNB.

f)	If HBNB’s reported consolidated revenue for fiscal year 2025, as set forth in its annual audited consolidated financial statements, is at least US$113.25 million, then HBNB, at its option, may issue in the aggregate up to an additional 500,000 ordinary shares (the “Earnout Shares”) as a bonus to the directors, executives, managers, advisors and employees of HBNB, its subsidiaries and/or parent companies, as determined at the relevant time. Fifty percent (50%) of the Earnout Shares will not be subject to any lock-up arrangement, and the remaining fifty percent (50%) of the Earnout Shares shall be subject to a lock-up period of six months from the date of issuance. For the year ended December 31, 2025, the consolidated revenue of HBNB is below US$113.25 million and no additional shares have been issued (Note 10).

As a result of the Business Combination, Hotel101 Global and JVSPAC have become wholly-owned subsidiaries of HBNB as of June 30, 2025. The consolidated financial statements as at December 31, 2025 and for the year ended December 31, 2025 comprise of the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”).

On July 1, 2025, HBNB’s ordinary shares (“HBNB Ordinary Shares”) commenced trading on the Nasdaq Capital Market (“Nasdaq”), under the ticker symbol “HBNB.”

The directors consider DD, incorporated in the Philippines and registered with the Philippines Securities and Exchange Commission, to be the ultimate holding company.

2.	Basis of preparation

2.1.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applying the basis of accounting below and include the accounts of the Corporation and its subsidiaries. The comparative information presented in the financial statements are that of Hotel101 Global and HBNB (Note 4).

2.2.	Going Concern

The Group started operations in 2022. The Group sustained losses in 2025 and 2024 which resulted in accumulated losses of US$35,589,078 and US$8,875,785 as at December 31, 2025 and December 31, 2024, respectively. The losses were mainly due to the high start-up costs for the Group as the Group continues to expand globally and the loss from business combination. As of December 31, 2025, the Group’s cash and cash equivalents amounted to US$14,670,545. These factors raise significant doubt about the Group’s ability to continue as a going concern for at least twelve months from the end of the reporting period. The significant doubt is alleviated, however, as the ultimate holding company has undertaken to provide the necessary financial support to enable the Group to continue its operations as a going concern and to meet its liabilities as and when they fall due. The ultimate holding company also pledged not to enforce its right to collect from the Group any advances made and working capital loans extended until such time that the Group has the ability to repay them. The consolidated financial statements of the Group have been prepared on a going concern basis.

2.3.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except as otherwise described in the notes below.

2.4.	Functional and presentation currency

The consolidated financial statements are presented in United States dollars, which is the Group’s functional currency. All financial and information are presented in United States dollars (‘US$’), unless otherwise stated.

2.5.	Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions about the future that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis and are consistent with the Group’s risk management. These estimates and assumptions may change in future periods and will be recognized in the consolidated financial statements prospectively.

3.	Material accounting policy information

The accounting policies set out below have been applied consistently to period presented in these consolidated financial statements.

3.1.	Basis of consolidation

(i)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Details are as follows:

Name of subsidiary	Principal activities	Country of incorporation/ Principal place of business	Ownership interest December 31, 2025	Ownership interest December 31, 2024
			%	%
HGHC 1 Corp.	Holding Company	Cayman Islands	100%	100%
HGHC 2 Corp.	Holding Company	Cayman Islands	100%	100%
JVSPAC Acquisition Corp.	Holding Company	The British Virgin Islands	100%	-
Hotel101 Global Pte. Ltd.	Holding Company	Singapore	100%	-
Held by Hotel101 Global and subsidiaries
Hotel101 Japan One Pte. Ltd.	Holding Company	Singapore	100%	-
Hotel101 Japan Two Pte. Ltd.	Holding Company	Singapore	100%	-
Hotel101 Marketing Pte. Ltd.	Marketing Company	Singapore	100%	-
Hotel101 Marketing HK Limited	Marketing Company	Hong Kong	100%	-
Hotel101 Marketing Japan GK	Marketing Company	Japan	100%	-
H101 Marketing Mexico, S.A. de C.V.	Marketing Company	Mexico	100%	-
Hotel101 EU SARL	Holding Company	Luxembourg	100%	-
Hotel101 Madrid, S.L.U.	Hotel Developer	Spain	100%	-
Hotel101 Spain Management, S.L.U.	Hotel Management	Spain	100%	-
Hotel101 LA Holdings LLC	Holding Company	USA	100%	-
Hotel101 Los Angeles LLC	Hotel Developer	USA	100%	-
Hotel101 Japan Management Kabushiki Kaisha	Hotel Management	Japan	100%	-
Hotel101 Japan Two Pte. Ltd. - Japan Branch	Holding Company	Japan	100%	-
Tokutei Mokuteki Kaisha Hotel101 Niseko	Hotel Developer	Japan	100%	-
Hotel101 Marketing Pte. Ltd. - Dubai Branch - Rep. Office Niseko	Marketing Company	UAE	100%	-
Hotel101 Marketing Pte. Ltd. - Taiwan Branch - Rep. Office Niseko	Marketing Company	Taiwan	100%	-
Hotel101 (Cambodia) Co., Ltd.	Hotel Developer	Cambodia	100%	-
Hotel101 Australia Pty. Ltd.	Holding Company	Australia	100%	-
Hotel101 Melbourne Development Pty. Ltd.	Hotel Developer	Australia	100%	-
Hotel101 Melbourne Pty. Ltd.	Hotel Developer	Australia	100%	-

On April 8, 2024, the Company signed an Agreement and Plan of Merger with JVSPAC and the Company’s related parties. On September 3, 2024, the Company signed an Amendment to Agreement and Plan of Merger to amend for DD to transfer 40% of the total issued share capital of HOA to Hotel101 Global in exchange for ordinary shares, refer to Note 1, 4 and 6. Effective June 30, 2025 the Business Combination was completed.

(ii)	Loss of control

When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related non-controlling interests and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

(iii)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

3.2.	Foreign currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortized cost in foreign currency translated at the exchange rate at the end of the year.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items in foreign currencies that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction. Foreign currency differences arising on translation are recognized in profit or loss.

(ii) Foreign operations

The assets and liabilities of foreign operations are translated to United States dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to United States dollars at exchange rates at the dates of the transactions or average exchange rates during the year.

The foreign currency translation reserve comprises foreign currency differences arising from the translation of the financial statements of foreign operations whose functional currencies are different from the presentation currency of the Group for the financial period.

Foreign currency differences are recognized in other comprehensive income and presented in the foreign currency translation reserve in equity. However, if the foreign operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of such that control or significant influence is lost, the cumulative amount in the foreign currency translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. When the Group disposes of only part of its interest in a subsidiary that includes a foreign operation while retaining control, the relevant proportion of the cumulative amount is reattributed to non-controlling interests. When the Group disposes of only part of its investment in an associate that includes a foreign operation while retaining significant influence, the relevant proportion of the cumulative amount is reclassified to profit or loss.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely to occur in the foreseeable future, foreign exchange gains and losses arising from such a monetary item that are considered to form part of a net investment in a foreign operation are recognized in other comprehensive income, and are presented in the foreign currency translation reserve in equity.

3.3.	Property and equipment

(i)	Recognition and measurement

Items of property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

If significant parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

The gain or loss on disposal of an item of property and equipment is recognized net in profit or loss.

(ii)	Subsequent costs

The cost of replacing a component of an item of property and equipment is recognized in the carrying amount of the item if it is probable that future economic benefits embodied within the component will flow to the Group, and its cost can be measured reliably. The carrying amount of the replaced component is derecognized.

The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

(iii)	Depreciation

Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets are assessed and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately.

Depreciation is recognized as an expense in profit or loss on a straight-line basis over the estimated useful lives of each component of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term.

The estimated useful lives for the current period are as follows:

Leasehold improvements	shorter of useful life or lease term
Office equipment	5 years
Office unit	64 years

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted if appropriate.

3.4.	Investment in Associate

An associate is an entity in which the Group has significant influence. Significant influence is the power to participate in the financial and operating policies of the investee but is not control or joint control over those policies. The Group’s investment in associates is accounted for using the equity method.

Under the equity method, the investment in associates is initially recognized at cost. The carrying amount of the investment is adjusted to recognize the changes in the Group’s share of net assets of the associate since the acquisition date.

The Group discontinues applying the equity method when their investments in investee companies are reduced to zero. Accordingly, additional losses are not recognized unless the Group has guaranteed certain obligations of the investee companies. When the investee companies subsequently report net income, the Group will resume applying the equity method but only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

3.5.	Leases

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of property, the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease terms of right-of-use assets are as follows:

Office premise	3 to 5 years
Showroom	2 to 5 years

The right-of-use asset is subsequently stated at cost less accumulated depreciation and impairment losses.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the lessee’s incremental borrowing rate. Generally, the Group uses the lessee’s incremental borrowing rate as the discount rate.

The Group determines the lessee’s incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

●	fixed payments, including in-substance fixed payments.

●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date; and

●	the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Where the basis for determining future lease payments changes as required by interest rate benchmark reform, the Group remeasures the lease liability by discounting the revised lease payments using the revised discount rate that reflects the change to an alternative benchmark interest rate.

The Group presents right-of-use assets in ‘property and equipment’ and lease liabilities in the statement of financial position.

Short-term leases and leases of low-value assets

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

3.6.	Financial instruments

i.	Recognition and initial measurement

Non-derivative financial assets and financial liabilities

Trade receivables are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus or minus, for an item not at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

ii.	Classification and subsequent measurement

Non-derivative financial assets

On initial recognition, a financial asset is classified as measured at amortized cost.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

Financial assets at amortized cost

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets: Business model assessment

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed, and information is provided to management.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Group’s continuing recognition of the assets.

The business model of the Group is as follows:

Held to collect

The Group holds financial assets which arise from its property development business and hotel operations. The objective of the business model for these financial instruments is to collect the amounts due from the Group’s receivables and to earn contractual interest income on the amounts collected.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Group’s continuing recognition of the assets.

Non-derivative financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

●	contingent events that would change the amount or timing of cash flows;

●	terms that may adjust the contractual coupon rate, including variable rate features;

●	prepayment and extension features; and

●	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a significant discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant on initial recognition.

Non-derivative financial assets: Subsequent measurement and gains and losses

Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Finance income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Non-derivative financial liabilities: Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost. These financial liabilities are initially measured at fair value less directly attributable transaction costs. They are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss.

iii.	Derecognition

Financial assets

The Group derecognizes a financial asset when:

●	the contractual rights to the cash flows from the financial asset expire; or

Transferred assets are not derecognized when the Group enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets.

Financial liabilities

The Group derecognises a financial liability when its contractual obligations are discharged, cancelled or expired. The Group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

Interest rate benchmark reform

When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Group updates the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. No immediate gain or loss is recognized.

A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:

●	the change is necessary as a direct consequence of the reform; and

●	the new basis for determining the contractual cash flows is economically equivalent to the previous basis — i.e. the basis immediately before the change

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Group first updates the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Group applies the policies on accounting for modifications to the additional changes.

iv.	Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

v.	Cash and cash equivalents

Cash and cash equivalents comprises of cash on hand and cash in bank used by the Group in the management of its commitments.

vi.	Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effects. Income tax relating to transactions costs of an equity transaction is accounted for in accordance with IAS 12.

Stock Compensation expense

Stock compensation expense relates to key executive shares (KES) of the Company issued as part of the business combination. KES are measured at the fair market value of the underlying stock at the grant date and the expense is recognized over the requisite service period.

3.7.	Development properties

Development properties are properties that are acquired and developed or constructed for sale in the ordinary course of business, rather than to be held for rental or capital appreciation.

Development properties are measured at the lower of cost and net realizable value. Cost includes acquisition costs, development expenditure and other costs directly attributable to the development activities.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs to make the sale. The write-down to net realizable value is presented as allowance for foreseeable losses, if any.

3.8.	Impairment

i.	Non-derivative financial assets

The Group recognises loss allowances for expected credit loss (“ECLs”) on financial assets measured at amortized cost (“cash and cash equivalents” and “receivables”).

Loss allowances of the Group are measured on either of the following bases:

●	12-month ECLs: these are ECLs that result from default events that are possible within the 12 months after the reporting date (or for a shorter period if the expected life of the instrument is less than 12 months); or

●	Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

Simplified approach

The Group applies the simplified approach to provide for ECLs for all trade receivables. The simplified approach requires the loss allowance to be measured at an amount equal to lifetime ECLs.

General approach

The Group applies the general approach to provide for ECLs on all other financial instruments. Under the general approach, the loss allowance is measured at an amount equal to 12-month ECLs at initial recognition.

At each reporting date, the Group assesses whether the credit risk of a financial instrument has increased significantly since initial recognition. When credit risk has increased significantly since initial recognition, loss allowance is measured at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and includes forward-looking information.

If credit risk has not increased significantly since initial recognition or if the credit quality of the financial instruments improves such that there is no longer a significant increase in credit risk since initial recognition, loss allowance is measured at an amount equal to 12-month ECLs.

The Group considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Measurement of ECLs

ECLs are probability-weighted estimates or credit losses. Credit losses are measured at the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Evidence that a financial asset is credit-impaired includes the following observable data:

●	significant financial difficulty of the borrower;

●	a breach of contract such as a default;

●	the restructuring of a loan or advance by the Group on terms that the Group would not consider otherwise;

●	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

●	the disappearance of an active market for a security because of financial difficulties.

Presentation of allowance for ECLs in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of these assets.

Write-off

The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

ii.	Non-financial assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. An impairment loss is recognized if the carrying amount of an asset or its related cash-generating unit (“CGU”) exceeds its estimated recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

3.9.	Employee benefits

i.	Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

ii.	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

3.10.	Provisions

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

3.11.	Revenue Recognition

The Group recognizes revenue from contracts with customers when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. Revenues exclude value-added tax (“VAT”) and other fees collected on behalf of other parties.

The transfer of control can occur over time or at a point in time. Revenue is recognized at a point in time unless one of the following criteria is met, in which case it is recognized over time: (a) the customer simultaneously receives and consumes the benefits as the Group performs its obligations; (b) the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or (c) the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

The Group assesses its revenue arrangements to determine if it is acting as principal or agent. The Group has generally concluded that it is the principal in its revenue arrangements.

Real Estate Sales

Revenue from the sale of these development properties under pre-completion stage are recognized over time during the construction period (or percentage of completion) since based on the terms and conditions of its contract with the buyers, the Group’s performance does not create an asset with an alternative use and the Group has an enforceable right to payment for performance completed to date.

In measuring the progress of its performance obligation over time, the Group uses the output method. The Group recognizes revenue on the basis of direct measurements of the value to customers of the goods or services transferred to date, relative to the remaining goods or services promised under the contract. Progress is measured using surveys of performance completed to date. This is based on the monthly project accomplishment report prepared by the third party contractor, reviewed by the construction manager, if there is any for the project, and approved by the Company which integrates the surveys of performance to date of the construction activities for both sub-contracted and those that are fulfilled by the developer itself.

Repossessed property arising from sales cancellation is recognized at its fair value less cost to repossess. Upon repossession, the difference between the carrying amount of the receivable to be derecognized and the fair value of the repossessed property less repossession cost will be recognized in profit or loss.

Rental Income

Rental income (net of any lease incentives) is recognized on a straight-line basis over the lease term. Contingent rentals, which include gross turnover rental, are recognized as income in the accounting period in which it is earned and the amount can be reliably measured.

Other Income

Other income consists of income other than those generated from its ordinary course of business such as other charges and processing fees to buyers incidental to the Company’s operations. This is recognized when earned.

3.12.	Cost and Expense Recognition

Costs and expenses are recognized when they are incurred and are reported in the consolidated financial statements in the periods to which they relate.

Cost Recognition of Real Estate Sales

The Group recognizes costs relating to satisfied performance obligations as these are incurred taking into consideration the contract fulfillment assets. These include costs of land, construction, and development costs, professional fees, permits and licenses. These costs are allocated to the saleable area, with the portion allocable to the sold area being recognized as costs of sales while the portion allocable to the unsold area being recognized as part of development properties.

Expenses are also recognized when a decrease in future economic benefit related to a decrease in an asset or an increase in a liability that can be measured reliably has arisen. Expenses are recognized on the basis of a direct association between costs incurred and the earning of specific items of income; on the basis of systematic and rational allocation procedures when economic benefits are expected to arise over several accounting periods and the association can only be broadly or indirectly determined; or immediately when an expenditure produces no future economic benefits or when, and to the extent that future economic benefits do not qualify, or cease to qualify, for recognition as an asset.

3.13.	Contract Balances

Receivables

A receivable represents the Group’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due).

Contract Assets

A contract asset is the right to consideration for performance completed to date that is conditional on an event other than the passage of time. The contract assets are transferred to trade receivables when the rights become unconditional.

Contract Liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the Group transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Group performs under the contract.

Costs to Obtain Contract

The incremental costs of obtaining a contract with a customer are recognized as an asset if the Group expects to recover them. The Group has determined that commissions paid to brokers and marketing agents on the sale of pre-completed real estate units are recognized to other current assets when recovery is reasonably expected and are charged to expense in the period in which the related revenue is recognized as earned. Commission expense which did not qualify for capitalization is included in the “Selling and marketing expenses” account in the consolidated statements of comprehensive loss.

Costs incurred prior to obtaining contract with customer are not capitalized but are expensed as incurred.

Amortization, Derecognition and Impairment of Capitalized Costs to Obtain a Contract

The Group amortizes capitalized costs to obtain a contract over the expected construction period using percentage of completion following the pattern of real estate revenue recognition. The amortization is included within cost of real estate sales.

At each reporting date, the Group determines whether the cost to obtain a contract may be impaired. The Group estimates impairment as the excess of the carrying amount of the assets over the remaining amount of consideration that the Group expects to receive less the costs that relate directly to providing services that have not been recognized as expenses under the relevant contract. In determining the estimated amount of consideration, the Group uses the same principles as it does to determine the contract transaction price, except that any constraints used to reduce the transaction price will be removed for the impairment test and the amount is adjusted to reflect the customer’s credit risk.

Significant Financing Components

For contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year, the transaction price is adjusted for the time value money. The financing component is recognized within finance costs or finance income in the consolidated statements of comprehensive loss.

For contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer is less than one year, the Company has elected to apply the practical expedient and does not adjust the promised amount of consideration for the effects of a significant financing component. No portion of the contract consideration is reclassified as finance income for payments in arrears or finance costs for payments in advance.

3.14.	Finance income and finance costs

Finance income comprise of interest income from cash in bank is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise of interest expense on amount due to immediate holding company that are recognized in profit or loss. Interest expense is recognized using the effective interest method.

The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

●	the gross carrying amount of the financial asset; or

●	the amortized cost of the financial liability.

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

3.15.	Tax

Tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

The Group has determined that interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and therefore accounted for them under IFRS(I) 1-37 Provision, Contingent Liabilities and Contingent Assets.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any.

Current tax assets and liabilities are offset only if certain criteria are met.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized for:

●	temporary differences related to investments in subsidiaries to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future; and

●	taxable temporary differences arising on the initial recognition of goodwill.

The measurement of deferred taxes reflects the tax consequences that would follow the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if certain criteria are met.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognise a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised; such reductions are reversed when the probability of future taxable profits improves.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

3.16.	Earnings per share

The Group presents basic and diluted loss per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares outstanding, for the dilutive effect arising from the conversion of the non-redeemable convertible non-cumulative preference shares.

3.17.	New Accounting Standards and Interpretations Not Yet Adopted

The standards and amendments issued by the IASB that will have mandatory application in 2026 or subsequent years are listed below.

IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 - Presentation and Disclosure in Financial Statements, primarily in response to investors’ concerns about comparability and transparency of entities’ performance reporting. IFRS 18 replaces IAS 1 - Presentation of Financial Statements, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some IAS 1 paragraphs have been moved to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 - Financial Instruments: Disclosures. Furthermore, the IASB has made minor amendments to IAS 7 - Statement of Cash Flows and IAS 33 - Earnings Per Share.

IFRS 18 introduces new requirements to:

-	present specified categories and defined subtotals in the statement of profit or loss;

-	provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements, and

-	improve aggregation and disaggregation.

IFRS 18 is effective from January 1, 2027. The Group is evaluating the potential impact from the adoption of this standard and performing a detailed assessment to determine the appropriate classification of items to ensure that the operating profit subtotal will comply with the requirements of IFRS 18.

IFRS 19 - Subsidiaries without Public Accountability: Disclosures

In May 2024, the IASB issued IFRS 19 — Subsidiaries without Public Accountability: Disclosures, which permits eligible subsidiaries to use IFRS Accounting Standards with reduced disclosures better suited to the needs of the users of their financial statements, as well as to keep only one set of accounting records to meet the needs of both their parent company and the users of their financial statements. In August 2025, the IASB issued amendments to IFRS 19 that will provide reduced disclosure requirements for new and amended IFRS Accounting Standards issued between February 2021 and May 2024 that were not considered when IFRS 19 was first issued.

The standard and amendments are effective on or after January 1, 2027 and earlier application is permitted. The Company is currently evaluating the impact of this standard on its financial statements.

Amendments to IFRS 9 - Financial Instruments and IFRS 7 - Financial Instruments: Disclosures

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments which amended IFRS 9 - Financial Instruments and IFRS 7 - Financial Instruments: Disclosures, with the aim of addressing diversity in practice by making the requirements more understandable and consistent. The amendments: (a) clarify the date of recognition and derecognition of certain financial assets and liabilities, with a new exception for certain financial liabilities settled through an electronic cash transfer system to be derecognized before the settlement date if certain criteria are met; (b) clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; (c) add new disclosures for certain instruments with contractual terms that can change cash flows (such as certain instruments with features linked to the achievement of environment, social and governance (ESG) targets), and (d) update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

The amendments are effective on or after January 1, 2026 and earlier application is permitted. The Company is currently evaluating the amendments to determine its impact on the Company’s disclosures.

Annual Improvements to IFRS Accounting Standards - Volume 11

In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards - Volume 11 which contains amendments to five standards as result of IASB’s annual improvements project. IASB uses the annual improvements process to make necessary, but non-urgent, amendments to IFRS Accounting Standards that will not be included as part of another major project. The amended standards are: IFRS 1 - First-time Adoption of International Financial Reporting Standards, IFRS 7 - Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7; IFRS 9 - Financial Instruments; IFRS 10 - Consolidated Financial Statements, and IAS 7 — Statement of Cash Flows.

The amendments are effective on or after January 1, 2026 and earlier application is permitted. The Company is currently evaluating the improvements to determine its impact on the Company’s financial statements.

Amendments to IAS 21 - The Effects of Changes in Foreign Exchange Rates

In November 2025, the IASB issued Amendments for translation to a hyperinflationary presentation currency which amended IAS 21 - The Effects of Changes in Foreign Exchange Rates, to clarify how companies should translate financial statements from a non-hyperinflationary currency into a hyperinflationary one.

The amendments are effective on or after January 1, 2027 and earlier application is permitted. The Company is currently evaluating the amendments to determine its impact on the Company’s financial statements.

4.	Business combination and reverse recapitalization

The SPAC Merger was accounted for as a capital reorganization in accordance with IFRS 2 Share-based Payments (“IFRS 2”). Under this method of accounting, JVSPAC is treated as the “acquired” company for financial reporting purposes and Hotel101 Global as the accounting “acquirer”. As such, Hotel101 Global is deemed the accounting predecessor of the combined business, and HBNB, as the parent company of the combined business, is the successor SEC registrant, meaning that Hotel101 Global’s financial statements for previous periods will be disclosed in the registrant’s periodic reports filed with the SEC from here forward. The net assets of JVSPAC were stated at historical cost, with no goodwill or other intangible assets recorded. The SPAC Merger, which is not within the scope of IFRS 3 Business Combinations (“IFRS 3”), since JVSPAC did not meet the definition of a “business” pursuant to IFRS 3, was accounted for within the scope of IFRS 2. Any excess of fair value of the HBNB’s common shares issued over the fair value of JVSPAC’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

The consolidated financial statements of the merged company will represent a continuation of the financial statements of Hotel101 Global. The historical financial statements also include HBNB since its inception in 2024 as this entity was under common control in the historical period. The principles and guidance on the preparation and presentation of the consolidated financial statements will be applied as follows:

-	the assets and liabilities of Hotel101 Global and HBNB recognized and measured in the financial statements at their carrying amounts immediately prior to the Capital Reorganization;

-	the net investment of Hotel101 Global and HBNB are recognized in the financial statements at amounts immediately prior to the Capital Reorganization. Common shares and capital surplus have been adjusted retroactively to reflect the legal capital of Hotel101 Global; and

-	the comparative information presented in the financial statements are that of Hotel101 Global and HBNB.

The following table summarizes the proceeds raised and issuance costs incurred related to the Business Combination on June 30, 2025:

Cash and Cash-Trust Account, net of redemptions	US$	1,467,432
Less: transaction costs and professional fees, paid directly from Trust Account		(678,546)
Net proceeds received from Trust and Cash Account	US$	788,886

The following table summarizes the impact to the Statement of Equity related to the Business Combination on June 30, 2025:

	Number of shares	Amount (US$)
Shares issued to SPAC public investors (at US$3.64 / share)	1,546,148	US$	5,627,979
Shares issued to SPAC sponsor and Maxim (at US$3.64 / share)	1,996,250		7,266,350
Shares issued to Advisor (at US$3.64 / share)	600,000		2,184,000
Shares issued to key executives, employees and consultants (at US$3.64 / share)	34,500,000		125,580,000
Business Combination equity issued			140,658,329
Cost of issuance			(5,741,905)
Business Combination equity issued, net of transaction costs		US$	134,916,424

Listing expense

As discussed above, as the SPAC Merger was accounted for in accordance with IFRS 2, the difference in the fair value of the shares deemed to have been issued by the Company, and the fair value of the JVSPAC’s identifiable net assets represented a service received by the Company, and thus was recognized as an expense upon consummation of the SPAC Merger.

Upon Closing, the excess fair value of the equity interests deemed to have been issued to JVSPAC as consideration over the fair value of JVSPAC’s identifiable net assets was recognized as a listing expense in the amount of US$13.76 million in the consolidated income statement for the period ended December 31, 2025.

The following table displays the calculation of the listing expense recognized:

	Number of shares	Amount (US$)
Shares issued to SPAC public investors (at US$3.64 / share)	1,546,148		5,627,979
Shares issued to SPAC sponsor and Maxim (at US$3.64 / share)	1,996,250		7,266,350
Fair value of consideration			12,894,329
Fair value of JVSPAC Net Liabilities acquired			861,291
Excess of fair value of consolidation over JVSPAC’s net assets (IFRS 2 charge for listing service)		US$	13,755,620

Redemptions resulted in US$61,468,797 of trust cash being paid out to SPAC shareholders before closing. The remaining trust cash of US$1,467,432, less liabilities assumed of US$2,328,723, resulted in net liabilities of US$861,291 being acquired.

HBNB also issued 600,000 HBNB Ordinary Shares to its financial advisor as compensation for the services rendered by the financial advisor for the business combination.

Following the transaction, the Company had 234,152,398 ordinary shares outstanding, consisting of:

Number of shares
Shares issued to SPAC public investors	1,546,148
Shares issued to SPAC sponsor and Maxim	1,996,250
Shares issued to Advisor	600,000
Shares issued to executives, employees and consultants	34,500,000
Shares issued to former Hotel101 Global Shareholders	195,500,000
Initial shares of the Company	10,000
234,152,398

The number of shares issued by the Company to former Hotel101 Global shareholders was determined as follows:

	Legacy Shares	Shares after conversion ratio
Common Stock issued to former Hotel101 Global Shareholders	12,558,533	195,500,000

5.	Property and equipment

	Right-of-use assets		Leasehold improvements		Office equipment		Building		Total
Cost
At December 31, 2023	US$	1,380,761	US$	470,718	US$	9,657	US$	-	US$	1,861,136
Additions in 2024		1,109,050		153,809		77,637		5,191,558		6,532,054
Lease termination		(1,118,749)		-		-		-		(1,118,749)
At December 31, 2024		1,371,062		624,527		87,294		5,191,558		7,274,441
Additions in 2025		606,100		532,828		390,191		-		1,529,119
At December 31, 2025		1,977,162		1,157,355		477,485		5,191,558		8,803,560

Accumulated depreciation
At December 31, 2023		118,252		50,047		485		-		168,784
Additions in 2024		479,692		100,949		3,586		-		584,227
Lease termination		(299,619)		-		-		-		(299,619)
At December 31, 2024		298,325		150,996		4,071		-		453,392
Depreciation for the year		504,134		175,703		12,411		81,118		773,366
At December 31, 2025		802,459		326,699		16,482		81,118		1,226,758

Carrying amounts
At December 31, 2024	US$	1,072,737	US$	473,531	US$	83,223	US$	5,191,558	US$	6,821,049
At December 31, 2025	US$	1,174,703	US$	830,656	US$	461,003	US$	5,110,440	US$	7,576,802

On December 30, 2024, Hotel101 Global purchased its leased office premise at 20 Cecil St., Singapore from its immediate holding company for US$ 5,191,558. The contract of lease between DDPCW and Hotel101 Global was terminated and the carrying amount of the right-of-use asset was removed to reflect the lease termination. The gain recognized from the lease termination amounting to US$64,818 is included in the “Operating expenses” account in the consolidated statements of comprehensive loss netted under “Other administrative expenses” in Note 15.

6.	Investment in Associate

On January 21, 2025, Hotel101 Global acquired 40% of the total issued share capital of HOA from DD, the ultimate parent company, in exchange for shares of Hotel101 Global (Note 1).

HOA is incorporated in the Philippines and is engaged in the hotel, hospitality and real estate related businesses.

The investment in HOA was initially measured at cost as of acquisition date and subsequently adjusted to recognize the Company’s share of HOA’s net income or loss, as well as any dividends received.

The carrying amount of the investment in HOA follows:

Cost of the investment acquired	US$	15,495,782
Share in net income of HOA from acquisition to December 31, 2025		300,639
Balance at December 31, 2025	US$	15,796,421

Presented below is HOA’s summary of financial information:

	December 31, 2025
Percentage ownership interest		40%
Current assets	US$	109,253,662
Noncurrent assets		45,611,874
Current liabilities		102,521,862
Noncurrent liabilities		22,266,795
Net assets	US$	30,076,879

	For the year ended December 31, 2025
Total revenue	US$	38,046,229
Net income		1,711,548
Other comprehensive income		1,416,470

7.	Development properties

	December 31, 2025		December 31, 2024
Development properties	US$	86,921,711	US$	61,544,287

	December 31, 2025		December 31, 2024
Hotel101-Madrid	US$	35,887,083	US$	29,464,537
Hotel101-Niseko		35,864,426		17,008,312
Hotel101-Los Angeles		15,170,202		15,071,438
	US$	86,921,711	US$	61,544,287

	December 31, 2025		December 31, 2024
Land and land development	US$	32,737,234	US$	44,520,523
Construction in progress		54,184,477		17,023,764
	US$	86,921,711	US$	61,544,287

Development properties represent cost of construction and development of condominium hotel units for Tokutei Mokuteki Kaisha Hotel101 Niseko and Hotel101 Madrid, S.L.U., and the land related acquisition costs for Hotel101-Los Angeles lot. Hotel101-Madrid has been completed in March 2026 and has started its hotel operations.

Development properties recognized as “Cost of real estate sales” amounted to US$43,416,945, US$3,364,444 and nil for the year ended December 31, 2025, 2024 and 2023, respectively (Note 14).

No write-down was recognized on the Group’s development properties in 2025, 2024 and 2023.

8.	Receivables

	December 31, 2025		December 31, 2024
Installment contracts receivable	US$	21,516,722	US$	81,160
Rent receivable		26,010		-
Other receivables		308,342		343,998
Amount due from related parties		280,809		330
Amount due from immediate holding company (DDPCW)		111,764		106,780
	US$	22,243,647	US$	532,268

Installment contracts receivable pertains to receivables from the sale of development properties. These receivables are collectible in monthly installments over a period of one (1) year to ten (10) years. Titles to development properties are not transferred to the buyers until full payment has been made.

The amount due from immediate holding company and related parties pertains to reimbursables paid by the Group. These are non-trade, unsecured, non-interest bearing and repayable on demand.

Other receivables mainly pertain to the receivable from tax authorities for stamp duty refund and receivable from the property manager of the Hotel101-Los Angeles lot.

Credit and market risks

Information about the Group’s exposures to credit and market risks are disclosed in Note 21.

9.	Prepayments and other assets

	December 31, 2025		December 31, 2024
Input value-added tax and other taxes	US$	57,983	US$	1,073,509
Prepayments		2,478,146		72,583
Advances to suppliers		1,727,983		35,476
Costs to obtain contract - net		76,527		1,132,929
Refundable deposits		79,154		74,330
Other deposits		118,230		118,230
	US$	4,538,023	US$	2,507,057

Input value-added tax represents accumulated input taxes from purchases of goods and services for business operations and purchases of materials and services for the office units and leasehold construction which can be applied against future output value-added tax.

Prepayments include prepaid real property taxes, rent, insurance, payments in advance and other prepaid expenses are normally utilized within one (1) year.

Advances to suppliers pertain to payments to suppliers for services not yet delivered.

Cost to obtain contract — net represents commission payments to brokers and agents for the sale of Hotel101 unit less any amount previously amortized as cost. Cost to obtain contract recognized as “Cost of real estate sales” amounted to US$2,803,828, US$211,987 and nil for the year ended December 31, 2025, 2024 and 2023, respectively (Note 14).

10.	Equity

Share capital

On March 13, 2024, the incorporation date, the shareholder subscribed to 1 ordinary share of the Company at US$1 per share.

In 2025, the Company filed an amended and restated Memorandum of Association amending its authorized share capital to US$50,000 divided into 500,000,000 ordinary shares of par value US$0.0001 each, effectively splitting its initial capital to 10,000 ordinary shares.

The excess of the deemed costs of the shares issued by HBNB in exchange for the fair value of JVSPAC’s identifiable net assets at the date of the Business Combination resulted in a US$13.76 million loss from business combination. The fair value of shares issued was based on a market price of US$3.64 per share as of June 30, 2025, the closing date of the business combination.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per ordinary share at meetings of the Group. All shares rank equally with regard to the Group’s residual assets.

As of December 31, 2025, the Company has 234,032,386 ordinary shares outstanding.

Key Executive Shares

On June 30, 2025, HBNB entered into restricted share subscription agreements with certain key executives and/or employees of HBNB and/or its affiliates with respect to an aggregate of 34,170,000 Key Executive Shares.

On June 30, 2025, HBNB entered into share subscription agreements with certain consultants and/or employees of HBNB and/or its affiliates with respect to an aggregate of 330,000 Key Executive Shares (“Subscribed KES”). On July 2, 2025, HBNB entered into an amendment to each Share Subscription Agreement with each Share Subscriber pursuant to which all but 100 of each Share Subscriber’s Subscribed KES are subject to a lock-up period.

On June 30, 2025, HBNB entered into restricted share subscription agreements with certain key executives and/or employees of HBNB and/or its affiliates (the “Restricted KES Subscribers”) with respect to an aggregate of 34,170,000 Key Executive Shares (“Restricted KES”). On June 30, 2025, HBNB issued the Restricted KES to the relevant Restricted KES Subscribers at US$0.0642 per share, amounting to US$2,193,714 received by HBNB as proceeds from the issuance.

The Restricted KES will vest according to the following schedule (the “Vesting Schedule”) from June 30, 2025:

Number of Months from June 30, 2025	% of Restricted KES
18 Months	5.00%
30 Months	10.00%
42 Months	15.00%
54 Months	20.00%
66 Months	50.00%

On June 30, 2025, HBNB entered into share subscription agreements (each, a “Share Subscription Agreement”) with certain consultants and/or employees of HBNB and/or its affiliates (the “KES Subscribers” and together with the Restricted KES Subscribers, the “Key Executives”) with respect to an aggregate of 330,000 Key Executive Shares (“Subscribed KES”). On June 30, 2025, HBNB issued the Subscribed KES to the relevant KES Subscribers at US$0.0642 per share amounting to US$21,186 received by HBNB as proceeds from the issuance. On July 2, 2025, HBNB entered into an amendment to each Share Subscription Agreement with each Share Subscriber pursuant to which all but 100 of each Share Subscriber’s Subscribed KES (the “Locked-up KES”) are subject to the following lock-up period schedule (each, a “Lock-up Period” and such Locked-up KES subject to a Lock-up Period, “Lock-up Shares”):

Lock-up period	% of Lock-up Shares
July 2, 2025 to 18 Months after June 30, 2025	100.00% of Locked-up KES
July 2, 2025 to 30 Months after June 30, 2025	95.00% of Locked-up KES
July 2, 2025 to 42 Months after June 30, 2025	85.00% of Locked-up KES
July 2, 2025 to 54 Months after June 30, 2025	70.00% of Locked-up KES
July 2, 2025 to 66 Months after June 30, 2025	50.00% of Locked-up KES

The fair value of Key Executive Shares was based on the closing trading price of HBNB’s shares at the grant date, and compensation expenses will be recorded in the consolidated statements of operations over the vesting period of the Key Executive Shares. The grant date for the Key Executive shares is June 30, 2025 and the grant date fair value of the share is US$3.64 per underlying share based on closing price of HBNB share as of closing date.

In addition to the issued Key Executive Shares of the Company, if the Company reports a consolidated revenue for fiscal year 2025, as set forth in its annual audited consolidated financial statements of at least US$113.25 million, then HBNB, at its option, may issue in the aggregate up to an additional 500,000 ordinary shares as a bonus to the directors, executives, managers, advisors and employees of HBNB, its subsidiaries and/or parent companies, as determined at the relevant time (“Earnout Shares”). For the year ended December 31, 2025, the consolidated revenue of HBNB is below US$113.25 million and no additional shares have been issued.

In 2025, the Company cancelled 120,000 Restricted KES due to the resignation of Restricted KES Subscribers prior to the vesting of shares. As of December 31, 2025, there are 34,380,000 KES outstanding recorded in Share capital and Additional paid-in capital in the consolidated statements of financial position. Stock compensation expense amounted to US$15.55 million, and nil during 2025 and 2024, respectively, in the consolidated statements of comprehensive loss.

Equity Incentive Plans

On October 24, 2025, the Board of HBNB approved the 2025 Equity Incentive Plan (“2025 Incentive Plan”) of the Company to provide grants to acquire ordinary shares of the Company up to a maximum of 23,403,239 Ordinary Shares, which number may be adjusted pursuant to the Incentive Plan. As of December 31, 2025, no shares have been issued in relation to the Incentive Plan.

Capital management

The Group manages its capital to ensure that the Group is able to continue as a going concern and maintains an optimal capital structure so as to maximize shareholder value.

The capital structure of the Group comprises all components of equity as shown in the statement of financial position.

The Board of Directors regularly reviews the Group’s capital structure on a periodic basis and balances its overall capital structure through new share issuance and borrowings.

No significant changes were made in the objectives, policies or processes relating to the management of the Group’s capital structure during the period. The Group is not subject to externally imposed capital requirements.

11.	Foreign currency translation reserve

	December 31, 2025		December 31, 2024
Balance at beginning	US$	(165,458)	US$	994,353
Exchange differences on translation of foreign operations for the year		(138,963)		(1,159,811)
Foreign currency translation reserve	US$	(304,421)	US$	(165,458)

The foreign currency translation reserve comprises foreign currency differences arising from the translation of the financial statements of foreign operations whose functional currencies are different from the presentation currency of the Group for the financial period.

12.	Lease liabilities

	December 31, 2025		December 31, 2024
Non-current
Lease liabilities	US$	731,304	US$	683,572

Current
Lease liabilities	US$	514,018	US$	415,466

Terms and debt repayment schedule

Terms and conditions of the lease liabilities are as follows:

		Incremental		December 31, 2025
	Currency	borrowing rate	Year of maturity	Face value		Carrying amount
Lease liabilities	Various	7% - 8.50%	2026 - 2029	US$	1,409,554	US$	1,245,332

		Incremental		December 31, 2024
	Currency	borrowing rate	Year of maturity	Face value		Carrying amount
Lease liabilities	Various	5% - 7.66%	2026 - 2029	US$	1,234,546	US$	1,099,038

Interest expense related to the lease liabilities is included in the “Finance costs” account in the consolidated statements of comprehensive loss which amounted to US$91,118, US$130,128 and US$31,570 for the year ended December 31, 2025, 2024 and 2023, respectively.

13.	Payables

	December 31, 2025		December 31, 2024
Trade payables	US$	9,696,361	US$	1,622,982
Deposits		3,854,630		22,543,438
Output VAT payable		2,573,487		-
Income tax payable		51,689		-
Amount due to ultimate holding company (DD)		81,151,493		35,640,889
Amount due to immediate holding company (DDPCW)		24,412,418		22,638,110
Amounts due to related parties		3,781,815		1,426,644
Accrued expenses		764,520		329,065
	US$	126,286,413	US$	84,201,128

Trade payables represent amount due to third party suppliers including trade payables arising from services provided by contractors and service providers. These are non-interest bearing and are normally settled within thirty (30) days.

Deposits represent payments to the Group by prospective buyers from Hotel101-Niseko and Hotel101-Madrid projects which are to be applied against the contracts receivable upon recognition of revenue.

Output VAT payable pertains to VAT and similar taxes payable in relation to the sales and collections received from buyers.

Amount due to related parties includes payable to HOA for the collections made by Hotel101 Global for bookings of HOA projects using HBNB’s Hotel101 application and advances made by related parties and reimbursables initially paid by related parties. These are non-trade, unsecured, non-interest bearing and repayable on demand.

Amounts due to immediate holding company are non-trade, unsecured and repayable on demand, this includes the following:

●	Advances for the working capital requirements of the Group amounting to US$22.22 million as of December 31, 2025 and 2024, which bears a fixed interest of 8.0%. Finance costs recognized amounted to US$1.56 million, US$218,400 and US$140,614 for the year ended December 31, 2025, 2024 and 2023, respectively. Unpaid finance costs amounted to US$2.13 million and US$359,014 as of December 31, 2025 and 2024, respectively.

●	Expenses paid by the immediate holding company on behalf of the Group amounted to US$61,260 as of December 31, 2025 and 2024.

Amounts due to ultimate holding company are non-trade, unsecured and repayable on demand, this includes the following:

●	Advances for the working capital requirements of the Group amounting to US$76.63 million and US$34.90 million as of December 31, 2025 and 2024, respectively, which bears a fixed interest of 8.0%. Finance costs recognized amounted to US$4.00 million, nil and nil for the year ended December 31, 2025, 2024 and 2023, respectively. Unpaid finance costs amounted to US$4.00 million and nil as of December 31, 2025 and 2024, respectively.

●	Expenses paid by the ultimate holding company on behalf of the Group amounted to US$4.52 million and US$737,641 as of December 31, 2025 and 2024, respectively.

14.	Revenue from Contracts with Customers

The Group derives revenue from the transfer of services over time. The Group’s source of revenue from contract with customer is from vertical real estate sales. All of the Group’s real estate sales from Hotel101 developments are from revenue from contracts with customers recognized over time.

The Group enters into contracts to sell with one identified performance obligation which is the sale of the Hotel101 unit together with the services to transfer the title to the buyer upon full payment of contract price. The amount of consideration indicated in the contract revenue is fixed and has no variable consideration. The Group offers several payment options to prospective customers. These include full payment upfront as well as various deferred payment schemes. The Group collects nonrefundable reservation fees from customers which is part of the contract price of the unit.

The customer is contractually obliged to make payments to the Group based on its agreed payment option. The Group and the customer do not have the unilateral right to terminate the agreement except in an event of default. If an event of default occurs, the sale can be cancelled and the customer shall be entitled to a refund of all amounts paid on the contract price less liquidated damages to cover for real estate broker’s commission, and taxes or expenses paid by the Group to the government or third parties in connection with revenue contract.

Total real estate revenue for the year ended December 31, 2025, 2024 and 2023 amounted to US$75,210,378, US$5,908,234 and nil, respectively. Real estate revenue is recognized using percentage of completion method as permitted by IFRS 15, based on the estimated completion of a physical proportion of the contract work. Gross profit from real estate revenues related to the development of properties amounted to US$31,793,433, US$2,543,790 and nil for the year ended December 31, 2025, 2024 and 2023, respectively.

Interest expense from the significant financing component is included in the “Finance costs” account in the consolidated statements of comprehensive loss amounted to US$1,631,741, US$1,290,646 and nil for the year ended December 31, 2025, 2024 and 2023, respectively.

Contract Balances

	December 31, 2025		December 31, 2024
Contract assets	US$	21,516,722	US$	81,160
Cost to obtain contract		76,527		1,132,929
Contract liabilities		2,906,700		21,186,012

Cost of Real Estate Sales

	For the year ended December 31,
	2025		2024		2023
Construction and development costs	US$	27,626,448	US$	2,200,049	US$	-
Land and land development costs		12,986,669		952,408		-
Cost to obtain contract		2,803,828		211,987		-
	US$	43,416,945	US$	3,364,444		-

Real estate sales	US$	75,210,378	US$	5,908,234	US$	-
Real estate development margin		42.3%		43.1%		-

15.	Operating Expenses

The following expense items have been included in arriving at loss before tax:

	For the year ended December 31,
	2025		2024		2023
Depreciation and amortization	US$	773,366	US$	584,227	US$	168,784
Professional and contracted fees		3,566,527		3,417,680		771,240
Travel expenses		1,110,150		411,481		368,923
Employee benefits expense		7,060,779		1,467,049		234,276
Taxes and permits		248,301		176,293		-
Utilities and office		56,360		11,401		-
Insurance		227,706		29,248		-
Selling and marketing expenses		1,178,142		922,087		186,046
Other administrative expenses		1,247,382		439,307		342,375
	US$	15,468,713	US$	7,458,773	US$	2,071,644

16.	Income taxes

The Group’s effective tax rate is a function of the mix of tax rates in the various jurisdictions in which we conduct business. HBNB is domiciled in the Cayman Islands. Under the current laws of the Cayman Islands, HBNB is not subject to tax in the Cayman Islands on income.

HBNB’s headquarter and majority of its operations is in Singapore, where it’s main operating subsidiary Hotel101 Global is domiciled. The corporate income tax rate in Singapore is 17%. The Group’s subsidiary in Japan is a real estate investment company that is allowed by law to deduct its dividend distributions to shareholders from its taxable income, provided it meets specific “tax qualifying” criteria, essentially allowing it to reduce the standard Japanese corporate income tax.

The breakdown of income tax expense (credit) is presented below.

	For the year ended December 31,
	2025		2024		2023
Current tax expense	US$	51,689	US$	-	US$	9,077
Deferred tax expense		7,393,247		-		(37,104)
	US$	7,444,936	US$	-	US$	(28,027)

A reconciliation between actual income tax expense and the theoretical income tax expense, calculated on the basis of the applicable corporate tax rate for each of the years ended December 31, 2025, 2024 and 2023 is provided below.

	For the year ended December 31,
	2025		2024		2023
Loss before income taxes	US$	(19,268,357)	US$	(6,497,449)	US$	(2,232,689)
Tax expense calculated at a statutory corporate income tax rate of 17%		(3,275,621)		(1,104,566)		(379,557)
Tax effect on:
Non-deductible expenses		3,678,619		4,210		9,173
Income not subject to tax		(30,772)		(4,604)		(1,991)
Effect of different tax rates in other countries		2,629,500		(145,097)		(102,836)
Unrecognized deferred tax asset		4,839,573		1,250,057		447,184
Tax deductions and incentives		(302,003)		-		-
Foreign exchange rate difference		(278,895)		-		-
Adjustment relating to prior years		184,535		-		-
	US$	7,444,936	US$	-	US$	(28,027)

The breakdown of deferred tax assets and deferred tax liabilities at December 31, 2025 and 2024 including the movements in deferred income tax assets and liabilities during the year are summarized below.

	December 31, 2023		Recognized in consolidated statements of comprehensive loss		December 31, 2024		Recognized in consolidated statements of comprehensive loss		December 31, 2025
Deferred tax assets arising on:
Lease liabilities	US$	-	US$	-	US$	-	US$	261,034	US$	261,034
Cost of sales from percentage of completion		-		-		-		10,561,103		10,561,103
Net operating loss carry over		37,844		-		37,844		-		37,844
Nondeductible accruals		-		-		-		4,100		4,100
Deferred tax assets		37,844		-		37,844		10,826,237		10,864,081
Offsetting of deferred tax assets		-		-		-		-		(10,561,103)
Total deferred tax assets		37,844		-		37,844		10,826,237		302,978

Deferred tax liabilities arising on:
Right of use assets		-		-		-		(241,422)		(241,422)
Revenue from percentage of completion		-		-		-		(17,978,062)		(17,978,062)
Deferred tax liabilities		-		-		-		(18,219,484)		(18,219,484)
Offsetting of deferred tax liabilities		-		-		-		-		10,561,103
Total deferred tax liabilities		-		-		-		(18,219,484)		(7,658,381)
Net deferred tax assets (liabilities)	US$	37,844	US$	-	US$	37,844	US$	(7,393,247)	US$	(7,355,403)

As of December 31, 2025, the Group’s operations have a net loss carryforward of approximately $5.62 million in different jurisdictions. These net operating losses can be carried forward from 10 years to indefinitely in subsequent taxable years.

17.	Leases

Leases as lessee

The Group leases office premise from its immediate holding company and showroom spaces from a third parties. The leases run for periods ranging from 3 to 5 years, with options to renew after lease expiry dates.

Information about leases for which the Group is a lessee is presented below.

Right-of-use assets

	Office premise		Showroom		Total
Group
Balance at December 31, 2023	US$	1,044,164	US$	218,345	US$	1,262,509
Additions for the year		-		1,109,050		1,109,050
Depreciation charge for the year		(225,034)		(254,658)		(479,692)
Lease termination		(819,130)		-		(819,130)
Balance at December 31, 2024		-		1,072,737		1,072,737
Additions for the year		346,435		259,665		606,100
Depreciation charge for the year		(38,248)		(465,886)		(504,134)
Balance at December 31, 2025	US$	308,187	US$	866,516	US$	1,174,703

Amounts recognized in profit or loss

	For the year ended December 31,
	2025		2024		2023
Interest on lease liabilities	US$	91,118	US$	130,128	US$	33,571

Amounts recognized in statement of cash flows

	For the year ended December 31,
	2025		2024		2023
Total cash outflow for lease	US$	(550,934)	US$	(617,763)	(122,954)

Leases as lessor

The Group’s Hotel101-Los Angeles lot has an existing structure with tenants at the time of acquisition, and the leases have been assigned to the Group. The Group plans to retain the leases in the short-term as the primary purpose of the Hotel101-Los Angeles lot is for the construction and development of the Hotel101-Los Angeles project. Rental income amounted to US$0.37 million, US$0.03 million and nil for the year ended December 31, 2025, 2024 and 2023, respectively.

18.	Loss per share

	For the year ended December 31,
	2025		2024		2023
Loss attributable to the owners of the company	US$	(26,713,293)	US$	(6,497,449)	US$	(2,204,662)
Weighted average number of ordinary shares		213,363,459		81,778,204		81,323,334
Basic and diluted loss per share	US$	(0.13)	US$	(0.08)	US$	(0.03)

For the year ended December 31, 2025, 2024 and 2023, the Company has no potential dilutive debt or equity instruments.

19.	Related parties

Amounts due from immediate holding company and related parties were presented under Receivables (Note 8) for reimbursables paid the Company on behalf of the immediate holding company and related parties.

Amounts due to the ultimate holding company, immediate holding company and related parties were presented under Payables (Note 13) which represents intercompany loans and advances provided by related parties to the Group.

The Group sold Hotel101 units to DD’s related parties. The transactions are subject to the same terms and conditions as sales to third parties. Real estate sales and cost of real estate sales amounted to US$5,794,340, US$3,463,095, respectively, for the year ended December 31, 2025, and US$87,482 and US$50,895, respectively for the year ended December 31, 2024. As of December 31, 2025 and 2024, total installment contracts receivable from related parties amounted to US$5,190,437 and nil, respectively.

On December 30, 2024, the Group purchased its leased office premise at 20 Cecil St., Singapore from DDPCW for US$5,191,558 in exchange for 5,347,244 shares of the Company.

Key management personnel compensation

Key management personnel of the Group are those persons having the authority and responsibility for planning, directing and controlling the activities of the Group. The directors are considered as key management personnel of the Company.

	For the year ended December 31,
	2025		2024		2023
Directors compensation for the Group	US$	3,271,589	US$	612,026	US$	47,662

Compensation to directors of HBNB includes the following:

-	US$1.24 million for salary and other short-term benefits (US0.59 million in 2024, US$28,299 in 2023)

-	US$1.70 million for stock compensation expense

-	US$ 221.50 thousand for directors’ insurance

Certain directors are not paid directly by the Group but receive remuneration from the Group’s ultimate holding company, in respect of their services to the larger group which includes the Group. No apportionment has been made as the services provided by these directors to the Group are incidental to their responsibilities to the larger group.

Total stock compensation expense under the Key Executive Shares amounted to US$15.55 million, nil and nil for the years ended December 31, 2025, 2024 and 2023 (Note 10).

20.	Segment Reporting

As of December 31, 2025, the Company has one reportable segment, that is property development.

Property development segment includes the acquisition and development of real estate properties and the sale of these real estate properties and units. Once the real estate properties are completed, the Group will manage these properties as Hotel101 hotels and will be under the hotel management segment of the Group.

As of December 31, 2025, there are no operating hotels under the Group. Hotel101-Madrid started its hotel operations in March 2026.

Reportable segment is defined as components of an entity for which discrete financial information is available and is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in making decisions regarding resource allocation and performance assessment. The Company’s CODM is its Chief Executive Officer. The CODM assesses financial performance and decides how to allocate resources based on consolidated net income.

21.	Financial instruments

(i)	Financial risk management

Overview

The Group has exposure to the following risks from financial instruments:

●	credit risk

●	liquidity risk

●	market risk

This note represents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. Management is responsible for developing and monitoring the Group’s risk management policies. Management reports regularly to the Board of Directors on its activities.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

(ii)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the Group’s receivable from other related parties.

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis.

At reporting date, there is no significant concentration of credit risk for the Group.

Amounts due from related parties and subsidiaries

Impairment on the Group’s receivable from related parties has been measured on the 12-month expected loss basis which reflect the low credit risk of the exposures. The amount of the allowances on these balances is insignificant.

The carrying amounts of financial assets in the statements of financial position represent the Group’s maximum exposures to credit risk.

(iii)	Liquidity risk

Liquidity risk refers to the risks that the Group will not able to meet its financial obligations as they fall due. The Group manages liquidity risk by matching its payment and receipts cycle.

Exposure to liquidity risk

The following are the remaining contractual maturities of financial liabilities. The amounts are gross and undiscounted, and include contractual interest payments and exclude the impact of netting agreements:

December 31, 2025
Non-derivative financial liabilities	Carrying Amount		Contractual cash flows		Within 1 year		After 1 year but within 5 years
Payables	US$	126,286,413	US$	(126,286,413)	US$	(126,286,413)	US$	-
Lease liabilities		1,245,322		(1,409,554)		(646,325)		(763,229)
	US$	127,531,735	US$	(127,695,967)	US$	(126,932,738)	US$	(763,229)

December 31, 2024
Non-derivative financial liabilities	Carrying amount		Contractual cash flows		Within 1 year		After 1 year but within 5 years
Payables	US$	84,201,128	US$	(84,419,528)	US$	(84,419,528)	US$	-
Lease liabilities		1,099,038		(1,243,546)		(482,915)		(760,631)
	US$	85,300,166	US$	(85,663,074)	US$	(84,902,443)	US$	(760,631)

(iv)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

Interest rate risk

Interest rate risk is the risk that the fair value or future cashflow of the Group’s financial instruments will fluctuate because of changes in market interest rates. The Group is not exposed to interest rate risk in respect of amount due to immediate holding company as it bears fixed interest rates.

Foreign currency risk

The Group is exposed to foreign currency risk on transactions that are denominated in currencies other than the respective functional currencies of the Group’s entities. Additionally, the Group is exposed to currency translation risk arising from net assets of subsidiaries operating in other countries, which are denominated in their respective domestic currencies which is also their functional currencies.

Exposure to currency risk

Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or in previous financial statements, are recognized in the consolidated statements of comprehensive loss. The Group monitors its principal exposure to foreign currency translation exchange risk, although the Group did not engage in any specific hedging activities in relation to translation exchange risk for the periods presented.

The Group’s exposure to foreign currencies for the year ended December 31, 2025 and 2024 amounted to US$2,363,318 and US$5,499,085, respectively. A hypothetical, immediate and adverse change of 10 percent in the exchange rates of the major foreign currencies with the US$, would result in a decrease of approximately US$236,332 and US$549,909 at December 31, 2025 and 2024, respectively.

(v)	Accounting classifications and fair values

The carrying amounts of financial assets and financial liabilities in the statement of financial position are as follows.

	Carrying amount
	Amortised cost		Other financial liabilities		Total
December 31, 2025
Financial assets not measured at fair value
Receivables	US$	22,243,647	US$	-	US$	22,243,647
Cash and cash equivalents		14,670,545		-		14,670,545
Refundable deposits		79,154		-		79,154
	US$	36,993,346	US$	-	US$	36,993,346

	Carrying amount
	Amortised cost		Other financial liabilities		Total
December 31, 2024
Financial assets not measured at fair value
Receivables	US$	532,268	US$	-	US$	532,268
Cash and cash equivalents		15,043,201		-		15,043,201
Refundable deposits		74,330		-		74,330
	US$	15,649,799	US$	-	US$	15,649,799

Measurement of fair values

The carrying amounts of financial assets and financial liabilities with a maturity of less than one year (including receivables, cash and cash equivalents and payables) approximate their fair values due to their short period to maturity.

22.	Note to consolidated statement of cash flows

The following transactions are the non-cash investing and financing activities of the Group for the year ended December 31, 2025:

-	Acquisition of 40% common interest in HOA in exchange for Hotel101 Global shares resulting to a US$15,495,782 Investment in Associate (Note 6).

-	Issuance of common shares related to the business combination and SPAC merger on June 30, 2025 (Note 4), including shares issued service providers and part of the cost of issuance of amounting US$2,184,000.

-	Right-of-use assets obtained in exchange for new lease liabilities amounted to US$606,100 and US$1,109,050 for the year ended December 31, 2025 and 2024, respectively.

23.	Subsequent events

The Group’s management has evaluated subsequent events through the date the consolidated financial statements were issued.

On January 19, 2026, the Group incorporated Horizon Hospitality HBNB Company in Saudi Arabia as a subsidiary of Hotel101 Global for its planned hotel development in Saudi Arabia.

On January 20, 2026, HBNB signed a joint venture with definitive binding agreements for the development of Hotel101-Melbourne.

On January 30, 2026, HBNB granted 18,429 shares (“Restricted Share Units”, “RSU”) to non-employee directors in relation to the Company’s 2025 Incentive Plan. The RSUs will vest on the first anniversary from January 30, 2026, subject to the participant’s continued service as a non-employee director through such date.

On April 22, 2026, HBNB held an extraordinary general meeting of shareholders, through which its shareholders passed resolutions approving the following:

1)	the redesignation of HBNB’s authorized share capital;

2)	the increase of HBNB’s authorized share capital from $50,000 divided into 500,000,000 HBNB Ordinary Shares of par value $0.0001 each to $100,050,000 divided into:

(i)	500,000,000 HBNB Ordinary Shares of par value $0.0001 each, and

(ii)	100,000,000 preferred shares of par value $1.00 each (the “Preferred Shares”)

3)	the delegation of authority to the board of directors of HBNB, in its sole and absolute discretion, to issue one or more classes or series of Preferred Shares; and

4)	adoption of the Second Amended HBNB Articles.

Subsequent to December 31, 2025, the Group received advances from the ultimate holding company, immediate holding company and from related parties amounting to approximately US$ 16.35 million.